Exhibit 99.1

UP TO US $1,000,000,000 SENIOR SECURED CREDIT FACILITY AGREEMENT

Dated as of February 19, 2013

Among

PACIFIC SHARAV S.ÀR.L. AND PACIFIC DRILLING VII LIMITED

as Borrowers

PACIFIC DRILLING S.A.

as Guarantor

EKSPORTKREDITT NORGE AS

as GIEK Facility Lender

THE BANKS AND FINANCIAL INSTITUTIONS

Listed in Schedule 1 as Commercial Facility Lenders

CITIBANK N.A. AND DNB MARKETS INC.

as Structuring Banks and as Syndication Agents

CITIBANK N.A. AND DNB BANK ASA, NEW YORK BRANCH

as Global ECA Coordinators

CITIBANK N.A.

as Documentation Agent

DNB BANK ASA, NEW YORK BRANCH

as Administrative Agent, GIEK Facility Agent, Security Agent and Account Bank

CITIBANK N.A., DNB BANK ASA, NEW YORK BRANCH, ABN AMRO CAPITAL USA LLC,

ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) AND STANDARD

CHARTERED BANK PLC

as Mandated Lead Arrangers

and

CITIBANK N.A., DNB MARKETS INC., ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC,

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) AND STANDARD CHARTERED BANK

PLC

as Bookrunners

INDEX

Section		Page

1	INTERPRETATION	2

2	FACILITY	29

3	POSITION OF THE LENDERS	29

4	DRAWDOWN	30

5	INTEREST	32

6	INTEREST PERIODS	36

7	DEFAULT INTEREST	37

8	REPAYMENT, PREPAYMENT AND CANCELLATION	39

9	CONSOLIDATION OF REPAYMENTS	44

10	CONDITIONS PRECEDENT	44

11	REPRESENTATIONS AND WARRANTIES	45

12	GENERAL UNDERTAKINGS	51

13	CORPORATE UNDERTAKINGS	56

14	INSURANCE	62

15	VESSEL COVENANTS	67

16	SECURITY COVER	71

17	PAYMENTS AND CALCULATIONS	73

18	APPLICATION OF RECEIPTS	75

19	EARNINGS ACCOUNTS; GROUP CORPORATE ACCOUNTS	76

20	EVENTS OF DEFAULT	76

21	FEES AND EXPENSES	81

22	INDEMNITIES	83

23	NO SET-OFF OR WITHHOLDING; TAX INDEMNITIES	85

24	ILLEGALITY, ETC	89

25	INCREASED COSTS	90

26	SET-OFF	92

27	SHARING	93

28	ROLE OF THE ADMINISTRATIVE AGENT	95

29	TRANSFERS RELATING TO BORROWERS; TRANSFERS BY LENDERS AND CHANGES IN LENDING OFFICES	104

30	VARIATIONS AND WAIVERS; PLATFORM	109

31	NOTICES	113

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32	PDSA GUARANTY	116

33	SUPPLEMENTAL	118

34	LAW AND JURISDICTION	120

Schedules

Schedule 1	-	Commercial Facility Lenders, Commitments & Lending Offices
Schedule 2	-	Drawdown Notice
Schedule 3	-	Conditions Precedent
Schedule 4	-	Transfer Certificate
Schedule 5	-	Mandatory Cost Formula
Schedule 6	-	Disclosed Litigation
Schedule 7	-	Pre-Approved Flag States
Schedule 8	-	Estimated Project Costs
Schedule 9	-	Exceptions to Representations
Schedule 10	-	List of Norwegian Suppliers and Contracts

Exhibits

Exhibit A	-	Form of Assignment of Accounts
Exhibit B	-	Form of Assignment of Construction Contract
Exhibit C	-	Form of Assignment of Refund Guarantee
Exhibit D-1	-	Form of Luxembourg Share Pledge Agreement
Exhibit D-2	-	Form of British Virgin Islands Share Pledge Agreement
Exhibit E	-	Form of First Preferred Ship Mortgage
Exhibit F	-	Form of Assignment of Insurances
Exhibit G	-	Form of Assignment of Re-insurances
Exhibit H	-	Form of Assignment of Earnings
Exhibit I	-	Form of Assignment of Management Agreement with Manager’s Consent
Exhibit J	-	Form of Account Control Agreement
Exhibit K	-	Form of Assignment of Internal Charter
Exhibit L	-	Form of Management Agreement
Exhibit M	-	Form of Insurance Broker’s Report

ii

SENIOR SECURED CREDIT FACILITY AGREEMENT

THIS SENIOR SECURED CREDIT FACILITY AGREEMENT (this “Agreement”), dated as of February 19, 2013.

AMONG

(1)	PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 37, rue d’Anvers, L-1130, Luxembourg and registered with the Luxembourg trade and companies register under number B.169724 (“PSS”), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a “Borrower”);

(2)	PACIFIC DRILLING VII LIMITED, a company incorporated under the laws of the British Virgin Islands (“PDVIIL”), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a “Borrower”);

(3)	PACIFIC DRILLING S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 37, rue d’Anvers, L-1130 Luxembourg and registered with the Luxembourg trade and companies register under number B.159658 (“PDSA”), as guarantor (the “Guarantor”);

(4)	EKSPORTKREDITT NORGE AS, with registered offices at Hieronymus Heyerdahls gate 1, NO-0112 Oslo, Norway, as GIEK facility lender (the “GIEK Facility Lender”);

(5)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1, as Commercial Facility Lenders (the “Commercial Facility Lenders”);

(6)	CITIBANK N.A. (“Citibank”) and DNB MARKETS INC. (“DNB Markets”), as structuring banks (the “Structuring Banks”) and as syndication agents (the “Syndication Agents”);

(7)	CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB”), as global ECA coordinators (the “Global ECA Coordinators”)

(8)	CITIBANK, as documentation agent (the “Documentation Agent”);

(9)	DNB, as administrative agent and security agent (together with any successor administrative agent and security agent appointed pursuant to Section 28, the “Administrative Agent” or as applicable, the “Security Agent”) and as account bank (in such capacity, the “Account Bank”) and as GIEK facility agent (in such capacity, the “GIEK Facility Agent”);

(10)	CITIBANK, DNB, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as mandated lead arrangers (the “Mandated Lead Arrangers”); and

(11)	CITIBANK, DNB MARKETS, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as book runners (the “Bookrunners”).

PRELIMINARY STATEMENTS

(A)	The Borrowers (capitalized terms not otherwise defined herein shall have the meaning set forth in Section 1.1) have requested, and the Lenders have agreed to make available to the Borrowers, loan facilities in the aggregate principal amount of up to the lower of (i) $1,000,000,000 and (ii) 72% of the Project Costs (defined below), to be made as follows upon the terms and subject to the conditions set forth in this Agreement:

(a) by the GIEK Facility Lender, a term loan facility of up to $500,000,000 conditional upon the issuance of the GIEK Guarantees;

(b) by the Commercial Facility Lenders, a term loan facility of up to $500,000,000;

to provide pre-delivery and post-delivery financing to the Borrowers for the Collateral Vessels (including the payment of the Project Costs and the making of Reimbursement Payments).

(B)	GIEK has agreed to guarantee payment of the GIEK Facility Loan to the GIEK Facility Lender in connection with the financing of the Eligible Contracts, in the circumstances, and up to maximum amounts, specified in the GIEK Guarantees.

(C)	The Guarantor has agreed to guarantee all Obligations of the Borrowers under the Finance Documents.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1	INTERPRETATION

1.1 Definitions. Subject to Section 1.4, in this Agreement:

“Account Bank” means DNB Bank ASA, New York Branch, acting in such capacity initially through its office at 200 Park Avenue, 31st Floor, New York, NY 10166;

“Account Control Agreement” means an account control agreement in respect of an Earnings Account by and among an Obligor (or Internal Charterer, as applicable), the Security Agent and the Account Bank in substantially the form of Exhibit J hereto;

“Administrative Agent” means DNB Bank ASA, New York Branch, acting in such capacity through its office at 200 Park Avenue, 31st Floor, New York, NY 10166, or any successor of it appointed under Section 28;

“Advance” means each GIEK Facility Advance and each Commercial Facility Advance;

“Affected Lender” means either, as applicable, (i) any Commercial Facility Lender referenced in Section 5.7(d) or (ii) the GIEK Facility Lender pursuant to Section 5.7(e);

“Affiliate” means, with respect to any Person, any Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) of a Person shall mean the power, direct or indirect, (i) to vote 50% or more of the securities or other interests having ordinary voting power for the election of directors of such Person or of Persons serving a similar function, or (ii) to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise;

“Approved Brokers” means each of Fearnleys, RS Platou, ODS Petrodata and Clarksons and each other Person that is an independent shipbroker and that is reasonably satisfactory to the Administrative Agent;

“Approved Flag State” means any of the following:

(a) each state registry or flag listed in Schedule 7; and

(b) any other state registry or flag reasonably acceptable to the Majority Lenders; provided that no change of state registry or flag shall be permitted without the prior written approval of the Majority Lenders;

“Approved Manager” means any direct or indirect Subsidiary of the Guarantor controlled by any member of the Group that is appointed and remains manager of a Collateral Vessel by the applicable Borrower;

“Assigned Assets” means the assets assigned or charged by an Obligor to the Security Agent pursuant to the Ship Mortgages, the Assignments of Construction Contracts or any other Finance Document to which such Obligor is, or will be, a party;

“Assignment of Accounts” means the first priority assignment of each Earnings Account by an Obligor (or Internal Charterer, as applicable), in favor of the Security Agent, substantially in the form of Exhibit A hereto, together with appropriate notices and acknowledgments thereof;

“Assignment of Construction Contract” means each first priority assignment in favor of the Security Agent of the Construction Contract relating to each Collateral Vessel, together with appropriate notices to and, to the extent obtainable by the Borrowers using commercially reasonable efforts, acknowledgment of the Builder relating thereto, in substantially the form of Exhibit B hereto;

“Assignment of Earnings” means each first priority assignment of earnings covering a Collateral Vessel in favor of the Security Agent granted by the relevant Borrower or Internal Charterer, as applicable, together with appropriate notices to the relevant charterer or drilling contract operator relating thereto, in substantially the form of Exhibit H hereto;

“Assignment of Insurances” means each first priority assignment of insurances, together with appropriate notices thereof, endorsements on such policies, as required by the terms of such insurances and loss payable clauses satisfactory to the Security Agent, covering each Collateral Vessel in favor of the Security Agent granted by the relevant Borrower, and any Internal Charterer or other Affiliate thereof that has an interest in such insurances in substantially the form of Exhibit F hereto;

“Assignment of Internal Charter” means each first priority assignment of internal charter, including the Earnings in connection with such Internal Charter, together with appropriate notices thereof, and consents thereto, covering each Collateral Vessel in favor of the Security Agent granted by the relevant Borrower in substantially the form of Exhibit K hereto;

“Assignment of Management Agreement” means each first priority assignment in favor of the Security Agent by the relevant Borrower of any Management Agreement, and by the initial Approved Manager or any replacement thereof of any sub-management agreement, together with appropriate notices and acknowledgments thereof, in substantially the form of Exhibit I hereto;

“Assignment of Refund Guarantee” means each first priority assignment in favor of the Security Agent of the Refund Guarantee relating to each Construction Contract, together with appropriate notices to and, to the extent obtainable by the Borrowers using commercially reasonable efforts, acknowledgments of the relevant Refund Guarantor relating thereto, in substantially the form of Exhibit C hereto;

“Assignment of Re-insurances” means each first priority assignment of re-insurances, together with appropriate notices thereof, endorsements on such policies, as required by the terms of such insurances and loss payable clauses satisfactory to the Security Agent, covering each Collateral Vessel in favor of the Security Agent granted by the relevant Borrower and any Affiliate thereof that has an interest in such insurances in substantially the form of Exhibit G hereto;

“Audited Financial Statements” means the consolidated audited financial statements of the Group and any other entities required to be consolidated in such statements in accordance with any applicable laws or regulations;

“Availability Period” has the meaning set forth in Section 4.8;

“Back-stop Date” means the last to occur of:

(a) (i) in respect of the Pacific Sharav, November 30, 20141 and (ii) in respect of the Pacific Meltem, November 30, 2014; or

(b) such later date as the Administrative Agent may, with the authorization of all the Lenders, agree with the Borrowers;

“Borrower” has the meaning specified in the recital of parties to this Agreement;

“Borrower or Internal Charterer or Approved Manager Change of Control Event” means at any time during the Security Period, any of the Borrowers or the Internal Charterer or the Approved Manager shall cease to be (i) Subsidiaries of the Guarantor, or (ii) 100% owned directly or indirectly by the Guarantor, provided however that ownership shares of the Borrowers or Internal Charterer or Approved Manager may be held by other Persons to the extent necessary or advisable under local law for Collateral Vessel operations under Satisfactory Drilling Contracts or any other drilling contract, so long as at all times (A) the Borrowers, the Internal Charterer and the Approved Manager shall remain under control of the Guarantor, and (B) the Guarantor shall own, directly or indirectly, at least 51% of the shares of the Borrowers, the Internal Charterer and the Approved Manager;

“British Virgin Islands Share Pledge Agreement” means a first priority equitable mortgage over shares executed by PDGL, the shareholder of PDVIIL, in favor of the Security Agent, in substantially the form of Exhibit D-2 hereto, together with appropriate irrevocable proxies, undated share transfers, undated resignations of all officers of PDVIIL, and certificates evidencing such shares;

[1]	GIEK Offer Letter to be aligned with this date.

“Builder” means Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing in the Republic of Korea whose registered office is at 34th Floor, Samsung Life Insurance Seocho Tower 1321-15, Seocho-Dong, Seocho-Gu, Seoul, Korea 137-857;

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in (i) New York, New York, (ii) Houston, Texas, (iii) Luxembourg or (iv) Oslo, Norway are authorized or required by law to close;

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalent (however designated) or corporate stock of such Person;

“Cash Equivalents” shall mean the following (all of which shall be valued at market value and freely disposable and for the avoidance of doubt none of the following shall be deemed disqualified from being freely disposable by reason of being included in minimum liquidity calculations under this Agreement or other agreements respecting Indebtedness, or being subject to a Security Interest): (a) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed or insured by the United States Government or any agency thereof, (b) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition and overnight bank deposits of any Lender and certificates of deposit with maturities of one year or less from the date of acquisition and overnight bank deposits of any other commercial bank whose principal place of business is organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development or has concluded special lending arrangements with the International Monetary Fund associated with its General Arrangements to Borrow, or a political subdivision of any such country, and having capital and surplus in excess of $200,000,000, (c) commercial paper of any issuer rated at least A-2 by Standard & Poor’s Ratings Group or P-2 by Moody’s Investors Service, Inc. with maturities of one year or less from the date of acquisition, and (d) additional money market investments with maturities of one year or less from the date of acquisition rated at least A-1 or AA by Standard & Poor’s Ratings Group or P-1 or Aa by Moody’s Investors Service, Inc.;

“Certificate of Compliance” has the meaning set forth in Section 12.4(c);

“CIRR Rate” means the Commercial Interest Reference Rate determined by the Organisation for Economic Co-operation and Development (OECD) according to the “Arrangement on Officially Supported Export Credit”, and being for Advances relating to:

(a) the Pacific Khamsin, 3.05% per annum,

(b) the Pacific Sharav, 3.96% per annum, and

(c) the Pacific Meltem, 2.37% per annum,

each being offered for twelve (12) years for the currency USD;

“Classification” means the classification set out in paragraph (xiv)(4) of Part B of Schedule 3 or other highest classification and no material overdue recommendations or adverse notations available for vessels of the same age and type as the Collateral Vessels with its Classification Society or such other classification as the Administrative Agent may, with the authorization of the Majority Lenders, agree shall be treated as the Classification of the Collateral Vessels for the purposes of the Finance Documents; provided that no change in Classification shall occur without Majority Lenders’ prior written consent;

“Classification Society” means Det Norske Veritas or such other classification society that is a member of the International Association of Classification Societies (IACS) as the Administrative Agent shall approve (acting on the authorization of the Majority Lenders) from time to time;

“Closing Date” means the date on which the preconditions set forth in Section 10.2 are satisfied and the initial Advance is made;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Collateral” means the Collateral Vessels and all other property securing the Obligations of all of the Obligors or any one such Obligor under any Finance Document;

“Collateral Vessel” means either of, and “Collateral Vessels” means collectively, all of the Pacific Sharav and the Pacific Meltem, in each case, together with the equipment, spares, drawings, plans, specifications (and any intellectual property related to such drawings, plans and specifications) certificates, warranties, buyer furnished equipment and any other documents or items delivered or to be delivered by the Builder under the relevant Construction Contract in relation to such Collateral Vessel;

“Commercial Facility Advance” means the principal amount of each borrowing by the Borrowers under this Agreement of a portion of the Commercial Facility Loan Commitments;

“Commercial Facility Commitment Fee” has the meaning specified in Section 21.1(a);

“Commercial Facility Lender” means a bank or financial institution listed in Schedule 1 and acting through its branch indicated in Schedule 1 (or through another branch notified to the Administrative Agent under Section 29.14) or its permitted transferee, successor or assign;

“Commercial Facility Loan” means the aggregate principal amount of the Commercial Facility Advances for the time being outstanding under this Agreement;

“Commercial Facility Loan Commitment” means, in relation to each Commercial Facility Lender, the amount set opposite its name in Schedule 1, or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this Agreement (and “Total Commercial Facility Loan Commitments” means the aggregate of the Commercial Facility Loan Commitments of all the Commercial Facility Lenders);

“Commercial Facility Loan Contribution” means, in relation to a Commercial Facility Lender, the part of the Commercial Facility Loan which is owing to that Commercial Facility Lender (and “Total Commercial Facility Loan Contributions” means the aggregate of the Commercial Facility Loan Contributions of all the Commercial Facility Lenders);

“Commercial Facility Loan Margin” means 3.50% per annum;

“Commercial Facility Loan Maturity Date” has the meaning specified in Section 8.2(c);

“Commercial Facility Meltem Advance” has the meaning specified in Section 4.2(c);

“Commercial Facility Participation Fee” has the meaning specified in Section 21.1(e);

“Commercial Facility Sharav Advance” has the meaning specified in Section 4.2(c);

“Commitment” means:

(a) in relation to the GIEK Facility Lender, the GIEK Facility Loan Commitment; and

(b) in relation to each Commercial Facility Lender, its Commercial Facility Loan Commitment;

(and “Total Commitments” means the aggregate of the GIEK Facility Loan Commitment and the Total Commercial Facility Loan Commitments);

“Compulsory Acquisition” means requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of a Collateral Vessel by any Government Entity or other competent authority, whether de jure or de facto, but shall exclude requisition for use or hire not involving requisition for title;

“Confidential Information” means information that any Obligor, any Internal Charterer or any Approved Manager or the Pledgor, furnishes to the Administrative Agent or any Lender, but does not include any such information that is or becomes generally available to the public (other than as a result of a wrongful disclosure by the Administrative Agent or any Lender) or that is or becomes available to the Administrative Agent or such Lender from a source other than the Obligors, an Internal Charterer or an Approved Manager or the Pledgor (other than as a result of a wrongful disclosure by the Administrative Agent or any Lender);

“Consolidated” refers to the consolidation of accounts in accordance with GAAP;

“Construction Contracts” means, together, the Sharav Construction Contract and the Meltem Construction Contract and “Construction Contract” means either of them;

“Contract Amount” shall mean the contract amount referred to in (i) the Offer for Guarantee Policy Buyer Credit Guarantee No. 102137 issued by GIEK with PSS as Buyer/Debtor named therein dated December 19, 2012 and (ii) the Offer for Guarantee Policy Buyer Credit Guarantee No. 102285 issued by GIEK with PDVIIL as Buyer/Debtor named therein dated December 19, 2012 (in each case, as the same may be amended, modified or supplemented from time to time), and on the date hereof such amount specified therein as being approximately $678,000,000.

“Contract Price” means, with respect to the Sharav Construction Contract $497,000,000 subject to adjustment as referred to in the Sharav Construction Contract and Section 12.16(b), and with respect to the Meltem Construction Contract $507,365,000, subject to adjustment as referred to in the Meltem Construction Contract and Section 12.16(b);

“Contractual Currency” has the meaning given in Section 22.4;

“Contribution” means:

(a) in relation to the GIEK Facility Lender, the GIEK Facility Loan; and

(b) in relation to each Commercial Facility Lender, its Commercial Facility Loan Contribution;

(and “Total Contributions” means the aggregate of the GIEK Facility Loan and the Total Commercial Facility Loan Contributions);

“Default” means an event or circumstance which, with only the giving of any notice, the lapse of time, a determination of the Majority Lenders and/or the satisfaction of any other condition, would constitute an Event of Default;

“Defaulting Lender” means at any time, (i) any Lender that has failed for two (2) or more Business Days to comply with its obligations under this Agreement to make an Advance or make any other payment due hereunder (as used in this Defaulting Lender definition, each, a “funding obligation”), unless such Lender has notified the Administrative Agent and the Borrowers in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding has not been satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing), or unless such failure is due to the occurrence of events of force majeure or technical reasons beyond such Lender’s control, and such Lender has provided notice and details of such event to the Administrative Agent as soon as practicable, (ii) any Lender that has notified the Administrative Agent or the Borrowers in writing, or has stated publicly, that it does not intend to comply with its funding obligations hereunder, unless such writing or statement states that such position is based on such Lender’s determination that one or more conditions precedent to funding cannot be satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing or public statement), (iii) any Lender that has defaulted on its funding obligations under the PFA, or (iv) any Lender with respect to which a Lender Insolvency Event has occurred and is continuing with respect to such Lender. Promptly upon a determination by the Administrative Agent that a Lender is a Defaulting Lender under any of Sections (i) through (iv), the Administrative Agent will give notice of such determination by the Administrative Agent to the Borrowers and the Lenders;

“Delivery Date” means, in respect of each Collateral Vessel, the earlier of (i) the date of actual delivery by the Builder of such Collateral Vessel to the relevant Borrower in accordance with the terms of the relevant Construction Contract and as evidenced by a protocol of delivery and acceptance executed by the relevant Borrower and the Builder; and (ii) the Back-stop Date in respect of such Collateral Vessel;

“Disclosed Litigation” means any action, suit, investigation, litigation or proceeding against an Obligor outstanding as of the Closing Date and involving claims in excess of $5,000,000 as more fully described in Schedule 6 hereto;

“Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown Date” means each date requested by the Borrowers for an Advance to be made or, as the context may require, the date on which the Advance concerned is actually made;

“Drawdown Notice” means a notice in the form set out in Schedule 2 (or in any other form which the Administrative Agent approves);

“Earnings” means all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Borrowers or, as the case may be, an Internal Charterer, which arise out of the use or operation of the Collateral Vessels, including (but not limited to):

(a) all freight, hire and passage moneys, compensation payable to the Borrowers in the event of requisition of a Collateral Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of a Collateral Vessel;

(b) all moneys which are at any time payable under the Insurances in respect of loss of earnings; and

(c) if and whenever a Collateral Vessel is employed on terms whereby any moneys falling within paragraphs (a) or (b) are pooled or shared with any other Person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to such Collateral Vessel;

Notwithstanding the foregoing, and for the avoidance of doubt, Earnings shall not include any moneys payable to other Persons who are party to a Satisfactory Drilling Contract or any other drilling contract for Collateral Vessel operations in order to satisfy local content requirements, provided that such moneys shall not exceed 15% of the daily rate under the applicable drilling contract unless the Majority Lenders shall have provided their prior written consent.

“Earnings Account” means each account in the name of the applicable Borrower, an Internal Charterer or the Guarantor held with the Account Bank and designated “Pacific Sharav S.ÀR.L. - Earnings Account “, “Pacific Drilling VII Limited - Earnings Account”, Pacific Drilling S.A. – Earnings Account”, or “[Name of Internal Charterer] – Earnings Account”, as the case may be, or any other account (with that or another office of the Account Bank or with a bank or financial institution other than the Account Bank) which is designated by the applicable Borrower and the Security Agent as an Earnings Account for the purposes of this Agreement;

“Eligible Contract” means collectively, the Sharav Construction Contract, the Meltem Construction Contract together with any other contracts for the delivery of Norwegian equipment and services, purchase orders, financial commitments or employment obligations related to the construction and operational readiness of the Collateral Vessels and the Pacific Khamsin, in each case, eligible for export credit agency support from GIEK, each as more specifically listed in Schedule 10 (List of Norwegian Suppliers and Contracts), with an estimated value of $678,000,000;

“Environmental Action” means any action, suit, demand, demand letter, claim, notice of noncompliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement and relating to any Environmental Law, Environmental Permit or Hazardous Materials or arising from alleged injury or threat of injury to public health, public safety (as such alleged injury or threat of injury to public health or public safety is related to exposure to Hazardous Materials) or the environment, including, without limitation, (a) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (b) by any governmental or regulatory authority or any third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief;

“Environmental Law” means any federal, state, local or foreign statute, law, ordinance, rule, regulation, code, order, writ, judgment, injunction, decree or judicial or agency interpretation, legally applicable policy or guidance relating to pollution or protection of the environment, health (as it is related to exposure to Hazardous Materials), safety (as it is related to exposure to Hazardous Materials) or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials;

“Environmental Permit” means any permit, license, consent, authorization or any other approval required at any time by any Environmental Law for the operation of the Collateral Vessels or the carriage of cargo therein or otherwise applicable to a Collateral Vessel in connection with its trade and the location in which the Collateral Vessel operates from time to time;

“Equity Interests” means shares of capital stock, voting rights, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such Equity Interest;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time;

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Obligor, is treated as a single employer under Section 414(b) or 414(c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) or 414(o) of the Code;

“ERISA Event” means any of the following:

(a) a Reportable Event with respect to a Plan;

(b) a failure by any Plan to satisfy the minimum funding standard (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Plan, in each case whether or not waived;

(c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan;

(d) a determination that a Plan is, or is expected to be, in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code);

(e) the receipt by any Obligor or any of its ERISA Affiliates from a plan administrator of a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization (within the meaning of Title IV of ERISA) or in “endangered status” or “critical status” (as defined in Section 305(b) of ERISA);

(f) the filing pursuant to Section 431 of the Code or Section 304 of ERISA of an application for the extension of any amortization period with respect to any Multiemployer Plan;

(g) a failure by any Obligor or any of its ERISA Affiliates to make any required contribution with respect to any Plan or any Multiemployer Plan on or before the due date thereof if such failure, together with all other such failures then continuing, could reasonably be expected to result in a Material Adverse Effect;

(h) the incurrence by any Obligor or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan or the withdrawal or partial withdrawal of any Obligor or any if its ERISA Affiliates from any Plan or any Multiemployer Plan;

(i) the receipt by any Obligor or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Multiemployer Plan or to appoint a trustee to administer any Plan or Multiemployer Plan;

(j) the filing of a notice of intent to terminate a Plan under Section 4041 of ERISA;

(k) the receipt by any Obligor or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from any Obligor or any of its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability;

(l) the receipt by any Obligor or any of its ERISA Affiliates of notice from a plan actuary or plan administrator of the occurrence of any event or condition described in Section 4042(a)(2) or 4042(a)(4) of ERISA with respect to any Plan;

(m) any Foreign Plan Event;

(n) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) which could reasonably be expected to result in liability to any Obligor or any of its ERISA Affiliates; or

(o) the imposition of any Lien in favor of the PBGC with respect to any Plan or Multiemployer Plan;

“Event of Default” means any of the events listed in Section 20.1;

“Fair Market Value” for purposes of this Agreement has the meaning set forth in Section 13.8;

“Fee Letter” means collectively, such fee letters as are executed by and among Citibank, DNB, DNB Markets and the Guarantor in respect of the administrative agency fee and other fees therein referenced;

“Final Repayment Date” means, as the context may require, the Commercial Facility Loan Maturity Date or the GIEK Facility Loan Maturity Date;

“Finance Documents” means:

(a) this Agreement;

(b) the Fee Letters;

(c) any Hedging Agreements entered into among the Borrowers and a Hedging Bank;

(d) the Security Documents; and

(e) any other document (whether creating a Security Interest or not) which is executed at any time by a Borrower or any other Person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Finance Parties or any of them under this Agreement or any of the other documents referred to in this definition;

“Finance Party” means the Structuring Banks, the Bookrunners, the Mandated Lead Arrangers, the Global ECA Coordinators, the Documentation Agent, the Administrative Agent, the GIEK Facility Agent, the Syndication Agents, the Security Agent, the Account Bank, any Lender and any Hedging Bank, whether as at the date of this Agreement or at any later time;

“Financing Lease” means any lease of property, real or Personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee;

“Flag State” means such state or territory as the Administrative Agent may approve pursuant to Section 15.2 as being the primary “flag state” of a Collateral Vessel for the purposes of the Finance Documents;

“Floating Rate Breakage Costs” means the amount (if any) by which:

(a) the interest which a Lender should have received for the period from the date of receipt of all or any part of its Contribution to the last day of the current Interest Period in respect of its Contribution, had the principal amount received been paid on the last day of that Interest Period;

exceeds:

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount received by it on deposit with a leading bank in the London Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period;

“Foreign Plan Event” means, with respect to any Foreign Pension Plan, any of the following:

(a) the existence of unfunded liabilities in excess of the amount permitted under any applicable law or in excess of the amount that would be permitted absent a waiver from the relevant governmental authority;

(b) a failure to make any required contribution or payment, under any the applicable law, on or before the due date for such contribution or payment if such failure, together with all other such failures then continuing, could reasonably be expected to result in a Material Adverse Effect;

(c) the receipt of a notice by a governmental authority relating to the intention to terminate such Foreign Pension Plan or to appoint a trustee or similar official to administer such Foreign Pension Plan, or alleging the insolvency of such Foreign Pension Plan;

(d) the incurrence by any Obligor or any of its Subsidiaries or Affiliates of any liability under applicable law on account of the complete or partial termination of such Foreign Pension Plan or the complete or partial withdrawal of any participating employer therein; or

(e) the occurrence of any transaction that is prohibited under any applicable law and that could reasonably be expected to result in the incurrence of any liability by any Obligor or any of its Subsidiaries or Affiliates, or the imposition on any Obligor or any of its Subsidiaries or Affiliates of any fine, excise tax or penalty resulting from any noncompliance with any applicable law;

“Foreign Pension Plan” means any pension plan (other than a pension plan that provides for an individual account for each participant and for benefits based solely upon the amount contributed to the participant’s account, and any income, expenses, gains and losses, and any forfeitures of accounts of other participants which may be allocated to such participant’s account) which is maintained outside the United

States primarily for the benefit of employees working outside the United States and which, under applicable non-U.S. law, is required to be funded through a trust or other funding vehicle other than a trust or funding vehicle maintained exclusively by a governmental authority and with respect to which any Obligor or any of its Subsidiaries or Affiliates is or may be required to make contributions or other payments;

“GAAP” has the meaning specified in Section 1.6;

“GIEK” means Garanti-Instituttet for Eksportkreditt acting through its office at Dronning Mauds gate 15, Vika NO-0122 Oslo, Norway;

“GIEK Account” means account number [—], held by GIEK with DNB Bank ASA, Oslo;

“GIEK Commitment Fee” has the meaning specified in Section 21.1(c);

“GIEK Facility Advance” means the principal amount of each borrowing by the Borrowers under this Agreement of a portion of the GIEK Facility Loan Commitment;

“GIEK Facility Commitment Fee” has the meaning specified in Section 21.1(b);

“GIEK Facility Lender” means Eksportkreditt Norge AS acting through its office at Hieronymus Heyerdahls gate 1, 6th Floor, NO-0160 Oslo, Norway (or through another branch or office notified to the Administrative Agent under Section 29.14) or its transferee, successor or assign;

“GIEK Facility Loan” means the principal amount of the GIEK Facility Advances for the time being outstanding under this Agreement;

“GIEK Facility Loan Commitment” means, in relation to the GIEK Facility Lender, up to $500,000,000, or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this Agreement;

“GIEK Facility Loan Margin” means 1.50% per annum, or such margin as agreed upon pursuant to Section 5.3(b);

“GIEK Facility Loan Maturity Date” has the meaning specified in Section 8.1(c);

“GIEK Facility Meltem Advance” has the meaning specified in Section 4.2(b);

“GIEK Facility Premium” has the meaning specified in Section 21.1(g);

“GIEK Facility Sharav Advance” has the meaning specified in Section 4.2(b);

“GIEK Guarantee” means either of, and “GIEK Guarantees” means collectively, both of the GIEK Meltem Guarantee and the GIEK Sharav Guarantee;

“GIEK Meltem Guarantee” means the guarantee issued or to be issued by GIEK in favor of the GIEK Facility Lender pursuant to which GIEK has guaranteed or will guarantee:

(a) the payment to the GIEK Facility Lender of up to 100% of the GIEK Facility Loan in respect of the Pacific Meltem in circumstances therein specified relating to political risk; and

(b) the payment to the GIEK Facility Lender of up to 100% of the GIEK Facility Loan in respect of the Pacific Meltem in circumstances therein specified relating to commercial risk;

on terms agreed between the GIEK Facility Lender and GIEK;

“GIEK Sharav Guarantee” means the guarantee issued or to be issued by GIEK in favor of the GIEK Facility Lender pursuant to which GIEK has guaranteed or will guarantee:

(a) the payment to the GIEK Facility Lender of up to 100% of the GIEK Facility Loan in respect of the Pacific Sharav in circumstances therein specified relating to political risk; and

(b) the payment to the GIEK Facility Lender of up to 100% of the GIEK Facility Loan in respect of the Pacific Sharav in circumstances therein specified relating to commercial risk;

on terms agreed between the GIEK Facility Lender and GIEK;

“GIEK Participation Fee” has the meaning specified in Section 21.1(f);

“Government Entity” means and includes (whether having a distinct legal Personality or not) any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government;

“Governmental Authorization” means any authorization, approval, consent, franchise, license, covenant, order, ruling, permit, certification, exemption, notice, declaration or similar right, undertaking or other action of, to or by, or any filing, qualification or registration with, any Government Entity;

“Group” means the Guarantor and its Subsidiaries on a Consolidated basis;

“Group Corporate Accounts” means one or more accounts of one or more members of the Group held by the Account Bank standing to the credit of which at all times are aggregate cash and Cash Equivalents in an amount set forth in Section 13.8(f);

“Guarantor” has the meaning specified in the recital of parties to this Agreement;

“Hazardous Materials” means (a) petroleum and petroleum products, byproducts or breakdown products, radioactive materials, asbestos containing materials, polychlorinated biphenyls and radon gas and (b) any other chemicals, materials or substances designated, classified or regulated as hazardous or toxic or as a pollutant or contaminant under any Environmental Law;

“Hedging Agreements” means agreements to hedge or defease interest rate and currency risks under this Agreement, including interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar hedging agreements on terms acceptable to the relevant Hedging Bank(s) party thereto;

“Hedging Bank” means any Lender or any Affiliate of any Lender that enters into one or more Hedging Agreements with a Borrower;

“Indebtedness” of any Person at any date means, without duplication, (a) all indebtedness of such Person for borrowed money (other than current trade liabilities, customer advances and customer deposits incurred in the ordinary course of business and payable in accordance with customary practices) or which is evidenced by a note, bond, debenture or similar instrument, (b) the portion of the obligations of such Person under Financing Leases included as indebtedness on the balance sheet of such Person in accordance with GAAP, (c) the portion of the obligations of such Person in respect of acceptances issued or created for the account of such Person included as indebtedness on the balance sheet of such Person in accordance with GAAP, (d) all obligations of such Person in respect of Hedging Agreements, valued at the mark-to-market value of such Hedging Agreements, which will be the unrealized loss (calculated on a net basis) on such Hedging Agreements to the Obligor or Subsidiary of an Obligor to such Hedging Agreements determined as the amount, if any, by which (i) the present value of the future cash flows to be paid by such Obligor or Subsidiary exceeds (ii) the present value of the future cash flows to be received by such Obligor or Subsidiary pursuant to such Hedging Agreements, (e) all reimbursement or counter indemnity obligations of such Person in respect of amounts already paid under letters of credit, guarantees or similar instruments backing another Person’s obligations of the types described in the foregoing Sections (a), (b), (c) and (d), and (f) the aggregate Non-Qualified Partnership Liabilities of such Person;

“Insurances” means:

(a) all policies and contracts of insurance as outlined in Section 14.2, including but not limited to entries of the Collateral Vessels in any protection and indemnity or war risks association or equivalent, which are effected by or for the benefit of (amongst others) the Borrowers in respect of the Collateral Vessels, the Earnings or otherwise in relation to the Collateral Vessels; and

(b) all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium;

“Interest Period” means a period determined in accordance with Section 6;

“Internal Charter” means any charter or other contract respecting the use or operations of any Collateral Vessel between a Borrower and any Internal Charterer, to the extent such charter does not materially adversely affect the interests of the Lenders;

“Internal Charterer” means any direct or indirect Subsidiary of the Guarantor controlled by any member of the Group that is not the owner of the relevant Collateral Vessel and that is party to any Satisfactory Drilling Contract or any other drilling contract in respect of a Collateral Vessel and entitled to receive Earnings thereunder;

“ISM Code” means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation Assembly as Resolutions A.741 (18) and A.788 (19), as the same may be amended or supplemented from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code);

“ISPS Code” means the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organisation (“IMO”) adopted by a Diplomatic conference of the IMO on Maritime Security on 13 December 2002 and now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended) which took effect on 1 July 2004;

“Lender Insolvency Event” means that (i) a Lender or its Parent Company is insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors, or (ii) such Lender or its Parent Company is the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Lender or its Parent Company, or such Lender or its Parent Company has taken any action in furtherance of or indicating its consent to or acquiescence in any such proceeding or appointment; provided, however, that an Undisclosed Administration shall not constitute a Lender Insolvency Event pursuant to this clause (ii);

“Lenders” means the GIEK Facility Lender, any Commercial Facility Lender and each Person that shall become a party hereto as a Lender pursuant to a Transfer Certificate in accordance with Section 29.2, other than any Person that ceases to be a Lender party hereto pursuant to a Transfer Certificate;

“Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Lending Office” opposite its name on Schedule 1 hereto or in the Transfer Certificate pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify to the Borrowers and the Administrative Agent;

“LIBOR” means, for an Interest Period in relation to any Loan:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the Reference Bank Rate,

as of the specified time on the Quotation Date for the currency of that Loan and for a period comparable to the Interest Period of that Loan, provided, that LIBOR shall never be less than zero;

“Loan” means the principal amount of all Advances for the time being outstanding under this Agreement;

“Luxembourg Obligor” means any Obligor organized under the laws of Luxembourg;

“Luxembourg Share Pledge Agreement” means a first priority pledge of shares executed by PDGL, the shareholder of PSS, in favor of the Security Agent, in substantially the form of Exhibit D-1 hereto, together with the register of shareholders;

“Major Casualty” means any casualty to a Collateral Vessel in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $50,000,000 or the equivalent in any other currency;

“Majority Lenders” means, Lenders, including at least one (1) Commercial Facility Lender, owed or holding greater than 66 2/3% of the sum of the Advances and undrawn Commitments outstanding at such time;

“Manager’s Subordination Undertaking” means an undertaking by any Approved Manager which is a member of the Group given or to be given to the Security Agent in form and substance satisfactory to the Security Agent;

“Management Agreement” means a management agreement substantially in the form of Exhibit L with such changes as the Borrower and the Administrative Agent shall agree;

“Mandated Lead Arrangers” has the meaning specified in the recital of parties to this Agreement;

“Mandatory Cost” means, in relation to a Lender and for any relevant period, the percentage rate per annum calculated by the Administrative Agent in accordance with Schedule 5;

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, condition (financial or otherwise), performance, properties or prospects of PDSA and its Subsidiaries taken as a whole, (b) the ability of any Obligor to perform its obligations under the Transaction Documents or (c) the rights and remedies of the Administrative Agent or any Lender under any Finance Document;

“Meltem Construction Contract” means the fixed price, turn-key, date certain Contract for Construction and Sale of a Drillship (Hull No. 2057), dated March 16, 2012 by and between Pacific Drilling VII Limited, a corporation incorporated and existing under the laws of the British Virgin Islands, as buyer and the Builder, for the construction of one (1) dynamically positioned deepwater drillship;

“Minimum Equity Threshold” has the meaning set forth in Section 4.8;

“Moody’s” means Moody’s Investor Services Inc. and includes its successors;

“Multiemployer Plan” means a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) to which any Obligor or any of its ERISA Affiliates (i) makes or is obliged to make contributions or (ii) during the preceding five years has made or has been obliged to make contributions;

“Negotiation Period” has the meaning given in Section 5.10;

“Non-Defaulting Lender” means, at any time, a Lender that is not a Defaulting Lender;

“Non-Qualified Partnership” means a, partnership or other entity in which PDSA or any Subsidiary of PDSA is a general partner or has general liability for the Indebtedness of such entity, other than any Subsidiary of PDSA;

“Non-Qualified Partnership Liability” of a Person at any time means, with respect to a Non-Qualified Partnership in which such Person has an interest, an amount equal to the amount by which (a) the aggregate amount of the total Indebtedness of such Non-Qualified Partnership at such time minus (without duplication) (i) the aggregate amount of such Indebtedness that are expressly agreed by the holders of such Indebtedness to be non-recourse to such Non-Qualified Partnership (the “Partnership Non-Recourse Liabilities”) and (ii) the aggregate amount of such Indebtedness that are expressly agreed by the holders of such Indebtedness to be non-recourse to such Person (the “Partner Non-Recourse Liabilities”) exceeds (b) 85% of the aggregate amount of the total tangible assets of such Non-Qualified Partnership at such time minus (without duplication) (x) the aggregate amount of the Partnership Non-Recourse Liabilities at such time and (y) the aggregate amount of the Partner Non-Recourse Liabilities at such time, as determined in accordance with GAAP;

“Notifying Lender” has the meaning given in Section 24.1 or Section 25.1 as the context requires;

“Obligations” means, with respect to any Person, any payment, performance or other obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in Section 20.1(f). Without limiting the generality of the foregoing, the Obligations of any Obligor under the Finance Documents include (a) the obligation to pay principal, interest (including interest accruing on or after the filing of any petition in bankruptcy or the commencement of any insolvency, reorganization or like proceeding, relating to the Obligor, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), charges, breakage, expenses, fees, attorneys’ fees and disbursements, indemnities and other amounts payable by such Obligor under any Finance Document and (b) the obligation of such Obligor to reimburse any amount in respect of any of the foregoing that any Finance Party, in its sole discretion, may elect to pay or advance on behalf of such Obligor;

“Obligor” means any of, and “Obligors” means collectively all of, each of the Borrowers and the Guarantor;

“Other Permitted Security Interests” means:

(a) liens to secure the performance of statutory obligations, surety, customs, importation or appeal bonds, performance bonds or other obligations of like nature incurred in the ordinary course of business (including liens on cash or Cash Equivalents to secure obligations under letters of credit, bank guarantees and similar instruments issued in support of such obligations); and

(b) liens securing cash management obligations owing to a bank and rights of setoff in favor of a bank, imposed by law or granted in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents;

“Pacific Khamsin” means the dynamically positioned deepwater drillship having the Builder’s Hull No. 2014 which is being, or is to be, constructed by the Builder and is to be purchased by Pacific Drilling V Limited;

“Pacific Meltem” means the dynamically positioned deepwater drillship having the Builder’s Hull No. 2057 which is being, or is to be, constructed by the Builder under the Meltem Construction Contract and at the relevant Delivery Date pursuant to clause (i) of the definition thereof is to be purchased by Pacific Drilling VII Limited and registered in its name under Liberian flag or in another Approved Flag State;

“Pacific Sharav” means the dynamically positioned deepwater drillship having the Builder’s Hull No. 2015 which is being, or is to be, constructed by the Builder under the Sharav Construction Contract and at the relevant Delivery Date, currently scheduled to be November 30, 2013 pursuant to clause (i) of the definition thereof is to be purchased by Pacific Sharav S.ÀR.L. and registered in its name under Liberian flag or in another Approved Flag State;

“Parent Company” means, with respect to a Lender, the bank holding company (as defined in Federal Reserve Board Regulation Y), if any, of such Lender, and/or any Person owning, beneficially or of record, directly or indirectly, a majority of the shares of such Lender;

“Party” means, for the purposes of Section 28, any party to a Finance Document;

“Patriot Act” has the meaning set forth in Section 33.4;

“Payment Currency” has the meaning given in Section 22.4;

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions;

“PDGL” means Pacific Drilling (Gibraltar) Limited, a company organized and existing under the laws of Gibraltar;

“PDSA” has the meaning specified in the recital of the parties to this Agreement;

“PDSA Change of Control Event” means at any time during the Security Period, any Person, other than QPIL or any Affiliate thereof, obtains ownership or control, directly or indirectly, of 40% or more of the issued and outstanding Equity Interests of PDSA;

“Permitted Security Interests” means:

(a) Security Interests created by the Finance Documents;

(b) any lien or Security interest (existing by law or contract) granted to, or in favor of, any charterer or counterparty pursuant to the terms of any charter or drilling contract, in respect of obligations which are not more than thirty (30) days overdue or which are being contested in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided in accordance with GAAP), so long as any such proceedings or the continued existence of the lien does not involve a reasonable likelihood of the detention, arrest, sale, forfeiture or loss of, or of any interest in, the Collateral Vessel;

(c) any lien for Taxes, mechanics and ship repairers liens or any other lien arising in the ordinary course of trading a Collateral Vessel (including purchase money liens and retention of title arrangements in favor of suppliers) by statute or by operation of law, in each case, in respect of obligations which are not more than thirty (30) days overdue or which are being contested in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided in accordance with GAAP), so long as any such proceedings or the continued existence of the lien does not involve a reasonable likelihood of the detention, arrest, sale, forfeiture or loss of, or of any interest in, the Collateral Vessel;

(d) any lien or Security Interest arising out of any claims, judgments or awards against a Borrower which are being contested in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided in accordance with GAAP)), so long as any such proceedings or the continued existence of the lien does not involve a reasonable likelihood of the detention, arrest, sale, forfeiture or loss of, or of any interest in, the Collateral Vessel; and

(e) any lien on a Collateral Vessel for master’s, officer’s or crew’s wages which are not more than thirty (30) days overdue or which are being contested in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided in accordance with GAAP), so long as any such proceedings or the continued existence of the lien does not involve a reasonable likelihood of the detention, arrest, sale, forfeiture or loss of, or of any interest in, the Collateral Vessel;

“Person” means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity of whatever nature, or a Government Entity;

“Pertinent Document” means:

(a) any Transaction Document;

(b) any policy or contract of insurance contemplated by or referred to in Section 14 or any other provision of this Agreement or another Finance Document;

(c) any other document contemplated by or referred to in any Finance Document; and

(d) any document which has been or is at any time sent by or to the Administrative Agent or the Security Agent in contemplation of or in connection with any Finance Document or any policy, contract or document falling within paragraphs (b) or (c);

“PFA” means the Project Facilities Agreement, dated 9 September 2010, among (i) Pacific Drilling Ltd., (ii) Pacific Bora Ltd., (iii) Pacific Mistral Ltd. (iv) Pacific Scirocco Ltd. and (v) Pacific Santa Ana SARL (each a “PFA Borrower”), DNB, Citibank and certain commercial banks and export credit agencies and the other parties therein named (as amended by a First Amendment Agreement, dated 16 November 2010, a First Amendment and Restatement Agreement, dated 30 March 2011, a Second Amendment and Restatement Agreement, dated 30 March 2012 and a Third Amendment and Restatement Agreement, dated 19 April 2012, and as the same may be from time to time amended, supplemented, restated or otherwise modified;

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Obligor or any of its ERISA Affiliates is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA;

“Pledgor” means PDGL;

“Project Costs” means:

(a) all payments made to the Builder in respect of the Contract Price;

(b) all other amounts payable under the Eligible Contracts; and

(c) all expenses incurred in connection with the supervision of construction of the Collateral Vessels and the procurement and delivery of any owner-furnished equipment and supplies required for the Collateral Vessels;

The estimated aggregate amount of all Project Costs is as set forth in the itemized list of costs per Collateral Vessel attached as Schedule 8 hereto;

“QPIL” means Quantum Pacific International Limited, a British Virgin Islands corporation;

“Quotation Date” means, in relation to any Interest Period (or any other period for which an interest rate is to be determined under any provision of a Finance Document), the day on which quotations would ordinarily be given by leading banks in the London Interbank Market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Interest Period or other period;

“Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Administrative Agent at its request by the Reference Banks, in relation to LIBOR, as the rate at which the relevant Reference Bank could borrow funds in the London interbank market in the relevant currency and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period;

“Reference Banks” means, subject to Section 29.16, Citibank N.A. and DNB Bank ASA;

“Refund Guarantee” means each refund guarantee relating to a Construction Contract issued by the relevant Refund Guarantor in favor of the applicable Borrower party to such Construction Contract respecting certain obligations of the Builder under such Construction Contract, each in form and content satisfactory to the Lenders;

“Refund Guarantor” means Zurich American Insurance Company or The Export-Import Bank of Korea, as applicable;

“Reimbursement Payments” means payments made by a Borrower to any member of the Group to reimburse such Group member for any amount in respect of Project Costs paid or incurred by such Group member;

“Re-insurances” means:

(a) all policies and contracts of re-insurance, including entries of the Collateral Vessels in any protection and indemnity or war risks association, which are effected by or for the benefit of (amongst others) the Borrowers in respect of the Collateral Vessels, the Earnings or otherwise in relation to the Collateral Vessels; and

(b) all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium;

“Repayment Date” means a date on which a repayment of the Loan is required to be made under Section 8.1 and/or Section 8.2;

“Repeating Representations and Warranties” means the representations and warranties of the Obligors in Section 11, but excluding Section 11.3 (Share Capital and Ownership), 11.11 (Information) and 11.15 (Completeness of Transaction Document);

“Reportable Event” means any reportable event as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period has been waived, with respect to a Plan;

“Requisition Compensation” means all sums of money or other compensation from time to time payable in respect of the Compulsory Acquisition of any Collateral Vessel;

“Responsible Officer” means, as to an Obligor, its chief executive officer, president, general counsel, any senior vice president or any corporate vice president, or, with respect to financial matters required to be certified in relation to Section 12.4 and 13.8 of this Agreement, the chief financial officer of PDSA, the treasurer of PDSA or the chief accounting officer of PDSA;

“Satisfactory Drilling Contract” means, to the extent so irrevocably designated in writing by the Obligors, one or more drilling contracts, charters or other similar contracts permitted by the provisions of this Agreement or any other contracts in full force and effect (each a “Contract”) for the employment of the Collateral Vessels, entered into between a Borrower or an Internal Charterer and an oil major or national oil company that fulfill one of the following two requirements:

(a) both (i) the aggregate duration under such Contracts covering both Collateral Vessels is for a minimum period of five (5) years (either at the time of inception or at any later time following the exercise of an extension option or options which results in the Contracts having an overall period of five (5) years or more (regardless of when each such Contract has commenced)) and (ii) the average rate payable under such Contracts covering both Collateral Vessels is at least $500,000 per day; or

(b) such Contracts are otherwise acceptable to all of the Lenders;

provided that the performance of such Contracts shall not be proscribed under applicable law, and further provided that Contracts which at the time of inception have an aggregate minimum period of less than five (5) years shall only be treated as Satisfactory Drilling Contracts as from the date on which an extension option is exercised which results in the relevant Contract(s) having an overall period of five (5) years or more;

“Screen Rate” means in relation to LIBOR, the British Bankers’ Association Interest Settlement Rate for the relevant currency and period displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or service ceases to be available, the Administrative Agent may specify another page or service displaying the appropriate rate after consultation with the Borrowers and the Lenders;

“Secured Liabilities” means all liabilities which the Obligors have, at the date of this Agreement or at any later time or times, under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

“Security Agent” means DNB Bank ASA, New York Branch, acting in such capacity through its office at 200 Park Avenue, 31st Floor, New York, NY 10166, or any successor of it appointed under Section 28;

“Security Documents” means:

(a) the Assignments of Accounts;

(b) the Account Control Agreements;

(c) the Assignments of Earnings;

(d) the Assignments of Insurances;

(e) the Assignments of Internal Charter;

(f) the Assignments of Re-insurances;

(g) the Assignments of Construction Contracts;

(h) the Assignments of Refund Guarantees;

(i) the Ship Mortgages;

(j) the Assignments of Management Agreement;

(k) the Share Pledge Agreements;

(l) any assignments of any Hedging Agreements; and

(m) any other document (whether creating a Security Interest or not) which is executed at any time by an Obligor or any other Person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Finance Parties or any of them under this Agreement or any of the other documents referred to in this definition;

“Security Interest” means:

(a) a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind;

(b) the security rights of a plaintiff under an action in rem in which a Collateral Vessel has been arrested or a writ has been issued or similar step taken; and

(c) any arrangement entered into by a Person (A) the effect of which is to place another Person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but this paragraph (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution;

“Security Period” means the period commencing on the date of this Agreement and ending on the date on which the Administrative Agent notifies the Obligors and the Lenders that:

(a) all amounts which have become due for payment by the Obligors under the Finance Documents have been finally paid and all Obligations of Obligors have been fully performed; and

(b) no amount is owing or has accrued (without yet having become due for payment) under any Finance Document (including under Section 21 hereof);

“Sharav Construction Contract” means the fixed price, turn-key, date certain Contract for Construction and Sale of a Drillship (Hull No. 2015), dated March 15, 2012 by and between Pacific Sharav S.ÀR.L., a Luxembourg company (as successor in interest to Pacific Drilling VI Limited, a corporation incorporated and existing under the laws of the British Virgin Islands), as buyer and the Builder, for the construction of one (1) dynamically positioned deepwater drillship;

“Share Pledge Agreement” means collectively, the British Virgin Islands Share Pledge Agreement and the Luxembourg Share Pledge Agreement;

“Ship Mortgage” means, with respect to each Collateral Vessel, a first preferred ship mortgage under the laws and flag of the Republic of Liberia or other Approved Flag State, if applicable, in favor of the Security Agent as security trustee and mortgagee on behalf of the Lenders, in substantially the form of Exhibit E hereto;

“Signing Date” means the day the parties have executed and delivered this Agreement;

“Solvent” means, with respect to any Person on a particular date, that on such date (a) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (b) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature and (c) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would be unreasonably small in relation to such business or such transaction;

“Standard & Poors” means Standard & Poors Rating Services, a division of The McGraw-Hill Companies Inc. and includes its successors;

“Structuring Bank” has the meaning specified in the recital of parties to this Agreement;

“Subsidiary” of any Person means any corporation, partnership, joint venture, limited liability company, trust or other entity of which (or in which) more than 50% of (a) the issued and outstanding Equity Interests or other ownership interests having ordinary voting power to elect a majority of the board of directors or a majority of other equivalent managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person (irrespective of whether at the time Equity Interests of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), or (b) the interest in the capital or profits of such limited liability company, partnership or joint venture, or (c) the beneficial interest in such trust or estate, is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries;

“Taxes” means any and all fees (including license, recording, documentation and registration fees), taxes (including income, gross receipts, capital, franchise, net worth, gross profits, sales, turnover, value added, goods and services, ad valorem, property (tangible and intangible), excise, documentary and stamp taxes), licenses, levies, imposts, duties, charges, assessments or withholdings of any nature whatsoever (whether now existing or hereafter imposed, and howsoever imposed or named), imposed, levied or asserted by any Taxing Authority and any and all penalties, fines, interest and other charges relating thereto;

“Taxing Authority” means any Government Entity, quasi-governmental authority, or international authority having or asserting power to impose, administer or collect any Tax, whether or not such authority has such power;

“Total Loss” means:

(a) the actual or constructive or compromised or arranged total loss of the Collateral Vessel;

(b) the Compulsory Acquisition of the Collateral Vessel; and

(c) the hijacking, theft, condemnation, forfeiture, capture, seizure, arrest, detention or confiscation of a Collateral Vessel (other than where the same amounts to the Compulsory Acquisition of the Collateral Vessel) by any Government Entity, or by Persons acting or purporting to act on behalf of any Government Entity, unless such Collateral Vessel is released and restored to the relevant Borrower, or operator from such hijacking, theft, forfeiture, condemnation, capture, seizure, arrest, detention or confiscation within six (6) months after the occurrence thereof;

“Total Loss Date” means:

(a) in the case of an actual total loss of the Collateral Vessel, at noon (London time) on the actual date a Collateral Vessel was lost or, if such date is not known, on the day on which such Collateral Vessel was last reported;

(b) in the case of a constructive total loss of a Collateral Vessel, upon the date and at the time notice of abandonment of the Collateral Vessel is given to the insurers of the Collateral Vessel for the time being (provided a claim for such constructive total loss is admitted by the insurers) or, if the insurers do not admit such a claim, at the date and at the time at which a constructive total loss is subsequently adjudged by a competent court of law to have occurred;

(c) in the case of a compromised or arranged total loss, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the insurers of the Collateral Vessel;

(d) in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; and

(e) in the case of hijacking, theft, condemnation, forfeiture, confiscation, capture, detention or seizure of the Collateral Vessel (other than where the same amounts to Compulsory Acquisition of the Collateral Vessel) by any Government Entity, or by Persons purporting to act on behalf of any Government Entity, the expiry of the period of six (6) months after the date upon which the relevant hijacking, theft, condemnation, forfeiture, confiscation, capture, detention or seizure occurred;

“Transaction Documents” means:

(a) this Agreement and the other Finance Documents;

(b) the Construction Contracts;

(c) the GIEK Guarantees; and

(d) the Refund Guarantees.

“Transfer Certificate” has the meaning given in Section 29.2;

“Transferee Lender” has the meaning given in Section 29.2;

“Transferor Lender” has the meaning given in Section 29.2;

“Undisclosed Administration” means in relation to a Lender subject to the Dutch Financial Supervision Act 2007 (as amended from time to time and including any successor legislation), the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender is subject to home jurisdiction supervision if applicable law requires that such appointment is not to be publicly disclosed;

“VAT” means any Tax that is, or is in the nature of, a value added, services, goods and services, consumption, or transaction Tax;

“Vessel Market Value” means the market value of each Collateral Vessel determined in accordance with Section 16.4; and

“Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

1.2 Construction of certain terms. In this Agreement:

“administration notice” means a notice appointing an administrator, a notice of intended appointment and any other notice which is required by law (generally or in the case concerned) to be filed with the court or given to a Person prior to, or in connection with, the appointment of an administrator;

“asset” includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

“consent” includes an authorization, consent, approval, resolution, license, exemption, filing, registration, notarization and legalization;

“contingent liability” means a liability which is not certain to arise and/or the amount of which remains unascertained;

“continuing”, in relation to any Event of Default or Default, means that the Event of Default or Default has not been remedied or waived;

“document” includes a deed; also a letter, fax or telex;

“excess risks” means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Collateral Vessel in consequence of its insured value being less than the value at which the Collateral Vessel is assessed for the purpose of such claims;

“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses);

“IGA” means the International Group of Protection and Indemnity Associations and includes any successor association or replacement body of such associations;

“law” includes any order or decree or any form of delegated legislation having the force of law;

“legal or administrative action” means any legal proceedings or arbitration and any-administrative or regulatory action;

“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

“months” shall be construed in accordance with Section 1.3;

“policy”, in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

“protection and indemnity risks” means:

(a) the usual risks covered by a protection and indemnity association which is a member of the IGA including pollution risks and the proportion (if any) of any sums payable to any other Person or Persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of Section 1 of the Institute Time Sections (Hulls)(1/10/83) or Section 8 of the Institute Time Sections (Hulls) (1/11/1995) or the Institute Amended Running Down Section (1/10/71) or any equivalent provision; or

(b) if those risks are placed on Norwegian terms, protection, and indemnity risks as defined in the Norwegian Marine Insurance Plan of 1996 (as amended);

“regulation” includes any regulation, rule, official directive or legally applicable request or guideline of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organization;

“war risks” includes the risk of mines and all risks excluded by Section 23 of the Institute Time Sections (Hulls)(1/10/83) or Section 24 of the Institute Time Sections (Hulls)(1/11/1995) or if those risks are placed on Norwegian terms, means war risks as defined in the Norwegian Marine Insurance Plan of 1996 (as amended).

1.3 Meaning of “month”. A period of one or more “months” ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started (“the numerically corresponding day”), but:

(a) on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b) on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day;

and “month” and “monthly” shall be construed accordingly.

1.4 General Interpretation. In this Agreement:

(a) references to, or to a provision of, a Finance Document, any other Transaction Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(b) references to, or to a provision of, any law include any amendment, extension, reenactment or replacement, whether made before the date of this Agreement or otherwise;

(c) words denoting the singular number shall include the plural and vice versa;

(d) “including” in its various forms means “including without limitation”; and

(e) Sections 1.1 to 1.4 apply unless the contrary intention appears.

1.5 Headings. In interpreting a Finance Document or any provision of a Finance Document, all Section, sub-clauses and other headings in that and any other Finance Document shall be entirely disregarded.

1.6 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles from time to time in effect in the United States, consistently applied (“GAAP”); provided, however, that if the Borrowers notify the Administrative Agent that the Borrowers wish to amend any covenant or any related definition to eliminate the effect of any change in GAAP occurring after the date of this Agreement on the operation of such covenant (or if the Administrative Agent notifies the Borrowers that the Majority Lenders wish to amend the covenants or any related definition for such purpose), then the Borrowers’ compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrowers and the Majority Lenders.

1.7 Luxembourg Terms. In this Agreement, where it relates to a Luxembourg Obligor, a reference to:

(a) a “liquidator”, “receiver”, “administrator receiver”, “administrator”, “compulsory or interim manager”, or similar officer includes any commissaire, juge-commissaire, liquidateur, curateur, juge délégué or similar officer pursuant to any insolvency or similar proceedings;

(b) a “winding-up”, “administration”, “bankruptcy” or “dissolution” includes, without limitation, bankruptcy (faillite), liquidation, composition with creditors (concordat préventif de faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée) and judicial winding-up or liquidation; and

(c) a person being unable to pay its debts includes that person being in a state of cessation of payments (cessation de paiements).

2	FACILITY

2.1 Amount of facilities. The GIEK Facility Lender and the Commercial Facility Lenders severally agree, on the terms and conditions hereinafter set forth, that loan facilities shall be provided to the Borrowers as follows:

(a) by the GIEK Facility Lender, a term loan facility of up to $500,000,000 conditional upon the issue of the GIEK Guarantees; and

(b) by the Commercial Facility Lenders, a term loan facility of up to $500,000,000.

Amounts advanced under this Agreement shall not, however, exceed the Minimum Equity Threshold as defined in Section 4.8.

2.2 Commercial Facility Lenders’ participations in Commercial Facility Advances. Subject to the other provisions of this Agreement, each Commercial Facility Lender shall participate in each Commercial Facility Advance in the proportion which its Commercial Facility Loan Commitment bears to the Total Commercial Facility Loan Commitments.

2.3 Borrowers’ Termination of Undrawn Commitments. The Borrowers shall have the right, upon at least ten (10) Business Days’ irrevocable prior written notice to the Administrative Agent, to cancel or terminate, in whole or reduce ratably, in part, any undrawn Commitment, provided that each partial reduction of an undrawn Commitment (i) shall be in the aggregate amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof and (ii) shall be made on a pro-rata basis across each of the GIEK Facility Loan and the Commercial Facility Loan. Each such termination or reduction of an undrawn Commitment shall be permanent and cancelled amounts cannot be reinstated.

2.4 Purpose and Use of Advances. The proceeds of the Advances shall be used only to provide pre-delivery and post-delivery financing to the Borrowers for the Collateral Vessels (including the payment of Project Costs and the making of Reimbursement Payments). The Borrowers undertake with each Finance Party to use the Advances only for the purposes stated in this Section 2.4 unless otherwise agreed by all the Lenders.

3	POSITION OF THE LENDERS

3.1 Interests of Lenders several. The rights of the Lenders under this Agreement are several.

3.2 Individual Lender’s right of action. Each Lender shall be entitled to sue for any amount which has become due and payable by the Borrowers to it under this Agreement without joining the Administrative Agent, the Security Agent or any other Lender as additional parties in the proceedings.

3.3 Proceedings by individual Lender requiring Majority Lender consent. However, except as provided in Section 3.2, no Lender may commence proceedings against any Obligor in connection with a Finance Document without the prior consent of the Majority Lenders. For the avoidance of doubt, this Section 3.3 applies to any proceedings against any Obligor to enforce any Security Interest created in favor of the Security Agent by any Finance Document.

3.4 Obligations of Lenders several. The obligations of the Lenders under this Agreement are several and a failure of a Lender to perform its obligations under this Agreement shall not result in:

(a) the obligations of the other Lenders being increased; nor

(b) any Obligor or any other Lender being discharged (in whole or in part) from its obligations under any Finance Document;

and in no circumstances shall a Lender have any responsibility for a failure of another Lender to perform its obligations under this Agreement.

4	DRAWDOWN

4.1 Request for Advance. Subject to the following conditions of this Section 4, the Borrowers may request that an Advance be made by ensuring that the Administrative Agent receives a completed Drawdown Notice not later than 11.00 a.m. (New York time) five (5) Business Days prior to the intended Drawdown Date (or such shorter period as all the Lenders may agree).

4.2 Availability. Subject to Section 4.8, the conditions referred to in Section 4.1 are that:

(a) a Drawdown Date has to be a Business Day during the Availability Period;

(b) there shall be not more than ten (10) GIEK Facility Advances and the aggregate of the GIEK Facility Advances shall not exceed the GIEK Facility Loan Commitment; the Borrowers shall designate in each Drawdown Notice the Collateral Vessel to which such GIEK Facility Advance relates and each such Advance shall be designated a “GIEK Facility Meltem Advance” or a “GIEK Facility Sharav Advance”, as the case may be;

(c) there shall be not more than ten (10) Commercial Facility Advances and the aggregate of the Commercial Facility Advances shall not exceed the Total Commercial Facility Loan Commitments; the Borrowers shall designate in each Drawdown Notice the Collateral Vessel to which such Commercial Facility Advance relates and each such Advance shall be designated a “Commercial Facility Meltem Advance” or a “Commercial Facility Sharav Advance”, as the case may be;

(d) the aggregate of the Advances shall not exceed the lower of $1,000,000,000 and 72% of the Project Costs; and

(e) Advances should be requested so that the proceeds of the facilities made available under this Agreement are utilized by the Borrowers to pay Project Costs then due or to become due in the thirty (30) day period succeeding the Drawdown Date and/or to make Reimbursements Payments.

4.3 Notification to the GIEK Facility Lender of receipt of Drawdown Notice. The Administrative Agent shall promptly notify the GIEK Facility Lender that it has received a Drawdown Notice and shall inform the GIEK Facility Lender of:

(a) the aggregate amount of the Advances requested and the Drawdown Date;

(b) the amount of the GIEK Facility Advance requested;

(c) the Collateral Vessel to which the GIEK Facility Advance requested shall relate; and

(d) the duration of the first Interest Period applicable to the GIEK Facility Advance requested and the applicable method by which interest is to accrue thereon under Section 5.2(a).

4.4 Notification to the Commercial Facility Lenders of receipt of Drawdown Notice. The Administrative Agent shall promptly notify each Commercial Facility Lender that it has received a Drawdown Notice and shall inform each Commercial Facility Lender of:

(a) the aggregate amount of the Advances requested and the Drawdown Date;

(b) the amount of the Commercial Facility Advance requested;

(c) the amount of such Commercial Facility Lender’s participation in the Commercial Facility Advance requested;

(d) the Collateral Vessel to which the Commercial Facility Advance requested shall relate; and

(e) the duration of the first Interest Period applicable to the Commercial Facility Advance requested.

4.5 Drawdown Notice irrevocable. A Drawdown Notice must be signed by a duly authorized Person on behalf of each Borrower; and once served, a Drawdown Notice cannot be revoked without the prior consent of the Administrative Agent, acting with the authorization of the Majority Lenders.

4.6 Lenders’ funding. Subject to the provisions of this Agreement, including, the provisions of Section 10:

(a) on and with value on each Drawdown Date, the GIEK Facility Lender shall make available to the Administrative Agent for the account of the Borrowers the amount of the GIEK Facility Advance due from the GIEK Facility Lender on that Drawdown Date; and

(b) on and with value on each Drawdown Date, each Commercial Facility Lender shall make available to the Administrative Agent for the account of the Borrowers the amount due from that Commercial Facility Lender on that Drawdown Date under Section 2.2.

4.7 Disbursement of Advances. Subject to the provisions of this Agreement, the Administrative Agent shall on the Drawdown Date pay to the Borrowers, or their order, the amounts which the Administrative Agent receives from the Lenders under Section 4.6 and that payment to the Borrowers, or their order, shall be made in the like funds as the Administrative Agent received the payments from the Lenders.

4.8 Availability. Notwithstanding anything to the contrary in the Finance Documents, the GIEK Facility Loan Commitment and the Commercial Facility Loan Commitment, with respect to each Collateral Vessel, shall be available pro-rata based on the “Minimum Equity Threshold” which shall mean 65/35 debt/equity, which shall adjust to 72/28 debt/equity upon the occurrence of all, but not less than all, of the following: (i) the delivery of the Pacific Sharav, (ii) the aggregate duration across the Satisfactory Drilling Contract(s) being at least 6 years (as measured by the original terms of such Satisfactory Drilling Contract(s)) and (iii) the aggregate principal amount outstanding under the PFA and this Agreement shall not exceed 65% of the aggregate Fair Market Value (as defined in Section13.8(h)) of the vessels that are collateral for the PFA and the Collateral Vessels. The Fair Market Value of the vessels that are collateral for the PFA and the Collateral Vessels shall be determined, at the applicable Borrower’s cost, in connection with each drawdown, not later than the date of the relevant Drawdown Notice; provided that appraisals delivered within the seven (7) months prior to such date shall be acceptable for this purpose. For the avoidance of doubt, the consolidated debt/equity threshold across the Pacific Sharav and the Pacific Meltem will remain at 65/35 debt/equity until such a time that the conditions set forth in sub-clauses (i), (ii) and (iii) of this definition are met.

The GIEK Facility Loan and the Commercial Facility Loan shall be available in not more than ten (10) Advances from the relevant Section 10.2 conditions precedent satisfaction date, for the purposes provided in Section 2.4 and in accordance with Section 4.2 until the relevant Delivery Date (such period, the “Availability Period”). All Advances shall be made ratably in proportion to each Lender’s commitment with respect to the relevant Loan.

5	INTEREST

5.1 Payment of normal interest. Subject to the provisions of this Agreement, interest on the Loan shall be paid by the Borrowers on the unpaid principal amount of each Advance owing to each Lender from the date the relevant Advance is made until such principal amount shall be paid in full, on the terms set out below.

5.2 Normal rate of interest. Subject to the provisions of this Agreement, the rate of interest shall be:

(a) on the GIEK Facility Loan, as selected by the Borrower in its Drawdown Notice to the Administrative Agent, either:

(i) the CIRR Rate applicable to the relevant Collateral Vessel; or

(ii) the aggregate of the GIEK Facility Loan Margin and LIBOR for the applicable Interest Period; and

(b) on the Commercial Facility Loan, the aggregate of the Commercial Facility Loan Margin, the Mandatory Costs, if applicable, and LIBOR for the applicable Interest Period.

5.3 Election of Rate of Interest on the GIEK Facility Loan; Fixing of Margin; Payment of accrued interest.

(a) Election of Rate of Interest on the GIEK Facility Loan.

(i) A Borrower shall notify the Administrative Agent prior to the Delivery Date of the relevant Collateral Vessel if such Borrower wants to apply the CIRR Rate on an Advance made available under the GIEK Facility Loan relating to such Collateral Vessel.

(ii) If the Borrower fails to select the CIRR Rate for an Advance prior to the Delivery Date of a Collateral Vessel, the Borrower may not later select the CIRR Rate for such Advance.

(iii) If a Borrower has selected the CIRR Rate for an Advance, such selection shall be binding on that Borrower throughout the term of such Advance and may not subsequently be replaced by the relevant LIBOR and GIEK Facility Loan Margin.

(b) Fixing of Margin.

(i) The GIEK Facility Loan Margin shall be fixed for a period of sixty (60) months from the first Drawdown Date (the “Fixed Margin Period”).

(ii) The Borrowers may from the date falling sixty (60) Business Days prior to the interest payment date falling nearest to the expiry of the Fixed Margin Period (the “Margin Review Date”), but no later than forty (40) Business Days prior to the Margin Review Date, request that the GIEK Facility Lender gives an offer to the Borrowers for a fixed margin (the “New Fixed Margin Offer”) for an additional period to be agreed between the GIEK Facility Lender and the Borrowers and so on (the “New Fixed Margin Period”). The GIEK Facility Lender shall, within ten (10) Business Days of receipt of such request give a New Fixed Margin Offer to the Borrowers. No later than ten (10) Business Days of receipt of the New Fixed Margin Offer, the Borrowers may accept or reject the New Fixed Margin Offer. If the Borrowers do not request the GIEK Facility Lender to give a New Fixed Margin Offer or do not accept the New Fixed Margin Offer in accordance with the conditions of this Section 5.3(b), the GIEK Facility Lender’s Commitment shall terminate and any amount outstanding under the GIEK Facility Loan together with the GIEK Facility Lender’s proportionate part of all outstanding indebtedness shall be due and payable by the Borrowers on the last day of the relevant Fixed Margin Period.

(c) Payment of accrued interest. Interest on the Loan shall be paid on the last day of each Interest Period and, if such Interest Period has a duration of more than three (3) months, on each date that occurs during such Interest Period every three (3) months from the first day of such Interest Period and on the day the principal amount of the Loan shall be paid in full.

5.4 Notification of rates of normal interest. The Administrative Agent shall notify the Borrowers, the GIEK Facility Lender and each Commercial Facility Lender of the applicable rates of interest for each Interest Period as soon as reasonably practicable after they are determined.

5.5 Obligation of Reference Banks to quote. In circumstances where a quotation is required, a Lender which is a Reference Bank shall use all reasonable efforts to supply the quotation required of it for the purposes of fixing a rate of interest under this Agreement.

5.6 Absence of quotations by Reference Banks. If, in such circumstances, any Reference Bank fails to supply a quotation, the Administrative Agent shall determine the relevant LIBOR for the Interest Period concerned on the basis of the quotations supplied by the other Reference Banks; but if two (2) or more of the Reference Banks fail to provide a quotation, the relevant rate of interest shall be set in accordance with the following provisions of this Section 5.

5.7 Market disruption. The following provisions (Section 5.8 through Section 5.15) of this Section 5 apply if:

(a) at or about noon (London time ) on the Quotation Date for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Administrative Agent to determine LIBOR for the relevant currency and Interest Period; or

(b) on the Quotation Date for an Interest Period, Commercial Facility Lenders having Commercial Facility Loan Contributions together amounting to at least fifty percent (50%) of the Commercial Facility Loan (or, if no Commercial Facility Advance has been made, Commercial Facility Loan Commitments amounting to at least fifty percent (50%) of the Total Commercial Facility Loan Commitments) notify the Administrative Agent that LIBOR fixed by the Administrative Agent would not accurately reflect the cost to those Commercial Facility Lenders of funding their respective Commercial Facility Loan Contributions (or any part of them) during the Interest Period from whatever source such Commercial Facility Lenders might reasonably select; or

(c) with respect to such period that Section 5.2(a)(ii) is applicable, on the Quotation Date for an Interest Period, the GIEK Facility Lender notifies the Administrative Agent that LIBOR fixed by the Administrative Agent would not accurately reflect the cost to the GIEK Facility Lender of funding its GIEK Facility Loan Contributions (or any part of them) during the Interest Period in the London Interbank Market; or

(d) on or before the Quotation Date for an Interest Period, the Administrative Agent is notified by any Commercial Facility Lender that for any reason it is unable to obtain Dollars in the London Interbank Market in order to fund its Commercial Facility Loan Contribution (or any part of it) during the Interest Period; or

(e) with respect to such period that Section 5.2(a)(ii) is applicable, on or before the Quotation Date for an Interest Period, the Administrative Agent is notified by the GIEK Facility Lender that for any reason it is unable to obtain Dollars in the London Interbank Market in order to fund its GIEK Facility Loan Contribution (or any part of it) during the Interest Period.

5.8 Notification of market disruption. The Administrative Agent shall promptly notify the Borrowers, each of the Commercial Facility Lenders and, with respect to such period that Section 5.2(a)(ii) is applicable, the GIEK Facility Lender, stating the circumstances falling within Section 5.7 which have caused its notice to be given.

5.9 Suspension of drawdown. If the Administrative Agent’s notice under Section 5.8 is served before an Advance is to be made:

(a) in a case falling within Sections 5.7(a), 5.7(b) or 5.7(c), the relevant Lenders’ obligations to make the relevant Advance;

(b) in a case falling within Section 5.7(d) or 5.7(e), the Affected Lender’s obligation to participate in the relevant Advance;

shall be suspended while the circumstances referred to in the Administrative Agent’s notice continue.

5.10 Negotiation of alternative rate of interest. If the Administrative Agent’s notice under Section 5.8 is served while any part of the Loan is outstanding, the Borrowers, and the Administrative Agent shall use reasonable endeavors to agree, within the thirty (30) days after the date on which the Administrative Agent serves its notice under Section 5.8 (the “Negotiation Period”), an alternative interest rate or (as the case may be) an alternative basis for the affected Lender to fund or continue to fund their or its Commercial Facility Loan Contribution or, with respect to such period that Section 5.2(a)(ii) is applicable, its GIEK Facility Loan Contribution, during the Interest Period concerned.

5.11 Application of agreed alternative rate of interest. Any alternative interest rate or an alternative basis which is agreed during the Negotiation Period shall take effect in accordance with the terms agreed and shall, with the prior consent of the Borrowers and (i) with respect to Sections 5.7(a) or (b), all the Commercial Facility Lenders; (ii) with respect to Section 5.7(c), the GIEK Facility Lender and (iii) with respect to Section 5.7(d) or (e), the Affected Lender, be binding on all parties.

5.12 Alternative rate of interest in absence of agreement. If an alternative interest rate or alternative basis is not agreed within the Negotiation Period, and the relevant circumstances are continuing at the end of the Negotiation Period, then the Administrative Agent shall, with the agreement of (i) with respect to Sections 5.7(b) and (d), the affected Commercial Facility Lenders, set an interest period and interest rate representing the cost of funding of the affected Commercial Facility Lenders from whatever source such Commercial Facility Lenders might reasonably select in Dollars or in any available currency of their or its Commercial Facility Loan Contribution plus the Commercial Facility Loan Margin and Mandatory Costs, (ii) with respect to Sections 5.7(c) and (e), the GIEK Facility Lender, set an interest period and interest rate representing the cost of funding of the GIEK Facility Lender from whatever source it might reasonably select in Dollars plus the GIEK Facility Loan Margin, and (iii) with respect to Section 5.7(a), the affected Lenders, set an interest period and interest rate representing the cost of funding of the affected Lenders from whatever source such Lenders might reasonably select in Dollars or in any available currency of their or its Commercial Facility Loan Contribution plus the Commercial Facility Loan Margin and Mandatory Costs, or, with respect to the GIEK Facility Lender during such period that Section 5.2(a)(ii) is applicable, its GIEK Facility Loan Contribution plus the GIEK Facility Loan Margin the procedure provided for by this Section 5.12 shall be repeated if the relevant circumstances are continuing at the end of the interest period so set by the Administrative Agent.

5.13 Notice of prepayment. If the Borrowers do not agree with an interest rate set by the Administrative Agent under Section 5.10, the Borrowers may give the Administrative Agent not less than thirty (30) day’s notice of their intention to prepay, as applicable, the Commercial Facility Loan Contribution or, with respect to such period that Section 5.2(a)(ii) is applicable, the GIEK Facility Loan Contribution, as the case may be, of the affected Lender at the end of the interest period set by the Administrative Agent.

5.14 Prepayment; termination of Commitments. A notice under Section 5.13 shall be irrevocable; the Administrative Agent shall promptly notify the affected Lender of the Borrower’s notice of intended prepayment; and:

(a) on the date on which the Administrative Agent serves that notice, the Commercial Facility Loan Commitment or the GIEK Facility Loan Commitment, as the case may be, of the affected Lender shall be cancelled; and

(b) on the last Business Day of the interest period set by the Administrative Agent, the Borrowers shall prepay (without premium or penalty) the affected Lender’s Commercial Facility Loan Contribution or GIEK Facility Loan Contribution, as the case may be, together with accrued interest thereon at the applicable rate.

5.15 Application of prepayment provisions. The provisions of Sections 8.14 and 8.17 shall apply in relation to any prepayment pursuant to Section 5.14.

6	INTEREST PERIODS

6.1 Commencement of Interest Periods. The first Interest Period applicable to the Loan shall commence on the first Drawdown Date and end on the last day of the period selected by the Borrowers in accordance with the provisions of Section 6.2 and each subsequent Interest Period shall commence on the expiry of the immediately preceding Interest Period.

6.2 Duration of normal Interest Periods. The duration of each Interest Period shall be three (3) months or six (6) months, as the Borrowers may, upon notice received by the Administrative Agent not later than 11:00 A.M., (New York time) on the fifth (5th) Business Day prior to the first Drawdown Date, select, provided, however that:

(a) whenever the last day of an Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day;

(b) the first Interest Period for Advances made on the second and subsequent Drawdown Dates shall end on the last day of the then current Interest Period for Advances made on the first Drawdown Date;

(c) an Interest Period shall end on the Delivery Date;

(d) after the Delivery Date, the end of each Interest Period (or, in the case of three (3) month Interest Periods, every other Interest Period) shall coincide with a Repayment Date; and

(e) if an Interest Period would otherwise overrun the Final Repayment Date, such Interest Period shall end on the Final Repayment Date.

6.3 Repeating Representations. The Repeating Representations and Warranties (other than the representations contained in Sections 11.9 and 11.12(b)) are deemed to have been made by each Obligor on the first day of each Interest Period.

7	DEFAULT INTEREST

7.1 Payment of default interest. The Borrowers shall pay interest in accordance with the following provisions of this Section 7 on any amount payable by the Borrowers under any Finance Document which the Administrative Agent, the Security Agent or any other designated payee does not receive on or before the relevant date, that is:

(a) the date on which the Finance Documents provide that such amount is due for payment after giving effect to all applicable grace periods; or

(b) if a Finance Document provides that such amount is payable on demand, the date on which the demand is served after giving effect to all applicable grace periods; or

(c) if such amount has become immediately due and payable under Section 20.4, the date on which it became immediately due and payable.

7.2 Default rate of interest. Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Administrative Agent to be 2.00% above:

(a) in the case of any overdue amount of principal due to the GIEK Facility Lender in respect of a GIEK Facility Advance which bears interest at a floating rate or due to any Commercial Facility Lender in respect of a Commercial Facility Advance, the higher of the rates set out at Sections 7.3(a) and 7.3(c);

(b) in the case of any other overdue amount due to the GIEK Facility Lender, the higher of the rates set out at Sections 7.3(b) and 7.3(c); or

(c) in the case of any other overdue amount, the rate set out at Section 7.3(c).

7.3 Calculation of default rate of interest. The rates referred to in Section 7.2 are:

(a) the rate applicable to the overdue principal amount immediately prior to the relevant date (but only for any unexpired part of any then current Interest Period applicable to it);

(b) the relevant CIRR Rate;

(c) the aggregate of (in the case of amounts due to the GIEK Facility Lender) the GIEK Facility Loan Margin and the Mandatory Costs or (in the case of amounts due to the Commercial Facility Lenders) the Commercial Facility Loan Margin and the Mandatory Costs plus (in each case) in respect of successive periods of any duration (including at call) up to three (3) months which the Administrative Agent may select from time to time:

(i) LIBOR; or

(ii) if the Administrative Agent (after consultation with the Reference Banks) determines that Dollar deposits for any such period are not being made available to any Reference Bank by leading banks in the London Interbank Market in the ordinary course of business, a rate from time to time determined by the Administrative Agent by reference to the cost of funds to the Reference Banks from such other sources as the Administrative Agent (after consultation with the Reference Banks) may from time to time reasonably determine.

7.4 Notification of interest periods and default rates. The Administrative Agent shall promptly notify the Lenders and the Borrowers of each interest rate determined by the Administrative Agent under Section 7.3 and of each period selected by the Administrative Agent for the purposes of paragraph (b) of that Section; but this shall not be taken to imply that the Borrowers are liable to pay such interest only with effect from the date of the Administrative Agent’s notification.

7.5 Payment of accrued default interest. Subject to the other provisions of this Agreement, any interest due under this Section 7 shall be paid on the last day of the period by reference to which it was determined; and the payment shall be made to the Administrative Agent for the account of the Finance Party to which the overdue amount is due.

7.6 Compounding of default interest. Any such interest which is not paid at the end of the period by reference to which it was determined shall thereupon be compounded.

8	REPAYMENT, PREPAYMENT AND CANCELLATION

8.1 Repayment installments in relation to the GIEK Facility Loan. In respect of each Collateral Vessel, the Borrowers shall repay the GIEK Facility Loan by twenty-four (24) consecutive equal semi-annual principal installments and:

(a) the first installment shall be repaid on the date falling six (6) months after the relevant Delivery Date;

(b) each subsequent installment shall be repaid on the date falling six (6) months after the date of repayment of the preceding installment;

(c) the last installment shall be repaid on the date falling one hundred and forty four (144) months after the relevant Delivery Date (the “GIEK Facility Loan Maturity Date”); and

(d) any repayment installment shall be applied to each GIEK Facility Advance pro rata.

8.2 Repayment of the Commercial Facility Loan. In respect of each Collateral Vessel, the Borrowers shall repay the Commercial Facility Loan in consecutive equal semi-annual principal installments equal to 1/24 of the principal amount of the Commercial Facility Loan applicable to such Collateral Vessel as of the Delivery Date for such Collateral Vessel and:

(a) the first installment shall be repaid on the date falling six (6) months after the relevant Delivery Date and, in any event, no later than May 31, 2015;

(b) each subsequent installment shall be repaid on the date falling six (6) months after the date of repayment of the preceding installment;

(c) the remaining outstanding principal amount of the Commercial Facility Loan shall be repaid on the date falling sixty (60) months after the Delivery Date of the second Collateral Vessel, and in any event, no later than May 31, 2019 (the “Commercial Credit Facility Loan Maturity Date”); and

(d) any repayment installment shall be applied to each Commercial Facility Advance pro rata.

8.3 Final Repayment Date. On the Final Repayment Date of the Loan the Borrowers shall pay to the Administrative Agent for the account of the Finance Parties any and all other sums then accrued or owing under any Finance Document.

8.4 Voluntary prepayment. Subject to the conditions of Section 8.5, the Borrowers may prepay the whole or any part of the Loan without penalty or premium (except as otherwise expressly provided in this Agreement).

8.5 Conditions for voluntary prepayment. The conditions referred to in Section 8.4 are that:

(a) any partial prepayment of the Loan shall be applied pro rata to the GIEK Facility Loan and the Commercial Facility Loan, in each case, pro-rata across maturities;

(b) any partial prepayment shall be in a minimum amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof;

(c) the Administrative Agent has received from the Borrowers at least thirty (30) calendar days’ prior written notice specifying the amount to be prepaid, the date on which the prepayment is to be made and the Collateral Vessel to which such prepayment relates;

(d) no amounts prepaid may be reborrowed;

(e) any prepayment of a Loan made otherwise than on the last day of an Interest Period applicable to the amount prepaid shall be made together with such breakage costs as provided in Sections 8.13 and 8.14, as the case may be.

8.6 Effect of notice of voluntary prepayment. A prepayment notice may not be withdrawn or amended without the consent of the Administrative Agent, given with the authorization of all the Lenders, and the amount specified in the prepayment notice shall become due and payable by the Borrowers on the date for prepayment specified in the prepayment notice.

8.7 Notification of notice of prepayment. The Administrative Agent shall notify the Lenders promptly upon receiving a prepayment notice in accordance with Section 8.5(c).

8.8 Mandatory prepayment of Loan. The Borrowers shall be obliged:

(a) to prepay the whole of the Loan, if a Construction Contract is cancelled, on the earlier of the Business Day following payment by the relevant Refund Guarantor under the Refund Guarantee(s) and the date falling sixty (60) days after the date of cancellation, unless the Borrowers fail to pursue diligently their respective refund rights under the Refund Guarantee(s) or the relevant Refund Guarantee has ceased to be in full force and effect or any refund thereunder will not be sufficient to prepay the Loan in full, in which case the Loan shall be repaid on demand by the Administrative Agent; or

(b) to prepay the whole of the Loan, if a Collateral Vessel or a Construction Contract is sold, and the Borrowers will make such prepayment on or before the date on which the sale is completed; or

(c) to prepay the whole of the Loan, if a Collateral Vessel becomes a Total Loss after delivery, on the earlier of:

(i) the date falling six (6) months after the Total Loss Date or such later date as may be agreed by the Administrative Agent on the directions of the Majority Lenders from time to time if they are reasonably satisfied that the relevant Collateral Vessel was insured at the time of the loss and that the proceeds of the Insurances will be received and applied in accordance with the Finance Documents within such further period; and

(ii) the date of receipt by the Security Agent of the proceeds of insurance relating to the Total Loss; or

(d) to prepay the whole of the Loan, if a Collateral Vessel has for any reason not been delivered to, and accepted by, the relevant Borrower under the relevant Construction Contract by the relevant Back-stop Date, on or before the earlier of the Business Day following payment by the relevant Refund Guarantor under the Refund Guarantee and the date falling thirty (30) Business Days after the relevant Back-stop Date; or

(e) to prepay the whole of the Loan, if an Obligor shall cease to conduct business, on demand of the Administrative Agent; or

(f) to prepay the whole of the Loan, if any GIEK Guarantee shall, for any reason whatsoever, cease to be a valid or effective guarantee, in accordance with its terms, or the outstanding principal of, and interest on, the GIEK Facility Loan or any GIEK Guarantee shall be repudiated or be invalid or unenforceable for any reason, on demand of the Administrative Agent; or

(g) to prepay the GIEK Facility Loan in an amount (together with all accrued interest and other related charges thereon) equal to the excess of disbursed amount of the GIEK Facility Loan over the lesser of (1) eighty percent (80%) of such Contract Amount and (2) $500,000,000, if for any reason the Contract Amount is reduced after an Advance of the GIEK Facility Loan is made; or

(h) to prepay the whole of the GIEK Facility Loan (and the GIEK Facility Lender may cancel its Commitments), if for any reason whatsoever, any GIEK Guarantee ceases to be legally valid and binding or have full force and effect and the GIEK Facility Lender declares the outstanding amounts of the GIEK Facility Loan under this Agreement, together with all accrued interest and other related charges immediately due and payable.

8.9 Change of control of PDSA: mandatory prepayment. If at any time during the Security Period a PDSA Change of Control Event shall occur, the Borrowers shall immediately upon becoming aware thereof give notice to the Administrative Agent. The Administrative Agent shall consult with the other Lenders as to the appropriate action to be taken in the light of representations by the Borrowers as to the consequences of the change of shareholding. Not earlier than thirty (30) days after such PDSA Change of Control Event the Administrative Agent shall, unless all of the Lenders agree otherwise, give notice to the Borrowers requiring the Borrowers to prepay the Loan within seven (7) days of the Administrative Agent’s notice and upon such notice the Total Commitments shall be cancelled in full, and the Borrowers shall prepay the Loan together with accrued interest and any commitment fees at the applicable rate within such seven (7) day period.

8.10 Change of control of the Borrowers or Internal Charterer or Approved Manager mandatory prepayment. If at any time during the Security Period a Borrower or Internal Charterer or Approved Manager Change of Control Event shall occur, the Borrowers shall immediately upon becoming aware thereof give notice to the Administrative Agent. The Administrative Agent shall consult with the other Lenders as to the appropriate action to be taken in the light of representations by the Borrowers as to the consequences of the change of shareholding. Not earlier than thirty (30) days after such Borrower or Internal Charterer or Approved Manager Change of Control Event the Administrative Agent shall, unless the Majority Lenders agree otherwise, give notice to the Borrowers requiring the Borrowers to prepay the Loan within seven (7) days of the Administrative Agent’s notice and upon such notice the Total Commitments shall be cancelled in full, and the Borrowers shall prepay the Loan together with accrued interest and any commitment fees at the applicable rate within such seven (7) day period.

8.11 [RESERVED]

8.12 Lenders’ Put Option. If the Commercial Credit Facility Loan is not refinanced or renewed on or before February 28, 2019, the GIEK Facility Lender shall have the option to require prepayment of the GIEK Facility Loan by notifying the Borrowers and the Administrative Agent in writing on or before March 6, 2019; any such prepayment demanded shall be paid by the Borrowers on or before May 31, 2019.

8.13 Compensation payable to GIEK Facility Lender on prepayment. Any voluntary prepayment of the GIEK Facility Loan made pursuant to Section 8.4 (or pursuant to any other provision of this Agreement which indicates that this Section 8.13 shall apply) shall be made:

(a) if a LIBOR floating rate of interest applies to the GIEK Facility Loan at the time of voluntary prepayment, any such voluntary prepayment also will be subject to applicable Floating Rate Breakage Costs, plus any funding loss costs; or

(b) if a fixed CIRR Rate of interest applies to the GIEK Facility Loan at the time of prepayment, any such voluntary prepayment together with a prepayment penalty fee on the prepaid amount equal to the amount by which (x) the sum of the present values, discounted from the scheduled dates, of the amounts of interest at the relevant CIRR Rate which otherwise would have accrued on the prepaid principal amount to the scheduled Repayment Dates exceeds (y) the sum of the present values, discounted from the scheduled dates for payment of interest under this Agreement, of the amounts of interest which would have accrued on the prepaid principal amounts if interest were calculated at the Prepayment CIRR. The discount rate used to calculate such present values shall be the Commercial Interest Reference Rate quoted by OECD for a 12 year period in effect on the prepayment date (the “Prepayment CIRR”). For the avoidance of doubt, if the sum of the present values calculated under (x) is lower than the sum of the present values calculated under (y), no prepayment fee shall be payable by the Borrowers to the GIEK Facility Lender or by the GIEK Facility Lender to the Borrowers.

8.14 Compensation payable to Commercial Facility Lenders on prepayment. Any voluntary prepayment of the Commercial Facility Loan made otherwise than on the last day of an Interest Period applicable to the amount prepaid shall be made together with Floating Rate Breakage Costs.

8.15 Accrued interest payable on prepayment. Any prepayment of the Loan or any part of it shall be made together with accrued but unpaid interest on the amount prepaid.

8.16 Application of partial repayment. Any partial prepayment of the GIEK Facility Loan and/or the Commercial Facility Loan shall, unless otherwise expressly provided, be applied pro rata to the GIEK Facility Loan and the Commercial Facility Loan, in each case in inverse order of maturity.

8.17 No reborrowing. No amount prepaid may be reborrowed.

8.18 Defaulting Lender.

(a) Reallocation of Defaulting Lender Commitment. If a Lender becomes, and during the period it remains, a Defaulting Lender, the following provisions shall apply with respect to any undrawn Commitment of such Defaulting Lender: any amount paid by the Borrowers or otherwise received by the Administrative Agent for the account of a Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity payments or other amounts) will not be paid or distributed to such Defaulting Lender, but will instead be retained by the Administrative Agent in a segregated non-interest bearing account until the termination of the Commitments and payment in full of all obligations of the Borrowers hereunder and will be applied by the Administrative Agent, to the fullest extent permitted by law, to the making of payments from time to time in the following order of priority: first to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent under this Agreement, second to the payment of post-default interest and then current interest due and payable to the Lenders hereunder other than Defaulting Lenders, ratably among them in accordance with the amounts of such interest then due and payable to them, third to the payment of fees then due and payable to the Non-Defaulting Lenders hereunder, ratably among them in accordance with the amounts of such fees then due and payable to them, fourth to pay principal then due and payable to the Non-Defaulting Lenders hereunder ratably in accordance with the amounts thereof then due and payable to them, fifth to the ratable payment of other amounts then due and payable to the Non-Defaulting Lenders, and sixth after the termination of the Commitments and payment in full of all obligations of the Borrowers hereunder, to pay amounts owing under this Agreement to such Defaulting Lender or as a court of competent jurisdiction may otherwise direct;

(b) Termination of Defaulting Lender Commitment. The Borrowers may terminate the unused amount of the Commitment of a Defaulting Lender upon not less than ten (10) Business Days’ prior notice to the Administrative Agent (which will promptly notify the Lenders thereof), and in such event the provisions of Section 18 will apply to all amounts thereafter paid by the Borrowers for the account of such Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts), provided that such termination will not be deemed to be a waiver or release of any claim the Borrowers, the Administrative Agent, or any Lender may have against such Defaulting Lender.

8.19 Obligations of Borrowers joint and several. All obligations of the Borrowers to make payment under this Agreement and the other Finance Documents are joint and several.

8.20 Partial Mandatory Prepayment. Any mandatory partial prepayment of the GIEK Facility Loan and/or the Commercial Facility Loan shall, unless otherwise expressly provided, be applied pro rata to the GIEK Facility Loan and the Commercial Facility Loan, in each case in inverse order of maturity.

9	CONSOLIDATION OF REPAYMENTS

9.1 Consolidation of Repayments. Upon the delivery of all of the Collateral Vessels, the Lenders shall, subject to approval from GIEK which approval shall not be unreasonably withheld, consider the consolidation of the repayment periods for each of the Collateral Vessels.

10	CONDITIONS PRECEDENT

10.1 Documents, no default. (i) Each Lender’s obligation to contribute to any Advance is subject to the following provisions of Sections 10.2, 10.3 and 10.4 of this Section 10 and that the Closing Date shall have occurred not later than April 30, 2013.

10.2 Pre-Delivery Date Conditions. On or before the service of the first Drawdown Notice, the Administrative Agent shall have received the documents or evidence described in Part A of Schedule 3 in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified in Schedule 3).

10.3 Delivery Date Conditions. On or before the Drawdown Date for the Advances to be made on the Delivery Date of each Collateral Vessel, the Administrative Agent shall have received the documents or evidence described in Part B of Schedule 3 in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified in Schedule 3).

10.4 Conditions to Each Advance. Each Lender’s obligation to contribute to any Advance is subject to the following conditions precedent:

(a) that the payment of any Project Cost (including Reimbursement Payments) being paid from such Advance is due on or before or within thirty (30) days after the relevant Drawdown Date (together with confirmation from the Builder that all previous installments of the Contract Price due and payable to it under the relevant Construction Contract have been paid);

(b) that both at the date of each Drawdown Notice and at each Drawdown Date:

(i) no Default or Event of Default has occurred and is continuing or would result from drawdown of the relevant Advances;

(ii) the Repeating Representations and Warranties to be made by each Obligor are true and correct in all material respects if repeated on each of those dates (except to the extent such Repeating Representations and Warranties reference an earlier date, in which case such Repeating Representations and Warranties shall be true and correct in all material respects as of such earlier date) with reference to the circumstances then existing, before and after giving effect to such borrowing or issuance and to the application of the proceeds therefrom or, in the case of the representation and warranty in Section 11.9 (No withholding Taxes), would be true and correct in all material respects if the replacement Schedule 9 (Exceptions to Representations) attached to the Drawdown Notice is substituted for the Schedule 9 attached this Agreement; and

(c) that all Advances and other financing to be made pursuant to this Agreement shall be in full compliance with all applicable requirements;

(d) that since December 31, 2011, there shall not have occurred and be continuing any Material Adverse Effect; and

(e) that at each Drawdown Date all fees payable pursuant to this Agreement on that Drawdown Date have been paid (or will be out of proceeds of the relevant Advances) to the extent invoiced five (5) Business Days prior to such Drawdown Date.

10.5 Waiver of conditions precedent. If the Lenders, at their discretion, permit any Advance to be borrowed before certain of the conditions referred to in Section 10 are satisfied, the Borrowers shall ensure that those conditions are satisfied within five (5) Business Days after the relevant Drawdown Date (or within such longer period as the Administrative Agent may, with the authorization of the Lenders, specify).

11	REPRESENTATIONS AND WARRANTIES

11.1 General. Each Obligor represents and warrants to each Finance Party as follows:

11.2 Status. Each Obligor and each of its Subsidiaries (i) is a company duly organized, validly existing and in good standing, or equivalent under the laws of the jurisdiction of its incorporation, (ii) is duly qualified and in good standing as a foreign corporation in each other jurisdiction in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed except where the failure to so qualify or be licensed could not be reasonably likely to have a Material Adverse Effect and (iii) has all requisite corporate power and authority to own or lease and operate its property and to carry on its business as now conducted and as proposed to be conducted, and (iv) has the capacity to sue and be sued in its own name. No Obligor and none of their properties or revenues is entitled to any right of immunity in any applicable jurisdiction from suit, court jurisdiction, judgment, attachment (whether before or after judgment), set-off or execution of a judgment or from any other legal process or remedy relating to its Obligations (to the extent such suit, court jurisdiction, judgment, attachment, set-off, execution, legal process or remedy would otherwise be permitted or exist).

11.3 Share capital and ownership. PDVIIL is authorized to issue a maximum of 50,000 ordinary registered shares of $1.00 each, of which one share has been issued and fully paid, and the legal title and beneficial ownership of all those shares is held, free of any Security Interest or other claim by PDGL. PSS has an authorized share capital divided into 20,000 ordinary registered shares of $1.00 each, all of which shares have been issued and fully paid, and the legal title and beneficial ownership of all those shares is held, free of any Security Interest or other claim by PDGL.

11.4 Corporate power. Each Obligor has the corporate power and authority to enter into, and to perform its obligations under, those of the Transaction Documents to which it is a party and has taken all necessary action to authorize the entry into such Transaction Documents and the performance by it of its obligations thereunder.

11.5 Consents in force. Save as disclosed in writing to the Administrative Agent or as disclosed in any of the documents or evidence referred to in Schedule 3 delivered to, and accepted by, the Administrative Agent under this Agreement, all authorizations, approvals, consents, licenses, exemptions, filings, registrations, notarizations and other matters, official or otherwise, required by any Obligor:

(a) in connection with the entry into, performance, validity and enforceability of this Agreement and the other Transaction Documents to which it is a party and the transactions contemplated hereby and thereby;

(b) in order to maintain its corporate existence in good standing(or equivalent under local law); and

(c) in order to ensure that it has the right, and is duly qualified and able, to conduct its business as it is conducted in all applicable jurisdictions including, without limitation to the generality of the foregoing, all such consents and approvals as are required to conduct its business and/or own and operate its assets;

have been obtained or effected and are in full force and effect other than any consent or approval required by any Obligor to conduct its business and/or own and operate its assets to the extent that such Obligor is unaware or cannot reasonably be expected to be aware of the requirement to obtain such consent or approval and to the extent that the absence of such consent or approval would not have a Material Adverse Effect on the ability of such Obligor to perform its obligations under the Transaction Documents.

11.6 Legal validity; effective Security Interests. This Agreement constitutes, and each other of the Transaction Documents to which any Obligor is or will be a party, upon execution and delivery thereof will constitute, the legal, valid and binding obligations of the Obligor which is a party thereto, enforceable in accordance with its terms except as such enforcement may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

11.7 No third party Security Interests. Without limiting the generality of Section 11.6, at the time of the execution and delivery of each Security Document to which any Obligor is a party:

(a) such Obligor will have the right to create all the Security Interests which that Security Document purports to create; and

(b) no third party will have any Security Interest or any other interest, right or claim over, in or in relation to (except, in each case, for Permitted Security Interests) any asset to which any such Security Interest, by its terms, relates.

11.8 No conflicts. The entry into, delivery and performance of the Transaction Documents to which each Obligor is or will be a party and the transactions contemplated hereby and thereby do not and will not contravene or conflict with:

(a) any law, rule, regulation (including, without limitation, Regulation T, U and X of the Board of Governors of the Federal Reserve System), any official or judicial order, writ, judgment, injunction, decree, determination or award; or

(b) the constitutional documents of such Obligor; or

(c) any material agreement or document to which such Obligor is a party or which is binding upon it or any of its assets;

nor, save as contemplated by this Agreement and the other Transaction Documents, result in the creation or imposition of any Security Interest on any of the assets of any Obligor pursuant to the provisions of any such agreement or document.

No Obligor or any of its Subsidiaries is in violation of any such law, rule, regulation, order, writ, judgment, injunction, decree, determination or award or in breach of any such contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument, the violation or breach of which could reasonably be expected to result in a Material Adverse Effect.

11.9 No withholding Taxes. All amounts payable by the Obligors under the Finance Documents may be paid free and clear of, and without deduction or withholding for or on account of, any Taxes, except as described in Schedule 9 (Exceptions to Representations).

11.10 No default.

(a) No Default or Event of Default has occurred and is continuing or may reasonably be expected to result from drawdown of the relevant Advances; and

(b) No event has occurred which constitutes a material default under or in respect of any agreement or document to which any Obligor is a party or by which any Obligor may be bound and which default will have, or may reasonably be expected to have, a Material Adverse Effect on the ability of such Obligor to perform its respective obligations under this Agreement and the other Transaction Documents.

11.11 Information. No information, exhibit or report furnished by or on behalf of any Obligor (other than projected financial information, pro forma financial information, market data and information of a general economic or industry nature) to the Administrative Agent or any Finance Party in connection with the negotiation and syndication of the Finance Documents or pursuant to the terms of the Finance Documents, when taken as a whole, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein not misleading. With respect to projected financial information and pro forma financial information furnished to the Administrative Agent, the Borrowers represent that such information has been or will be prepared in good faith based upon accounting principles consistent with the Borrowers’ historical audited financial statements and upon assumptions believed by the Borrowers to be reasonable at the time made, it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections, and such differences may be material.

11.12 Financial Condition.

(a) The Consolidated balance sheets of PDSA and its Subsidiaries as at December 31, 2011 and the related Consolidated Statements of income and of cash flows for the fiscal years ended on such dates, reported on by KPMG LLP, copies of which have heretofore been furnished to each Lender, present fairly, in all material respects, the Consolidated financial condition of PDSA and its Subsidiaries as at such dates, and the Consolidated results of their operations and their Consolidated cash flows for the fiscal years then ended. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods.

(b) Since December 31, 2011, there has been no change in the business, condition (financial or otherwise), operations or prospects of any Obligor which has had or could reasonably be expected to have a Material Adverse Effect.

11.13 Insolvency proceedings. The Borrowers have not, and no Obligor has, taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of the knowledge and belief of the Borrowers) threatened against any of the Borrowers or any other Obligor for its winding-up or dissolution or for the appointment of a liquidator, administrator, receiver, administrative receiver, trustee or similar officer of the Borrowers or any other Obligor of any or all of its assets or revenues nor has the Borrowers or any other Obligor sought any other relief under any applicable insolvency or bankruptcy law.

11.14 No litigation. There is no action, suit, investigation, litigation or proceeding against any Obligor or any of its Subsidiaries, including any Environmental Action, pending or, to the knowledge of any Obligor after due enquiry, threatened before any Government Entity or arbitrator (i) as to which there is a reasonable possibility of adverse determination and that if adversely determined, could reasonably be expected to result in a Material Adverse Effect or (ii) that purports to affect the legality, validity or enforceability of any Finance Document or the consummation of any of the transactions contemplated under this Agreement by any Obligor, and there has been no adverse change in the status, or financial effect on any Obligor or any of its Subsidiaries, of the Disclosed Litigation from that described on Schedule 6 hereto that could reasonably be expected to result in a Material Adverse Effect.

11.15 Completeness of Transaction Documents. The copy of each Transaction Document (other than the Finance Documents) delivered to the Administrative Agent on or before the Closing Date is a true and complete copy and no amendments or additions to any such Transaction Document have been agreed prior to the Closing Date.

11.16 Security Documents.

(a) Security Perfection - Closing Date. As of the Closing Date, the Security Agent will have a perfected security interest in the Collateral described in each sub-clause below upon the taking of the action described therein, and such action will have been taken by Borrowers on behalf of the Security Agent as of the Closing Date, (i) the Construction Contracts upon notice to the Builder of the assignment of the applicable Construction Contract; (ii) the Refund Guarantees, upon notice to each Refund Guarantor of the assignment of the applicable Refund Guarantee; (iii) the Earnings Accounts, upon execution of the applicable Account Control Agreements, (iv) the shares in PDVIIL upon receipt by the Security Agent of (w) an original share certificate reflecting the shares in PDVIIL, (x) a share transfer power in respect of the shares in PDVIIL; (y) irrevocable proxies in respect of PDVIIL, and (z) undated resignations from the officers of PDVIIL; (v) the shares in PSS upon execution of the Luxembourg Share Pledge Agreement; and (vi) if applicable, the Assignment of Management Agreement in connection with each Collateral Vessel, upon notice to the Approved Manager, and the consent of such Approved Manager to such assignment; and in the case of each of the items listed in sub-paragraphs (a) (i) through (vi), upon the filing of Uniform Commercial Code Financing Statements in the District of Columbia and the State of Texas naming as debtor, as appropriate the relevant Borrower.

(b) Security Perfection - Delivery Date. As of the Delivery Date of each Collateral Vessel (i) the relevant Ship Mortgage shall be duly executed and delivered, duly received for recording and duly recorded with the Maritime Administrator at the office of the Deputy Commissioner of Maritime Affairs of the Republic of Liberia, and shall constitute the legal, valid and binding obligation of the applicable Borrower in accordance with its terms, and constitute a valid first preferred mortgage on the applicable Collateral Vessel pursuant to the laws of the Republic of Liberia in favor of the Security Agent as mortgagee and trustee for the benefit of the Lenders; (ii) the Assignment of Insurances and the Assignment of Re-insurances in connection with the applicable Collateral Vessel shall have been executed by each of the parties thereto and notice shall have been given to each underwriter and the loss payable clauses satisfactory to the Security Agent shall have been delivered to the underwriters and the Security Agent’s interest in all the applicable Insurances in connection with such Collateral Vessel shall have been duly endorsed on the Insurances; (iii) if applicable, each Assignment of Internal Charter in connection with the applicable Collateral Vessel shall have been executed by each of the parties thereto; (iv) the Assignment of Earnings in connection with the applicable Collateral Vessel shall have been executed by each of the parties thereto and notice shall have been given to each charterer or drilling contract operator; and (v) if applicable, each Assignment of Management Agreement in connection with the applicable Collateral Vessel shall have been executed by each of the parties thereto and notice shall have been provided to the Approved Manager of the applicable Collateral Vessel and such Approved Manager shall have consented to such assignment; and in the case of each of the items listed in sub-paragraphs (b) (ii) through (v) a Uniform Commercial Code Financing Statement has been filed in the District of Columbia, the State of Texas or any other applicable jurisdiction against the applicable Borrower or Internal Charterer, as the case may be.

11.17 Executive office. Except as disclosed in writing to the Administrative Agent from time to time, its place of incorporation is set forth in the recital of parties to this Agreement; its principal places of business is in Luxembourg (in respect of PSS), in Houston, Texas (in respect of PDVIIL) and in Luxembourg (in respect of PDSA); and its management and control and, as applicable, its center of main interests is exercised in Luxembourg (in respect of PSS), in Houston, Texas (in respect of PDVIIL) and in Luxembourg (in respect of PDSA).

11.18 Solvency. Each Obligor is, individually and together with its Subsidiaries, Solvent.

11.19 Corrupt practices. The Borrowers have observed all applicable laws and regulations relating to bribery and corrupt practices.

11.20 No Margin Stock. The Obligors are not engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock (within the meaning of Regulation U issued by the Federal Reserve Board), and no proceeds of any Advance will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock.

11.21 No “Investment Company”. Neither any Obligor nor any of its Subsidiaries is an “investment company”, or an “affiliated Person” of, or “promoter” or “principal underwriter” for, an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended. Neither the making of any Advances, nor the application of the proceeds or repayment thereof by the Borrowers nor the consummation of the other transactions contemplated by the Transaction Documents, will violate any provision of any such Act or any rule, regulation or order of the Securities and Exchange Commission thereunder.

11.22 Pari passu obligations. The obligation:

(a) of the Borrowers to repay the Loans under this Agreement and the Finance Documents ranks at least pari passu in right of payment with all other senior unsecured obligations of the Borrowers;

(b) of PDSA as Guarantor of the Obligations of the Borrowers under the Finance Documents under the “PDSA Guaranty” set forth in Section 32 ranks at least pari passu in right of payment with all other senior unsecured obligations of PDSA.

11.23 ERISA.

(a) Each of the Borrowers, the Guarantors and their respective ERISA Affiliates is in compliance with the applicable provisions of ERISA and the Code and the regulations and published interpretations thereunder, except as could not, in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) No ERISA Events have occurred or are reasonably expected to occur that, alone or together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect.

(c) The present value of all benefit liabilities under each Plan (based on the assumptions used for purposes of Accounting Standards Codification Topic No. 715 (Compensation - Retirement Benefits) (“ASC 715”) did not, as of the last annual valuation date applicable thereto, exceed the fair market value of the assets of such Plan, and the present value of all benefit liabilities of all underfunded Plans (based on the assumptions used for purposes of ASC 715) did not, as of the last annual valuation dates applicable thereto, exceed the fair market value of the assets of all such underfunded Plans except in each such case where such underfunding could not, alone or together with all other Plan underfundings, reasonably be expected to have a Material Adverse Effect.

(d) None of the Borrowers, the Guarantors, their respective ERISA Affiliates or their respective Subsidiaries sponsors, maintains, makes contributions to or is obliged to make contributions to any Foreign Pension Plan.

12	GENERAL UNDERTAKINGS

12.1 General. Each Obligor undertakes with each Finance Party to comply with the following provisions of this Section 12 at all times during the Security Period except as the Administrative Agent may, with the authorization of the Majority Lenders otherwise permit.

12.2 Title; negative pledge. The Obligors will:

(a) hold the legal title to, and own the entire beneficial interest in, the Assigned Assets, free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents and except for Permitted Security Interests;

(b) save as contemplated by the Transaction Documents, not create or permit to arise any Security Interest (except for Permitted Security Interests and Other Permitted Security Interests) over any other asset of the Borrower, present or future; and

(c) not deliver a Collateral Vessel under any charter or drilling contract prior to the due recording of the Ship Mortgage of such Collateral Vessel in accordance with the provisions of this Agreement.

12.3 Limitations on liabilities or obligations to be incurred. The Borrowers will not incur any liability or obligation except:

(a) liabilities and obligations under the Transaction Documents to which it is a party;

(b) liabilities and obligations reasonably incurred in respect of derivative transactions entered into to hedge those liabilities and obligations referred to in paragraph (a) and not for speculative purposes;

(c) liabilities and obligations reasonably incurred in respect of the ownership, operation and chartering out of the Collateral Vessels;

(d) liabilities in respect of any Management Agreement or Internal Charter;

(e) liabilities permitted under Section 13.5; and

(f) Permitted Security Interests and Other Permitted Security Interests.

12.4 Provision of financial statements. The Obligors will send to the Administrative Agent:

(a) as soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year, a copy of the annual audit report for such year for PDSA and its Subsidiaries, including therein a Consolidated balance sheet of PDSA and its Subsidiaries as of the end of such fiscal year and a Consolidated statement of income and a Consolidated statement of cash flows of PDSA and its Subsidiaries for such fiscal year, in each case accompanied by an opinion thereon of KPMG LLP or other independent public accountants of recognized standing reasonably acceptable to the Administrative Agent;

(b) as soon as available and in any event within seventy five (75) days after the end of each of the first three (3) quarters of each fiscal year, unaudited interim financial statements of PDSA;

(c) with the financial statements provided pursuant to subparagraphs (a) and (b) above, a statement in reasonable detail (each, a “Certificate of Compliance”), signed by the chief financial officer of PDSA (i) stating that no Default has occurred and is continuing or, if a Default has occurred and is continuing, a statement as to the nature thereof and the action that PDSA has taken and proposes to take with respect thereto and (ii) setting forth reasonably detailed calculations demonstrating compliance with the financial covenants contained in Section 13.8 as of the end of such fiscal quarter;

(d) not later than January 31st of each year, an annual budget and cash flow projections of PDSA;

(e) all documents dispatched by PDSA to its shareholders or its creditors generally and which can be delivered without breach of confidentiality or any applicable law; and

(f) such other financial or other information as the Administrative Agent may from time to time reasonably request and which can be delivered without breach of confidentiality or any applicable law.

12.5 Form of financial statements. All financial statements (audited and unaudited) delivered under Section 12.4 will:

(a) be prepared in accordance with GAAP, consistently applied;

(b) give a true and fair view of the state of affairs of PDSA and its Subsidiaries at the date of those financial statements and of its profit for the period to which those financial statements relate; and

(c) fully disclose or provide for all significant liabilities of PDSA in accordance with GAAP.

12.6 Consents. The Obligors will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Administrative Agent of, all consents required:

(a) for the Borrowers to perform their respective obligations under any Transaction Document to which they are a party; and

(b) for the validity or enforceability of any such Transaction Document,

and the Borrowers will comply with the terms of all such consents.

12.7 Payment of Taxes. Each Obligor (i) will file when due all material Tax returns and other material documents relating to Taxes that such Obligor is required by law to file, and will pay when due all material Taxes that such Obligor is required by law to pay (other than Taxes which it is contesting in good faith by appropriate proceedings in a manner that does not involve any risk of criminal penalty or any reasonable possibility of sale, forfeiture, confiscation, seizure or loss of, or the imposition of any Security Interest on, any Collateral or any interest therein, and for which it maintains appropriate reserves in accordance with GAAP), and (ii) will notify the Administrative Agent promptly upon becoming aware of any failure to comply with this Section 12.7.

12.8 Compliance with laws. The Obligors will, and will procure that each of its Subsidiaries will, manage its business in all material respects in compliance with all relevant applicable laws and regulations such compliance to include, without limitation, compliance with the Racketeer Influenced and Corrupt Organizations Chapter of the Organized Crime Control Act of 1970, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect and the Obligors shall notify the Administrative Agent immediately upon becoming aware of any breach of the same.

12.9 Notification of default. The Obligors will promptly upon obtaining knowledge thereof, notify the Administrative Agent, in writing, of the occurrence of an Event of Default or a Default setting forth details of such Event of Default or a Default and the action that each relevant Obligor has taken and proposes to take with respect thereto, and will keep the Administrative Agent fully up-to-date with all material developments.

12.10 Notification of litigation. The Obligors will, promptly after the commencement thereof, notify the Administrative Agent of all actions, suits, investigations, litigation and proceedings before any Government Entity against any Obligor or any of its Subsidiaries of the type described in Section 11.14, and promptly after the occurrence thereof, notify the Administrative Agent of any material adverse change in the status or the financial effect on any Obligor or any of its Subsidiaries of the Disclosed Litigation from that described on Schedule 6 hereto.

12.11 Securities Reports. In the event that the proxy statements, financial statements and other reports referred to in this Section 12.11 are no longer readily available on EDGAR, promptly after the sending or filing thereof (or promptly upon the same becoming publicly available in the case of an Obligor whose shares are listed on any national securities exchange), the Obligors will provide to the Administrative Agent, copies of all proxy statements, financial statements and reports that any Obligor or any of its Subsidiaries sends to its stockholders, and copies of all regular, periodic and special reports, and all registration statements, that any Obligor or any of its Subsidiaries files with the Securities and Exchange Commission or any governmental authority that may be substituted therefor, or with any national securities exchange.

12.12 Environmental Conditions. Promptly after the assertion or occurrence thereof, the Obligors will notify the Administrative Agent of any Environmental Action against or of any noncompliance by any Obligor or any of its Subsidiaries with any Environmental Law or Environmental Permit that could (i) reasonably be expected to have a Material Adverse Effect or (ii) cause a Collateral Vessel to be subject to any material restrictions on ownership, occupancy, use or transferability under any Environmental Law.

12.13 Access to books and records. The Obligors shall permit one or more representatives of the Administrative Agent, at the request of the Administrative Agent, to have reasonable access to its books and records and to inspect the same during normal business hours at its offices upon reasonable prior written notice. If a Default or an Event of Default has occurred and is continuing, the cost of inspection shall be for the account of the relevant Obligor.

12.14 Money laundering. Promptly upon the Administrative Agent’s request, the Obligors will supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent in order for each Finance Party to carry out and be satisfied with the results of all necessary “know your client” or other checks which it is required to carry out in relation to the transactions contemplated by the Finance Documents and to the identity of any Obligor, any Approved Manager, any Internal Charterer or the Pledgor and their respective directors and officers.

12.15 Corrupt practices. The Obligors shall act in compliance with all applicable laws and regulations relating to bribery and corrupt practices and shall use all reasonable efforts to procure that any Person acting on its behalf also acts in such manner in the course of acting for the Borrower.

12.16 Amendments.

(a) Amendments of Constitutive Documents. The Obligors will not amend their respective operating agreements or other constitutive documents, in each case, if such amendment would be adverse to the interests of the Finance Parties.

(b) Amendments of Construction Contracts and Refund Guarantees. The Borrowers will not novate or, in any way that is materially adverse to the interests of the Lenders without the prior written consent of the Majority Lenders, amend, modify, supplement or give any waiver under or vary any term of (other than (i) as permitted pursuant to the next succeeding sentence of this Section 12.16(b) and (ii) any extension of the Back-stop Date in accordance with clause (b) of the definition thereof), any of the Construction Contracts or Refund Guarantees. Notwithstanding the provisions of the foregoing sentence, the Borrowers may enter into change orders and other amendments, supplements and modifications of the Construction Contracts to the extent that they result in the increase of the Contract Price, provided however that in the event any such proposed change order or other amendment, supplement or modification is likely to result in an increase in the Contract Price for a Collateral Vessel as of the Closing Date by more than five percent (5%) (excluding the amount of any such increases for which the Borrowers will be reimbursed to the extent the Borrower has notified the Administrative Agent of the same), the Borrowers shall give the Administrative Agent three (3) Business Days’ advance written notice of such increase and any subsequent individual or aggregate increase of one percent (1%) in the Contract Price of such Collateral Vessel provided in no event shall the Contract Price of a Collateral Vessel be increased by more than ten percent (10%) (excluding the amount of any such increases for which the Borrowers will be reimbursed to the extent the Borrower has notified the Administrative Agent of the same) of its Contract Price as of the Closing Date without the prior written consent of the Majority Lenders.

(c) Notice of Amendments of Construction Contracts, Refund Guarantees and Satisfactory Drilling Contracts. On or prior to January 30th, April 30th, July 30th and October 30th of each calendar year, the Borrowers shall deliver to the Administrative Agent a summary of all material amendments, modifications, supplements or any other material changes, waivers or variations to the Construction Contracts, the Refund Guarantees or the Satisfactory Drilling Contracts entered into during the preceding three (3) months.

12.17 Transaction with Affiliates. Except as expressly provided for or contemplated in any Finance Document (including without limitation, the making of any Reimbursement Payment), the Obligors will not sell, lease, transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from or otherwise engage in any other transactions with, any of its Affiliates, except (i) in the ordinary course of business at prices and on terms and conditions not less favorable to such Obligor than could be obtained on an arm’s length basis from unrelated third parties, (ii) transactions between or among the Obligors that do not involve any other Affiliate not otherwise permitted to be party to such transaction pursuant to this Section 12.17 and (iii) transactions between an Obligor and a Person that is a Subsidiary of such Obligor.

12.18 ERISA. The Borrowers will give the Administrative Agent (which shall promptly provide to each Lender) prompt written notice of the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect.

12.19 Notification of Changes to Approved Manager. The Borrowers will promptly, but in any event within five (5) Business Days, notify the Administrative Agent, in writing, of any appointment of or termination of the appointment of, an Approved Manager. Prior to or concomitantly with the execution and delivery of any Management Agreement, the Borrowers will execute and deliver to the Administrative Agent an Assignment of Management Agreement.

12.20 Certain Lender Consent Rights Regarding Satisfactory Drilling Contracts. The Borrowers will ensure that, unless the prior written consent of the Majority Lenders has been obtained, no Satisfactory Drilling Contract will be amended, waived or modified in any manner that (i) materially reduces its original term (including any optional extensions originally therein contained), or (ii) results in a material adverse change to the day rate from the day rate originally therein contained (it being understood, for the avoidance of doubt, that “adverse “ means adverse considered from the viewpoint of the Borrower or Internal Charterer party to such Satisfactory Drilling Contract).

12.21 Certain Lender Consent Rights Regarding Drilling Contracts. The Borrowers will ensure that, unless the prior written consent of all Lenders has been obtained, no rig or vessel other than a Collateral Vessel will be employed to perform a Satisfactory Drilling Contract or any other charter or drilling contract under which a Collateral Vessel is employed, in any case for more than thirty (30) calendar days.

12.22 GIEK Guarantees.

(a) The Borrowers shall at all times comply with the terms and conditions contained in the GIEK Guarantees, incorporated herein by reference as if said conditions in the GIEK Guarantees were set out in full in this Agreement.

(b) The Borrowers shall, for as long as any amount remains outstanding under the GIEK Facility Loan, procure that their obligations and liabilities hereunder in respect of the GIEK Facility Loan are secured by the GIEK Guarantees satisfactory to the GIEK Facility Lender (in the GIEK Facility Lender’s sole discretion).

13	CORPORATE UNDERTAKINGS

13.1 General. The Borrowers and the Guarantor, as the case may be, also undertake with each Finance Party to comply with the following provisions of this Section 13 at all times during the Security Period except as the Administrative Agent may, with the authorization of the Majority Lenders, otherwise permit.

13.2 Maintenance of status. Except as otherwise permitted pursuant to Section 13.4, each Obligor will preserve and maintain, each Obligor will cause the Pledgor, any Internal Charterer or any Approved Manager to preserve and maintain, and each Borrower will cause each of its Subsidiaries to preserve and maintain, its existence and good standing (or equivalent under its jurisdiction of incorporation), in its jurisdiction of incorporation, legal structure, legal name, rights (charter and statutory), permits, licenses, approvals, privileges and franchises material to the conduct of its business.

13.3 Mergers of the Guarantor. The Guarantor will not enter into any form of amalgamation, consolidation, merger or de-merger or any form of reconstruction or reorganization unless the Guarantor is the surviving entity in any such action.

13.4 No Change in Organization. Neither the Obligors nor the Pledgor nor, if applicable, any Internal Charterer will (x) change its organization form or (y) change its jurisdiction of organization, without the prior written consent of the Lenders. Notwithstanding the foregoing, either Borrower may change its domicile to Luxembourg or Gibraltar, provided, that (x) the Lenders’ Security Interests and priority are not adversely affected in any material respect by such change, (y) the applicable Borrower has given the Administrative Agent fifteen (15) Business Days prior written notice of such proposed change in domicile and (z) the Lenders shall have received legal opinions from local counsel addressed to the Lenders, in scope and substance reasonably satisfactory to the Administrative Agent and at the applicable Borrower’s expense.

13.5 Negative undertakings. The Borrowers will not:

(a) carry on any business other than the disponent ownership, operation and chartering out of the Collateral Vessels and matters reasonably incidental thereto (as contemplated by the Transaction Documents); nor

(b) save for the Security Interests granted or to be granted pursuant to the Security Documents, provide or issue any guarantee of any liability or obligation of any other Person (other than Permitted Security Interests and Other Permitted Security Interests); nor

(c) make any loan or provide any form of credit or financial assistance to any Person other than (i) pursuant to the Finance Documents, (ii) intra-Group Indebtedness owing to the Borrowers and (iii) any interests in loans, notes or other form of credit received in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer and any loans, notes or other form of credit obtained in exchange for any such loans, notes or other form of credit; nor

(d) create, incur, assume, permit, or suffer to exist any Indebtedness of itself except (A) Indebtedness incurred under the terms of this Agreement, (B) Indebtedness in respect of the Finance Documents; and (C) intra-Group Indebtedness, provided, that any shareholder and/or inter company loans of the Obligors shall be in all respects subordinated to the terms of this Agreement; and (D) Indebtedness pursuant to statutory obligations, surety, customs, importation or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including letters of credit, bank guarantees and similar instruments issued in support of such obligations); nor

(e) save for the Security Interests granted or to be granted pursuant to the Finance Documents, create, incur, assume, permit, or suffer to exist any Security Interest on itself or any of its assets (other than Permitted Security Interests and Other Permitted Security Interests); nor

(f) enter into any form of amalgamation, consolidation, merger or de-merger or any form of reconstruction or reorganization (except as permitted in accordance with Section 13.4) unless a Borrower or the Guarantor is the surviving entity in any such action; nor

(g) engage in any advance, loan, extension of credit or capital contribution to, or otherwise acquire any stock, bonds, notes, debentures or other securities of, membership interest in, or any assets constituting a business unit of or make any other investment in, any Person (all of the foregoing, collectively, “Investments”) except (i) the Borrowers may create Subsidiaries and may transfer assets thereto as set forth in Section 29.1, (ii) pursuant to the Finance Documents, (iii) Investments in Cash Equivalents, (iv) intra-Group Indebtedness owing to the Borrowers and (v) any Investments received in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer and any Investments obtained in exchange for any such Investments.

13.6 Business. There shall be no change of the business conducted by the Borrowers or the Guarantor without the prior written consent of the Lenders.

13.7 Notice of dividends etc. The Guarantor shall give prompt notice to the Administrative Agent of the declaration and/or payment of any dividend or other form of distribution to its shareholders.

13.8 Financial Covenants. So long as any Advance or any other Obligation of any Obligor under any Finance Document shall remain unpaid or any Lender shall have any Commitment hereunder, the following covenants shall apply:

(a) Consolidated Tangible Net Worth. PDSA shall maintain at all times a Consolidated Tangible Net Worth (as defined below) of at least US$1 billion.

(b) Leverage Ratio. Commencing with the fiscal quarter ending December 31, 2013 through and including the fiscal quarter ending March 31, 2014, PDSA shall maintain at the end of each fiscal quarter of PDSA, on a Consolidated basis, a ratio of Net Debt (as defined below) to EBITDA (as defined below) of not greater than 5.50 : 1.00, reducing to 5.00 : 1.00 commencing with the fiscal quarter ending June 30, 2014 through and including the fiscal quarter ending December 31, 2014, reducing to 4.50 : 1.00 commencing with the fiscal quarter ending March 31, 2015 through and including the fiscal quarter ending September 30, 2015, reducing to 4.00 : 1.00 commencing with the fiscal quarter ending December 31, 2015 and every quarter thereafter. “Net Debt” means Total Debt, (including, without duplication, operating leases) minus unrestricted cash and Cash Equivalents and restricted cash or Cash Equivalents held as collateral for any such debt. Prior to December 31, 2014, Net Debt shall not include Indebtedness associated with the Collateral Vessels.

(c) Projected Debt Service Cover Ratio (“DSCR”). For the following four fiscal quarters, the Projected DSCR of PDSA shall be greater than:

(i) commencing December 31, 2013, 1.125 : 1.00; and

(ii) from March 31, 2014 through and including December 31, 2014, 1.25 : 1.00; and

(iii) from March 31, 2015 and every quarter thereafter, 1.50 : 1.00.

(d) Total Debt to Total Capitalization Ratio. PDSA shall maintain, at all times, a ratio of Total Debt to Total Capitalization (each as defined below) for the four fiscal quarters ended as of the end of such quarter not greater than 3.0 : 5.0.

(e) Total Debt. PDSA shall maintain, for the period up to and including September 30, 2013, Total Debt not greater than $3,000,000,000.

(f) Minimum Liquidity. The Group shall maintain at all times, commencing on the Closing Date, in the Group Corporate Accounts (free and clear of all liens or restrictions other than Security Interests created in connection with the Finance Documents), in cash or Cash Equivalents, aggregate amounts no less than $50,000,000.

(g) Minimum Value.

(i) In respect of the first Collateral Vessel delivered, the Fair Market Value of such Collateral Vessel then subject to a Ship Mortgage, shall at all times, on and after delivery, be at least 125% of the sum of the then aggregate outstanding principal amount of each of the GIEK Facility Loan and the Commercial Facility Loan attributable to that Collateral Vessel, until the delivery of the second Collateral Vessel.

(ii) On or after delivery of both Collateral Vessels, the aggregate Fair Market Value of all Collateral Vessels, then subject to a Ship Mortgage, shall at all times, be at least 125% of the sum of the then aggregate outstanding principal amount under this Agreement.

Notwithstanding the foregoing, failure to satisfy the covenant set forth in this Section 13.8(g) shall not be an Event of Default if the Borrowers have restored the Fair Market Value requirements in accordance with Section 16.3 of this Agreement.

(h) Definitions. For purposes of this Section 13.8, the following terms shall have the following meanings:

“Consolidated Tangible Net Worth” means, as of any date of determination, Consolidated shareholders equity of the Group determined in accordance with GAAP, but excluding the effect on shareholders equity of cumulative foreign exchange translation adjustments, and less the net book amount of all assets of the Group that would be classified as intangible assets on the Consolidated balance sheet of PDSA as of such date prepared in accordance with GAAP. For purposes of this definition, SPVs shall be accounted for pursuant to the equity method of accounting.

“EBITDA” means, for the four most recently completed fiscal quarters, the operating profit of the Group before taxation (excluding the results from discontinued operations):

(i) before deducting any interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments whether paid, payable or capitalized by any Obligor (calculated on a consolidating basis) in respect of that specified period;

(ii) before deducting any amount attributable to the amortization, depreciation or impairment of assets of any Obligor (and taking no account of the reversal of any previous impairment charge made in that specified period);

(iii) not including any accrued interest owing to any Obligor;

(iv) before taking into account any exceptional items;

(v) after deducting the amount of any profit (or adding back the amount of any loss) of any Obligor that is attributable to minority interests;

(vi) after deducting the amount of any profit of any non-Group entity to the extent that the amount of the profit included in the financial statements of the Obligors exceeds the amount actually received in cash by any Obligor through distributions by the non-Group entity;

(vii) before taking into account any unrealized gains or losses on any financial instrument (other than any derivative instrument that is accounted for on a hedge accounting basis);

(viii) before taking into account any gain arising from an upward revaluation of any other asset at any time,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation.

“Fair Market Value” for purposes of this Agreement means in respect of any vessel, including, without limitation, any Collateral Vessel, the fair market value of such vessel, free of any charter party agreement or other contract for its employment in each case, and being:

(a) the amount calculated as the simple mean average of the valuation determined, at the cost and expense of the relevant vessel owner, by two Approved Brokers; or

(b) if the greater of the two valuations referred to in paragraph (a) of this definition is more than 110% of the lower of the two valuations, the amount calculated as the simple average of the valuation determined, at the cost and expense of the Borrowers, by three Approved Brokers (being those referred to in paragraph (a) of this definition plus one additional Approved Broker); provided, however, that if the lower of the two valuations referred to in paragraph (a) of this definition is at least equal to the threshold required at that time by the Minimum Value provision (Section 13.8(g)), no third valuation shall be required. The Fair Market Value of each Collateral Vessel shall be determined, at delivery and annually thereafter, and, if a Default or Event of Default has occurred and is continuing, as the Administrative Agent may require. All valuations shall be at the Borrowers’ cost; all such valuations shall be conclusive and binding.

“Projected DSCR” means, for a specified period following the date of calculation, the ratio of:

(i) EBITDA of the Group for such specified period; to

(ii) all obligations of members of the Group to pay interest (net of hedging payments and receipts) forecast to be paid during such specified period plus one tenth (1/10th) of Total Debt.

“Total Capitalization” means, as of any date of determination, the sum of Total Debt plus Consolidated Tangible Net Worth as of such date.

“Total Debt” means, as to PDSA and its Consolidated Subsidiaries at any time, the aggregate sum of (a) all Indebtedness (as reflected on the Consolidated balance sheet of PDSA) but excluding (x) Indebtedness of the type described in clause (d) of the definition thereof, (y) temporary importation bonds relating to the Collateral Vessels or such vessels owned or operated by PDSA or its Subsidiaries and (z) undrawn Commitments under this Agreement and (b) (without duplication):

(i) obligations under any operating lease;

(ii) any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

(iii) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(iv) the amount of any liability in respect of any lease or hire purchase contract that, in accordance with GAAP, would be treated as indebtedness under a finance or capital lease;

(v) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(vi) the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of ninety (90) days in order to raise finance or to finance the acquisition of those assets or services;

(vii) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(viii) the net amount due under any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative;

(ix) transaction, the marked to market value shall not be taken into account until such time as the relevant derivative transaction is terminated);

(x) any counter-indemnity obligation in respect of amounts already paid under a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial or other institution; and

(xi) the amount of any liability (without duplication) in respect of any guarantee or indemnity for any of the items referred to in paragraphs (i) to (x) of this definition.

13.9 Stock Exchange Listing. The Guarantor shall maintain its listing on the New York Stock Exchange or such other stock exchange acceptable to the Lenders.

13.10 Dividends. The Borrowers may pay dividends and make distributions to the Guarantor at any time without limitation. Except as provided in the following two sentences, the Guarantor will not pay any dividends or make any other form of distribution to its shareholders at any time.

(a) The Guarantor shall be allowed to pay dividends of up to 50% of its cumulative positive Net Income (as defined by GAAP) for the year 2013 as long as: (i) no Default or Event of Default exists at the time of payment thereof; (ii) the Guarantor and the Borrowers are in compliance with the financial covenants set forth in Section 13.8 (including the Minimum Value set forth in Section 13.8(g)) immediately before and after payment of such dividends; and (iii) the Audited Financial Statements for fiscal year 2013 provided to the Lenders reflect that the ratio of Net Debt to EBITDA is less than 5.00:1.00.

(b) Commencing the first fiscal quarter of the year 2014 and for each fiscal quarter thereafter, the Guarantor shall be allowed to pay (on a cumulative calendar year basis) quarterly dividends of up to 50% of its positive Net Income (as defined by GAAP) only as long as: (i) no Default or Event of Default exists at the time of payment thereof; (ii) the Guarantor and the Borrowers are in compliance with the financial covenants set forth in Section 13.8 (including the Minimum Value set forth in Section 13.8(g)) immediately before and after payment of such dividends, and (iii) such dividends are paid during the following calendar year. For the avoidance of doubt, this Section 13.10(b) shall not apply to dividends of positive Net Income earned during the year 2013, which shall be governed by Section 13.10(a) above.

14	INSURANCE

14.1 General. The Borrowers shall comply, or procure compliance, with the following provisions of this Section 14 at all times during the Security Period (after a Collateral Vessel has been delivered under the relevant Construction Contract) and as provided in the Ship Mortgage except as the Administrative Agent may, with the authorization of the Majority Lenders, otherwise permit.

14.2 Risks insured and amount of cover. Each Borrower shall, at all times and at its own cost and expense, cause to be carried and maintained, insurance on its Collateral Vessel and keep its Collateral Vessel insured in the name of the relevant Borrower and any other Persons with an insurable interest therein on terms and in forms which are customary and reflect the prudent practice of other responsible and experienced persons of similar size and established reputation engaged in the same or similar operation and within the same geographic location as the Collateral Vessels, against:

(a) fire and usual marine risks, Hull and Machinery, Hull Interest (or Increased Value), ACOC Insurance and War Risks (including terrorism, piracy, and confiscation, per common conditions and exclusions) on an agreed value basis of at least equal to $650,000,000 and Loss of Hire on a 45/90/90 basis per delivered Collateral Vessel, and the aggregate of insurances covering all Collateral Vessels, following delivery of all Collateral Vessels, shall be at least equal to the greater of (i) $650,000,000 per delivered Collateral Vessel and (ii) 120% of the aggregate outstanding amount of the Loan. In addition, the Hull and Machinery insured value of each Collateral Vessel shall, at all times following the relevant Delivery Date, be equal to or greater than 60% of the insured value of such Collateral Vessel, and the aggregate Hull and Machinery insured value of all delivered Collateral Vessels shall be equal to or greater than 60% of the aggregate insured values of such Collateral Vessels, while the remaining cover is to be taken out by way of Hull Interest Insurance (i.e. Increased Value) and ACOC Insurance;

(b) subject always to the proviso at the end of this Section 14.2, Protection and Indemnity risks in respect of a Collateral Vessel’s full tonnage, and insurance against liability for pollution by the Collateral Vessel in an amount equal to the highest level of cover from time to time available under basic protection by the entry of such Collateral Vessel in a protection and indemnity association or club belonging to the International Group of P&I Clubs or insurance companies providing equivalent protection;

(c) all other risks respecting a vessel which are customarily insured against by leading operators of vessels of the same age and type as the Collateral Vessels in accordance with then current industry practice and taking account of the areas in which the Collateral Vessels may operate from time to time, with windstorm coverage exclusions while a Collateral Vessel is operating in the Gulf of Mexico;

(d) placed by either the Administrative Agent for the benefit of the Lenders, at the expense of the Borrowers, or placed by the Borrowers for the benefit of the Lenders, mortgagee’s interest insurance (“MII”) and mortgagee’s additional perils (pollution) insurance (“MAPI”), on conditions acceptable to the Administrative Agent in an amount of 120% of the aggregate outstanding amount of the Loan, and the Administrative Agent on behalf of the Finance Parties agrees to obtain and maintain the same if such MII and MAPI is not included in the Borrowers’ general marine package taken out on or about each relevant Delivery Date.

14.3 Port risk cover. While a Collateral Vessel is laid up, port risk insurance may be taken out on the Collateral Vessel by the Borrowers instead of the aforesaid hull insurance, on normal market terms, subject to the approval of the Administrative Agent not to be unreasonably withheld or delayed.

14.4 Terms of cover. The Borrowers shall procure that the Insurances for the Collateral Vessels shall:

(a) be effected through owner’s approved broker (the “Owner’s Insurance Broker”) and reputable independent insurance companies and/or underwriters (including mutual insurance schemes and /or captive insurance schemes) in Europe, North America, the Far East and other established insurance markets except that the insurances against protection and indemnity risks may be effected by the entry of the Collateral Vessels with protection and indemnity associations which are members of the IGA or, if the IGA has disbanded and there is no successor or replacement body of associations, other leading protection and indemnity associations and the insurances against war risks may be effected by the entry of the Collateral Vessel with leading war risks associations;

(b) provide that all amounts payable thereunder shall be payable in Dollars or any other currency approved by the Administrative Agent;

(c) in all other respects be in a form and on terms customary in the insurance markets in which the cover is placed and/or as otherwise approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed).

14.5 Notice of assignment of insurances and endorsement of the Security Agent’s interests. Each Borrower shall forthwith upon execution of the relevant Assignment of Insurances and the relevant Assignment of Re-insurances:

(a) execute a notice of assignment in the form required by the terms of the Assignment of Insurances and the Assignment of Re-insurances (or on a form agreed by Owner’s Insurance Brokers and insuring parties) and in accordance with normal market practice serve the same on all brokers, insurance companies, underwriters, protection and indemnity and/or war risks associations through whom any of the policies or entries relating to the Insurances are effected; and

(b) procure that the interests of the Security Agent in the Insurances and in the Re-insurances shall be endorsed upon all slips, cover notes, policies, certificates of entry and other instruments of insurance issued or to be issued in connection with the Insurances and the Re-insurances by means of the incorporation therein of the relevant loss payable clause required by the terms of the Assignment of Insurances and the Assignment of Re-insurances and the attachment thereto of the relevant notice of assignment referred to in paragraph (a) and/or by such other means and/or in such other form as is customary or appropriate in the insurance market in which the cover is placed and/or as the Security Agent shall otherwise reasonably require.

14.6 Letters of undertaking; Owner’s Insurance Broker Report. The Borrowers shall procure that the Owner’s Insurance Broker and any protection and indemnity or war risks association in which the Collateral Vessels may from time to time be entered shall deliver to the Security Agent a letter or letters of undertaking in such form as the Administrative Agent may reasonably require having regard to the then current market practice and the practices prescribed by the IGA or any successor association or body and/or the London Market Brokers’ Committee and/or any other professional association of which a Owner’s Insurance Broker is a member. The Owner’s Insurance Broker shall deliver to the Security Agent its broker’s report confirming that the Insurance requirements set forth in this Section 14 have been complied with and are sufficient to protect the interests of the Security Agent.

14.7 Deposit and production of insurance documents. The Borrowers shall procure that:

(a) Copies of all original slips, cover notes, policies, certificates of entry and other instruments of insurance issued from time to time in respect of the Insurances required herein which are effected through the Owner’s Insurance Broker shall forthwith be deposited with such Owner’s Insurance Broker and shall thereafter be held by such Owner’s Insurance Broker to the order of the Administrative Agent upon and subject to such terms as the Administrative Agent shall reasonably require having regard to the then current market practice;

(b) that, as soon as reasonably practicable upon the Administrative Agent’s request therefor, certified copies of the instruments of insurance referred to in paragraph (a) shall be produced to the Administrative Agent by the Owner’s Insurance Broker;

(c) that, forthwith upon the Administrative Agent’s request therefor, certified copies of all certificates of entry and policies relating to the Collateral Vessels’ entry with any protection and indemnity association or war risks association shall be produced to the Administrative Agent by such protection and indemnity and/or war risks association (as appropriate).

14.8 Payment of premiums and calls. The Borrowers shall punctually pay all premiums, calls, contributions or other sums payable in respect of the Insurances required herein and shall produce to the Administrative Agent all relevant receipts or other evidence of payment when so required by the Administrative Agent.

14.9 Waiver of broker’s lien. Where any of the Insurances effected through the Owner’s Insurance Broker form part of a fleet cover and such Owner’s Insurance Broker is or would be entitled to exercise rights of off-set or cancellation in relation to claims under the Insurances for non-payment of premiums in respect of other vessels covered by the same Insurances, the Borrowers shall procure (having regard to then current market practice including the practice prescribed by the London Market Brokers’ Committee and/or any other professional association of which the Owner’s Insurance Broker is a member) that such Owner’s Insurance Broker shall undertake to the Security Agent:

(a) not to exercise against the policy or against any claims in respect of the Collateral Vessels any lien or right of off-set for unpaid premiums in respect of vessels other than the Collateral Vessels covered under such fleet cover or for unpaid premiums in respect of any other such policies of insurance;

(b) not to cancel the Insurances by reason of the non-payment of premiums for vessels covered by such fleet cover;

or, in lieu of the undertakings referred to in paragraphs (a) and (b), to issue a separate policy of insurance in respect of the Collateral Vessel as and when the Administrative Agent may reasonably so require.

14.10 Renewal of Insurances. The Borrowers shall renew the Insurances (or relevant part thereof) before the relevant policies, contracts or entries expire and shall procure that the Owner’s Insurance Broker and/or the relevant protection and indemnity association or war risks association shall promptly confirm in writing to the Administrative Agent as and when each such renewal has been effected.

14.11 Execution of guarantees. The Borrowers shall promptly arrange for the execution and delivery of such guarantees in respect of the Collateral Vessels as may from time to time be required by any protection and indemnity or war risks association in accordance with its rules or the terms of entry of the Collateral Vessels.

14.12 Information from brokers. The Borrowers shall procure that the Owner’s Insurance Broker and the managers of any protection and indemnity and/or war risks association with which a Collateral Vessel is entered shall give to the Administrative Agent such information as to the Insurances as the Administrative Agent may reasonably request, except any proprietary information, including marketing negotiations, which the Owner’s Insurance Broker is not allowed to provide.

14.13 Restriction on amendments to cover. The Borrowers shall not, without the prior consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed), make any alteration (other than underwriter-mandated amendments or changes, in which case prompt notice thereof shall be provided to the Administrative Agent) to the terms of any of the Insurances which would or could reasonably be expected to have a material adverse effect on the rights or interests of the Security Agent nor shall the Borrowers take any action or omit to take any action or suffer any act or omission which would or would be likely to render any of the Insurances invalid, void, voidable, suspended, defeated or unenforceable or render any sum payable thereunder repayable in whole or in part (save and to the extent that replacement cover has been effected in accordance with this Section 14).

14.14 Restriction on settlement of claims. Subject to the rights of any charterer, the Borrowers shall not without the prior written consent of the Administrative Agent settle, compromise or abandon any claim under the Insurances for a Total Loss or a Major Casualty. If an Event of Default has occurred and is continuing, the Administrative Agent shall have the exclusive right to negotiate such claims.

14.15 Assistance by the Borrowers. The Borrowers undertake to do all things and provide all documents, evidence and information as may be necessary to enable the Security Agent to collect or recover any moneys which at any time become due in respect of the Insurances and for such purpose (but without limitation) the Borrowers shall permit the Security Agent if necessary to sue in the Borrowers’ name.

14.16 Employment in conformity with insurance cover. The Borrowers will not at any time employ any Collateral Vessel or suffer it to be employed except in conformity with the terms of the Insurances (including any express or implied warranties) without first obtaining the consent to such employment of the insurers and complying with such requirements as to extra premium or otherwise as the insurers may prescribe and before allowing any Collateral Vessel to enter or trade to or operate in any zone which is declared a war zone by any government or by such Collateral Vessel’s war risks insurers or which is rendered dangerous by reason of hostility in any part of the world (whether war be declared or not) to effect such special insurance cover so as to ensure that the Collateral Vessel is fully insured against war risks in accordance with this Section 14 while in such zone.

15	VESSEL COVENANTS

15.1 General. Each Borrower shall comply, or procure compliance, with the following provisions of this Section 15 at all times during the Security Period (after the Collateral Vessels have been delivered under the relevant Construction Contracts) and as provided in the Ship Mortgage except as the Administrative Agent may, with the authorization of the Majority Lenders, otherwise permit (which authorization shall not be unreasonably withheld or delayed with respect to Sections 15.5 and 15.6) provided that, during any period when the Collateral Vessels are employed on a demise charter, the charterer’s performance of corresponding obligations under the relevant demise charter shall discharge the obligations of the Borrowers under the following provisions of this Section 15 (but not otherwise).

15.2 Vessel registration. Subject to the provisions of Section 15.18, the Borrowers shall maintain the registration of the Collateral Vessels under the registry of the Republic of Liberia or another Approved Flag State and shall not do or omit to do anything or suffer any act or omission whereby such registration may be forfeited or imperiled.

15.3 Standard of maintenance. The Borrowers shall at all times keep the Collateral Vessels in good running order and repair, so that the Collateral Vessels shall be, insofar as due diligence can make them so, tight, staunch, strong and well and sufficiently tackled, appareled, furnished, equipped and in every respect seaworthy and will keep the Collateral Vessels, or cause them to be kept, in such condition as will entitle them to maintain their Classification, free of any requirement or recommendation affecting class which has not been complied with in accordance with its terms and so as to avoid adverse notation. The Borrowers shall comply with all legislation of the Flag State and all other legislation, regulations and requirements of any government, governmental agency or other regulatory authority (statutory or otherwise) from time to time applicable to the Collateral Vessels. The Borrowers shall procure that all appropriate repairs to or replacements of any damaged, worn out or lost parts or equipment are carried out (both as regards workmanship and quality of materials) so as not to diminish the Classification or (without prejudice to Section 13.8(g) above) materially diminish the value of the Collateral Vessels. The Borrowers will not change the Classification Society of any Collateral Vessel without the prior written consent of the Majority Lenders.

15.4 Removal of parts and equipment. No part or item of equipment which is legally and beneficially wholly-owned by the owner of the relevant Collateral Vessel and whose removal would materially reduce the value of a Collateral Vessel shall be permanently removed from any Collateral Vessel unless it is replaced promptly by a suitable part or item and the replacement part or item:

(a) is in the same or better condition than that part or item removed or enhances the value and/or earning capacity of the Collateral Vessels;

(b) is (or upon its installation on board the Collateral Vessels will become) legally and beneficially wholly owned by the owner of the relevant Collateral Vessel;

(c) is free from Security Interests other than Permitted Security Interests; and

(d) with effect from its installation on board a Collateral Vessel, is subject to the Security Interest constituted by the relevant Ship Mortgage.

15.5 Restriction on modifications. The Borrowers shall not make any modifications to the Collateral Vessels or any part thereof which would or might materially and adversely alter the structure, type or performance characteristics of the Collateral Vessels or materially reduce their value.

15.6 Equipment belonging to third parties. The Borrowers shall not install on the Collateral Vessels any equipment belonging to a third party which cannot be removed without causing significant damage to the structure or fabric of the Collateral Vessels.

15.7 Survey. The Borrowers shall submit the Collateral Vessels to such periodical or other surveys as may be required for classification purposes and, if so required by the Administrative Agent, the Borrowers shall supply to the Administrative Agent copies of all survey reports in respect thereof.

15.8 Inspection. The Borrowers, at their risk and expense, shall permit surveyors or other Persons appointed by the Administrative Agent to board a Collateral Vessel at all reasonable times (but so as not to interfere with the ordinary operation of such Collateral Vessel) for the purpose of inspecting its condition, value and its class or other records or satisfying themselves as to repairs proposed or already carried out. The Borrowers, at their risk and expense, shall afford all proper and reasonable facilities for such inspections if reasonably required by the Administrative Agent.

15.9 Employment of Vessels. The Borrowers shall not knowingly or recklessly employ any Collateral Vessel or suffer its employment in any trade or business which is forbidden by any applicable law or is otherwise illicit or in carrying illicit or prohibited goods or in any manner whatsoever which may render it liable to condemnation in a prize court or to destruction, seizure or confiscation or that may expose a Collateral Vessel to penalties or sanctions.

15.10 Information. The Borrowers shall as promptly as reasonably practicable provide the Administrative Agent with all such information which the Administrative Agent may periodically and reasonably require regarding a Collateral Vessel, its employment, position and engagements, particulars of all towages and salvages and copies of all charters and other contracts for its employment or otherwise concerning the Collateral Vessels.

15.11 Payment of trading expenses and wages. The Borrowers shall promptly pay all tolls, dues and other material outgoings whatsoever in respect of the Collateral Vessels and the Insurances and keep accounts in respect thereof in accordance with their current practice. As and when the Administrative Agent may so reasonably require, the Borrowers shall make such accounts available for inspection on behalf of the Administrative Agent and shall provide evidence reasonably satisfactory to the Administrative Agent that the wages and allotments and the insurance and pension contributions of the master and crew are being regularly paid, that all deductions from crew’s wages in respect of any tax and/or social security liability are being properly accounted for and that the master has no claim for disbursements other than those incurred in the ordinary course of trading on the voyage (if any) then in progress or completed prior to such inspection.

15.12 Avoidance and discharge of other liens. The Borrowers shall in accordance with good shipping industry practice pay and discharge or cause to be paid and discharged all debts, damages and liabilities whatsoever which have given rise, or may give rise, to maritime, statutory or possessory liens on or claims enforceable against the Collateral Vessels except as set forth in this Section 15.12 and the applicable Ship Mortgage under the laws of all countries to whose jurisdiction the Collateral Vessels may from time to time be subject.

(a) Neither the Borrowers, any Approved Manager, any charterer, the master of each Collateral Vessel nor any other Person has or shall have any right, power or authority to create, incur or permit to be placed or imposed or continued upon the Vessel any Security Interest whatsoever other than the liens of the Ship Mortgages and Permitted Security Interests.

(b) The Borrowers will not create, incur, assume or suffer to exist any Security Interest on the Collateral Vessels other than the liens of the Ship Mortgages and Permitted Security Interests, and in due course and in any event within thirty (30) days (or seven (7) days after a request by the Security Agent to discharge such Security Interest) after the same becomes due and payable, the Borrowers will pay or cause to be discharged or make adequate provision for the satisfaction or discharge of all claims or demands (except to the extent that the same shall (i) concurrently be contested by the Borrowers in good faith by appropriate proceedings and shall not affect the continued release of the Collateral Vessels, or (ii) not be reasonably likely to have a Material Adverse Effect), or will cause the Collateral Vessels to be released or discharged from any Security Interest therefor.

(c) (i) If a libel, complaint, writ or warrant be filed against a Collateral Vessel or a Collateral Vessel be otherwise attached, arrested, levied upon or taken into custody under process or color of legal authority for any cause whatsoever, the Borrowers will promptly notify the Security Agent by facsimile, confirmed by letter, at its address, as specified in the applicable Ship Mortgage, and within thirty (30) days (or seven (7) days after a request by the Security Agent) will cause such Collateral Vessel to be released and all Security Interests thereon other than the applicable Ship Mortgage and any Permitted Security Interests to be discharged (except to the extent that the claim giving rise to such Security Interest shall concurrently be contested by the Borrowers in good faith by appropriate proceedings and shall not affect the release of the Collateral Vessel) and will promptly notify the Security Agent thereof in the manner aforesaid.

(ii) If the Borrowers shall fail or neglect to furnish proper security or otherwise to release a Collateral Vessel from libel, arrest, levy, seizure or attachment as set forth above, the Security Agent or any person acting on behalf of the Security Agent may furnish security to release such Collateral Vessel and by so doing shall not be deemed to cure the default of the Borrowers.

15.13 Notice of mortgage. The Borrowers will do everything necessary under the laws of any relevant jurisdiction for the purpose of perfecting and maintaining the relevant Ship Mortgage as a valid and enforceable mortgage and for preserving the priority of the relevant Ship Mortgage and, in particular (but without limitation), it will keep on board the Collateral Vessels each such document or record as may be required by law and cause such particulars relating to the relevant Ship Mortgage to be recorded as may be required by law.

15.14 Notification of certain events. The Borrowers shall notify the Administrative Agent by fax promptly and in detail of:

(a) any casualty to any Collateral Vessel which is or is likely to be a Major Casualty;

(b) any occurrence in consequence whereof a Collateral Vessel has become or is likely to become a Total Loss;

(c) any requirement or recommendation made by its Classification Society or by any competent authority in respect of any Collateral Vessel which has not been complied with by the date by which it is required to be complied with (as extended by agreement with the Classification Society) other than any such requirement or recommendation the imposition of which is being contested in good faith by the Borrowers;

(d) any arrest or detention of a Collateral Vessel or the exercise or purported exercise of any lien on a Collateral Vessel; or

(e) a Collateral Vessel ceasing to be registered under the laws of its Flag State or anything which is done or omitted to be done whereby such registration is reasonably likely to be imperiled.

15.15 Restrictions on employment. The Borrowers shall not, and shall procure that no charterer shall, let or employ a Collateral Vessel:

(a) on demise charter (except an Internal Charter) for any period;

(b) on any time or consecutive voyage charter for a term which exceeds, or which by virtue of any optional extensions therein contained may exceed, twelve (12) months’ duration, but excluding any Satisfactory Drilling Contract or other drilling contract; or

(c) on terms which permit the charterer or operator to purchase a Collateral Vessel;

15.16 Management. The Borrowers shall not appoint any manager of any Collateral Vessel other than an Approved Manager and each Approved Manager so appointed by the Borrowers shall execute and deliver to the Administrative Agent a Manager’s Subordination Undertaking in relation to the Collateral Vessel before it commences management of the Collateral Vessel.

15.17 ISM Code compliance and ISPS Code compliance. The Borrowers shall comply or procure that any other relevant Person will comply, in all material respects, with the ISM Code and the ISPS Code (or any replacement thereof) in relation to the operation of the Collateral Vessels.

15.18 Reflagging. The Borrowers shall not change the registration or flag of any Collateral Vessels from the registry of the Republic of Liberia or another Approved Flag State without the prior written consent of the Majority Lenders.

15.19 Chartering Other Vessels. The Borrowers will not charter in any drilling vessel or unit from any third party other than a wholly owned Subsidiary of the Guarantor.

15.20 Internal Charters. Prior to or concomitantly with the execution and delivery of any Internal Charter, the Borrowers will:

(a) deliver a copy of the duly executed Internal Charter and Assignment of Internal Charter to the Administrative Agent;

(b) cause the relevant Internal Charterer to execute and deliver to the Administrative Agent (i) an Assignment of Insurances by such Internal Charterer, (ii) an Assignment of Earnings by such Internal Charterer and (iii) an Account Control Agreement and an Assignment of Accounts relating to such Internal Charterer’s Earnings Accounts;

(c) deliver draft Uniform Commercial Code financing statements, company filings or similar instruments for filing in each appropriate jurisdiction;

(d) deliver to the Administrative Agent a favorable legal opinion of counsel to the Borrowers or Internal Charterer, in form and substance reasonably satisfactory to the Administrative Agent; and

(e) deliver to the Administrative Agent an Officer’s Certificate of such Internal Charterer certifying as to and attaching (x) copies of its constitutional documents and of the resolutions of the Board of Directors (or similar body) and if applicable, shareholder consents of such Internal Charterer approving each Transaction Document to which it is or is intended to be a party, (y) all other documents evidencing other necessary company action and governmental and other third party approvals and consents, if any, with respect to each Transaction Document to which it is or is intended to be a party, and (z) the names and true signatures of the officers of such Internal Charterer authorized to sign each Transaction Document to which it is or is intended to be a party.

16	SECURITY COVER

16.1 Provision of valuations. On the relevant Delivery Date and at the end of each calendar year thereafter (each such date, a “Certification Date”) each Borrower shall deliver to the Administrative Agent a certificate signed by its chief financial officer showing the Fair Market Value as at each such Certification Date and enclosing the original valuation reports (which shall not be dated later than thirty (30) days prior to the applicable Certification Date) on which the Fair Market Value is based. If a Default or an Event of Default has occurred and is continuing, the relevant Borrower shall deliver such reports promptly upon request by the Administrative Agent.

16.2 Minimum required security cover. Without prejudice to the provisions of Section 13.8(g), Section 16.3 applies either upon the election of a Borrower or if the Administrative Agent notifies a Borrower that the relevant Fair Market Value is below the Fair Market Value required under Section 13.8(g) less any additional cash security previously provided under this Section 16 (the “Net Loan Amount”).

16.3 Provision of additional security; prepayment. If the Administrative Agent serves a notice on the Borrowers, or a Borrower otherwise elects under Section 16.2, the Borrowers shall, within ten (10) days after the date on which the Administrative Agent’s notice is served or if a Borrower has elected, within ten (10) days after the date on which the Administrative Agent has received notice thereof, either:

(a) provide, or procure that a third party provides, in favor of the Security Agent cash security (or other security acceptable to all the Lenders) at least equal to the shortfall and which is documented in such terms as the Administrative Agent may require; or

(b) prepay such part (at least) of the Loan as will eliminate the shortfall.

16.4 Vessel Fair Market Value. The Fair Market Value of the Collateral Vessels at any date will be the amount set forth in the most recent certificate delivered pursuant to Section 16.1 to the extent based on the valuation reports of the applicable Approved Brokers or, if the Borrowers shall fail to deliver such certificate as required pursuant to Section 16.1, then on the basis of appraisals obtained by the Administrative Agent, at the Borrowers’ cost, from the Approved Brokers in accordance with the Fair Market Value definition set forth in Section 13.8.

16.5 Provision of information. The Borrowers shall promptly provide the Administrative Agent and any broker acting under Section 13.8(g) with any information which the Administrative Agent or the broker may reasonably request for the purposes of the valuation; and, if the Borrowers fail to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which the broker or the Administrative Agent considers, in good faith, to be prudent.

16.6 Application of prepayment provisions. The provisions of Sections 8.13, 8.14, 8.15, 8.16 and 8.17 shall apply in relation to any prepayment pursuant to Section 16.3.

16.7 Release of additional security. If the Fair Market Value exceeds the required percentage of the Net Loan Amount, the Administrative Agent (if requested to do so by the Borrowers) shall instruct the Security Agent to, and the Security Agent shall, promptly release an amount of any additional cash security previously provided under this Section 16 equal to the excess provided no Default or Event of Default has occurred and is continuing.

17	PAYMENTS AND CALCULATIONS

17.1 Currency and method of payments. All payments to be made by the Lenders or by the Borrowers or the Guarantor under a Finance Document shall be made to the Administrative Agent or to the Security Agent, in the case of an amount payable to it:

(a) by not later than 11.00 a.m. (New York City time) on the due date;

(b) in immediately available same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Administrative Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(c) in the case of an amount payable by a Lender to the Administrative Agent or by the Borrowers to the Administrative Agent or any Lender, to the account of the Administrative Agent at BNY MELLON, New York SWIFT IRVTUS3N for DNB Bank ASA, New York Branch, SWIFT DNBAUS33 (Account: [—], PACIFIC SHARAV S.ÀR.L, Account No. [—] PACIFIC DRILLING VII LIMITED under reference “Attention: Bill Trivedi”), or to such other account with such other bank as the Administrative Agent may from time to time notify to the Borrowers and the other Finance Parties; and

(d) in the case of an amount payable to the Security Agent, to such account as it may from time to time notify to the Borrowers and the other Finance Parties.

17.2 Payment on non-Business Day. If any payment by the Obligors under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a) the due date shall be extended to the next succeeding Business Day; or

(b) if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day;

and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

17.3 Basis for calculation of periodic payments. All interest and commitment fee and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a three hundred sixty (360) day year, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Administrative Agent, or when so provided specifically herein by a Lender, of an interest rate or other amount hereunder shall be conclusive and binding for all purposes, absent manifest error.

17.4 Distribution of payments to Finance Parties. Subject to Sections 17.5, 17.6 and 17.7:

(a) any amount received by the Administrative Agent under a Finance Document for distribution or remittance to a Lender or the Security Agent shall be made available by the Administrative Agent to that Lender or, as the case may be, the Security Agent by payment, with funds having the same value as the funds received, to such account as that Lender or the Security Agent may have notified to the Administrative Agent not less than three (3) Business Days previously; and

(b) amounts to be applied in satisfying amounts of a particular category which are due to the Lenders generally shall be distributed by the Administrative Agent to each Lender pro rata to the amount in that category which is due to it.

17.5 Permitted deductions by Agent. Notwithstanding any other provision of this Agreement or any other Finance Document, the Administrative Agent may, before making an amount available to a Lender, deduct and withhold from that amount any sum which is then due and payable to the Administrative Agent from that Lender under any Finance Document or any sum which the Administrative Agent is then entitled under any Finance Document to require that Lender to pay on demand.

17.6 Agent only obliged to pay when monies received. Notwithstanding any other provision of this Agreement or any other Finance Document, the Administrative Agent shall not be obliged to make available to the Borrowers or any Lender any sum which the Administrative Agent is expecting to receive for remittance or distribution to the Borrowers or that Lender until the Administrative Agent has satisfied itself that it has received that sum.

17.7 Refund to Agent of monies not received. If and to the extent that the Administrative Agent makes available a sum to the Borrowers or a Lender, without first having received that sum, the Obligors or (as the case may be) the Lender concerned shall, on demand:

(a) refund the sum in full to the Administrative Agent; and

(b) pay to the Administrative Agent the amount (as certified by the Administrative Agent) which will indemnify the Administrative Agent against any funding or other loss, liability or expense incurred by the Administrative Agent as a result of making the sum available before receiving it.

17.8 Agent may assume receipt. Section 17.7 shall not affect any claim which the Administrative Agent has under the law of restitution, and applies irrespective of whether the Administrative Agent had any form of notice that it had not received the sum which it made available.

17.9 Finance Party accounts. Each Finance Party shall maintain accounts showing the amounts owing to it by the Obligors under the Finance Documents and all payments in respect of those amounts made by the Obligors.

17.10 Accounts prima facie evidence. If any accounts maintained under Sections 17.9 show an amount to be owing by the Obligors to a Finance Party, those accounts shall be prima facie evidence that that amount is owing to that Finance Party.

17.11 Evidence of amounts claimed. Any certificate or determination of the Administrative Agent, the Security Agent or any Lender as to any rate of interest or any other amount payable to it pursuant to and for the purposes of any of the Finance Documents shall substantiate in reasonably sufficient detail the interest or other amount concerned and, subject thereto, shall, in the absence of manifest error, be conclusive and binding on the Borrowers and (in the case of a certificate or determination of the Administrative Agent or the Security Agent) on the other Finance Parties. The Administrative Agent or, as the case may be, the other Finance Party concerned shall, promptly upon the request of the Borrowers, send to the Borrowers such details as may reasonably be required by the Borrowers setting out the manner in which any rate or amount has been determined, together with such documents and calculations as may reasonably be required by the Borrowers in order to verify the same.

18	APPLICATION OF RECEIPTS

18.1 Order of application. Following an Event of Default, all moneys and proceeds of any enforcement and any sums which are received or recovered by any Finance Party under or by virtue of any Finance Document shall be applied:

(a) FIRST: in or towards satisfaction of any amounts then due and payable under any Finance Document in the following order (and in relation to any payments under paragraphs (iii), (iv) or (v) below, pro rata between the GIEK Facility Lender and the Commercial Facility Lenders and the Hedging Banks by reference to the amounts owing to them under the GIEK Facility Loan, the Commercial Facility Loan and the Hedging Agreements, respectively):

(i) first, in or towards satisfaction of all amounts (including, without limitation, any costs and expenses) then due and payable by the Obligors to the Administrative Agent and the Security Agent under any Finance Document;

(ii) secondly, in or towards satisfaction of all amounts (including, without limitation, any costs and expenses and any sums payable by the Borrowers under Section 21) then due and payable by the Obligors under the Finance Documents other than those amounts referred to at paragraphs (i), (iii), (iv) and (v);

(iii) thirdly, in or towards satisfaction of any and all amounts of default interest payable by the Borrowers under this Agreement other than those amounts referred to at paragraph (i);

(iv) fourthly, in or towards satisfaction pro rata of any and all amounts of interest payable by the Borrowers under this Agreement and sums payable by the Borrowers under Sections 23 and 25 other than those amounts referred to at paragraph (i); and

(v) fifthly, in or towards repayment of the outstanding principal of the Loan and all amounts due and payable by the Borrowers under the Hedging Agreements;

(b) SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document but which the Administrative Agent, by notice to the Obligors and the other Finance Parties, states in its reasonable opinion will or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the provisions of Section 18.1(a); and

(c) THIRDLY: any surplus shall be paid to the Borrowers or to any other Person appearing to be entitled to it.

19	EARNINGS ACCOUNTS; GROUP CORPORATE ACCOUNTS

19.1 Earnings Accounts. Each Borrower and if applicable, each Internal Charterer, shall open and maintain for the duration of this Agreement an Earnings Account in its name with the Account Bank and shall procure that all bank accounts of the Obligors relating to the Collateral Vessels (excluding any Guarantor accounts not directly related to the Collateral Vessels) shall be maintained with the Account Bank. The Earnings Accounts shall be further governed by the Assignment of Accounts and the Account Control Agreements.

19.2 Payment of Earnings. The Borrowers shall ensure that, throughout the Security Period, all Earnings are paid to the Earnings Account.

19.3 Group Corporate Accounts. The Group shall also maintain the Group Corporate Accounts described in Section 13.8(f).

19.4 Accounts. The Borrowers shall use commercially reasonable efforts to ensure no Earnings are paid to any Person other than the relevant Borrower or Internal Charterer or credited to any account other than the Earnings Accounts of the relevant Borrower or Internal Charterer. No Earnings shall be credited to any account held by the Guarantor, unless the Guarantor shall have opened and maintained for the duration of this Agreement an Earnings Account in its name with the Account Bank subject to an Assignment of Accounts and an Account Control Agreement; provided that for the avoidance of doubt, so long as no Event of Default has occurred and is continuing, the Borrowers may distribute any Earnings to other members of the Group, including the Guarantor, following receipt of such Earnings in an Earnings Account.

20	EVENTS OF DEFAULT

20.1 Events of Default. An Event of Default occurs if any of the following events shall occur and be continuing:

(a) any Obligor does not pay within three (3) Business Days of the due date any amount payable by it under any Finance Document at the place and in the currency in which it is expressed to be payable or, in the case of amounts due on demand, within seven (7) Business Days of receipt of the relevant demand; or

(b) any representation or warranty made or repeated by any Obligor in any Finance Document or in any certificate, statement or opinion delivered by or on behalf of any Obligor thereunder or in connection therewith is incorrect in a material respect when made or repeated; or

(c) any Obligor, Approved Manager, Internal Charterer or the Pledgor fails to comply with, perform or observe any other term, covenant, agreement or provision of any Finance Document, and such failure is capable of being cured but continues unremedied for a period of thirty (30) days from the earlier of (A) receipt by the Obligor of written notice thereof from the Administrative Agent and (B) the date such Obligor first becomes aware (actually or constructively) of such failure; or

(d) the Borrowers shall fail to comply with Section 14.2 of this Agreement respecting the Insurance requirements set forth therein; or

(e) at any time:

(i) any Indebtedness of any Obligor or any of its Subsidiaries (other than intra-Group Indebtedness) is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described);

(ii) any creditor of any Obligor or any of its Subsidiaries (other than for intra-Group Indebtedness) becomes entitled to declare any Indebtedness of such Obligor due and payable prior to its specified maturity as a result of an event of default (however described) resulting from (i) the failure by such Obligor or Subsidiary to make a payment when due nor within any originally applicable grace period or (ii) the breach of any financial ratio covenant (other than covenants based on a calculation of net worth or fair market value); or

(iii) any amount is demanded of, but not paid when due and remains unpaid by, any Obligor or any of its Subsidiaries under any guarantee in respect of Indebtedness (other than intra-Group Indebtedness and Indebtedness referred to in paragraphs (e)(i) through (ii) above);

No Event of Default shall occur under this Section 20.1(e) if the aggregate amount of Indebtedness falling within paragraphs (i) to (iii) is less than $25,000,000 singly or in the aggregate (or the equivalent thereof in another currency or currencies), or;

(f) (i) any Obligor shall commence any case, proceeding or other action without the prior written consent of the Majority Lenders (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or any Obligor shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Obligor any case, proceeding or other action of a nature referred to in Section (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) there shall be commenced against any Obligor Subsidiary any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof; or (iv) any Obligor shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section (i), (ii) or (iii) above; (v) any Obligor shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or (vi) any Obligor shall not be Solvent; or

(g) anything analogous to or having a substantially similar effect to any of the events specified in paragraph (f) of this Section 20.1 shall occur in relation to an Obligor or its Subsidiaries under the laws of any applicable jurisdiction; or

(h) any dissolution, termination or cessation of the business of any Obligor, any Subsidiary of a Borrower, any Approved Manager, any Internal Charterer or the Pledgor; or

(i) at any time it becomes unlawful or impossible for any Finance Party to exercise any of its respective material rights under any of the Finance Documents and (unless in the reasonable opinion of the Administrative Agent any such impossibility or unlawfulness is incapable of rectification or remedy) the Borrowers or the relevant Obligor (with due cooperation from each Finance Party) shall have failed to procure within five (5) days of notice from the Administrative Agent to do so that the foregoing is no longer impossible or unlawful; or

(j) at any time after the relevant Delivery Date, any Ship Mortgage is not or ceases to be legal and valid perfected security over the applicable Collateral Vessel with first priority or the Security Interest created by or granted under any other Security Document, or intended to be granted or created thereby, is not or shall fail or cease to constitute a valid, fully perfected and enforceable first priority security interest, subject to no prior Security Interest (other than Permitted Security Interests) in any Collateral; or

(k) any part of the Guarantor’s or the Borrowers’, business or assets is destroyed, abandoned, seized, appropriated or forfeited for any reason provided, in the reasonable opinion of the Administrative Agent, that such occurrence is likely to have a Material Adverse Effect; or

(l) there shall occur and be continuing an “Event of Default” as defined in any Ship Mortgage; or

(m) A change in law, rule or regulation shall have occurred that makes it unlawful or impossible for any Obligor, Approved Manager or Internal Charterer or the Pledgor to perform or observe any of its respective obligations under any Transaction Document; or

(n) a Material Litigation shall have occurred and be continuing (for purposes of this Section 20.1(n), “Material Litigation” means any legal proceedings against any Obligor or its Subsidiary that (x) is respecting a claim that is not covered by insurance, (y) has a reasonable possibility of adverse determination, and (z) if adversely determined, is reasonably likely to result in a Material Adverse Effect); or

(o) an Environmental Action that has, or may reasonably be expected to have, a Material Adverse Effect shall have occurred and is continuing unabated for forty-five (45) days following Borrowers’ discovery or knowledge (whether actual or constructive) of the Environmental Action; or

(p) any Obligor or any of its Subsidiaries shall fail to satisfy within sixty (60) days after the later of (y) entry thereof and (z) the termination of the most recent stay, final judgment rendered against such Obligor or such Subsidiary by any court of competent jurisdiction where the judgment represent an uninsured loss in excess of $25,000,000, singly or in the aggregate (or the equivalent thereof in another currency or currencies); or

(q) any Transaction Document shall cease to be in full force and effect (other than in accordance with its terms), or shall be determined by any court to be void, voidable or unenforceable, or any Obligor, Approved Manager or Internal Charterer or the Pledgor shall rescind, revoke or repudiate or threaten to repudiate any of its obligations under any Transaction Document; or

(r) any Construction Contract shall cease to be in full force and effect (other than in accordance with its terms), or shall be determined by any court to be void, voidable or unenforceable, or any party to any Satisfactory Drilling Contract or Construction Contract shall rescind, revoke or repudiate any of its obligations under any such Satisfactory Drilling Contract or Construction Contract; or

(s) an ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect.

20.2 Actions following an Event of Default. On, or at any time after, the occurrence of an Event of Default which is continuing:

(a) If such event is an Event of Default specified in clause (f) or (g) above, automatically the Commitments shall terminate and all other obligations of each Lender to the Borrowers under this Agreement are terminated, and the Loan, all accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand;

(b) the Administrative Agent, if so instructed by the Majority Lenders, shall:

(i) serve on the Borrowers a notice stating that the Commitments and all other obligations of each Lender to the Borrowers under this Agreement are terminated; and/or

(ii) serve on the Borrowers a notice stating that the Loan, all accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii) take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii), the Administrative Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or

(c) the Security Agent, if so instructed by the Administrative Agent (who shall give such instructions if instructed to do so by the Majority Lenders), shall take any action which, as a result of the Event of Default or any notice served under paragraph (b) (i) or (ii), the Security Agent, is entitled to take under any Finance Document or any applicable law. Except as expressly provided above in this Section 20, presentment, demand, protest and all other notices of any kind are hereby expressly waived.

20.3 Termination of Commitments. On the service of a notice under Section 20.2(b)(i), the Commitments and all other obligations of each Lender to the Borrowers under this Agreement shall terminate.

20.4 Acceleration of Loan. On the service of a notice under Section 20.2(b)(ii), the Loan, all accrued interest and all other amounts accrued or owing from any Obligor under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

20.5 Multiple notices; action without notice. The Administrative Agent may serve notices under Sections 20.2(b)(i) or (ii) simultaneously or on different dates and it and/or the Security Agent may take any action referred to in Section 20.2 if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

20.6 Notification of Finance Parties and Obligor. The Administrative Agent shall send to GIEK, each Lender, the Security Agent and each Obligor a copy or the text of any notice which the Administrative Agent serves on the Borrowers under Section 20.2; but the notice shall become effective when it is served on the Borrowers, and no failure or delay by the Administrative Agent to send a copy or the text of the notice to any other Person shall invalidate the notice or provide any Obligor with any form of claim or defense.

20.7 Lender’s rights unimpaired. Nothing in this Section 20 shall be taken to impair or restrict the exercise of any right given to individual Lenders under a Finance Document or the general law; and, in particular, this Section is without prejudice to Section 3.2.

20.8 Exclusion of Finance Party liability. No Finance Party, and no receiver, manager or delegate appointed by the Security Agent, shall have any liability to any Obligor:

(a) for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b) as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realized from any asset comprised in such a Security Interest or for-any reduction (however caused) in the value of such an asset;

except that this does not exempt a Finance Party or a receiver, manager or delegate from liability for losses shown to have been directly and mainly caused by the gross negligence or the willful misconduct of such Finance Party’s own officers and employees or (as the case may be) such receiver’s, manager’s or delegate’s own partners or employees.

In no event shall any Finance Party be liable on any theory of liability for any special, indirect, consequential or punitive damages and each Obligor hereby waives, releases and agrees not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

21	FEES AND EXPENSES

21.1 Arrangement, commitment, agency fees. The Borrowers shall pay to the Administrative Agent:

(a) for the account of the Commercial Facility Lenders, a commitment fee (the “Commercial Facility Commitment Fee”) equal to 40% per annum of the Commercial Facility Loan Margin, which shall accrue from the Signing Date until the end of the Availability Period. Such fees shall be calculated on the unutilized Commercial Facility Loan Commitment of each Commercial Facility Lender and shall be due and payable to the Administrative Agent, quarterly in arrears, which the Administrative Agent shall distribute among the Commercial Facility Lenders, upon receipt;

(b) for the account of the GIEK Facility Lender, a commitment fee (the “GIEK Facility Commitment Fee”) equal to 40% per annum of the GIEK Facility Loan Margin, which shall accrue from the Signing Date until the end of the Availability Period. Such fee shall be calculated on the unutilized GIEK Facility Loan Commitment and shall be due and payable to the Administrative Agent quarterly in arrears, which the Administrative Agent shall transfer to the GIEK Facility Lender upon receipt;

(c) for the account of GIEK, a commitment fee (the “GIEK Commitment Fee”) equal to 40% per annum of the GIEK Facility Premium, which shall accrue from the Signing Date until the end of the Availability Period. Such fee shall be due and payable to the Administrative Agent, on the Signing Date, and quarterly in arrears thereafter until termination of this Agreement, which the Administrative Agent shall transfer to the GIEK upon receipt;

(d) on the date of the initial Advance in such amounts and on each anniversary thereof during the Security Period, a non-refundable annual agency fee payable to the Administrative Agent in an amount it agrees with the Borrowers annually;

(e) a non-refundable flat participation fee (the “Commercial Facility Participation Fee”), which fee is deemed earned on the Signing Date, and is due and payable to the Commercial Facility Lenders, thirty (30) days after the Signing Date or, if earlier, on the date of the initial Advance in such amounts and shares as has been agreed in the Fee Letter with PDSA, Citibank and DNB;

(f) a non-refundable participation fee (the “GIEK Participation Fee”) equal to 1.25% of the GIEK Facility Loan Commitment, which is due and payable to GIEK on the date of payment of the participation fee due to the Commercial Facility Lenders according to sub-clause (e) above;

(g) for the account of GIEK and for transfer by the Administrative Agent to the GIEK Account (marked with the guarantee number), a guarantee fee (the “GIEK Facility Premium”) payable on the date of each principal installment to be paid pursuant to Section 8.1 at the rate of 2.00% per annum calculated on the GIEK Facility Loan for the period of the issue of each GIEK Guarantee until its expiry date;

(h) the Arrangement and Structuring Fee in such amounts and shares as has been agreed in the Fee Letter with PDSA, Citibank and DNB; and

(i) in the event that after the Signing Date, the Commercial Facility Loan Margin is increased or the definition of LIBOR is changed in a manner that increases the amount of interest payable on the Commercial Loan, then automatically, the GIEK Facility Premium shall be increased in a proportionate amount by reference to the amount of such premium as of the Signing Date.

21.2 Costs of negotiation, preparation etc. The Borrowers shall pay to the Administrative Agent and the Mandated Lead Arrangers on their demand the amount of all reasonable documented out-of-pocket expenses (including legal fees) incurred by the Administrative Agent, the Security Agent, GIEK and the GIEK Facility Lender in connection with the negotiation, preparation, execution, syndication or registration of any Finance Document, any Transaction Document or any related document or with any transaction contemplated by a Finance Document or a related document (subject to any cap separately agreed in respect thereof), including any Finance Document executed after the date of this Agreement.

21.3 Costs of variations, amendments, enforcement etc. The Borrowers shall pay to the Administrative Agent, on the Administrative Agent’s demand, for the account of the Finance Party concerned:

(a) the amount of all reasonable, documented, out-of-pocket expenses incurred by the Administrative Agent and the Security Agent in connection with any amendment or supplement to a Finance Document, or any proposal for such an amendment to be made;

(b) the amount of all reasonable, documented, out-of-pocket expenses incurred by the Administrative Agent and the Security Agent in connection with any consent or waiver by the Administrative Agent, the Security Agent, the Lenders or the Majority Lenders under or in connection with a Finance Document, or any request for such a consent or waiver; or

(c) the amount of all expenses incurred by any Finance Party in connection with any step taken by the Finance Party to protect, exercise or enforce any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (c) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

21.4 Extraordinary management time. If an Event of Default or Default shall have occurred or if the Security Agent finds it expedient or necessary or is requested by the Borrowers to undertake duties which the Borrowers agree to be of an exceptional nature or which are otherwise outside the scope of the Security Agent’s normal duties, the Borrowers will pay such additional remuneration as the Security Agent and Borrowers may agree, or failing agreement as determined by an investment bank (acting as an expert) selected by the Security Agent and approved by the Borrowers. The expense involved in such nomination and such investment bank’s fee will be borne by the Borrowers. The determination of such investment bank will be conclusive and binding on the Security Agent and the Borrowers.

21.5 Defaulting Lender’s Fees. Anything herein to the contrary notwithstanding, during such period as a Lender is a Defaulting Lender, such Defaulting Lender will not be entitled to any fees accruing during such period pursuant to Section 21.1 (without prejudice to the rights of the Non-Defaulting Lenders in respect of such fees).

22	INDEMNITIES

22.1 Indemnities regarding borrowing and repayment of Loan. The Borrowers shall fully indemnify the Administrative Agent and each Lender on the Administrative Agent’s demand and the Security Agent on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by that Finance Party, or which that Finance Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a) any Advance not being borrowed on the date specified in the Drawdown Notice for it for any reason other than a default by the Lender claiming the indemnity;

(b) any failure (for whatever reason) by the Borrowers to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrowers on the amount concerned under Section 7);

(c) any breach of representation and warranty set forth in Section 11.11; or

(d) the occurrence and/or continuance of an Event of Default or a Default and/or the acceleration of repayment of the Loan under Section 20.

22.2 Environmental indemnity. The Borrowers shall fully indemnify each Finance Party severally on their respective demands in respect of all claims, expenses, liabilities and losses which may be made or brought against or incurred by a Finance Party, in any country, under or in connection with any law relating to safety at sea, the ISM Code, the ISPS Code or any Environmental Law other than claims, expenses, liabilities and losses which are shown to have been caused by the gross negligence or willful misconduct of the officers or employees of the Finance Party concerned.

22.3 General Indemnity. Without limitation of the foregoing provisions of this Section 22, the Borrowers agree to indemnify, defend and save and hold harmless the Administrative Agent, the Security Agent, each Lender and each other Finance Party and each of their Affiliates and their respective officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) the transaction contemplated by the Pertinent Documents (the “Transaction”), the Loan, the actual or proposed use of the proceeds of the Advances, the Transaction Documents or any of the transactions contemplated thereby, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct, (ii) the actual or alleged presence of Hazardous Materials on any real property of any Obligor or any of its Subsidiaries or any Environmental

Action relating in any way to any Obligor or any of its Subsidiaries, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct or (iii) the investigation by the Administrative Agent of any event which the Administrative Agent reasonably believes is an Event of Default or Default or, actions taken by the Administrative Agent acting or relying on any notice, request or instruction which the Administrative Agent reasonably believes to be genuine, correct and appropriately authorized. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 22 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Obligor, its directors, shareholders or creditors or an Indemnified Party or any other Person, whether or not any Indemnified Party is otherwise a party thereto. Each Borrower also agrees and will ensure that neither it nor any of its Subsidiaries will assert any claim against the Administrative Agent, the Security Agent, any Lender, any other Finance Party or any of their Affiliates, or any of their respective officers, directors, employees, agents and advisors, on any theory of liability, for special, indirect, consequential or punitive damages arising out of or otherwise relating to the Facilities, the actual or proposed use of the proceeds of the Advances, the Transaction Documents or any of the transactions contemplated by the Pertinent Documents. This Section 22.3 shall not apply with respect to Taxes, which shall be governed solely by Section 23.

22.4 Currency indemnity. If any sum due from any Obligor to a Finance Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a) making or lodging any claim or proof against any Obligor, whether in its liquidation, any arrangement involving it or otherwise; or

(b) obtaining an order or judgment from any court or other tribunal; or

(c) enforcing any such order or judgment;

the Borrowers shall indemnify the Finance Party concerned against the loss arising when the amount of the payment actually received by that Finance Party is converted at the available rate of exchange into the Contractual Currency.

In this Section 22.4, the “available rate of exchange” means the rate at which the Finance Party concerned is able at the opening of business (London time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

This Section 22.4 creates a separate liability of the Borrowers which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

22.5 Sums deemed due to a Lender. For the purposes of this Section 22, a sum payable by the Borrowers to the Administrative Agent or the Security Agent for distribution to a Lender shall be treated as a sum due to that Lender.

23	NO SET-OFF OR WITHHOLDING; TAX INDEMNITIES

23.1 All amounts payable by or on account of any obligation of any Obligor under the Finance Documents shall be paid without set-off or counterclaim and free and clear of, and without deduction or withholding on account of, any Taxes, monetary transfer fees or other charges or withholdings of any nature, except to the extent that deduction or withholding of any Tax is required by law, in which event the Obligor:

(a) shall notify the Administrative Agent of such requirement;

(b) shall make such deduction or withholding;

(c) except to the extent that the Tax required to be deducted or withheld is a Tax described in Section 23.4, shall pay such additional amount as is necessary so that the Finance Party to whom (or for whose account) such amount is payable receives, after such deduction or withholding (including any deduction or withholding with respect to such additional amount, except to the extent that the Tax required to be deducted or withheld from such additional amount is a Tax described in Section 23.4, an amount equal to the amount that it would have received if such deduction or withholding had not been made;

(d) shall pay the full amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable law; and

(e) shall deliver to the Administrative Agent promptly after making such payment an original receipt (or certified copy thereof) or other evidence satisfactory to the affected Finance Party evidencing payment of the Tax to the appropriate Taxing Authority.

23.2 The Borrowers shall pay when due all recording, registration, filing, stamp, court, documentary, intangible, transfer and other similar Taxes imposed on or with respect to any Finance Document (other than any such Taxes imposed as a result of (a) a Lender’s transfer of its rights and obligations under this Agreement to a Transferee Lender, (b) a Lender’s change in its Lending Office or (c) any voluntary registration by a Lender of any Finance Document, in the case of clauses (a) and (b) above other than a transfer or change that occurs at the request of an Obligor or pursuant to Section 23.10, 24.5 or 25.8 or while an Event of Default is continuing) and shall, on the Administrative Agent’s demand, fully indemnify each Finance Party against any costs, claims, expenses, liabilities and losses resulting from any failure or delay by the Borrowers to pay any such Tax.

23.3 Except as provided in Section 23.4, the Borrowers shall pay when due, and shall indemnify each Finance Party within ten (10) days after written demand for, all Taxes paid or incurred by, or asserted against, any Finance Party arising from or with respect to or otherwise relating to any Finance Document or any of the transactions pursuant to or contemplated in, or permitted by, the Finance Documents or any payment by or on account of any obligation of any Obligor under any Finance Document and any reasonable expenses arising therefrom or with respect thereto. A certificate of any Finance Party setting forth an amount or amounts payable by any Obligor under this Section 23 shall be prima facie evidence thereof absent manifest error.

23.4 The Borrowers shall have no obligation to pay additional amounts under Section 23.1 or to indemnify any Finance Party under Section 23.3 for any of the following Taxes:

(a) Taxes imposed on or calculated by reference to the net income, profits or gain (however denominated), franchise Taxes, branch profits Taxes and net wealth Taxes imposed:

(i) under the law of the jurisdiction (or any political subdivision thereof) in which such Finance Party is incorporated or, if different, a jurisdiction (or any political subdivision thereof) in which such Finance Party is treated as resident for tax purposes or otherwise has a present or former connection (other than solely by reason of such Finance Party’s having executed, delivered, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, enforced or sold or assigned an interest in any Advance or any Finance Document); or

(ii) under the law of the jurisdiction in which such Finance Party’s Lending Office is located in respect of amounts received or receivable in such jurisdiction; or

(b) any withholding Tax that would not be required to be deducted or withheld but for a breach by such Finance Party of its obligations under Section 23.7;

(c) in the case of a Transferee Lender, any Tax to the extent excluded from the Borrowers’ indemnity obligations by the last sentence of Section 29.2; and

(d) in the case of a Lender that changes its Lending Office, any Tax to the extent excluded from the Borrowers’ indemnity obligations by the next-to last sentence of Section 29.14.

23.5 (a) All amounts expressed to be payable by any Obligor under any Finance Document to a Finance Party are exclusive of VAT. If any VAT is chargeable on any supply made by any Finance Party to any Obligor in connection with a Finance Document and such Finance Party is required to account to the relevant Taxing Authority for the VAT, that Obligor shall pay to the Finance Party concerned (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

(b) If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i) (where the Supplier is the person required to account to the relevant Taxing Authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT, and the Recipient must promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant Taxing Authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii) (where the Recipient is the person required to account to the relevant Tax Authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant Taxing Authority in respect of that VAT.

(c) Where a Finance Document requires any Obligor to reimburse a Finance Party for any costs or expenses, that Obligor shall also at the same time pay and indemnify the Finance Party concerned against all VAT incurred by the Finance Party concerned in respect of the costs or expenses, except to the extent that such Finance Party determines in good faith that it is entitled to a tax credit with respect to, or a refund of, such VAT from the relevant Taxing Authority.

(d) Any reference in this Section 23.5 to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the relevant legislation of any jurisdiction having implemented Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112)).

23.6 Without prejudice to the survival of any other agreement or obligation of any Obligor under the Finance Documents, the agreements and obligations of the Obligors contained in Section 22 and this Section 23 shall survive the termination of this Agreement and the payment in full of principal and interest under this Agreement.

23.7 Each Finance Party will deliver to any Obligor, after receipt of the Obligor’s reasonable written request, any certificate or other document regarding such Finance Party’s domicile, tax residence or connection (or absence of a connection) with a jurisdiction imposing a withholding Tax and required by the law of such jurisdiction as a condition to exemption from or reduction of such withholding Tax, provided that (i) the Obligor gives such Finance Party a copy of any prescribed or recommended form of, and instructions for completion of, such document, in each case in English, (ii) such Finance Party is eligible to provide such document without any liability, loss, cost, expense or adverse consequence to it, and (iii) in the case of a document that must be executed or endorsed or authenticated by a Government Entity, any failure of such Finance Party to receive such document from the Government Entity within a reasonable time shall not be deemed to be a failure to provide such document so long as such Finance Party is using commercially reasonable efforts to obtain such document.

23.8 If any Finance Party determines, in its sole discretion, exercised in good faith, that it has received a refund of, or a reduction in its current liability for a Tax described in Section 23.4(a) by reason of a tax credit for, any Tax for which any Obligor has paid an indemnity to such Finance Party pursuant to this Section 23 or for which any Obligor has paid such Finance Party an additional amount pursuant to Section 23.1(c), then except to the extent that such refund or tax credit was previously taken into account to compute the amount of any indemnity or additional amount payable by any Obligor under this Section 23, such Finance Party shall pay to such Obligor an amount equal to such refund or tax credit (but only to the extent of the indemnity payment or additional amount previously paid by the Obligor to such Finance Party under this Section 23 with respect to such indemnified Tax), net of all reasonable, documented out-of-pocket expenses of such Finance Party, and without interest (other than any interest received from the relevant Government Entity or other Taxing Authority with respect to such refund); provided, however, that:

(a) in no event will such Finance Party be required to pay any amount to an Obligor pursuant to this Section 23.8 the payment of which would place such Finance Party in a less favorable net after-Tax position than such Finance Party would have been in if the Tax for which the indemnity or additional amount was paid had not been incurred or withheld;

(b) if at such time an Event of Default shall have occurred and be continuing or the Obligors shall not have paid all amounts then due and payable under the Finance Documents, such Finance Party shall have no obligation to pay such amount to such Obligor unless and until no Event of Default exists and the Obligors have paid all amounts then due and payable under the Finance Documents; and

(c) the Obligor, upon the request of such Finance Party, accompanied by a written explanation setting forth in reasonable detail the basis therefor, shall repay such amount (plus any penalties, interest or other charges imposed by the relevant Government Entity or other Taxing Authority) to the Finance Party in the event the Finance Party is required to repay such refund or credit to such Government Entity or Taxing Authority.

23.9 FATCA.

(a) Without prejudice to the rights of the Finance Parties under Section 23, the Borrowers, the Guarantor and each Finance Party agree to treat this Agreement as a “grandfathered obligation” within the meaning of Treasury Regulations Section 1.1471-2(b)(2) unless otherwise required (i) by a Change in Law, (ii) as a result of a “material modification” (as that term is used in Treasury Regulations Section 1.1471-2(b)(2)(iii)) to the Agreement, or (iii) pursuant to a final determination, within the meaning of Section 1313 of the Code.

(b) If a payment made by a Borrower or a Guarantor to a Finance Party under this Agreement or any other Finance Document could reasonably be expected to become subject to U.S. federal withholding Tax imposed by FATCA or in any other circumstances information is required under FATCA with respect to this Agreement, including any obligations imposed on such Person pursuant to an applicable agreement between the United States and a relevant jurisdiction, the Borrowers, the Guarantor and each Finance Party shall use commercially reasonable efforts to provide such assistance as is reasonably requested by the Administrative Agent or such other Finance Party to obtain such information and documentation as may be required at such time to evidence that such Person has complied with its obligations under FATCA, including any obligations imposed on such Person pursuant to an applicable agreement between the United States and a relevant jurisdiction. In addition, the Borrowers, Guarantor and each Finance Party agree that if this Agreement becomes, or could reasonably be expected to become, subject to FATCA, each such Person will enter into negotiations in good faith with a view to agreeing to such amendments to this Agreement as are consistent with then current market practice relating to FATCA.

(c) For purposes of this Section 23.9, (i) “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty or interpretation thereof by a Governmental Entity or (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Entity, and (ii) “FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

23.10 Mitigation. If circumstances arise which would result in liability to the Obligors to a Lender under this Section 23 then, if requested by an Obligor in writing and without in any way limiting the rights of the applicable Lender under this Section 23, the applicable Lender shall use reasonable endeavors to transfer its obligations, liabilities and rights under this Agreement and the Finance Documents to another office or financial institution not affected by the circumstances but the applicable Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(a) have an adverse effect on its business, operations or financial condition; or

(b) involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or

(c) involve it in any non-de-minimis expense (unless indemnified to its satisfaction) or subject it to any non-de-minimis Taxes (unless indemnified to its satisfaction).

24	ILLEGALITY, ETC

24.1 Illegality. This Section 24.1 applies if it has become, or will with effect from a specified date, become unlawful or prohibited as a result of the introduction after the date of this Agreement of a new law or regulation, an amendment after the date of this Agreement to an existing law or regulation or a change after the date of this Agreement in the manner in which an existing law or regulation is or will be interpreted or applied by a court of competent jurisdiction for a Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement and that Lender (the “Notifying Lender”) notifies the Administrative Agent that such is the case.

24.2 Notification of illegality. The Administrative Agent shall promptly notify the Obligors, the Security Agent and the other Lenders of the notice under Section 24.1 which the Administrative Agent receives from the Notifying Lender.

24.3 Prepayment; Alternative Interest Rate. Following the Administrative Agent notifying the Borrowers under Section 24.2, or, if later, on the date specified in the Notifying Lender’s notice under Section 24.1 as the date on which the notified event would become effective, the Borrowers shall have the option (a) to maintain the Notifying Lender’s Loans and pay interest thereafter based on an alternative calculation method to be reasonably determined by the Notifying Lender or (b) at any time thereafter, to prepay the Notifying Lender’s Contribution together with accrued interest thereon at the applicable rate.

24.4 Application of prepayment provisions. The provisions of Sections 8.14 and 8.17 shall apply in relation to any prepayment pursuant to Section 24.3. For the avoidance of doubt, Section 8.13 shall not apply.

24.5 Mitigation. If circumstances arise which would result in a notification under Section 24.1 then, if requested by an Obligor in writing and without in any way limiting the rights of the Notifying Lender under Section 24.3, the Notifying Lender shall use reasonable endeavors to transfer its obligations, liabilities and rights under this Agreement and the Finance Documents to another office or financial institution not affected by the circumstances but the Notifying Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(a) have an adverse effect on its business, operations or financial condition; or

(b) involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or

(c) involve it in any non-de-minimis expense (unless indemnified to its satisfaction) or subject it to any non-de-minimis Taxes (unless indemnified to its satisfaction).

25	INCREASED COSTS

25.1 Increased costs. This Section 25 applies if a Lender (the “Notifying Lender”) notifies the Administrative Agent that as a result of:

(a) the introduction or alteration after the date of this Agreement of a law or an alteration after the date of this Agreement in the manner in which a law is interpreted or applied; or

(b) complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Notifying Lender allocates capital resources to its obligations under this Agreement) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Agreement, the Notifying Lender (or a parent company of it) has incurred or will incur an “increased cost”. Such notice shall set forth the basis of computation of the increased cost in reasonable detail but need not include any matters which the Notifying Lender regards as confidential in relation to its funding arrangements.

25.2 Meaning of “increased cost”. In this Section 25 “increased cost” means, in relation to a Notifying Lender:

(a) an additional or increased cost incurred as a result of, or in connection with, the Notifying Lender having entered into, or being a party to, this Agreement or a Transfer Certificate, of funding or maintaining its Commitment or Contribution or performing its obligations under this Agreement, or of having outstanding all or any part of its Contribution or other unpaid sums;

(b) a reduction in the amount of any payment to the Notifying Lender under this Agreement or in the effective return which such a payment represents to the Notifying Lender or on its capital;

(c) an additional or increased cost of funding all or maintaining all or any of the advances comprised in a class of advances formed by or including the Notifying Lender’s Contribution or (as the case may require) the proportion of that cost attributable to the Contribution; or

(d) a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Notifying Lender under this Agreement;

but not an item attributable to a change in the rate of tax on the net income or profits or gains of the Notifying Lender (or a parent company of it) or an item covered by the indemnities for Taxes in Section 23 (or an item that would have been covered by Section 23.3 but for the application of an exclusion in Section 23.4).

For the purposes of this Section 25.2 the Notifying Lender may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class of its assets and liabilities) on such basis as it considers appropriate.

25.3 Notification to Borrower of claim for increased costs. The Administrative Agent shall promptly notify the Obligors of the notice which the Administrative Agent received from the Notifying Lender under Section 25.1.

25.4 Payment of increased costs. The Borrowers shall pay to the Administrative Agent, within ten (10) days of the Administrative Agent’s demand, for the account of the Notifying Lender the amounts which the Administrative Agent from time to time notifies the Borrowers that the Notifying Lender has specified to be necessary to compensate the Notifying Lender for the increased cost.

25.5 Notice of prepayment. If the Borrowers are not willing to continue to compensate the Notifying Lender for the increased cost under Section 25.4, the Borrowers may give the Administrative Agent not less than five (5) Business Days’ notice of its intention to prepay the Notifying Lender’s Contribution.

25.6 Prepayment; termination of Commitment. A notice under Section 25.5 shall be irrevocable; the Administrative Agent shall promptly notify the Notifying Lender of the Borrower’s notice of intended prepayment; and:

(a) on the date on which the Administrative Agent serves that notice, the Commitment of the Notifying Lender shall be cancelled; and

(b) on the date specified in its notice of intended prepayment, the Borrowers shall prepay the Notifying Lender’s Contribution, together with accrued interest thereon at the applicable rate.

25.7 Application of prepayment provisions. Sections 8.13, 8.14 and 8.17 shall apply in relation to any prepayment pursuant to this Section 25.

25.8 Mitigation. If circumstances arise which would result in a notification under Section 25.1 then, if requested by an Obligor in writing and without in any way limiting the rights of the Notifying Lender under Section 25.4, the Notifying Lender shall use reasonable endeavors to transfer its obligations, liabilities and rights under this Agreement and the Finance Documents to another office or financial institution not affected by the circumstances but the Notifying Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(a) have an adverse effect on its business, operations or financial condition; or

(b) involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or

(c) involve it in any non-de-minimis expense (unless indemnified to its satisfaction) or subject it to any non-de-minimis Taxes (unless indemnified to its satisfaction).

26	SET-OFF

26.1 Application of credit balances. Each Finance Party and its Affiliates may at any time after an Event of Default has occurred which is continuing and without prior notice:

(a) apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of an Obligor at any office in any country of that Finance Party in or towards satisfaction of any sum then due from the Obligor to that Finance Party under any of the Finance Documents; and

(b) for that purpose:

(i) break, or alter the maturity of, all or any part of a deposit of the Obligors;

(ii) convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii) enter into any other transaction or make any entry with regard to the credit balance which the Finance Party concerned considers appropriate;

provided, that in the event that any Defaulting Lender or its Affiliates exercises any such right of setoff, (x) all amounts so set off will be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 8.18 and, pending such payment, will be segregated by such Defaulting Lender or its Affiliates from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders and (y) the Defaulting Lender will provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender or its Affiliates as to which it exercised such right of set off. The rights of the Administrative Agent and each Finance Party and their respective Affiliates under this Section are in addition to other rights and remedies (including, without limitation, other rights of set off) that the Administrative Agent, such Finance Party and their respective Affiliates may have.

26.2 Existing rights unaffected. No Finance Party shall be obliged to exercise any of its rights under Section 26.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Finance Party is entitled (whether under the general law or any document).

26.3 Sums deemed due to a Lender. For the purposes of this Section 26, a sum payable by the Borrowers to the Administrative Agent or the Security Agent for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender’s proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

27	SHARING

27.1 General. This Section 27 applies if a Lender (the “Sharing Lender”) receives or recovers any sum in respect of an amount due to it from the Borrowers under any Finance Document otherwise than by distribution from the Administrative Agent in accordance with the terms of this Agreement or, in the case of the GIEK Facility Lender, from GIEK under any GIEK Guarantee.

27.2 Sharing of recoveries. Subject to Sections 27.3 and 27.4:

(a) the Sharing Lender shall forthwith pay to the Administrative Agent an amount equal to the full sum so received or recovered;

(b) as between the Borrowers and the Sharing Lender, the Borrowers shall remain indebted to the Sharing Lender under the Finance Documents in the amount paid by the Sharing Lender to the Administrative Agent as if the Sharing Lender had not received or recovered the sum mentioned above; and

(c) the Administrative Agent shall treat the amount so paid to it by the Sharing Lender as if it were a payment by the Borrowers on account of amounts due from the Borrowers under the Finance Documents for distribution to the Sharing Lender and each of the other Lenders in the proportions in which the Sharing Lender and the other Lenders would have been entitled to receive the amount had it been paid by the Borrowers to the Administrative Agent in accordance with this Agreement.

27.3 Conditional reimbursement. Any payment made by the Sharing Lender or the Administrative Agent under Section 27.2 shall (whether or not stated to be so subject) be subject to the condition that, if all or any part of the amount paid by the Sharing Lender to the Administrative Agent later has to be repaid by the Sharing Lender to the Borrowers or any other Person, whether under any insolvency law or otherwise, each of the Lenders (other than the Sharing Lender) to which the Administrative Agent distributed any part of the Sharing Lender’s payment shall repay to the Administrative Agent for remittance to the Sharing Lender the amount which the Administrative Agent distributed to that Lender, together with such amount (if any) as is necessary to reimburse the Sharing Lender the appropriate portion of any interest it was obliged to pay on the sum it repaid to the Borrowers or other Person concerned.

27.4 Exception to sharing. A Sharing Lender which has commenced or joined in any proceedings to recover sums due to it under any Finance Document and which receives or recovers an amount under a judgment in the proceedings or a settlement of them shall not have to share that amount with a Lender which has the legal right to, but does not, join in the proceedings or commence and diligently prosecute separate proceedings to recover the amounts due to it under the Finance Documents.

27.5 Notices of proceedings; receipt or recovery of amounts due. Without limiting the generality of Section 27.9, a Lender shall promptly, and in any event within five (5) Business Days, notify the Administrative Agent of:

(a) the commencement by that Lender of any proceedings which relate (wholly or in part) to any Finance Document or to any asset covered by a Security Interest created by a Finance Document;

(b) any judgment in, or settlement of, those proceedings;

(c) any other details about those proceedings which the Administrative Agent may request; and

(d) the receipt or recovery by the Lender of any sum in respect of an amount due to it by the Borrowers under any Finance Document otherwise than through a distribution by the Administrative Agent;

and the Administrative Agent will promptly pass on that information to the other Lenders and the Security Agent.

27.6 Set-off deemed to be recovery. For the purposes of this Section 27, if a Lender:

(a) extinguishes a liability which it has to the Borrowers in a certain sum; or

(b) reduces such a liability by a certain sum;

by exercising its rights under Section 26.1 (or any such other right or remedy as is referred to in Section 26.2) in respect of an amount due to the Lender by the Borrowers under a Finance Document, that Lender shall be deemed to have received that sum in respect of the amount due to it from the Borrower.

27.7 Asset transfer deemed to be recovery. If, in consideration of the transfer (by the Borrowers or any other Person) of an asset to a Lender or a Person designated by a Lender:

(a) that Lender releases a Borrower from any of its liabilities to it under a Finance Document; or

(b) that Lender undertakes (with the Borrowers or another Person) not to sue such Borrower in respect of such a liability;

the Lender shall be deemed to have received, in respect of an amount due to it from the Borrowers under this Agreement, a sum equal to the value of the asset concerned.

27.8 Valuation of assets. For the purpose of Section 27.7 the value of an asset is its open market net realizable value as determined by the Administrative Agent, and specified in a notice served by it on the Lender concerned, after consultation by the Administrative Agent with the other Lenders and such experts, if any, as the Lender may consider appropriate; and the Administrative Agent’s determination shall be conclusive absent manifest error.

27.9 Recovery from Obligor. This Section 27 also applies to sums received or recovered from an Obligor or which would be deemed to be so received if the references in Sections 27.5 and 27.6 to the Borrowers were references to an Obligor.

28	ROLE OF THE ADMINISTRATIVE AGENT

28.1 Appointment of the Administrative Agent and the Security Agent.

(a) Each other Finance Party appoints the Administrative Agent to act as its agent under and in connection with the Finance Documents. The Administrative Agent shall act as the Security Agent for and on behalf of the Lenders in connection with the Finance Documents. The Administrative Agent and the Security Agent will always be the same institution.

(b) Each other Finance Party authorizes the Administrative Agent to exercise the rights, powers, authorities and discretions specifically given to the Administrative Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions, provided, however, that the Administrative Agent will not be required to take any action or fail to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Finance Document or applicable law, including for the avoidance of doubt, any action of failure to act that may be in violation of the automatic stay under any bankruptcy or insolvency law or other law that may affect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any bankruptcy or insolvency law.

(c) Each other Finance Party hereby further designates, appoints and transfers to the Security Agent the respective rights of each other Finance Party to receive, hold, administer and enforce the Ship Mortgages covering the Collateral Vessels, or any one of them, as trustee mortgagee on behalf of the Finance Parties, and to take such action as trustee mortgagee and to exercise such powers and discretion respecting the Ship Mortgages as are delegated to a ship mortgagee under such Ship Mortgages or by applicable law, together with such powers and discretion that are reasonably incidental thereto. The Security Agent, as trustee mortgagee hereby declares that it accepts the trust hereby created for the limited purpose of holding the Ship Mortgages and exercising remedies thereunder and agrees to perform such trust for the sole use and benefit of the Finance Parties on the terms set forth herein and upon execution and delivery of each respective Ship Mortgage. In its capacity as trustee mortgagee, the Security Agent is entitled to all of the protections and indemnities of the Security Agent. The institution that serves as Administrative Agent shall also serve as Security Agent.

28.2 Duties of the Administrative Agent.

(a) The Administrative Agent shall promptly forward to a Party the original or a copy of any document or notice which is delivered to the Administrative Agent for that Party by any other Party.

(b) Except where a Finance Document specifically provides otherwise, the Administrative Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c) If the Administrative Agent receives notice from a Party referring to this Agreement, describing an Event of Default or a Default and stating that the circumstance described is an Event of Default or a Default, it shall promptly notify GIEK, the Lenders and the Security Agent.

(d) If the Administrative Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Administrative Agent) under this Agreement, it shall promptly notify the other Finance Parties.

(e) The Administrative Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(f) The Administrative Agent shall not have any duties or obligations to any Person under this Agreement or the other Finance Documents except to the extent that they are expressly set out in those documents and none of the Borrowers nor any other Obligor shall have rights as a third-party beneficiary of any of the provisions of this Section 28.

28.3 Particular duties and liability of the Administrative Agent in relation to the GIEK Facility Lender.

(a) The Administrative Agent shall act as Administrative Agent for the GIEK Facility Lender and have the following duties:

(i) to inform the Borrowers of interest, installments and other amounts due from the Borrowers to the GIEK Facility Lender, and guarantee fees due from the Borrowers to GIEK under the Finance Documents or Fee Letter;

(ii) to notify the GIEK Facility Lender and GIEK of any non-payment of any principal, interest, fees or other amount payable to the GIEK Facility Lender and/or GIEK under this Agreement;

(iii) to notify the GIEK Facility Lender and GIEK of (i) any failure by the Borrowers to deliver the documents required to be delivered under Section 11.12 (Financial Condition) and/or (ii) in the event any of the insurances required to be maintained under Section 14 (Insurance) reaches its expiry date without the relevant evidence of renewal being presented to it as Administrative Agent;

(iv) to forward to the GIEK Facility Lender the original or a copy of any document which is delivered to the Administrative Agent for the GIEK Facility Lender by the Borrowers;

(v) unless otherwise instructed by the Majority Lenders, request from the Borrowers that any non-compliance contemplated by sub-clause (ii) or (iii) above, be immediately remedied (if capable of remedy); and

(vi) to keep and hold the originals of the Security Documents.

(b) Notwithstanding Section 28.9 paragraph (a) below, and without limiting Section 28.9 paragraph (c), the Administrative Agent will not be liable to the GIEK Facility Lender for any failure to perform its duties as Administrative Agent, unless directly caused by its negligence or willful misconduct.

28.4 Structuring Banks and Affiliates. With respect to its Commitments and the Advances made by it as Lender, each Structuring Bank and the Administrative Agent shall have the same rights and powers under the Finance Documents as any other Lender and may exercise the same as though it were not a Structuring Bank or Administrative Agent. Each Structuring Bank, the Administrative Agent and their respective Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with, any Obligor, any of its Subsidiaries and any Person that may do business with or own securities of any Obligor or any such Subsidiary, all as if such institution was not a Lender or an Administrative Agent and without any duty to account therefor to the Lenders. The Structuring Bank and the Administrative Agent shall not have any duty to disclose any information obtained or received by it or any of its Affiliates relating to any Obligor or any of its Subsidiaries to the extent such information was obtained or received in any capacity other than as the Administrative Agent.

28.5 No fiduciary duties.

(a) Nothing in this Agreement constitutes the Administrative Agent or any Mandated Lead Arranger as a trustee or fiduciary of any other Person.

(b) Neither the Administrative Agent nor the Mandated Lead Arrangers shall be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

(c) Except as specifically provided in the Finance Documents, the Mandated Lead Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

28.6 Rights, discretions and obligations of the Administrative Agent.

(a) The Administrative Agent may rely on:

(i) any representation, notice or document believed by it to be genuine, correct and appropriately authorized; and

(ii) any statement made by a director, authorized signatory or employee of any Person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b) The Administrative Agent may assume (unless it has received actual notice to the contrary in its capacity as agent for the other Finance Parties) that:

(i) no Default or Event of Default has occurred (unless it has actual knowledge of an Event of Default or a Default arising under Section 20.1(a) of this Agreement) and no Party is in breach of or default under its obligations under any Finance Document;

(ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised;

(iii) any notice or request made by the Borrowers (other than a Drawdown Notice) is made on behalf of and with the consent and knowledge of all the Obligors from time to time; and

(iv) in relation to any instructions from the Majority Lenders to exercise or refrain from exercising any right, power, authority or discretion vested in it as the Administrative Agent; all applicable conditions under each relevant Finance Document which are required to be satisfied have been satisfied.

(c) The Administrative Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts (whether obtained by the Administrative Agent or by any other Finance Party) and shall not be responsible for any loss occasioned by so relying.

(d) The Administrative Agent may act in relation to the Finance Documents through its personnel and agents and may delegate by power of attorney or otherwise to any Person for any period all or any of the rights, powers and discretions vested in it by any of the Finance Documents. Any such agency or delegation may be made upon such terms and conditions as the Administrative Agent may think fit in the interests of the Finance Parties.

(e) The Administrative Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f) Notwithstanding any other provision of any Finance Document to the contrary, the Administrative Agent is not obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation, a breach of fiduciary duty or a breach of a duty of confidentiality or otherwise render it liable to any Person and the Administrative Agent may do anything which is, in its opinion, necessary to comply with any law or regulation.

28.7 Instructions to the Administrative Agent.

(a) Unless a contrary indication appears in a Finance Document, the Administrative Agent:

(i) shall exercise any right, power, authority or discretion vested in it as the Administrative Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as the Administrative Agent);

(ii) shall not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders; and

(iii) may request clarification of any instructions given to it by the Majority Lenders and may refrain from acting in accordance with such instructions until it has received such clarification as it may require.

(b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(c) The Administrative Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, all the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d) In the absence of instructions from the Majority Lenders (or, if appropriate, all the Lenders), the Administrative Agent may act (or refrain from taking action) as it considers to be in the best interests of the Lenders.

(e) The Administrative Agent is not authorized to act on behalf of a Lender (without first obtaining that Lender’s written consent) in any legal or arbitration proceedings relating to any Finance Document.

28.8 Responsibility for documentation. Neither the Administrative Agent nor any of the Mandated Lead Arrangers:

(a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Administrative Agent, the Security Agent, any Obligor or any other Person given in, or in connection with, any Finance Document; or

(b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into or made or executed in anticipation of, or in connection with, any Finance Document; or

(c) is responsible for any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise; or

(d) shall be required to examine or enquire into the title of any Obligor to any assets whether or not any defect in such title is or was known to the Administrative Agent or might be, or might have been, discovered upon examination, inquiry or investigation and whether or not capable of remedy and shall not be liable for or bound to require any Obligor to remedy any defect in its right or title.

28.9 Exclusion of liability.

(a) Without limiting paragraph (b), the Administrative Agent will not be liable for any act or omission by it under, or in connection with, any Finance Document or for any cost, loss or liability resulting therefrom unless directly caused by its gross negligence or willful misconduct.

(b) No Party (other than the Administrative Agent) may take any proceedings against any officer or employee of the Administrative Agent in respect of any claim it might have against the Administrative Agent or in respect of any act or omission of any kind by that officer or employee in relation to any Finance Document and any officer or employee of the Administrative Agent may rely on this Section 28.9.

(c) The Administrative Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognized clearing or settlement system used by it for that purpose.

(d) Nothing in this Agreement will oblige the Administrative Agent to satisfy any know your customer requirement in relation to the identity of any Person on behalf of any other Finance Party and each Lender confirms to the Administrative Agent and each Mandated Lead Arrangers that such Lender is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Administrative Agent or any Mandated Lead Arranger.

(e) Each other Finance Party confirms to the Administrative Agent that it is solely responsible for any know your customer requirements it is required to carry out and that it may not rely on any statement in relation to those requirements made by any other Person.

28.10 Lenders’ indemnity to the Administrative Agent. Each Lender severally shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Loan) indemnify the Administrative Agent (to the extent not promptly reimbursed by the Obligors), within three (3) Business Days of demand, from and against such Lender’s ratable share of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of the Finance Documents or any action taken or omitted by the Administrative Agent under the Finance Documents (collectively, the “Indemnified Costs”); provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence or willful misconduct as found in a final, non-appealable judgment by a court of competent jurisdiction. Without limitation of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand for its ratable share of any costs and expenses (including, without limitation, fees and expenses of counsel) payable by the Obligors under Section 21, to the extent that the Administrative Agent is not promptly reimbursed for such costs and expenses by the Obligors. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Costs, this Section 28.10 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person.

28.11 Resignation of the Administrative Agent.

(a) The Administrative Agent may resign and appoint one of its Affiliates acting through an office in New York as successor by giving notice to the other Finance Parties and the Borrowers.

(b) Alternatively, the Administrative Agent may resign by giving notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders (with the consent of the Borrowers, which shall not be unreasonably withheld or delayed) may agree and appoint a successor Agent.

(c) If for any reason a successor Administrative Agent has not been appointed in accordance with paragraph (b) within thirty (30) days after notice of resignation was given, the Administrative Agent (after consultation with the Borrowers) may appoint a successor Administrative Agent (acting through an office in New York).

(d) The retiring Administrative Agent shall, at its own cost, make available to the successor Administrative Agent such documents and records and provide such assistance as the successor Administrative Agent may reasonably request for the purposes of performing its functions as Administrative Agent under the Finance Documents.

(e) The Administrative Agent’s resignation notice shall only take effect upon the appointment of a successor.

(f) Upon the appointment of a successor, the retiring Administrative Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Section 28. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g) The Majority Lenders may with the consent of the Borrowers (which shall not be unreasonably withheld or delayed), by notice to the Administrative Agent, require it to resign in accordance with paragraph (b). In this event, the Administrative Agent shall resign in accordance with paragraph (b).

28.12 Confidentiality.

(a) In acting as agent for the Parties, the Administrative Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by a division or department of the Administrative Agent other than that division or department responsible for complying with the obligations assumed by the Administrative Agent under the Finance Documents, that information may be treated as confidential to that division or department, and the Administrative Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

28.13 Relationship with the Lenders.

(a) The Administrative Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Administrative Agent’s principal office as notified to the Finance Parties from time to time) as the Lender acting through its Lending Office:

(i) entitled to or liable for any payment due under any Finance Document on that day; and

(ii) entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five (5) Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b) Any Lender may by notice to the Administrative Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or dispatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Section 31 electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Section 31 and Section 31.9 and the Administrative Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

28.14 Credit appraisal by the Lenders. Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Administrative Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Finance Document including but not limited to:

(a) the financial condition, status and nature of the Obligors and each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d) the adequacy, accuracy and/or completeness of any information provided by the Administrative Agent, any other Party or by any other Person under, or in connection with, any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

28.15 Administrative Agent’s Management Time. Any amount payable to the Administrative Agent under Sections 21, 22 and 28.11 shall include the cost of utilizing the Administrative Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Administrative Agent may notify to the Borrowers and the Lenders, and is in addition to any fee paid or payable to the Administrative Agent under Sections 21.

28.16 Deduction from amounts payable by the Administrative Agent. If any Party owes an amount to the Administrative Agent under the Finance Documents, the Administrative Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Administrative Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

28.17 Defaulting Lender as Agent. Anything herein to the contrary notwithstanding, if at any time the Majority Lenders determine that the Person serving as Administrative Agent is (without taking into account any provision in the definition of “Defaulting Lender” requiring notice from the Administrative Agent or any other party) a Defaulting Lender pursuant to Section (iv) of the definition thereof, the Majority Lenders may by notice to the Borrowers and such Person remove such Person as Administrative Agent and, in consultation with the Borrowers, appoint a replacement Administrative Agent hereunder. Such removal will, to the fullest extent permitted by applicable law, be effective on the earlier of (i) the date a replacement Administrative Agent is appointed and (ii) the date thirty (30) days after the giving of such notice by the Majority Lenders (regardless of whether a replacement Administrative Agent has been appointed).

28.18 Consultation with GIEK. For the avoidance of doubt, the GIEK Facility Lender, as and when it deems appropriate in its discretion, may consult with GIEK in relation to any matter relating this Agreement and the Transaction Documents.

29	TRANSFERS RELATING TO BORROWERS; TRANSFERS BY LENDERS AND CHANGES IN LENDING OFFICES

29.1 Transfer Relating To Borrowers.

(a) The Borrowers may not, without the prior written consent of the Administrative Agent given on the instructions of all the Lenders, transfer any of their rights, liabilities or obligations under any Finance Document.

(b) Without limitation of the Lenders’ rights under the Finance Documents, the Borrowers will not, and will not permit any other Obligor to convey, sell, assign, transfer or otherwise dispose of the Borrowers’ shares, any Collateral Vessel, freights or earnings of any Collateral Vessel (prior to the receipt of such freights or earnings), or other significant portion of the Borrowers’ property, whether now owned or hereafter acquired, to any Person, except:

(i) The Borrowers may convey, sell, assign, transfer or otherwise dispose of property which is damaged, worn-out, obsolete or no longer used or useful in the conduct of the Borrower’s business;

(ii) The Borrowers may convey, sell, assign, transfer or otherwise dispose of property to other Persons to the extent necessary or advisable under local law for Collateral Vessel operations under any drilling contract, provided that the Borrower’s may not make any sale, assignment, transfer or disposal which shall exceed $50,000,000 in value singly or in the aggregate, without the prior written consent of the Lenders and without providing thirty (30) days’ prior written notice of such sale, assignment, transfer or disposal to the Administrative Agent;

(iii) The Guarantor and/or its Subsidiaries, as applicable, may, without the consent of the Lenders, transfer, in whole or in part, their shares in the Borrowers to any Subsidiary of the Guarantor controlled at all times by the Guarantor;

(iv) The Borrowers may, without the consent of the Lenders, transfer, in whole or in part, their assets, including the Collateral Vessels, to any Subsidiary of the Guarantor controlled at all times by the Guarantor, and, in the case of a transferee of assets of the Borrowers, to any Subsidiary of the Guarantor engaged in no business other than owning and operating such assets of the Borrowers, in the case of sub-clauses (iii) and (iv) above, provided, that, no Default or Event of Default shall have occurred and be continuing or would result upon giving effect to such transfer and provided, further, that (A) such assignee (i) shall assume the relevant assignor’s obligations under the Finance Documents by entering into such documentation as shall be requested by the Administrative Agent, and (ii) shall grant a valid and perfected lien on any Collateral subject to such transfer such that the Lenders’ Security Interests and priority remain unaffected by such transfer, (B) all assignor’s and assignee’s obligations under the Finance Documents shall be guaranteed by the Guarantor, (C) such transfer shall be accomplished pursuant to legal documentation, including appropriate amendments to the Finance Documents, satisfactory to the Administrative Agent and counsel for the Lenders appointed by the Administrative Agent, and (D) the Administrative Agent shall have received legal opinions addressed to the Lenders, in scope and substance, and from such counsel, in each case, satisfactory to the Administrative Agent.

29.2 Transfer by a Lender. Subject to this Section 29, a Lender (the “Transferor Lender”) may at any time, with the prior written consent of the Administrative Agent and the Obligors (such consent not to be unreasonably withheld or delayed), cause:

(a) its rights in respect of all or part of its Contribution; or

(b) its obligations in respect of all or part of its Commitment; or

(c) a combination of (a) and (b);

to be (in the case of its rights) transferred to, or (in the case of its obligations) assumed by, another bank or financial institution or export credit agency (a “Transferee Lender”) by delivering to the Administrative Agent a completed certificate in the form set out in Schedule 4 with any modifications approved or required by the Administrative Agent (a “Transfer Certificate”) executed by the Transferor Lender and the Transferee Lender. A Lender may at any time, with the prior written consent of the Administrative Agent and the Obligors (such consent not to be unreasonably withheld or delayed), enter into any other such transfer of its Contribution or Commitment. Each Lender will cooperate, as may be reasonable and appropriate, in connection with any transfer of a Contribution or Commitment permitted under this Agreement.

Notwithstanding any other provision set forth in this Agreement, if as a result of any transfer pursuant to this Section 29.2, any Hedging Bank shall no longer be a Lender or an Affiliate of a Lender, then such Hedging Bank shall cause all of its rights under its Hedging Agreements with any Borrower to be transferred to, and its obligations under such Hedging Agreements to be assumed by, another Hedging Bank.

Except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender or an assignment of all of a Lender’s rights and obligations under this Agreement, the amount of the Commitment of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Transfer Certificate with respect to such assignment) shall in no event be less than $10,000,000 or an integral multiple of $1,000,000 in excess thereof.

Notwithstanding any other provision set forth in this Agreement, any Lender may at any time, without the consent of the Obligors or the Administrative Agent, create a security interest in all or any portion of its rights under this Agreement and the other Finance Documents (including, without limitation, the Advances owing to it) in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System or any other central bank having jurisdiction over such Lender; provided, that no such assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any Assignee for such Lender as a party hereto.

Notwithstanding the above, no prior written consent of the Obligors will be required (A) if an Event of Default has occurred and is continuing or (B) where the Transferee Lender is a Subsidiary or the Parent Company (or another subsidiary of the parent company) of the Transferor Lender or of another Lender or is an Affiliate of the Transferor Lender, but the provisions of the final paragraph of Section 29.14 shall apply to any such transfer as if references to the Lender which changes its lending office were references to the Transferee Lender.

Notwithstanding the foregoing provisions of this Section 29.2, no such assignment will be made to any Defaulting Lender or its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this Section.

In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment under this Section 29.2 will be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrowers and the Administrative Agent, the applicable pro rata share of Advances previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full share of all Advances pro rata on the basis of its original Commitment. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder becomes effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest will be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

If a Lender assigns or transfers any of its rights or obligations under the Finance Documents and as a result of circumstances existing at the date the assignment or transfer occurs an Obligor would be obliged to make a payment to the Transferee Lender under Section 23 or Section 25, then the Transferee Lender shall be entitled to receive payment under Section 23 and Section 25 only to the same extent as the Transferor Lender would have been if the assignment or transfer had not occurred, provided that the foregoing limitation shall not apply in respect of an assignment or transfer (i) made in the ordinary course of the primary syndication of the Finance Documents, (ii) made pursuant to Section 24.5 (Mitigation) or at the request of any Obligor, or (iii) made while an Event of Default is continuing.

29.3 Transfer Certificate, delivery and notification. As soon as reasonably practicable after a Transfer Certificate is delivered to the Administrative Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a) sign the Transfer Certificate on behalf of itself, the Obligors, the Security Agent and each of the other Lenders;

(b) on behalf of the Transferee Lender, send to each Obligor letters or faxes notifying them of the Transfer Certificate and attaching a copy of it;

(c) send to the Transferee Lender copies of the letters or faxes sent under paragraph (b).

29.4 Effective Date of Transfer Certificate. A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date provided that it is signed by the Administrative Agent under Section 29.3 on or before that date.

29.5 No transfer without Transfer Certificate. Subject as provided in Section 29.12, no assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, any Obligors, the Administrative Agent or the Security Agent unless it is effected, evidenced or perfected by a Transfer Certificate.

29.6 Lender re-organization; waiver of Transfer Certificate. However, if a Lender enters into any merger, de-merger or other reorganization as a result of which all its rights or obligations vest in another Person (the “successor”), the Administrative Agent may, if it sees fit, by notice to the successor and the Borrowers and the Security Agent waive the need for the execution and delivery of a Transfer Certificate; and, upon service of the Administrative Agent’s notice, the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender.

29.7 Effect of Transfer Certificate. A Transfer Certificate signed by the Administrative Agent as herein provided has the following effects:

(a) to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely;

(b) the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;

(c) the Transferee Lender becomes a “Lender” with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d) the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Administrative Agent and the Security Agent and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e) the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under Section 5.7 and Section 21, and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them.

29.8 Maintenance of register of Lenders. During the Security Period the Administrative Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Section 29.4) of the Transfer Certificate; and the Administrative Agent shall make the register available for inspection by any Lender, the Security Agent and the Borrowers during normal banking hours, subject to receiving at least three (3) Business Days prior notice.

29.9 Reliance on register of Lenders. The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Administrative Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

29.10 Authorization of Agent to sign Transfer Certificates. The Security Agent and each Lender irrevocably authorize the Administrative Agent to sign Transfer Certificates on its behalf.

29.11 Registration fee. In respect of any Transfer Certificate, the Administrative Agent shall be entitled to recover a registration fee of $5,000 from the Transferor Lender or (at the Administrative Agent’s option) the Transferee Lender.

29.12 Sub-participation; subrogation assignment. Each Lender may sell participations to one or more banks or other entities (other than any Obligor or any of its Affiliates) in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment and the Advances owing to it); provided, however, that (i) such Lender’s obligations under this Agreement (including, without limitation, its Commitments) shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder and sole payee of any such Advance for all purposes of this Agreement, (iv) the Obligors, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under the Finance Documents and (v) any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the participant, agree to any amendment, modification or waiver that requires the consent of each Lender directly affected thereby pursuant to Section 30.2 and directly affects such participant.

The Lenders or any of them may assign, in any manner and terms agreed by the Administrative Agent and the Security Agent, all or any part of those rights to an insurer or surety who has become subrogated to them (including, in the case of the GIEK Facility Lender, to GIEK).

29.13 Right of Subrogation of GIEK.

(a) GIEK will when amounts have been paid under any GIEK Guarantee, automatically and without any notice or formalities of any kind whatsoever, have the right of subrogation into the rights of the GIEK Facility Lender under the Finance Documents in such proportion as have been paid by GIEK under the GIEK Guarantees and always subject to the terms of this Agreement. GIEK shall by such subrogation have the same rights as relevant thereunder as if the Finance Documents were executed directly in favor of GIEK as security for the GIEK Guarantees rights against the Obligors, after having honored claims under the GIEK Guarantees. Each of the Obligors waives any right to dispute or delay a subrogation of the rights under the Finance Documents to GIEK effectuated pursuant to the terms of this Agreement, and each of the Obligors undertakes to sign and execute any documents required by GIEK in connection with a subrogation as aforesaid, and/or enforcement of the Finance Documents.

(b) In the event that a subrogation right should occur and all of the GIEK Facility Loan and all amounts outstanding under the GIEK Facility Loan irrevocably and unconditionally have been paid to the GIEK Facility Lender, the GIEK Facility Lender shall assign its rights pursuant to the Finance Documents to GIEK, who shall become party to the Finance Documents and thereby replacing the GIEK Facility Lender in all respects, and any settlement in case of realization of the assets of the Borrowers shall be made between GIEK (or whomsoever they choose to nominate) on a pari passu basis based on such parties’ proportionate shares subject always to the terms of this Agreement.

29.14 Change of lending office. A Lender may change its lending office by giving notice to the Administrative Agent and the change shall become effective on the later of:

(a) the date on which the Administrative Agent receives the notice; and

(b) the date, if any, specified in the notice as the date on which the change will come into effect.

Where any change in a Lender’s lending office is made which results (or would result on the basis of a change to applicable law or regulation affecting that Lender which has been announced at the time of the change and of which that Lender could reasonably be expected to be aware) in amounts becoming due under Sections 23 or 25 at that time (or, as the case may be, thereafter in accordance with the relevant change in law or regulation), the Lender which so changes its lending office shall be entitled to receive those amounts only to the extent that the Lender would have been so entitled had there been no change in its lending office. In respect of any change of lending office, the Administrative Agent shall be entitled to recover a registration fee of $2,500 from the applicable Lender.

29.15 Notification. On receiving such a notice, the Administrative Agent shall notify the Borrowers and the Security Agent; and, until the Administrative Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Administrative Agent last had notice.

29.16 Replacement of Reference Bank. If any Reference Bank ceases to be a Lender or is unable on a continuing basis to supply quotations for the purposes of Section 5 then, unless the Borrowers, the Administrative Agent and the Majority Lenders otherwise agree, the Administrative Agent, acting on the instructions of the Majority Lenders, and after consulting the Borrowers, shall appoint another bank (whether or not a Lender) to be a replacement Reference Bank; and, when that appointment comes into effect, the first-mentioned Reference Bank’s appointment shall cease to be effective.

29.17 Luxembourg Provisions. Each Lender and each Luxembourg Obligor hereby expressly accept and confirm, for the purposes of article 1278 of the Luxembourg civil code, that notwithstanding any assignment, transfer and/or novation permitted under, and made in accordance with the provisions of this Agreement, any Security Interest given in connection with this Agreement shall be preserved for the benefit of any new Lender.

30	VARIATIONS AND WAIVERS; PLATFORM

30.1 Variations, waivers etc. by Majority Lenders. Subject to Section 30.2, a document shall be effective to vary, waive, suspend or limit any provision of a Finance Document, or any Finance Party’s rights or remedies under such a provision or the general law, only if the document is signed, or specifically agreed to by fax by the Administrative Agent with the consent of and on behalf of the Majority Lenders, by the Administrative Agent and the Security Agent in their own rights (to the extent their rights and obligations under the Finance Documents in such capacities are directly affected), and, if the document relates to a Finance Document to which an Obligor is party, by that Obligor.

30.2 Variations, waivers etc. requiring agreement of all Lenders. However,

(a) as regards the following, Section 30.1 applies as if the words “by the Administrative Agent with the consent of and on behalf of the Majority Lenders” were replaced by the words “with the consent of and on behalf of every Lender”:

(i) a change to the date for, the amount of, any payment of principal, interest, fees, or other sum payable under this Agreement;

(ii) a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iii) an increase in or an extension of any Commitment or any requirement that a cancellation of Commitments reduces the Commitments of the Lenders ratably under this Agreement;

(iv) a change to any Lender’s Commitment;

(v) an extension of Availability Period;

(vi) a change to the definition of “Majority Lenders” or “Finance Documents”;

(vii) a change to the preamble or to Section 2, 3, 4, 5.1, 8, 10.5, 18, 29 or 33;

(viii) a change to this Section 30.2;

(ix) a change to the Obligors other than in accordance with Section 29;

(x) any release of, or material variation to, a Security Interest, guarantee, indemnity or subordination arrangement set out in a Finance Document (except where such release is contemplated by the Finance Documents); and

(xi) any other change or matter as regards which this Agreement or another Finance Document expressly provides that each Lender’s consent is required;

(b) as regards a change in the Commercial Facility Commitment Fee, the Commercial Facility Loan Margin, the Commercial Facility Participation Fee or in the definition of LIBOR, Section 30.1 applies as if the words “by the Administrative Agent on behalf of the Majority Lenders” were replaced by the words “by all the Commercial Facility Lenders”; and

(c) as regards a change in the GIEK Commitment Fee, the GIEK Facility Commitment Fee, the GIEK Facility Loan Margin, the GIEK Facility Premium, the GIEK Participation Fee or in the CIRR Rate or in the definition of LIBOR, Section 30.1 applies as if the words “by the Administrative Agent on behalf of the Majority Lenders” were replaced by the words “by the GIEK Facility Lender”.

30.3 Exclusion of other or implied variations. Except for a document which satisfies the requirements of Sections 30.1 and 30.2, no document, and no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Finance Parties or any of them (or any Person acting on behalf of any of them) shall result in the Finance Parties or any of them (or any Person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a) a provision of this Agreement or another Finance Document; or

(b) an Event of Default; or

(c) a breach by the Borrowers or an Obligor of an obligation under a Finance Document or the general law; or

(d) any right or remedy conferred by any Finance Document or by the general law;

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

30.4 Exclusion of Defaulting Lender. Anything herein to the contrary notwithstanding, during such period as a Lender is a Defaulting Lender, to the fullest extent permitted by applicable law, such Lender will not be entitled to vote in respect of amendments and waivers hereunder and the Commitments and the outstanding Advances or other extensions of credit of such Lender hereunder will not be taken into account in determining whether the Majority Lenders or all of the Lenders, as required, have approved any such amendment or waiver (and the definition of “Majority Lenders” will automatically be deemed modified accordingly for the duration of such period); provided, that any such amendment or waiver that would increase or extend the term of the Commitment of such Defaulting Lender, extend the date fixed for the payment of principal or interest owing to such Defaulting Lender hereunder, reduce the principal amount of any obligation owing to such Defaulting Lender, reduce the amount of or the rate or amount of interest on any amount owing to such Defaulting Lender or of any fee payable to such Defaulting Lender hereunder, or alter the terms of this proviso, will require the consent of such Defaulting Lender.

30.5 Most Favored Nation. In the event that any member of the Group enters into an agreement after the date hereof for new Indebtedness in excess of $25,000,000 which (i) requires that a representation as to no material adverse change (however defined) be made on each interest period or other such periodic interval or (ii) contains an event of default (however defined) upon the occurrence of a material adverse change (however defined) (each such provision a “New MAE Provision”), then, in each case, such New MAE Provision shall be automatically imported into this Agreement mutatis mutandis for so long as such provision is in effect. The Obligors and the Lenders agree that upon the importation of a New MAE Provision pursuant to the preceding sentence, they will negotiate and execute an amendment to this Agreement to reflect such importation.

30.6 Platform.

(a) The Obligors agree that the Administrative Agent may make any communication available to the Lenders by posting the communications on Intralinks, Fixed Income Direct or a substantially similar electronic transmission systems (the “Platform”). The Obligors acknowledge that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.

(b) THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF ANY COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN ANY COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH ANY COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS RESPECTIVE AFFILIATES OR ANY OF THE RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES OF THE ADMINISTRATIVE AGENT OR ITS RESPECTIVE AFFILIATES (COLLECTIVELY, “AGENT PARTIES”) HAVE ANY LIABILITY TO ANY LENDER, ANY OBLIGOR OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE TRANSMISSION BY ANY OBLIGOR, ANY LENDER, ANY OF THE AGENT PARTIES OR ANY OTHER PERSON OF ANY COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

The Administrative Agent agrees that the receipt of any communications by the Administrative Agent at its email address set forth below shall constitute effective delivery of such communications to the Administrative Agent for purposes of the Finance Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that any communications have been posted to the Platform shall constitute effective delivery of such communications to such Lender for purposes of the Finance Documents. Each Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.

31	NOTICES

31.1 General. Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular Persons shall be construed accordingly.

31.2 Addresses for communications. A notice shall be sent:

(a)	to the Obligors:

To Pacific Drilling S.A.:

37, rue d’Anvers

L-1130 Luxembourg

Luxembourg

Attention: Centralis Luxembourg

With copy to

3050 Post Oak Blvd, Ste 1500

Houston, TX 77056

Attention: John Boots

Fax: +1 (713) 583-5777

To: Pacific Sharav S.ÀR.L:

37, rue d’Anvers

L-1130 Luxembourg

Luxembourg

Attention: Centralis Luxembourg

With copy to

3050 Post Oak Blvd, Ste 1500

Houston, TX 77056

Attention: John Boots

Fax: +1 (713) 583-5777

To: Pacific Drilling VII Limited

Trident Chambers,

P.O. Box 146, Wickhams Cay, Road Town

Tortola, British Virgin Islands

Attention: Trident Trust

With copy to

3050 Post Oak Blvd, Ste 1500

Houston, TX 77056

Attention: John Boots

Fax: +1 (713) 583-5777

(b)	to GIEK:

Eksportkreditt Norge AS

Hieronymus Heyerdahis gate 1, P.O. Box 1315 Vika

NO-0112 Oslo

Norway

Attn: Loan administration

Fax: (47)-22 31 35 01

E-mail: loanadm@eksportkreditt.no

(c)	to the GIEK Facility Lender:

Dronning Mauds gate 15

PO Box 1601 Vika

0119 Oslo

Norway

Attn: Loan Administration Department

Fax: (47) 2201 2202

(d)	to a Commercial Facility Lender: At the address below its name in
Schedule 1 or (as the case may require) in the relevant Transfer Certificate.

(e)	to the Administrative Agent:

DNB Bank ASA

200 Park Avenue, 31st Floor

New York, NY 10166

Attn: Bill Trivedi/Carol Jeanne Kavanagh

Fax: +1 212-681-4123/3900

(f)	to the Security Agent:

DNB Bank ASA

200 Park Avenue, 31st Floor

New York, NY 10166

Attn: Florianne Robin

Fax: +1 212-681-3900

or to such other address as the relevant party may notify the Administrative Agent or, if the relevant party is the Administrative Agent or the Security Agent, the Borrowers, GIEK, the Lenders and the Obligors.

31.3 Effective date of notices. Subject to Sections 31.4 and 31.5:

(a) a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered;

(b) a notice which is sent by fax shall be deemed to be served, and shall take effect, 2 hours after its transmission is completed.

31.4 Service outside business hours. However, if under Section 31.3 a notice would be deemed to be served:

(a) on a day which is not a Business Day in the place of receipt; or

(b) on such a Business Day, but after 5 p.m. local time;

the notice shall (subject to Section 31.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a Business Day.

31.5 Illegible notices. Sections 31.3 and 31.4 do not apply if the recipient of a notice notifies the sender within 1 hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

31.6 Valid notices. A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a) the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b) in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

31.7 English language. Any notice under or in connection with a Finance Document shall be in English.

31.8 Meaning of “notice”. In this Section 31, “notice” includes any demand, consent, authorization, approval, instruction, waiver or other communication.

31.9 Electronic communication. Any communication to be made between the Administrative Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Administrative Agent and the relevant Lender:

(a) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(b) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(c) notify each other of any change to their address or any other such information supplied by them.

Any electronic communication made between the Administrative Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Administrative Agent only if it is addressed in such a manner as the Administrative Agent shall specify for this purpose.

32	PDSA GUARANTY

32.1 Guaranty. The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of each Obligor now or hereafter existing under the Finance Documents, whether for principal, interest, fees, expenses or otherwise (such Obligations being the “PDSA Guaranteed Obligations”), to the Administrative Agent and the Lenders, and agrees to pay any and all reasonable expenses (including reasonable counsel fees and expenses) incurred by the Administrative Agent or any Lender in enforcing any rights under the guaranty contained in this Section 32. Without limiting the generality of the foregoing, the Guarantor’s liability shall extend to all amounts that constitute part of the PDSA Guaranteed Obligations and would be owed by each Obligor to the Administrative Agent or any Lender under the Finance Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving such Obligor.

32.2 Guaranty Absolute. The Guarantor guarantees that the PDSA Guaranteed Obligations will be paid strictly in accordance with the terms of the Finance Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Administrative Agent or any Lender with respect thereto. The obligations of the Guarantor under the guaranty contained in this Section 32 are independent of the PDSA Guaranteed Obligations or any other Obligations of any other Obligor under the Finance Documents, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce the guaranty contained in this Section 32, irrespective of whether any action is brought against any Obligor or whether any Obligor is joined in any such action or actions. The liability of the Guarantor under the guaranty contained in this Section 32 shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives, any defenses it may now or hereafter have in any way relating to, any or all of the following:

(a) any lack of validity or enforceability of any Finance Document or any agreement or instrument relating thereto;

(b) any change in the time, manner or place of payment of, or in any other term of, all or any of the PDSA Guaranteed Obligations or any other Obligations of any Obligor under the Finance Documents, or any other amendment or waiver of or any consent to departure from any Finance Document, including, without limitation, any increase in the PDSA Guaranteed Obligations resulting from the extension of additional credit to any Borrower or any of its Subsidiaries or otherwise;

(c) any taking, exchange, release or non-perfection of any collateral security, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the PDSA Guaranteed Obligations;

(d) any manner of application of collateral security, or proceeds thereof, to all or any of the PDSA Guaranteed Obligations, or any manner of sale or other disposition of any collateral security for all or any of the PDSA Guaranteed Obligations or any other Obligations of any Obligor under the Finance Documents or any other assets of any Obligor or any of its Subsidiaries;

(e) any change, restructuring or termination of the corporate structure or existence of any Obligor or any of its Subsidiaries;

(f) any failure of the Administrative Agent or any Lender to disclose to any Obligor or the Guarantor any information relating to the financial condition, operations, properties or prospects of any Obligor now or in the future known to the Administrative Agent or any Lender (the Guarantor waiving any duty on the part of the Administrative Agent or Lenders to disclose such information); or

(g) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by the Administrative Agent or any Lender that might otherwise constitute a defense available to, or a discharge of, any Obligor, the Guarantor or any other guarantor or surety (other than the defense of payment or performance).

The guaranty contained in this Section 32 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the PDSA Guaranteed Obligations is rescinded or must otherwise be returned by the Administrative Agent or any Lender or any other Person upon the insolvency, bankruptcy or reorganization of any Obligor or otherwise, all as though such payment had not been made.

32.3 Waivers and Acknowledgments.

(a) The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the PDSA Guaranteed Obligations and the guaranty contained in this Section 32 and any requirement that the Administrative Agent or any Lender protect, secure, perfect or insure any Security Interest or any property subject thereto or exhaust any right or take any action against any Obligor or any other Person or any collateral security.

(b) The Guarantor hereby waives any right to revoke the guaranty contained in this Section 32, and acknowledges that the guaranty contained in this Section 32 is continuing in nature and applies to all PDSA Guaranteed Obligations, whether existing now or in the future.

(c) The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Transaction Documents and that the waivers set forth in this Section 32 are knowingly made in contemplation of such benefits.

32.4 Subrogation. The Guarantor will not exercise any rights that it may now or hereafter acquire against any Obligor or any other insider guarantor that arise from the existence, payment, performance or enforcement of the Guarantor’s Obligations under the guaranty contained in this Section 32 or any other Finance Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Administrative Agent or any Lender against any Obligor or any other insider guarantor or any collateral security, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Obligor or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligations and all other amounts payable under the guaranty contained in this Section 32 shall have been paid in full in cash, the Commitments shall have expired or terminated. If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the later of the payment in full in cash of the PDSA Guaranteed Obligations and all other amounts payable under the guaranty contained in this Section 32 and the Final Repayment Date under this Agreement, such amount shall be held in trust for the benefit of the Administrative Agent and the Lenders and shall forthwith be paid to the Administrative Agent to be credited and applied to the PDSA Guaranteed Obligations and all other amounts payable under the guaranty contained in this Section 32, whether matured or unmatured, in accordance with the terms of the Finance Documents, or to be held as collateral security for any PDSA Guaranteed Obligations or other amounts payable under the guaranty contained in this Section 32 thereafter arising. If (i) the Guarantor shall make payment to the Administrative Agent or any Lender of all or any part of the PDSA Guaranteed Obligations, (ii) all of the PDSA Guaranteed Obligations and all other amounts payable under the guaranty contained in this Section 32 shall be paid in full in cash and (iii) the Final Repayment Date shall have occurred, the Administrative Agent and the Lenders will, at the Guarantor’s request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the PDSA Guaranteed Obligations resulting from such payment by the Guarantor.

32.5 Continuing Guaranty. The guaranty contained in this Section 32 is a continuing guaranty and shall (a) remain in full force and effect until the later of the payment in full in cash of the PDSA Guaranteed Obligations and all other amounts payable under the guaranty contained in this Section 32 and the Final Repayment Date under this Agreement, (b) be binding upon the Guarantor, its successors and assigns and (c) inure to the benefit of and be enforceable by the Administrative Agent and the Lenders and their successors, transferees and assigns.

33	SUPPLEMENTAL

33.1 Rights cumulative, non-exclusive. The rights and remedies which the Finance Documents give to each Finance Party are:

(a) cumulative;

(b) may be exercised as often as appears expedient; and

(c) shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

33.2 Severability of provisions. If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

33.3 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery by telecopier of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement.

33.4 Patriot Act Notification. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Obligors that pursuant to the requirements of the USA Patriot Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies each Obligor, which information includes the name and address of such Obligor and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Obligor in accordance with the Patriot Act. Each Obligor shall, and shall cause each of its Subsidiaries to, provide, to the extent commercially reasonable, such information and take such actions as are reasonably requested by the Administrative Agent or any Lenders in order to assist the Administrative Agent and the Lenders in maintaining compliance with the Patriot Act.

33.5 No Waiver; Remedies; Entire Agreement. No failure on the part of any Lender or the Administrative Agent to exercise, and no delay in exercising, any right hereunder or under any other Finance Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law. This Agreement and the other Finance Documents constitute the entire agreement of the parties with respect hereto.

33.6 Limitation on Certain Lenders. No initial Commercial Facility Lender or Transferee Lender shall be a hedge fund or private equity fund, provided that the limitation in this Section 33.6 shall not apply to any Transferee Lender that acquires its rights and interests under the Finance Documents pursuant to a Transfer Certificate executed while an Event of Default is continuing.

33.7 Confidentiality.

33.8

(a) Neither the Administrative Agent nor any Lender shall disclose any Confidential Information to any Person without the consent of the Obligors, other than (i) subject to an agreement to comply with the provisions of this paragraph, to the Administrative Agent’s or such Lender’s Affiliates and their officers, directors, employees, agents and advisors, (ii) subject to an agreement to comply with the provisions of this paragraph, a prospective assignee, substitute or transferee or to any other Person who may propose entering into contractual relations with such Lender in relation to this Agreement (such Person together with any prospective assignee, substitute or transferee being hereinafter described as the “Prospective Assignee”) and participants, and then only on a confidential basis, (iii) as required by any law, rule or regulation or judicial process, (iv) as requested or required by any state, Federal or foreign authority or examiner (including the National Association of Insurance Commissioners or any similar organization or quasi-regulatory authority) regulating such Lender, (v) to any rating agency when required by it, provided that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Confidential

Information relating to the Obligors received by it from such Lender, (vi) in connection with any litigation or proceeding to which the Administrative Agent or such Lender or any of its Affiliates may be a party or (vii) in connection with the exercise of any right or remedy under this Agreement or any other Finance Document.

(b) Notwithstanding anything in sub-clause (a) above to the contrary, GIEK and the GIEK Facility Lender may publicize key information about the transaction, inter alia, information relating to:

(i) the Borrowers’ and Builder’s names and respective countries of residence;

(ii) the date of this Agreement;

(iii) the loan and guarantee amounts available hereunder; and

(iv) the type of vessels financed hereunder.

34	LAW AND JURISDICTION

34.1 GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING HEREUNDER OR RELATED HERETO, AND ALL ISSUES CONCERNING THE RELATIONSHIP OF THE PARTIES HERETO AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES (WITH THE EXCEPTION OF SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

34.2 JURISDICTION.

(a) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT OR FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN NEW YORK COUNTY, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER FINANCE DOCUMENTS TO WHICH IT IS A PARTY, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT SHALL AFFECT ANY RIGHT THAT ANY PARTY MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OF THE OTHER FINANCE DOCUMENTS IN THE COURTS OF ANY JURISDICTION.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER FINANCE DOCUMENTS TO WHICH IT IS A PARTY IN ANY NEW YORK STATE OR FEDERAL COURT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT;

(c) TO THE EXTENT THAT ANY OBLIGOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OF FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, SUCH OBLIGOR HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER FINANCE DOCUMENTS TO WHICH IT IS A PARTY.

34.3 Process agent. Each Obligor irrevocably agrees to maintain an agent for service of process (reasonably satisfactory to the Administrative Agent) located in New York City and shall furnish to the Administrative Agent evidence on or before the Closing Date and thereafter from time to time that such agent shall have accepted such appointment for a period of time ending no earlier than one (1) year after the Final Repayment Date. Each Obligor irrevocably appoints C T Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A., as its authorized agent (and any successor agent, the “Process Agent”) on which any and all legal process may be served in any action, suit or proceeding brought in any New York state or federal court. Each Obligor irrevocably agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 31, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. Each Obligor agrees that the failure of the Process Agent to forward to it any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, each Obligor agrees to irrevocably appoint a replacement process agent in New York City, as its authorized agent for service of process, on the terms and for the purposes specified in this Section 34.3. Nothing in this Agreement or any other Finance Document will affect the right of any party hereto to serve process in any other manner permitted by applicable law or to obtain jurisdiction over any party or bring actions, suits or proceedings against any party in such other jurisdictions, and in such matter, as may be permitted by applicable law.

34.4 Finance Party rights unaffected. Nothing in this Section 34 shall exclude or limit any right which any Finance Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

34.5 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY ANY APPLICABLE LAWS, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTION DOCUMENTS, THE ADVANCES, OR THE ACTIONS OF THE ADMINISTRATIVE AGENT OR ANY FINANCE PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

34.6 Conflicting Provisions. In the event of any conflict between this Agreement and any other Finance Document, this Agreement shall prevail.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Senior Secured Credit Facility Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

PACIFIC SHARAV S.ÀR.L.		PACIFIC DRILLING VII LIMITED

By:	/s/ Fred Vleghert	By:	/s/ Christian J. Beckett
Name:	Fred Vleghert	Name:	Christian J. Beckett
Title:	Manager	Title:	Director

PACIFIC DRILLING S.A.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Director

THE AGENTS AND CERTAIN FINANCE PARTIES

DNB BANK ASA, NEW YORK BRANCH, as Administrative Agent, as Security Agent, as GIEK Facility Agent, as Account Bank, as Mandated Lead Arranger, as Global ECA Coordinator		CITIBANK, N.A., as Mandated Lead Arranger, as Global ECA Coordinator, as Syndication Agent, as Bookrunner, as Structuring Bank and as Documentation Agent

By:	/s/ Barbara Gronquist	By:	/s/ Rob Malleck
Name:	Barbara Gronquist	Name:	Rob Malleck
Title:	Senior Vice President	Title:	Vice President

By:	/s/ Florianne Robin
Name:	Florianne Robin
Title:	Vice President

DNB MARKETS INC., as Structuring Bank, as Bookrunner and as Syndication Agent		ABN AMRO CAPITAL USA LLC, as Mandated Lead Arranger and Bookrunner

By:	/s/ Torwar Hansen	By:	/s/ Urvashi Zutshi
Name:	Torwar Hansen	Name:	Urvashi Zutshi
Title:	Managing Director	Title:	Managing Director

By:	/s/ Daniel M. Hochstadt	By:	/s/ Francis Birkeland
Name:	Daniel M. Hochstadt	Name:	Francis Birkeland
Title:	Managing Director	Title:

ING CAPITAL LLC, as Mandated Lead Arranger and Bookrunner		SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.), as Mandated Lead Arranger and Bookrunner

By:	/s/ Petra van Woensel	By:	/s/ Kristin Kongsrud
Name:	Petra van Woensel	Name:	Kristin Kongstrud
Title:	Director	Title:

		By:	/s/ Per Olav Bucher-Johannessen
		Name:	Per Olav Bucher-Johannessen
Title:

STANDARD CHARTERED BANK PLC, as Mandated Lead Arranger and Bookrunner

By:	/s/ Stephen Hackett
Name:	Stephen Hackett
Title:	Regional Head, Structured Finance

GIEK FACILITY LENDER

EKSPORTKREDITT NORGE AS, as GIEK Facility Lender

By:	/s/ Jostein Djupvik
Name:	Jostein Djupvik
Title:	Senior Vice President – Lending

COMMERCIAL FACILITY LENDERS

DNB BANK ASA, GRAND CAYMAN BRANCH, as Lender		CITIBANK, N.A., LONDON BRANCH, as Lender

By:	/s/ Barbara Gronquist	By:	/s/ George Clayton
Name:	Barbara Gronquist	Name:	George Clayton
Title:	Senior Vice President	Title:	Vice President & Director

By:	/s/ Florianne Robin
Name:	Florianne Robin
Title:	Vice President

ABN AMRO CAPITAL USA LLC, as Lender		CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, as Lender

By:	/s/ Urvashi Zutshi	By:	/s/ Nana B. Prempeh
Name:	Urvashi Zutshi	Name:	Nana B. Prempeh
Title:	Managing Director	Title:	Attorney-in-Fact

By:	/s/ Francis Birkeland
Name:	Francis Birkeland
Title:

CRÉDIT INDUSTRIEL ET COMMERCIAL, as Lender		ING CAPITAL LLC, as Lender

By:	/s/ Andrew McKuin	By:	/s/ Petra van Woensel
Name:	Andrew McKuin	Name:	Petra van Woensel
Title:	Managing Director	Title:	Director

By:	/s/ Alex Aupoix
Name:	Alex Aupoix
Title:	Vice President

NIBC BANK N.V., as Lender		SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.), as Lender

By:	/s/ Saskia Hovers	By:	/s/ Kristin Kongsrud
Name:	Saskia Hovers	Name:	Kristin Kongstrud
Title:	Managing Director	Title:

By:	/s/ Jerden van der Putten	By:	/s/ Per Olav Bucher-Johannessen
Name:	Jerden van der Putten	Name:	Per Olav Bucher-Johannessen
Title:	Associate Director	Title:

STANDARD CHARTERED BANK PLC, as Lender

By:	/s/ Stephen Hackett
Name:	Stephen Hackett
Title:	Regional Head, Structured Finance

SCHEDULE 1

COMMERCIAL FACILITY LENDERS AND COMMERCIAL FACILITY LOAN COMMITMENTS

Lender and Lending Office	Commitment (US Dollars)

Citibank, N.A., London Branch Citigroup Centre Canada Square Canary Wharf London E14 5LB Fax: + 44 20 7942 7512	$67,500,000

DNB Bank ASA, Grand Cayman Branch 200 Park Avenue, 31st Floor New York, NY 10043 Email: florianne.robin@dnb.no barbara.gronquist@dnb.no	$67,500,000

ABN AMRO Capital USA LLC 100 Park Avenue New York, New York 10017 Fax: +1 917 284 6683 FAO: Francis Birkeland	$67,500,000

Crédit Agricole Corporate & Investment Bank 9, quai du Président Paul Doumer 92 920 Paris La Defense France Fax: + 33 1 41 89 29 87	$50,000,000

Crédit Industriel et Commercial 520 Madison Avenue 37th Floor New York, NY 10022 Fax: +1 212-715-4477 Attn: Loan Servicing Department	$20,000,000

ING Capital LLC 1325 Avenue of the Americas New York, NY 10019 Fax: +1 646-407-7484	$67,500,000

Schedule 1 - 1

Lender and Lending Office	Commitment (US Dollars)

NIBC Bank N.V. Carnegieplein 4 2517 KJ The Hague The Netherlands Fax: + 31 (0)70 342 55 77	$25,000,000

Standard Chartered Bank plc Loan Processing Unit Two Gateway Center, 13th Floor - Newark, NJ 07102 Tel: +1 (201) 706-5311 Fax: +1 (201) 706-6722	$67,500,000

Skandinaviska Enskilda Banken AB (publ.) SEB Merchant Banking Filipstad Brygge 1 P.O Box 1843 Vika NO-0123 Oslo	$67,500,000

Schedule 1 - 2

SCHEDULE 2

DRAWDOWN NOTICE

To:	DNB BANK ASA, NEW YORK BRANCH, as Administrative Agent

[                    ]

[                    ]

[                    ]

[                    ]

[                    ]

Attention:   [                            ]                                                                                                                                [Date]

DRAWDOWN NOTICE

1.	We refer to the senior secured credit facility agreement (the “Loan Agreement”) dated [—] 20 and made between ourselves, as Borrowers, the Lenders referred to therein, the Mandated Lead Arrangers referred to therein, yourselves as Administrative Agent and the Security Agent referred to therein in connection with a facility of up to [US$1,000,000,000]. Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2.	We request to borrow [two (2) Advance(s)] as follows:

(a) Amount: US$[—] comprising;

(i)	$[—] in respect of the GIEK Facility Advance; and

(ii)	$[—] in respect of the Commercial Facility Advance.

(b) This GIEK Facility Advance shall be a [GIEK Facility Meltem Advance] / [GIEK Facility Sharav Advance];

(c) This Commercial Facility Advance shall be a [Commercial Facility Meltem Advance] / [Commercial Facility Sharav Advance];

(d) Drawdown Date: [—];

(e) Payment instructions: account of [—] and numbered [—] with [—] of [—].

3.	The duration of each Interest Period shall be [three (3) months] [six (6) months].

4.	The proceeds of the requested Advances shall be used for the following purposes: [—].

5.	On the date of this Drawdown Notice, the vessel Pacific [Sharav] / [Meltem] [is subject to the Satisfactory Drilling Contract described as that certain [—] dated [—] by and between [—]] / [is not subject to a Satisfactory Drilling Contract].

6.	On the date of this Drawdown Notice, the Minimum Equity Threshold is [ / ] debt/equity. Annex A attached hereto and made a part hereof reflects the method by which such Minimum Equity Threshold has been calculated as of the date hereof.

Schedule 2 - 1

7.	The aggregate Fair Market Value of the vessels that are collateral for the PFA and the Collateral Vessels as of the Drawdown Date is $[—].

8.	The aggregate amount outstanding under the PFA and the Loan Agreement as of the Drawdown Date is $[—], which amount is less than or equal to 65% of the aggregate Fair Market Value of the vessels that are collateral for the PFA and the Collateral Vessels.

9.	We represent and warrant that:

(a) the Repeating Representations and Warranties are true and correct in all material respects as of the date of this Drawdown Notice with reference to the circumstances now existing (except to the extent such Repeating Representations and Warranties reference an earlier date, in which case such Repeating Representations and Warranties shall be true and correct in all material respects as of such earlier date); and

(b) no Default or Event of Default has occurred and is continuing or will result from the borrowing of the Advances.

Schedule 2 - 2

for and on behalf of

PACIFIC SHARAV S.ÀR.L.

Name:

Title:

for and on behalf of

PACIFIC DRILLING VII LIMITED

Schedule 2 - 3

ANNEX A TO DRAWDOWN NOTICE

[Calculation in support of Minimum Equity Threshold]

Schedule 2 - 4

SCHEDULE 3

CONDITIONS PRECEDENT

PART A

Pre-Delivery Date Conditions

The Administrative Agent shall have received on or before such date the following documents or evidence, being the documents referred to in Section 10.2, each, to the extent applicable, duly executed and dated on or prior to such date (unless otherwise specified), in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified) and, to the extent applicable, in sufficient counterparts for each Lender:

(i) This Agreement.

(ii) Each Assignment of Accounts and each Account Control Agreement, together with evidence that the Earnings Accounts and the Group Corporate Accounts have been duly established.

(iii) The Assignment of Construction Contracts respecting each Collateral Vessel and the Assignments of Refund Guarantees relating thereto (together with the original Refund Guarantees).

(iv) The Share Pledge Agreement respecting each Borrower.

(v) An Officer’s Certificate of each Obligor and the Pledgor certifying as to and attaching (w) copies of its constitutional documents and of the resolutions of the Board of Directors (or similar body) and if applicable, shareholder consents of such Obligor and such Pledgor approving, as the case may be, this Agreement and each other Finance Document to which it is or is intended to be a party and the transactions contemplated hereby, (x) all other documents evidencing other necessary company action and governmental and other third party approvals and consents, if any, with respect to this Agreement and each Finance Document to which it is or is intended to be a party, and (y) the names and true signatures of the officers of such Obligor and such Pledgor authorized to sign each Finance Document to which it is or is intended to be a party.

(vi) A certificate of good standing or its equivalent as to PDVIIL issued by the relevant authorities of its jurisdiction of incorporation dated not more than five (5) Business Days or such longer time as the Administrative Agent may agree prior to such date.

(vii) A copy of an excerpt from the Luxembourg trade and companies register in relation to each Luxembourg Obligor and an electronic certificat de non-inscription d’une décision judiciaire (certificate as to the non-inscription of a court decision) in relation to each Luxembourg Obligor, each dated as of a recent date.

(viii) A certificate signed by a Responsible Officer of each Obligor, dated such date, in form and substance satisfactory to the Administrative Agent, certifying that (A) the representations and warranties made by such Obligor contained in each Finance Document to which such Obligor is a party are correct in all material respects on such date and after giving effect to the transactions contemplated hereby, as though made on and as of such date (other than any such representations or warranties that, by their terms, refer to a date other than such date), (B) such Obligor is Solvent, (C) no Default or Event of Default has occurred and is continuing immediately before or after giving effect to such Advance, and (D) as to the absence of any pending proceeding for the dissolution or liquidation of such Obligor, or to the knowledge of such Obligor, threatening its existence.

Schedule 3 - 1

(ix) Each of the statements set forth in or by reference in the certificate described in the preceding sub-clause (viii) shall be true and correct in all material respects.

(x) A Drawdown Notice relating to the Advance(s) to be made on such date.

(xi) If relevant and requested by the Administrative Agent, a certificate of a Responsible Officer of the applicable Borrower confirming that any withholding tax will be paid or application to tax authorities has been or will be sent.

(xii) A favorable opinion of Vinson & Elkins L.L.P., counsel for the Obligors, and any local counsel (including without limitation, Luxembourg and the British Virgin Islands), as to such matters as any Finance Party through the Administrative Agent may reasonably request.

(xiii) A favorable opinion of Holland & Knight LLP, special counsel for the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent.

(xiv) A favorable opinion of Advokatfirmaet BA-HR DA, special Norwegian counsel for the Administrative Agent, in form and substance satisfactory to the Administrative Agent and the other Lenders.

(xv) An irrevocable written notice delivered by the relevant Obligors to the Administrative Agent, confirming such drilling contracts as shall constitute “Satisfactory Drilling Contracts” as defined herein.

(xvi) (A) Counsel for the Administrative Agent shall have been granted access to true, correct and complete copies of all Satisfactory Drilling Contracts and (B) the Administrative Agent shall have received a copy of an appropriate summary of the material terms of such Satisfactory Drilling Contracts certified by a Responsible Officer.

(xvii) All documents, instruments (including Uniform Commercial Code financing statements), notices, acknowledgments, registrations or similar instruments filed or for filing, in appropriate jurisdictions or to be given or made under any applicable law shall have been completed as reasonably requested by the Lenders so that there shall have been created a valid and perfected Security Interest in or over the Collateral in effect as of such date in favor of the Administrative Agent (in its capacity as Administrative Agent or Security Agent).

(xviii) (A) Since December 31, 2011, there shall not have occurred and be continuing any Material Adverse Effect and (B) no litigation by any entity (governmental or private) shall be pending or, to the best of the knowledge of the Obligors after due enquiry, threatened with respect to any Obligor or this Agreement or the Finance Documents which has had or could reasonably be expected to have, a Material Adverse Effect, and a Responsible Officer of each Obligor shall have certified to each of the same.

(xix) (A) audited Consolidated financial statements of the Guarantor respecting the fiscal year ending December 31, 2011; (B) unaudited certified Consolidated and consolidating financial statements of the Guarantor for the first three fiscal quarters of 2012; (C) detailed projected Consolidated financial statements of the Guarantor for the three (3) fiscal years commencing immediately after such date, and (D) a Certificate of Compliance executed by the Chief Financial Officer of the Guarantor.

Schedule 3 - 2

(xx) All necessary governmental approvals and material third party approvals and/or consents in connection with the transactions contemplated by the Finance Documents shall have been obtained and remain in effect, and there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing material adverse conditions on the transactions contemplated by the Finance Documents.

(xxi) A letter from the process agent named in Section 34.3 in form and substance satisfactory to the Administrative Agent confirming such process agent’s acceptance of its appointment for service of process on all Obligors in connection with the Finance Documents.

(xxii) Copies certified as true, correct and complete by a Responsible Officer of each Borrower of (A) the Construction Contract and Refund Guarantee(s) respecting each Collateral Vessel, together with such Borrower’s certification that such Construction Contract and the Refund Guarantees are in full force and effect and have not been repudiated and (B) documentation evidencing the costs associated with each progress payment drawdown prior to such drawdown.

(xxiii) All “Know Your Customer” information and documentation with respect to the Obligors, and any Approved Manager and any Internal Charterer and the Pledgor and their respective authorized signatories and directors, under applicable anti-money laundering rules and regulations or the Patriot Act or otherwise, in each case as requested by any Lender in connection with its internal compliance regulations thereunder.

(xxiv) All fees, costs and expenses then due pursuant to the Fee Letters and all other fees, costs and expenses (including without limitation legal fees and expenses) due hereunder, to the extent invoiced at least five (5) Business Days prior to the relevant due date, shall have been paid in full by the Borrowers.

(xxv) Evidence reasonably satisfactory to the Administrative Agent that, after such Advance(s) will be made, the Minimum Equity Threshold set out in Section 4.8 is met.

(xxvi) Evidence reasonably satisfactory to the Administrative Agent in the form of an updated schedule of Project Costs that the equity contribution required by Section 4.8 has been or, within thirty (30) days will be, paid to the payees under the Eligible Contract(s) and confirmation from the Builder of receipt of all prior payments owing to such Builder.

(xxvii) Evidence satisfactory to the Administrative Agent that the PFA and related documents have been amended to allow for the release of a portion of the Debt Service Reserve Required Balance amounts (as defined in the PFA) held in the Debt Service Reserve Accounts (as defined in the PFA) established and maintained by each PFA Borrower to the Guarantor.

(xxviii) The GIEK Guarantees in favor of the GIEK Facility Lender shall be in full force and effect.

(xxix) Such other items as the Administrative Agent (or any Lender through the Administrative Agent) may reasonably require.

Schedule 3 - 3

PART B

Delivery Date Conditions

The Administrative Agent shall have received on or before such date the following documents or evidence, being the documents referred to in Section 10.3, each, to the extent applicable, duly executed and dated on or prior to such date (unless otherwise specified), in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified) and, to the extent applicable, in sufficient counterparts for each Lender:

(i) A Ship Mortgage for the applicable Collateral Vessel in favor of the Security Agent as mortgagee and trustee for the benefit of the Lenders, together with evidence that such Ship Mortgage has been duly recorded and is in full force and effect.

(ii) An Assignment of Insurances covering such Collateral Vessel.

(iii) An Assignment of Re-insurances covering such Collateral Vessel.

(iv) An Assignment of Earnings covering such Collateral Vessel.

(v) An Officer’s Certificate stating that the applicable Borrower has not entered into any Internal Charter, or if such Borrower has entered into an Internal Charter, a copy of each duly executed Internal Charter respecting the applicable Collateral Vessel, together with (i) an Assignment of Insurances executed by the Internal Charterer, (ii) an Assignment of Earnings executed by the Internal Charterer and (iii) the Assignment of Internal Charter executed by the Internal Charterer.

(vi) An assignment of any Hedging Agreements (if applicable).

(vii) [RESERVED]

(viii) An Assignment of Accounts and an Account Control Agreement of the relevant Borrower and, if applicable, Internal Charterer, together with evidence that the Earnings Accounts and the Group Corporate Accounts have been duly established, as previously provided.

(ix) A copy of any Management Agreement then in effect (certified by a Responsible Officer of the applicable Borrower as true, correct and complete) and an Assignment of Management Agreement in respect thereof, as applicable, relating to such Collateral Vessel.

(x) A Share Pledge Agreement respecting each Borrower, as previously provided.

(xi) An Officer’s Certificate of each Obligor certifying as to and attaching (w) copies of its constitutional documents and of the resolutions of the Board of Directors (or similar body) and if applicable, shareholder consents of such Obligor approving this Agreement and each other Finance Document to which it is or is intended to be a party and the transactions contemplated hereby, (x) all other documents evidencing other necessary company action and governmental and other third party approvals and consents, if any, with respect to this Agreement and each Finance Document to which it is or is intended to be a party, and (y) the names and true signatures of the officers of such Obligor authorized to sign each Finance Document to which it is or is intended to be a party.

(xii) A certificate signed by a Responsible Officer of each Obligor, dated such date, in form and substance reasonably satisfactory to the Administrative Agent, certifying that (A) the representations

Schedule 3 - 4

and warranties made by such Obligor contained in each Finance Document to which such Obligor is a party are correct in all material respects on such date and after giving effect to the transactions contemplated hereby, as though made on and as of such date (other than any such representations or warranties that, by their terms, refer to a date other than such date), (B) each Obligor is Solvent, (C) no Default or Event of Default has occurred and is continuing immediately before or after giving effect to such Advance, (D) as to the absence of any pending proceeding for the dissolution or liquidation of such Obligor, or to the knowledge of such Obligor, threatening its existence, and (E) no Collateral Vessel has been or will be delivered under any charter or drilling contract prior to the due recording of the Ship Mortgage of such Collateral Vessel in accordance with the provisions of this Agreement.

(xiii) each of the statements set forth in or by reference in the certificate described in the preceding sub-clause (xii) shall be true and correct in all material respects.

(xiv) Documentary evidence that upon making the relevant Advance:

(1)	the Collateral Vessel will have been unconditionally delivered by the Builder to, and accepted by, the applicable Borrower under the Construction Contract, and the full Contract Price then payable under the Construction Contract will have been duly paid;

(2)	the Collateral Vessel will be registered (provisionally or permanently) in the name of the relevant Borrower as owner in the Republic of Liberia or an Approved Flag State free and clear of all record liens and encumbrances other than the applicable Ship Mortgage;

(3)	the Collateral Vessel will be in the absolute and unencumbered ownership of the relevant Borrower save as contemplated by the Transaction Documents;

(4)	the Collateral Vessel will maintain the class + 1A1, Vessel - shaped drilling unit (N), DRILL (N), CRANE, HELDK-SH, DYNPOS-AUTRO, F-AM, EO with the Classification Society (free of all material recommendations and conditions);

(5)	the Ship Mortgage is duly registered against the Collateral Vessel as a valid first preferred ship mortgage;

(6)	the Collateral Vessel will be insured in accordance with the provisions of this Agreement and the Ship Mortgage and all requirements therein in respect of Insurances will have been complied with;

(7)	the Collateral Vessel has not suffered a Total Loss; and

(8)	the Collateral Vessel has not been delivered under any charter or drilling contract prior to the due recording of the Ship Mortgage of such Collateral Vessel in accordance with the provisions of this Agreement.

(xv) (A) Since December 31, 2011, there shall not have occurred and be continuing any Material Adverse Effect and (B) no litigation by any entity (governmental or private) shall be pending or, to the best knowledge of the Obligors, after due enquiry, threatened with respect to any Obligor or this Agreement or the Finance Documents which has had or could reasonably be expected to have, a Material Adverse Effect, and a Responsible Officer of each Obligor shall have certified to each of the same.

Schedule 3 - 5

(xvi) All necessary governmental approvals and material third party approvals and/or consents in connection with the transactions contemplated by the Finance Documents shall have been obtained and remain in effect, and there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing material adverse conditions on the transactions contemplated by the Finance Documents.

(xvii) All documents, instruments (including Uniform Commercial Code financing statements), notices, acknowledgments, registrations or similar instruments filed or for filing, in appropriate jurisdictions or to be given or made under any applicable law shall have been completed as reasonably requested by the Lenders so that there shall have been created a valid and perfected Security Interest in or over the Collateral in effect as of such date in favor of the Administrative Agent (in its capacity as Administrative Agent or Security Agent).

(xviii) Letters of undertaking, copies of cover notes and loss payable clauses, and a broker’s report substantially in the form of Exhibit M with such changes as the Borrowers and the Administrative Agent shall agree, confirming that the insurance requirements under Section 14 hereof have been complied with.

(xix) Evidence that such Collateral Vessel has received an interim class certificate.

(xx) Evidence that the relevant Borrower, as owner is in compliance with the ISM and also with the International Ship and Port Facility Security Code as adopted by the IMO, such evidence being a valid Document of Compliance (being a Document issued as evidence of its compliance with the requirements of the ISM Code) duly issued and a valid interim Safety Management Certificate (being a Document issued to a vessel as evidence that the vessel operator and its shipboard management operate in accordance with an approved and structured and documented system enabling the Personnel of that vessel manager to implement effectively the safety and environmental protection policy of that vessel manager) duly issued to the respective Collateral Vessel pursuant to the ISM Code.

(xxi) A copy of the executed protocol of delivery and acceptance between the Builder and the applicable Borrower, builder’s certificate and bill of sale respecting the Collateral Vessel delivered on such date and evidence reasonably satisfactory to the Administrative Agent that the applicable Borrower holds title free and clear of all liens except Permitted Security Interests.

(xxii) Evidence reasonably satisfactory to the Administrative Agent that all amounts due to the Builder under the relevant Construction Contract have been or will be paid in full upon delivery.

(xxiii) A Certificate of a Responsible Officer of the relevant Borrower certifying that, to such Responsible Officer’s knowledge, after due inquiry, the applicable Collateral Vessel has been constructed in accordance with the terms of, and meets the criteria of, the relevant Construction Contract, in all material respects.

(xxiv) Evidence reasonably satisfactory to the Administrative Agent that all security interests respecting the relevant Collateral Vessel have been duly perfected with first priority.

(xxv) A favorable opinion of Vinson & Elkins L.L.P., counsel for the Obligors, and any local counsel (concerning the laws of the relevant Approved Flag State and such other relevant jurisdictions as the Administrative Agent may request, including without limitation, the Republic of Liberia, Luxembourg and the British Virgin Islands), as to such matters as any Finance Party through the Administrative Agent may reasonably request.

Schedule 3 - 6

(xxvi) A favorable opinion of Holland & Knight LLP, special counsel for the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent and the Lenders.

(xxvii) A favorable opinion of Advokatfirmaet BA-HR DA, special Norwegian counsel for the Administrative Agent, in form and substance satisfactory to the Administrative Agent and the other Lenders.

(xxviii) The GIEK Guarantees in favor of the GIEK Facility Lender shall be in full force and effect.

(xxix) All fees, costs and expenses then due pursuant to the Fee Letters and all other fees, costs and expenses (including without limitation legal fees and expenses) due hereunder, to the extent invoiced at least five (5) Business Days prior to the relevant due date, shall have been paid in full by the Borrowers.

(xxix) Such other items as the Administrative Agent may reasonably require as a result of a material change in law or circumstance since the date of this Agreement.

Schedule 3 - 7

SCHEDULE 4

TRANSFER CERTIFICATE

The Transferor and the Transferee accept exclusive responsibility for ensuring that this Certificate and the transaction to which it relates comply with all legal and regulatory requirements applicable to them respectively.

To:	[Name of Administrative Agent] for itself, the Security Agent and each Lender, and each Obligor as defined in the Loan Agreement referred to below.

[—]

1	This Certificate relates to a Senior Secured Credit Facility Agreement (the “Loan Agreement”) dated [—] 20 and made between (1) [ ] (the “Borrowers”), (2) the GIEK Facility Lender, (3) the banks and financial institutions named therein, as Lenders (4) [ ], as Mandated Lead Arrangers, (5) DNB Bank ASA, New York Branch, as Administrative Agent, (6) DNB Bank ASA, New York Branch, as Security Agent for a loan facility of up to US$1,000,000,000 and (7) the other parties named therein.

2	In this Certificate, terms defined in the Loan Agreement shall, unless the contrary intention appears, have the same meanings and:

“Relevant Parties” means the Administrative Agent, each Obligor, the Security Agent and each Lender;

“Transferor” means [full name] of [lending office]; and

“Transferee” means [full name] of [lending office].

3	The effective date of this Certificate is [—] provided that this Certificate shall not come into effect unless it is signed by the Administrative Agent on or before that date.

4	The Transferor assigns to the Transferee absolutely all rights and interests (present, future or contingent) which the Transferor has as Lender under or by virtue of the Loan Agreement and every other Finance Document in relation to [—] per cent. of its Contribution, which percentage represents $[—].

5	By virtue of this Transfer Certificate and Section 29 of the Loan Agreement, the Transferor is discharged [entirely from its Commitment which amounts to $[—]] [from [—] per cent. of its Commitment, which percentage represents $[—]] and the Transferee acquires a Commitment of $[—].

6	The Transferee undertakes with the Transferor and each of the Relevant Parties that the Transferee will observe and perform all the obligations under the Finance Documents which Section 29 of the Loan Agreement provides will become binding on it upon this Certificate taking effect.

7	The Administrative Agent, at the request of the Transferee (which request is hereby made) accepts, for the Administrative Agent itself and for and on behalf of every other Relevant Party, this Certificate as a Transfer Certificate taking effect in accordance with Section 29 of the Loan Agreement.

Schedule 4 - 1

8	The Transferor:

(a)	warrants to the Transferee and each Relevant Party that:

(i)	the Transferor has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which are in connection with this transaction; and

(ii)	this Certificate is valid and binding as regards the Transferor;

(b)	warrants to the Transferee that the Transferor is absolutely entitled, free of encumbrances, to all the rights and interests covered by the assignment in paragraph 4; and

(c)	undertakes with the Transferee that the Transferor will, at its own expense, execute any documents which the Transferee reasonably requests for perfecting in any relevant jurisdiction the Transferee’s title under this Certificate or for a similar purpose.

9 The Transferee:

(a)	confirms that it has received a copy of the Loan Agreement and each other Finance Document;

(b)	agrees that it will have no rights of recourse on any ground against either the Transferor, the Administrative Agent, the Security Agent or any Lender in the event that:

(i)	any of the Finance Documents prove to be invalid or ineffective,

(ii)	any Obligor fails to observe or perform its obligations, or to discharge its liabilities, under any of the Finance Documents;

(iii)	it proves impossible to realise any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of the Borrowers or Obligor under the Finance Documents;

(c)	agrees that it will have no rights of recourse on any ground against the Administrative Agent, the Security Agent or any Lender in the event that this Certificate proves to be invalid or ineffective;

(d)	warrants to the Transferor and each Relevant Party that:

(i)	it has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which it needs to take or obtain in connection with this transaction; and

(ii)	this Certificate is valid and binding as regards the Transferee; and

(e)	confirms the accuracy of the administrative details set out below regarding the Transferee.

Schedule 4 - 2

10	The Transferor and the Transferee each undertake with the Administrative Agent and the Security Agent severally, on demand, fully to indemnify the Administrative Agent and/or the Security Agent in respect of any claim, proceeding, liability or expense (including all legal expenses) which they or either of them may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross and culpable negligence or dishonesty of the Administrative Agent’s or the Security Agent’s own officers or employees.

11	The Transferee shall repay to the Transferor on demand so much of any sum paid by the Transferor under paragraph 10 as exceeds one-half of the amount demanded by the Administrative Agent or the Security Agent in respect of a claim, proceeding, liability or expense which was not reasonably foreseeable at the date of this Certificate; but nothing in this paragraph shall affect the liability of each of the Transferor and the Transferee to the Administrative Agent or the Security Agent for the full amount demanded by it.

[Name of Transferor]	[Name of Transferee]

By:	By:

Date:	Date:

Administrative Agent

Signed for itself and for and on behalf of itself

as Administrative Agent and for every other Relevant Party

[Name of Administrative Agent]

By:

Date:

Schedule 4 - 3

Administrative Details of Transferee

Name of Transferee:

Lending Office:

Contact Person

(Loan Administration Department):

Telephone:

Telex:

Fax:

Contact Person

(Credit Administration Department):

Telephone:

Telex:

Fax:

Account for payments:

Note:	This Transfer Certificate alone may not be sufficient to transfer a proportionate share of the Transferor’s interest in the security constituted by the Finance Documents in the Transferor’s or Transferee’s jurisdiction. It is the responsibility of each Lender to ascertain whether any other documents are required for this purpose.

Schedule 4 - 4

SCHEDULE 5

MANDATORY COST FORMULA

1	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Financial Services Authority (or any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2	On the first day of each Interest Period (or as soon as possible thereafter) the Administrative Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Administrative Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Advance) and will be expressed as a percentage rate per annum.

3	The Additional Cost Rate for any Lender lending from a lending office in a Participating Member State will be the percentage notified by that Lender to the Administrative Agent. This percentage will be certified by that Lender in its notice to the Administrative Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Advances made from that lending office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that lending office.

4	The Additional Cost Rate for any Lender lending from a lending office in the United Kingdom will be calculated by the Administrative Agent as follows:

E x 0.01	percent. per annum
300

Where:

E	is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Administrative Agent as being .the average of the most recent rates of charge supplied by the Reference Banks to the Administrative Agent pursuant to paragraph 6 below and expressed in pounds per £1,000,000.

5	For the purposes of this Schedule:

(a)	“Eligible Liabilities” and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)	“Fees Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)	“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate);

Schedule 5 - 1

(d)	“Participating Member State” means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union; and

(e)	“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6	If requested by the Administrative Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Administrative Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

7	Each Lender shall supply any information required by the Administrative Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information in writing on or prior to the date on which it becomes a Lender:

(a)	the jurisdiction of its lending office; and

(b)	any other information that the Administrative Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Administrative Agent in writing of any change to the information provided by it pursuant to this paragraph.

8	The rates of charge of each Reference Bank for the purpose of E above shall be determined by the Administrative Agent based upon the information supplied to it pursuant to paragraph 6 above and on the assumption that, unless a Lender notifies the Administrative Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a lending office in the same jurisdiction as its lending office.

9	The Administrative Agent shall have no liability to any Person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 6 and 7 above is true and correct in all respects.

10	The Administrative Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 6 and 7 above.

11	Any determination by the Administrative Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all parties.

12

The Administrative Agent may from time to time, after consultation with the Borrowers and the Lenders, determine and notify to all parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements’ from

Schedule 5 - 2

time to time imposed by the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all parties.

Schedule 5 - 3

SCHEDULE 6

DISCLOSED LITIGATION

None

Schedule 6 - 1

SCHEDULE 7

PRE-APPROVED FLAG STATES

1.	The Republic of Liberia;

2.	The Republic of the Marshall Islands; and

3.	Panama

Schedule 7 - 1

SCHEDULE 8

ESTIMATED PROJECT COSTS

[Omitted]

Schedule 8 - 1

SCHEDULE 9

EXCEPTIONS TO REPRESENTATIONS

None

Schedule 9 - 1

SCHEDULE 10

LIST OF NORWEGIAN SUPPLIERS AND CONTRACTS

[Omitted]

Schedule 10 - 1

EXHIBIT A

FORM OF ASSIGNMENT OF ACCOUNTS

SEE ATTACHED

EXHIBIT A

FORM OF ASSIGNMENT

OF ACCOUNTS

ASSIGNMENT OF ACCOUNTS

By this Assignment of Accounts, dated as of [            , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Assignment”) [PACIFIC DRILLING VII LIMITED, a company incorporated under the laws of the British Virgin Islands][PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg][[INTERNAL CHARTERER], a [            ] organized and existing under the laws of [            ]][PACIFIC DRILLING S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand-Duchy of Luxembourg], (the “Assignor”) and the owner of the Liberian flag vessel [PACIFIC MELTEM][PACIFIC SHARAV] (the “Collateral Vessel”), in consideration of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, has sold, pledged, assigned, transferred and set over, and does hereby sell, pledge, assign, transfer and set over unto DNB Bank ASA, New York Branch, as Security Agent (together with its successors and assigns, the “Security Agent”), under that certain Senior Secured Credit Facility Agreement dated as of [                 , 20    ] (as may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [            ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [            ], as bookrunners, and unto the Security Agent and its successors and assigns, as such Security Agent to its and such successors’ and assigns’ own proper use and benefit, as security for the payment and performance of the Secured Liabilities, all of the Assignor’s right, title and interest in and to the Assigned Property (as defined below) and any proceeds thereof, in accordance with the terms set forth below.

1. Definitions.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Credit Agreement.

“Assigned Property” means any and all of the Assignor’s right, title, and interest, now owned or hereafter acquired, of whatever nature and however evidenced, in and to the Earnings Account, including without limitation, all moneys, instruments and investment property (as such terms are defined in Article 9 of the UCC) and other property deposited therein or standing to the

Assignment of Accounts

credit of the Earnings Account, all rights to receive payment or other consideration respecting the Earnings Account, and all certificates or other instruments or documents, if any, representing or evidencing the Earnings Account, and all proceeds of any of the foregoing, whether now existing or hereafter acquired.

“Earnings” means all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Assignor, which arise out of the use or operation of the Collateral Vessel, including (but not limited to):

(a) all freight, hire and passage moneys, compensation payable to the Assignor in the event of requisition of the Collateral Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Collateral Vessel;

(b) all moneys which are at any time payable under the Insurances in respect of loss of earnings; and

(c) if and whenever the Collateral Vessel is employed on terms whereby any moneys falling within paragraphs (a) or (b) are pooled or shared with any other Person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Collateral Vessel;

Notwithstanding the foregoing, and for the avoidance of doubt, Earnings shall not include any moneys payable to other Persons who are party to a Satisfactory Drilling Contract or any other drilling contract for Collateral Vessel operations in order to satisfy local content requirements, provided that such moneys shall not exceed 15% of the daily rate under the applicable drilling contract unless the Majority Lenders shall have provided their prior written consent.

“Earnings Account” means each bank account held in the name of the applicable Assignor with the Security Agent, as Account Bank and more fully described on Schedule 1 hereto under the heading “Earnings Account”, as the case may be, or any other account (with that or another office of the Account Bank or with a bank or financial institution other than the Account Bank) which is designated by the applicable Assignor and the Security Agent as an Earnings Account for the purposes of this Assignment.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York, USA, without reference to any of its conflict of laws provisions, and any other applicable law.

2. Agreements of the Assignor. The Assignor represents, warrants and covenants as follows:

2.1 Maintenance of the Earnings Account. Until the termination of this Assignment as provided in Section 17 hereof, the Assignor shall establish and maintain the Earnings Account in its name with the Security Agent.

2.2 Deposits – Earnings Account. The Assignor shall cause to be deposited in the Earnings Account directly by each relevant account debtor (a) all Earnings, and (b) any proceeds of any of the foregoing and all interest and earnings from the investment of any of the foregoing and the proceeds thereof.

3	Assignment of Accounts

2.3 Perfection of Security Interest. The Assignor authorizes the Security Agent to file UCC financing statements and continuations thereof in such filing offices as the Security Agent shall determine and agrees to take whatever other action is reasonably requested by the Security Agent (including but not limited to the execution and delivery of a deposit account control agreement substantially in the form of Exhibit J to the Credit Agreement) to perfect and continue the Security Agent’s perfected security interest in the Assigned Property. The Assignor hereby appoints the Security Agent as such Assignor’s attorney-in-fact for the purpose of executing any documents necessary to perfect or continue the perfected security interest granted herein. The appointment of the Security Agent as the Assignor’s attorney-in-fact is given for valuable consideration and is coupled with an interest and is hereby declared to be irrevocable. Subject to the provisions of Section 21 of the Credit Agreement, the Assignor will reimburse the Security Agent for all expenses of perfecting or continuing the security interest granted herein.

2.4 Transactions Involving Assigned Property. Except as permitted pursuant to Section 19.4 of the Credit Agreement, the Assignor shall neither sell, make an offer to sell, distribute or otherwise transfer any Assigned Property, nor pledge, mortgage, encumber or otherwise permit any Assigned Property to be subject to any Security Interest, other than in favor of the Security Agent, without the prior written consent of the Security Agent.

2.5 Title. The Assignor represents and warrants that it holds, and will hold at the time of deposit thereof in the Earnings Account, good title to the Assigned Property owned by it, subject to no Security Interests or other liens other than Permitted Security Interests. The Assignor shall defend the Security Agent’s rights in the Assigned Property against claims and demands by any and all persons.

2.6 Compliance With Laws. The Assignor represents and warrants that its use of the Assigned Property complies, and covenants that in the future such use will comply, with all existing applicable laws, ordinances, and regulations of any Government Entity except to the extent that the failure to do so could not reasonably be expected to cause a Material Adverse Effect.

2.7 Relocation of Earnings Account. At any time following the occurrence and during the continuation of an Event of Default, the Security Agent may without the consent of the Assignor relocate the Earnings Account to any other branch or any Affiliate of the Security Agent, without prejudice to the rights of the Finance Parties under the Finance Documents. In addition, if a successor Security Agent is appointed as provided in the Credit Agreement, at the option of such successor Security Agent, the Earnings Account shall be transferred to such successor Security Agent. In the event of any such relocation of the Earnings Account, the Assignor agrees that it shall enter into such additional documents and instruments as the Security Agent may deem necessary in its sole discretion to ensure that all of the terms of this Assignment shall apply to the relocated Earnings Account.

4	Assignment of Accounts

3. Compliance; Withdrawals.

3.1 Compliance with Certain Laws. The Assignor shall execute all writings or forms and provide all information in the reasonable opinion of the Security Agent necessary to satisfy all of the requirements under the UCC or any other laws governing the Earnings Account or the assignment thereof as in effect in any relevant jurisdiction.

3.2 Withdrawals. The Assignor may withdraw or transfer sums from the Earnings Account in accordance with the terms of Section 19.4 of the Credit Agreement and provided, that no Event of Default has occurred and is continuing.

4. Further Assurances and Acts. The Assignor shall perform all acts necessary or appropriate to effectuate the purpose of this Assignment, including but not limited to: (i) upon the Security Agent’s demand, promptly executing and delivering any further instruments or documentation reasonably requested by the Security Agent; and (ii) doing all other acts that the Security Agent reasonably may deem necessary or appropriate in order to create, maintain, perfect, ensure first priority of, or otherwise effectuate any of the Security Agent’s Security Interests, mortgages, assignments, liens, rights, or interests in the Assigned Property.

5. Expenditures by Security Agent. The Security Agent may discharge taxes, liens, Security Interests, or other encumbrances at any time levied or placed on the Assigned Property and not discharged promptly by the Assignor, may pay for insurance on the Assigned Property and may pay for maintenance and preservation of the Assigned Property in each case, to the extent the Assignor is required to make such expenditures pursuant to the provisions of the Finance Documents. All such payments shall become a part of the Secured Liabilities secured by this Assignment and the other Security Documents and shall be payable on demand, with interest from date of expenditure until repaid at the rate set forth in Section 7 of the Credit Agreement. Such rights shall be in addition to any other rights or remedies to which the Security Agent may be entitled on account of any such failure to discharge or pay by the Assignor.

6. Events of Default. The Assignor shall be in default under this Assignment if any Event of Default occurs under the Credit Agreement.

7. Rights of Security Agent.

7.1 Rights Prior to Default or Thereafter. The Security Agent and its designated representatives or agents may, but shall not be obliged to, examine and inspect the Assigned Property or monitor the Earnings Account.

7.2 Rights Upon Default or Thereafter. Upon the occurrence and continuance of an Event of Default, the Security Agent may exercise, and the Assignor hereby appoints the Security Agent as its attorney-in-fact in order to exercise, any one or more of the following rights and remedies in addition to any other rights or remedies that may be available under the terms of the Credit Agreement at law, in equity, or otherwise:

7.2.1 The Security Agent may block the withdrawal of any sums from the Earnings Account by the Assignor. The Security Agent agrees to notify the Assignor in writing in the manner and at the address set forth by reference in Section 12 hereof promptly after it has taken a blocking action with respect to the Earnings Account.

5	Assignment of Accounts

7.2.2 The Assigned Property and/or any or all of the amounts standing to the credit of the Earnings Account from time to time may be applied by the Security Agent against all or any part of the Secured Liabilities in accordance with the terms of Section 18.1 of the Credit Agreement.

7.2.3 The Security Agent shall have full power to sell, transfer, or otherwise deal with the Earnings Account or proceeds thereof in its own name or that of the Assignor. The Security Agent may sell the Assigned Property at public auction or by private sale or disposition. Unless the Assigned Property threatens to decline speedily in value or is of the type customarily sold on a recognized market, the Security Agent will give the Assignor reasonable notice of the time and place of any public sale or reasonable notice of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice of any sale shall be conclusively met if such notice is mailed by registered or certified mail, postage prepaid, to the Assignor at its address set forth by reference in Section 12 hereof at least ten (10) days before the time of the sale or intended disposition. The Assignor shall be liable for expenses of retaking, holding, preparing for sale, selling, and all other expenses of the Security Agent in preserving, maintaining or enforcing its rights hereunder, and all such expenses shall be part of the Secured Liabilities secured by this Assignment and the other Security Documents. The Security Agent may specifically disclaim any warranties in connection with a sale or disposition of the Assigned Property and such disclaimer will not adversely affect the commercial reasonableness of the sale or disposition.

7.2.4 The Security Agent may have a receiver appointed as a matter of right. The receiver may be an employee of the Security Agent and may serve without bond. All fees of the receiver and his attorney shall be paid by the Assignor on demand and be secured hereby and by the other Security Documents.

7.2.5 The Security Agent shall have all rights of set-off respecting the Earnings Account as set forth in Section 26 of the Credit Agreement or granted by applicable law.

7.2.6 In addition to the foregoing, the Security Agent shall have and may exercise any or all of the rights and remedies of a secured creditor under the provisions of the UCC or other applicable law, at law, in equity, or otherwise.

8. Waiver by the Security Agent. The Security Agent shall not be deemed to have waived any rights hereunder, unless such waiver is in writing and signed by the Security Agent. No delay or omission on the part of the Security Agent in exercising any right shall operate as a waiver of such right or any other right. No consent or waiver, express or implied, by any party to or of any breach or default by any other in the performance by any other of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations hereunder.

9. Waivers by the Assignor. The Assignor makes the following waivers and assents:

9.1 The Assignor agrees that the Security Agent, in its capacity as such, shall not have any duty to collect or protect the Assigned Property or any income thereon, nor to preserve rights against prior parties, nor to preserve any rights pertaining to the Assigned Property beyond the safe custody thereof.

6	Assignment of Accounts

9.2 The Assignor waives notice of obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets and all suretyship defenses generally. Without limiting the generality of the foregoing, the Assignor agrees to the provisions of any instrument evidencing, securing or otherwise executed in accordance with the terms of this Assignment or the Finance Documents.

10. Remedies Cumulative. All of the Security Agent’s rights and remedies, whether evidenced hereby, by any other document, or by law, shall be cumulative and may be exercised singularly or concurrently. Election by the Security Agent to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or take action to perform an obligation of the Assignor under this Assignment after such Assignor’s failure to perform shall not affect the Security Agent’s right to declare a default and exercise its remedies under Section 7 hereof or under any of the Finance Documents.

11. Successors and Assigns. This Assignment shall be binding upon and inure to the benefit of the parties, their heirs, successors, and assigns. Should the Security Agent transfer its interest in the Assigned Property to a successor Security Agent, the Assignor will not assert as a defense, counter-claim, set-off or otherwise against such successor Security Agent, any claim known or unknown which the Assignor now has or claims to have or hereafter acquires against the prior Security Agent, and each right given to the Security Agent shall accrue to and may be exercised by any successor Security Agent.

12. Notices and Correspondence. All notices, requests, demands or other communications to or upon each of the parties hereto shall be made by notice to it in the manner set forth in Section 31 of the Credit Agreement at their respective addresses, or at such other addresses as the parties may from time to time specify to each other in writing.

13. Status of Assignor. The Assignor agrees that its respective obligations hereunder or under any Finance Document shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure of the Security Agent to assert any claim or demand or to enforce any right or remedy against the Assignor or any other Obligor hereunder or under any Finance Document or otherwise; (ii) any extensions or renewals of the Secured Liabilities; (iii) any rescissions, waivers, amendments or modifications of any of the terms or provisions of any agreement evidencing, securing or otherwise executed in connection, with this Assignment or any Finance Document; (iv) the substitution or release of any entity primarily or secondarily liable for any Secured Liabilities; (v) the adequacy of any rights the Security Agent may have against any Assigned Property or any other Collateral or other means of obtaining repayment of the Secured Liabilities; (vi) the impairment of any Assigned Property under this Assignment or any other Collateral given in respect of the Secured Liabilities, including but not limited to the failure to perfect or preserve any rights the Security Agent may have in the Assigned Property or such other Collateral; (vii) or in the substitution, exchange, surrender, release, loss or destruction of the Assigned Property or such other Collateral; or (viii) any other act or omission that might in any way vary the risk of any Obligor or otherwise operate as a release or discharge of any Obligor, all of which may be done without notice to the Assignor hereunder.

7	Assignment of Accounts

14. GOVERNING LAW. THIS ASSIGNMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES (WITH THE EXCEPTION OF SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

15. Consent to Jurisdiction; Process Agent. Each of the Assignor and the Security Agent hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment. Each of the Assignor and the Security Agent hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by law, in such federal court. Each of the Assignor and the Security Agent agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Assignor and the Security Agent irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment in any New York State or federal court sitting in New York County. Each of the Assignor and the Security Agent hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court. The Assignor hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A. as its authorized agent (the “Process Agent”) on which any and all legal process may be served in any suit, action or proceeding brought in any New York State court or federal court of the United States of America, in each case sitting in New York County. The Assignor agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 12, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. The Assignor agrees that the failure of the Process Agent to forward to it any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, the Assignor agrees to irrevocably appoint a replacement process agent in New York City, as its authorized agent for service of process, on the terms and for the purposes specified in this Section 15. Nothing in this Assignment or any other Finance Document will affect the right of the Assignor or the Security Agent to serve process in any other manner permitted by applicable law or to obtain jurisdiction over the other party or bring actions, suits or proceedings against the other party in such other jurisdictions, and in such manner, as may be permitted by applicable law.

16. Waiver of Jury Trial. BY ITS SIGNATURE BELOW WRITTEN, EACH OF THE ASSIGNOR AND THE SECURITY AGENT HERETO IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8	Assignment of Accounts

17. Termination. This Assignment shall terminate, and be of no further force and effect, upon the conclusion of the Security Period.

18. Counterparts. This Assignment may be executed and delivered in any number of counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one agreement.

19. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

20. Entire Agreement; Modifications. This Assignment, the other Finance Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof. This Assignment may not be altered or amended except by an agreement in writing, signed by the Security Agent and the Assignor.

21. Conflicting Provisions. In the event of there being any conflict between this Assignment and the Credit Agreement, the Credit Agreement shall prevail.

22. Continuing Security Interest. This Assignment shall create a continuing security interest in the Assigned Property and shall remain in full force and effect until the termination of this Assignment as provided in Section 17 hereof free of Security Interests and rights of set off other than those created under any Finance Document, or liens of the Security Agent, provided that this Assignment shall not terminate unless the Security Agent shall have consented, in its sole discretion, to such termination or closure.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

9	Assignment of Accounts

IN WITNESS WHEREOF, each party has executed this Assignment of Accounts as of the day and year first above written.

[PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.][INTERNAL CHARTERER][PACIFIC DRILLING S.A.], as Assignor

By
Name:
Title:

DNB Bank ASA, New York Branch, as Security Agent[ and Account Bank]

By
Name:
Title:

By
Name:
Title:

Assignment of Accounts

SCHEDULE 1 TO

ASSIGNMENT OF ACCOUNTS

Earnings Account

Account No.	Account Holder	Account Name
[ ]	[Pacific Drilling VII Limited] [Pacific Sharav S.ÀR.L.] [Pacific Drilling S.A.] [Name of Internal Charterer]	[Pacific Drilling VII Limited - Earnings Account] [Pacific Sharav S.ÀR.L. - Earnings Account] [Pacific Drilling S.A. – Earnings Account] [Name of Internal Charterer – Earnings Account]

Assignment of Accounts

EXHIBIT B

FORM OF ASSIGNMENT OF CONSTRUCTION CONTRACT

SEE ATTACHED

EXHIBIT B

FORM OF ASSIGNMENT OF

CONSTRUCTION CONTRACT

HULL [2057][2015]

ASSIGNMENT OF CONSTRUCTION CONTRACT

Dated [            ,      20    ]

By

[PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.], as Assignor,

IN FAVOR OF

DNB BANK ASA, NEW YORK BRANCH, as Security Agent

Assignment of Construction Contract

EXHIBIT I	FORM OF NOTICE OF ASSIGNMENT OF CONSTRUCTION CONTRACT
EXHIBIT II	FORM OF ACKNOWLEDGMENT OF BUILDER

Assignment of Construction Contract

HULL [2057][2015]

ASSIGNMENT OF CONSTRUCTION CONTRACT

THIS ASSIGNMENT OF CONSTRUCTION CONTRACT dated [            ,      20    ] (this “Assignment”), is made and entered into by [PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.], a [company][private limited liability company (société à responsabilité limitée)] incorporated and existing under the laws of [the British Virgin Islands][the Grand-Duchy of Luxembourg (f/k/a Pacific Drilling VI Limited)] (the “Assignor”), in favor of DNB BANK ASA, NEW YORK BRANCH, as security agent (the “Security Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Credit Agreement (as defined below).

PRELIMINARY STATEMENTS

(1) This Assignment is made pursuant to that certain Senior Secured Credit Facility Agreement dated as of [            ,      20    ] (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [                    ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [                    ], as bookrunners.

(2) Prior to the date hereof, the Assignor and Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea, as builder (the “Builder”), entered into that certain Contract for Construction and Sale of a Drillship (Hull No. [2057][2015]) dated [March 16, 2012][March 15, 2011] (together with all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered in connection therewith, in each case, as amended, modified or supplemented from time to time in accordance with the terms hereof or of the Credit Agreement, the “Construction Contract”), pursuant to which the Builder has agreed to build and the Assignor has agreed to purchase one dynamically positioned deepwater drillship with Hull No. [2057][2015] (the “Vessel”).

(3) The Builder has caused a refund guarantee dated [March 21, 2012][April 13, 2011] (the “Refund Guarantee”), respecting the Construction Contract to be issued by [The Export-Import Bank of Korea][Zurich American Insurance Company] (the “Refund Guarantor”) in favor of the Assignor, and the Assignor is executing an Assignment of Refund Guarantee in favor of the Security Agent as of the date hereof. The Refund Guarantor has acknowledged, or commercially reasonable efforts have been made by the Assignor to procure that the Refund Guarantor acknowledge the assignment of the Refund Guarantee to the Security Agent for the benefit of the Finance Parties.

Assignment of Construction Contract

(4) The Assignor will obtain substantial direct and indirect benefits as a result of the transactions contemplated by the Credit Agreement and the other Finance Documents entered into by the Assignor, the other Borrower and the Guarantor and, accordingly, desires to enter into this Assignment in order to satisfy the conditions described in the Credit Agreement.

NOW THEREFORE, in consideration of the foregoing, the Assignor hereby agrees with the Security Agent as follows:

SECTION 1. Assignment. (a) The Assignor, as beneficial owner, hereby transfers and assigns to the Security Agent on behalf of the Finance Parties, and grants the Security Agent a security interest in, all of the Assignor’s right, title and interest in and to the following collateral (the “Assigned Collateral”):

(i) (A) the Construction Contract, including without limitation, the right to accept delivery of and take title to the Vessel under the Construction Contract and, on behalf of the Assignor, to execute all documents necessary for the acceptance of the Vessel, (B) the right to be named as buyer (or have its nominee named as buyer) in all documents relating to the delivery of the Vessel, (C) the right to receive any and all monies due and to become due to the Assignor under the Construction Contract, (D) the benefit of the right to sue on all representations, warranties, undertakings or other assurances given to the Assignor under and in respect of the Construction Contract, (E) all causes and rights of action arising under or in respect of the Construction Contract against the Builder, and (F) all claims for damages for the breach by the Builder of any term of the Construction Contract; and

(ii) all cash, payments and proceeds of all instruments and all other property, tangible or intangible, whether now or hereafter existing, in which the Assignor has or shall have any interest, right or title under or through the Assigned Collateral and all other property, tangible or intangible, from time to time received, receivable or otherwise due or distributed in respect of or in exchange for any or all of the then existing Assigned Collateral; and

(iii) to the extent not covered by clauses (i) through (ii) of this Section 1, all proceeds of any or all of the foregoing.

(b) Upon termination of this Assignment as provided in Section 17 below, the Security Agent will, at the request and cost of the Assignor, re-assign to the Assignor the Assigned Collateral.

SECTION 2. Security for Secured Liabilities. This Assignment secures the payment and performance of all Secured Liabilities. The Assignor agrees that nothing contained herein or in any other agreement shall make, or be deemed to have made, the Secured Liabilities other than full recourse to the Assignor.

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SECTION 3. Custody of Collateral. All notes, writings, things, certificates or instruments which represent or evidence the Assigned Collateral promptly shall be turned over to and/or paid to the Security Agent upon the request of the Security Agent if an Event of Default shall have occurred and be continuing.

SECTION 4. Maintenance of Secured Liabilities. So long as any Secured Liabilities shall remain outstanding:

(a) The Assignor (i) will maintain, or cause to be maintained, the Construction Contract in full force and effect and will duly perform or cause to be performed all duties and obligations of the Buyer (therein defined) as therein provided, (ii) will give the Security Agent prior written notice of any demand by Assignor to commence arbitration under the Construction Contract, and (iii) may, until the Security Agent shall otherwise notify the Builder in writing following the occurrence and during the continuance of an Event of Default,, continue to exercise such rights that the Assignor may have under the Construction Contract to supervise and administer the Construction Contract and the work to be performed thereunder, including the right to give and receive notices as therein provided, provided, however, that, the Assignor shall not change the Contract Price of the Vessel, further assign, novate, or, without the prior written consent of the Security Agent (which consent shall not be withheld unreasonably) in any material way amend, modify, supplement or give any waiver under or vary any term of the Construction Contract, except as permitted pursuant to Section 12.16(b) of the Credit Agreement; and

(b) the Assignor agrees that, notwithstanding any term or condition to the contrary herein or in the Construction Contract, irrespective of the Security Agent’s exercise of any rights under the Construction Contract or the Security Agent’s receipt of any payments under the Refund Guarantee, (i) the Security Agent shall not have any obligation to pay any amount or any other obligation or liability under the Construction Contract or in respect of any of the Assigned Collateral by reason of this Assignment, or to make any payment or to make any inquiry as to the nature or sufficiency of any payment received by it, or to present or file any claim or to take any action to collect or enforce the payment of any amounts, rights or obligations which may have been assigned to it or to which it may be entitled at any time or times, and (ii) the Assignor shall remain fully liable to perform all obligations to be performed by it under the Construction Contract and the other Assigned Collateral. Further, the Security Agent shall not be obligated to bring, appear in or defend any arbitration, mediation, action, suit or proceeding respecting the Construction Contract or the Assigned Collateral.

SECTION 5. Notice of Assignment

The Assignor has executed and delivered to the Builder a notice in the form of Exhibit I hereto of the assignment effected by this Assignment, and the Assignor has requested that the Builder execute and deliver an acknowledgment in respect thereof, in the form of Exhibit II hereto.

SECTION 6. Representations and Warranties; Certain Covenants.

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(a) The Assignor represents and warrants that:

(i) No Other Assignments. The Assignor has not heretofore assigned to any other Person any rights under the Construction Contract or the other Assigned Collateral.

(ii) No Liens. The Assignor is the legal and beneficial owner of the Assigned Collateral, and such Assigned Collateral is free and clear of any lien, Security Interest, or other encumbrance except for Permitted Security Interests.

(iii) Right to Execute and Deliver Assignment. The Assignor has the right in accordance with the terms and conditions of the Construction Contract to execute and deliver this Assignment.

(b) The Assignor covenants and agrees with the Security Agent as follows:

(i) Performance by Builder. The Assignor will take all reasonable steps to ensure that the Builder observes and performs all conditions and obligations imposed on it by the Construction Contract and will take all reasonable steps within its power to ensure that the Builder proceeds with the construction of the Vessel with due diligence and dispatch. The Assignor will advise the Security Agent promptly upon becoming aware of any material default or delay (to the extent such delay could postpone delivery of the Vessel past the Back-stop Date) by the Builder in its obligations under the Construction Contract or of any demand for arbitration received from the Builder. At the expense of the Assignor, the Assignor will institute and maintain all such proceedings as are reasonably necessary or expedient to preserve and protect the interest of the Assignor and/or the Security Agent in the Construction Contract.

(ii) Progress of Construction. The Assignor will cause to be given to the Security Agent progress reports relating to the construction of the Vessel from time to time upon reasonable request of the Security Agent. The Assignor will inform the Security Agent about any material amendment, modification, supplement, waiver or variation to the Construction Contract as provided in Section 12.16(c) of the Credit Agreement.

(iii) Notification of Rejection of the Vessel. The Assignor will notify the Security Agent promptly if the Builder, the Refund Guarantor or the Assignor cancels, rescinds, repudiates or otherwise terminates the Construction Contract or the Refund Guarantee or purports to do so or if the Vessel becomes damaged such that the repair costs are likely to exceed $50,000,000 or the Vessel is likely to become a Total Loss.

The Assignor will provide the Security Agent no less than ten (10) days prior written notice pursuant to Section 6(b)(iv) hereof if the Assignor rejects the Vessel or cancels, rescinds, repudiates or otherwise terminates the Construction Contract or the Refund Guarantee or purports to do so.

(iv) Rejection and Cancellation. The Assignor will not, without not less than ten (10) days prior written notice to the Security Agent, exercise any right which the Assignor may have to issue a final rejection of the Vessel or cancel or rescind or

- 4 -	Assignment of Construction Contract

otherwise terminate the Construction Contract, provided, always, that any such rejection, cancellation, rescission or other termination of the Construction Contract by the Assignor shall be without responsibility on the part of the Security Agent, which shall be under no liability whatsoever to the extent that such final rejection, cancellation, rescission or termination is thereafter adjudged to constitute a repudiation or other breach of the Construction Contract by the Assignor.

(v) Further Assurances. The Assignor agrees that at any time and from time to time, at the expense of the Assignor, the Assignor will promptly execute and deliver all further instruments, notices and documents, and take all further action, that may be necessary or desirable, or that the Security Agent may reasonably request, in order to perfect and protect any Security Interest granted or purported to be granted hereby or to enable the Security Agent to exercise and enforce all rights and remedies hereunder with respect to any Assigned Collateral.

SECTION 7. Transfers and Other Liens. The Assignor agrees that it will not (i) sell, assign or otherwise dispose of any of the Assigned Collateral, or (ii) create or permit to exist any lien, Security Interest, or other encumbrance upon or with respect to any of the Assigned Collateral, except for the Permitted Security Interests.

SECTION 8. Security Agent Appointed Attorney-in-Fact. If an Event of Default has occurred and is continuing, the Assignor hereby appoints the Security Agent the Assignor’s attorney-in-fact, with full authority in the place and stead of the Assignor and in the name of the Assignor or otherwise, from time to time in the Security Agent’s discretion, to take any action and to execute any instrument that the Security Agent may deem necessary or advisable to accomplish the purposes of this Assignment, including, without limitation, to exercise all rights and remedies of the Assignor under the Construction Contract, including without limitation to make demands and accept payment, to take or refuse delivery of the Vessel in its own name or in the name of the Assignor or others, to sell the Vessel, to demand, receive, endorse and collect all instruments made payable to the Assignor representing any interest payment or other distribution in respect of the Assigned Collateral or any part thereof and to give full discharge for the same and to file any claims or take any action or institute any proceedings that the Security Agent may deem necessary or advisable in the premises, in each case subject to Section 20.2(c) of the Credit Agreement. The Assignor ratifies and confirms and agrees to ratify and confirm whatever the Security Agent shall do in the exercise or purported exercise of the power of attorney granted by this Section 8. The powers and authority granted to the Security Agent herein have been given for a valuable consideration, are coupled with an interest and are hereby declared to be irrevocable.

SECTION 9. Security Agent May Perform. If (i) the Assignor fails to perform any agreement contained herein and (ii) an Event of Default has occurred and is continuing, the Security Agent on behalf of the Finance Parties and subject to Section 20.2(c) of the Credit Agreement may itself perform, or cause performance of, such agreement, and the expenses of the Security Agent incurred in connection therewith shall be payable by the Assignor under Section 12 hereof.

- 5 -	Assignment of Construction Contract

SECTION 10. Reasonable Care. If in accordance with Section 3 hereof, the Security Agent has custody of any part of the Assigned Collateral, the Security Agent shall be deemed to have exercised reasonable care in the custody and preservation of such part of the Assigned Collateral if such part of the Assigned Collateral is accorded treatment substantially equal to that which the Security Agent accords its own property, it being understood that the Security Agent shall not have any responsibility for (i) ascertaining or taking action with respect to maturities, tenders or other matters relative to any Assigned Collateral, whether or not the Security Agent has or is deemed to have knowledge of such matters, or (ii) taking any necessary steps to preserve rights against any parties with respect to any Assigned Collateral.

SECTION 11. Event of Default. If any Event of Default has occurred and is continuing under the Credit Agreement, and subject to Section 20.2(c) of the Credit Agreement:

(a) the Security Agent may put into force and effect all rights, powers and remedies available to the Security Agent at law (including, but not limited to, under Korean or English law) or otherwise, including the rights available to it under the Uniform Commercial Code of the State of New York, whether or not applicable in the relevant jurisdiction, as assignee hereunder and of the rights of the Assignor under the Construction Contract assigned herein, including without limitation, the right to assign and/or sell all or any of the right, title and interest of the Security Agent in and to the Construction Contract, to cause the Construction Contract to be novated to it or to its nominee, to take delivery of the Vessel under the Construction Contract in its own name or in the name of others and to sell the Vessel upon such terms as the Security Agent shall in its sole discretion determine;

(b) the Security Agent may, without notice to the Assignor except as required by law and at any time or from time to time, set off and otherwise apply against the Secured Liabilities, in accordance with the terms of Section 18.1 of the Credit Agreement, all or any part of the Assigned Collateral, or any part thereof;

(c) (i) the Security Agent may exercise its power of sale arising hereunder, at public or private sale, without appraisal, for such price as the Security Agent may deem fair, in such manner and at such times as the Security Agent in its absolute discretion may determine and the Security Agent shall not in any circumstances be answerable for any loss occasioned by such sale or resulting from postponement thereof; (ii) upon any assignment or sale of all or any part of the Assigned Collateral by the Security Agent, the purchaser shall not be bound to see or inquire whether the Security Agent’s power of sale has arisen; the sale shall be deemed to be within the power of the Security Agent and the Security Agent’s receipt for the purchase money shall be a good discharge to the purchaser who shall not be concerned with the application thereof or be in any way answerable therefor; (iii) no delay in exercising or omission to exercise any right, power or remedy hereunder shall impair such right, power or remedy or be construed as a waiver of or acquiescence in any breach or default by the Assignor; and (iv) if the Security Agent chooses to perform the Construction Contract and makes any payment for that purpose, or if for any reason the Security Agent expends money in protection or enforcement or realization of the security hereby created, the Assignor shall forthwith repay the same to the Security Agent on demand together with such interest thereon at the rate specified in Section 7 of the Credit Agreement;

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(d) any cash held by the Security Agent on behalf of the Finance Parties as Assigned Collateral, and all cash proceeds received by the Security Agent in respect of any sale of, collection from, or other realization upon all or any part of, the Assigned Collateral, shall then or at any time thereafter be applied as is set forth in Section 18.1 of the Credit Agreement until payment in full of all Secured Liabilities under the Credit Agreement. Any surplus of such cash or cash proceeds held by the Security Agent and remaining after payment in full of all such Secured Liabilities shall be paid over to the Assignor or to whomsoever may be lawfully entitled to receive such surplus.

Each and every power and remedy given to the Security Agent under applicable law, under the Credit Agreement and herein given shall be cumulative and shall be in addition to every other power and remedy herein given or now or hereafter existing at law, in equity, in admiralty or by statute, and each and every power and remedy whether herein given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Security Agent, and the exercise or the beginning of the exercise of any power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other power or remedy. No delay or omission by the Security Agent in the exercise of any right or power or in the pursuance of any remedy accruing upon any Event of Default shall impair any such right, power or remedy or be construed to be a waiver of any such Event of Default or to be an acquiescence therein; nor shall the acceptance by the Security Agent of any security or of any payment of or on account of the Secured Liabilities after any Event of Default or of any payment on account of any past Event of Default be construed to be a waiver of any right to take advantage of any future Event of Default or of any past Event of Default not completely cured thereby.

SECTION 12. Appointment of Receiver. The Security Agent may without further notice, appoint any one or more Persons in writing to be a receiver of all or any part of the Assigned Collateral at any time after any Event of Default has occurred and is continuing under the Credit Agreement or, if the Assignor asks the Security Agent in writing to do so, at any other time.

SECTION 13. Expenses. Subject to Section 21 of the Credit Agreement, the Assignor will upon demand pay to the Security Agent the amount of any and all expenses, including currency exchange fees, brokerage fees, taxes, commissions and the fees and expenses of its counsel and of any experts and agents, that the Security Agent may incur in connection with (i) the administration of this Assignment, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Assigned Collateral, (iii) the exercise or enforcement of any of the rights of the Security Agent hereunder or (iv) the failure by the Assignor to perform or observe any of the provisions hereof.

SECTION 14. Amendments. No amendment or modification of any provision of this Assignment shall be effective against the Assignor unless the same shall be in writing signed by the Assignor. No amendment or waiver of any provision of this Assignment nor consent to any departure by the Assignor herefrom shall in any event be effective unless the same shall be in writing and signed by the Assignor and the Security Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

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SECTION 15. Notices. All notices and other communications provided for hereunder shall be made in writing in accordance with the terms of Section 31 of the Credit Agreement.

SECTION 16. Continuing Interest. This Assignment shall create a continuing assignment of and security interest in the Assigned Collateral and shall (i) remain in full force and effect until payment in full of the Secured Liabilities, (ii) be binding upon the Assignor, its successors and assigns, and (iii) inure to the benefit of the Security Agent and its successors, transferees and assigns. Upon the payment in full of the Secured Liabilities, the Assignor shall be entitled, to the return, upon its request and at its expense, of any of the Assigned Collateral as shall not have been applied pursuant to the terms hereof.

SECTION 17. Termination. This Assignment shall terminate, and be of no further force and effect, upon the conclusion of the Security Period.

SECTION 18. GOVERNING LAW; Jurisdiction; Process Agent. THIS ASSIGNMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES (WITH THE EXCEPTION OF SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW). Each of the Assignor and the Security Agent hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment. Each of the Assignor and the Security Agent hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by law, in such federal court. Each of the Assignor and the Security Agent agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Assignor and the Security Agent irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment in any New York State or federal court sitting in New York County. Each of the Assignor and the Security Agent hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court. The Assignor hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A. as its authorized agent (the “Process Agent”) on which any and all legal process may be served in any suit, action or proceeding brought in any New York State court or federal court of the United States of America, in each case sitting in New York County. The Assignor agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 15, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. The Assignor agrees that the failure of the Process Agent to

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forward to it any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, the Assignor agrees to irrevocably appoint a replacement process agent in New York City, as its authorized agent for service of process, on the terms and for the purposes specified in this Section 18. Nothing in this Assignment or any other Finance Document will affect the right of the Assignor or the Security Agent to serve process in any other manner permitted by applicable law or to obtain jurisdiction over the other party or bring actions, suits or proceedings against the other party in such other jurisdictions, and in such manner, as may be permitted by applicable law.

SECTION 19. WAIVER OF JURY TRIAL. BY ITS SIGNATURE BELOW WRITTEN EACH OF THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 20. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

SECTION 21. Entire Agreement. This Assignment, the other Finance Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

- 9 -	Assignment of Construction Contract

IN WITNESS WHEREOF, the Assignor has caused this Assignment of Construction Contract to be duly executed by its duly authorized officer thereunto duly authorized as of the date first above written.

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S. ÀR.L.]

By:
Name:
Title:

ACCEPTED AND AGREED:

DNB BANK ASA, NEW YORK BRANCH, as Security Agent

By:
Name:
Title:

By:
Name:
Title:

Assignment of Construction Contract

EXHIBIT I

FORM OF NOTICE OF ASSIGNMENT OF CONSTRUCTION CONTRACT

Date:[                 , 20    ]

To:	Samsung Heavy Industries Co., Ltd.

[                                         ]

[                                         ]

Attn.: [                    ]

Dear Sirs:

Hull No. [2057][2015] (the “Vessel”)

We refer to the Contract for Construction and Sale of a Drillship (Hull No. [2057][2015]) dated [March 16, 2012][March 15, 2011] (the “Construction Contract”), made between us, as the Buyer, and you, as the Builder, whereby you agreed to design, build, launch, equip and complete the Vessel and sell and deliver the Vessel to us after completion and successful trial and whereby we agreed to purchase and take delivery of the Vessel from you and to pay for the same in accordance with the terms and conditions therein set forth.

NOW WE HEREBY GIVE YOU NOTICE:

1.

that by an Assignment of Construction Contract dated [                 , 20    ] (the “Assignment”), made between ourselves and DNB BANK ASA, NEW YORK BRANCH, as security agent (the “Security Agent”), we have (x) assigned to the Security Agent all our beneficial interest and all our right, title and interest in, to and under the Construction Contract, but we continue to be responsible to you for performance of our obligations thereunder, and (y) if an Event of Default (as specified in Section 20 of the Senior Secured Credit Facility Agreement, dated as of [                 , 20    ] (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [                    ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [                    ], as bookrunners) has

Notice of Assignment of Construction Contract

occurred and is continuing as notified by the Security Agent to you, irrevocably appointed the Security Agent as our attorney-in-fact to exercise all of our rights under the Construction Contract;

2.	that you are irrevocably authorized and instructed if you have been notified by the Security Agent that an Event of Default (as specified in Section 20 of the Credit Agreement) has occurred and is continuing:

(a)	to hold the Vessel to the order and at the disposal of the Security Agent (or its nominee) subject only to your lien as Builder under the Construction Contract;

(b)	if demanded by the Security Agent, to deliver the Vessel together with title and all other documents related thereto that you are obligated to deliver under the Construction Contract to the Security Agent or its nominee, subject only to your lien as Builder under the Construction Contract;

(c)	to hold the builder’s certificate and any other document of title to the Vessel to the order and at the disposal of the Security Agent (or its nominee) subject only to your lien as Builder under the Construction Contract;

(d)	to pay to the Security Agent all sums that may become due from you to us under the Construction Contract, including, but not limited to, sums arising from an arbitration award, net any undisputed amounts owed to you by us;

3.	you are authorized irrevocably to send to the Security Agent promptly a copy of any demand for arbitration made by you in accordance with Article XIII of the Construction Contract to the following address (or to such other address as the Security Agent may notify you from time to time):

DNB BANK ASA, NEW YORK BRANCH, as Security Agent

[                                     ]

[                                     ]

Attention: [                    ]

Re: Hull No. [2057] [2015]

Facsimile No.: +[                    ]

4.	that the Assignment includes provisions that:

(a)	we shall not change the Contract Price of the Vessel or further assign, novate, or, without prior written consent of the Security Agent (which consent shall not be withheld unreasonably), in any material way amend, modify, supplement or give any waiver under, or vary any term of the Construction Contract, except as permitted pursuant to Section 12.16(b) of the Credit Agreement;

(b)

we shall not, without, not less than ten (10) days previous written notice to the Security Agent exercise any right which we may have to issue a final rejection of the Vessel or cancel or rescind or otherwise terminate the Construction Contract, provided always that any such final rejection of the Vessel or cancellation,

- 2 -	Notice of Assignment of Construction Contract

rescission or other termination of the Construction Contract by ourselves shall be without responsibility on the part of the Security Agent who shall be under no liability whatsoever to the extent that such rejection, cancellation, rescission or termination is thereafter adjudged to constitute a repudiation or other breach of the Construction Contract by ourselves;

(c)	we shall remain liable to perform all our obligations under the Construction Contract and the Security Agent shall be under no obligation of any kind in respect thereof.

The Security Agent has agreed that until such time as the Security Agent may give you notice to the contrary, we may continue to supervise the building of the Vessel. On such notice being given to you, the Security Agent may, inter alia, exercise such right to supervise. This letter does not affect your right to be paid by us for alterations, additions, extra work and materials required or directed by us in accordance with the terms of the Construction Contract prior to such notice being given to you by the Security Agent.

This notice shall be governed by laws of the State of New York, United States of America. In the event of any dispute or conflicts, the dispute resolution provisions in the Construction Contract (as defined in the Assignment) shall apply to this notice.

The authority and instructions contained in this letter cannot be revoked or varied without the Security Agent’s consent.

Please acknowledge receipt of this notice and confirm your agreement in relation to the matters stated above by signing the enclosed acknowledgment and returning it directly to the Security Agent at the address shown, with a copy to us.

[Signature Page Follows]

- 3 -	Notice of Assignment of Construction Contract

Yours faithfully

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.]

Name:
Title:

Notice of Assignment of Construction Contract

EXHIBIT II

FORM OF ACKNOWLEDGMENT OF BUILDER

HULL [2057][2015]

Date: [            ,      20    ]

To:	DNB Bank ASA, NEW YORK BRANCH, as Security Agent

[                                         ]

[                                         ]

Attention: [                    ]

Facsimile: +[                    ]

We confirm receipt of that certain notice dated             , 20    , and hereby acknowledge that [PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L. (f/k/a Pacific Drilling VI Limited)] (the “Buyer”) has by an Assignment of Construction Contract dated [                    ,      20    ] (the “Assignment”), assigned to you all its beneficial interest and all its benefits, right and title in, to and under the Contract for Construction and Sale of a Drillship (Hull No. [2057][2015]) dated [March 16, 2012][March 15, 2011] (the “Construction Contract”), made between ourselves and the Buyer for the construction, sale and purchase of our Hull No. [2057][2015] (the “Vessel”), but that, until such time as you may give us notice to the contrary, the Buyer may continue to supervise the building of the Vessel, and our right to be paid by the Buyer for alterations, additions, extra work and materials required or directed by the Buyer in accordance with the terms of the Construction Contract prior to such notice being given by you shall not be affected.

Yours faithfully

Samsung Heavy Industries Co., Ltd.

By
Name:
Title:

Acknowledgment and Consent of Builder

EXHIBIT C

FORM OF ASSIGNMENT OF REFUND GUARANTEE

SEE ATTACHED

EXHIBIT C

FORM OF ASSIGNMENT OF

REFUND GUARANTEE

HULL [2057][2015]

ASSIGNMENT OF REFUND GUARANTEE

Dated [                 , 20    ]

By

[PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.], as Assignor,

IN FAVOR OF

DNB BANK ASA, NEW YORK BRANCH, as Security Agent

Assignment of Refund Guarantee

EXHIBIT I	FORM OF NOTICE OF ASSIGNMENT OF REFUND GUARANTEE

EXHIBIT II	FORM OF ACKNOWLEDGMENT OF REFUND GUARANTOR

-i-	Assignment of Refund Guarantee

HULL [2057][2015]

ASSIGNMENT OF REFUND GUARANTEE

THIS ASSIGNMENT OF REFUND GUARANTEE dated [                 , 20    ] (this “Assignment”), is made and entered into by [PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.], a [company][ [private limited liability company (société à responsabilité limitée)] incorporated and existing under the laws of [the British Virgin Islands][the Grand-Duchy of Luxembourg] (the “Assignor”), in favor of DNB BANK ASA, NEW YORK BRANCH, as security agent (the “Security Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Credit Agreement (as defined below).

PRELIMINARY STATEMENTS

(1) This Assignment is made pursuant to that certain Senior Secured Credit Facility Agreement dated as of [                 , 20    ] (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH, (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [            ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [            ], as bookrunners.

(2) Prior to the date hereof, the Assignor and Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea, as builder (the “Builder”), entered into that certain Contract for Construction and Sale of a Drillship (Hull No. [2057][2015]) dated [March 16, 2012][March 15, 2011] (together with all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered in connection therewith, in each case, as amended, modified or supplemented from time to time in accordance with the terms hereof or of the Credit Agreement, the “Construction Contract”), pursuant to which the Builder has agreed to build and the Assignor has agreed to purchase one dynamically positioned deepwater drillship with Hull No. [2057][2015].

(3) The Builder has caused a refund guarantee dated [March 21, 2012][April 13, 2011] (the “Refund Guarantee”), respecting the Construction Contract to be issued by [The Export-Import Bank of Korea] [Zurich American Insurance Company] (the “Refund Guarantor”) in favor of the Assignor, and the Assignor is executing this Assignment of Refund Guarantee in favor of the Security Agent as of the date hereof. Commercially reasonable commercial efforts have been made by the Assignor to procure that the Refund Guarantor acknowledge on the date hereof this Assignment of Refund Guarantee to the Security Agent for the benefit of the Finance Parties.

Assignment of Refund Guarantee

(4) The Assignor will obtain substantial direct and indirect benefits as a result of the transactions contemplated by the Credit Agreement and the other Finance Documents entered into by the Assignor, the other Borrower and the Guarantor and, accordingly, desires to enter into this Assignment in order to satisfy the conditions described in the Credit Agreement.

NOW THEREFORE, in consideration of the foregoing, the Assignor hereby agrees with the Security Agent as follows:

SECTION 1. Assignment. (a) The Assignor, as beneficial owner, hereby transfers and assigns to the Security Agent on behalf of the Finance Parties, and grants the Security Agent a security interest in, all of the Assignor’s right, title and interest in and to the following collateral (the “Assigned Collateral”):

(i) (A) the Refund Guarantee, including without limitation, (A) the rights to make demand under the Refund Guarantee directly upon the Refund Guarantor in accordance with the terms of the Refund Guarantee and to receive payments payable in accordance with the terms of the Refund Guarantee, (B) the right to execute and deliver all documents, certificates, statements and notices necessary or advisable in the opinion of the Security Agent properly to make such payment demands, (C) the right to give instructions to the Refund Guarantor as to payment of any and all monies due and to become due to the Assignor under the Refund Guarantee, (D) the benefit of the right to sue on all representations, warranties, undertakings or other assurances given to the Assignor under and in respect of the Refund Guarantee, (E) all causes and rights of action arising under or in respect of the Refund Guarantee against the Refund Guarantor, and (F) all claims for damages for the breach by the Refund Guarantor of any term of the Refund Guarantee; and

(ii) all cash, payments and proceeds of all instruments and all other property, tangible or intangible, whether now or hereafter existing, in which the Assignor has or shall have any interest, right or title under or through the Assigned Collateral and all other property, tangible or intangible, from time to time received, receivable or otherwise due or distributed in respect of or in exchange for any or all of the then existing Assigned Collateral; and

(iii) to the extent not covered by clauses (i) through (ii) of this Section 1, all proceeds of any or all of the foregoing.

(b) Upon termination of this Assignment as provided in Section 18 below, the Security Agent will, at the request and cost of the Assignor, re-assign to the Assignor the Assigned Collateral.

-2-	Assignment of Refund Guarantee

SECTION 2. Security for Secured Liabilities. This Assignment secures the payment and performance of all Secured Liabilities. The Assignor agrees that nothing contained herein or in any other agreement shall make, or be deemed to have made, the Secured Liabilities other than full recourse to the Assignor.

SECTION 3. Custody of Collateral. The Assignor delivers herewith to the Security Agent the original Refund Guarantee. The Assignor agrees that any additional notes, writings, things, certificates or instruments which represent or evidence the Assigned Collateral promptly shall be turned over to and/or paid to the Security Agent upon the request of the Security Agent. The Security Agent agrees to hold the Refund Guarantee and any other instruments evidencing the Assigned Collateral in accordance with the terms of Section 11 hereof.

SECTION 4. Maintenance of Secured Liabilities. So long as any Secured Liabilities shall remain outstanding:

(a) The Assignor (i) will maintain, or cause to be maintained, the Refund Guarantee in full force and effect and will duly perform or cause to be performed all duties and obligations of the Buyer (therein defined) as therein provided, (ii) will not (without prior written consent of the Security Agent, not to be unreasonably withheld or delayed) make any claim upon the Refund Guarantor in respect of the Refund Guarantee hereby assigned, (iii) will not (without prior written consent of the Security Agent, not to be unreasonably withheld or delayed) exercise any rights under the Refund Guarantee, (iv) will not (without prior written consent of the Security Agent, not to be unreasonably withheld or delayed) further assign, materially amend, modify, supplement or give any waiver under or vary any term of, or terminate the Refund Guarantee, and (v) will not take or refrain from taking any action which may result in any reduction in the value of the Assigned Collateral or impairment of the Security Agent’s rights under this Assignment, except as permitted under Section 12.16(b) of the Credit Agreement; and

(b) the Assignor agrees that, notwithstanding any term or condition to the contrary herein or in the Refund Guarantee, irrespective of the Security Agent’s exercise of any rights under the Refund Guarantee or the Security Agent’s receipt of any payments under the Refund Guarantee, (i) the Security Agent shall not have any obligation to pay any amount or any other obligation or liability under the Refund Guarantee or in respect of any of the Assigned Collateral by reason of this Assignment, or to make any payment or to make any inquiry as to the nature or sufficiency of any payment received by it, or to present or file any claim or to take any action to collect or enforce the payment of any amounts, rights or obligations which may have been assigned to it or to which it may be entitled at any time or times, and (ii) the Assignor shall remain fully liable to perform all obligations to be performed by it under the Refund Guarantee and the other Assigned Collateral. Further, the Security Agent shall not be obligated to bring, appear in or defend any arbitration, mediation, action, suit or proceeding respecting the Refund Guarantee or the Assigned Collateral.

-3-	Assignment of Refund Guarantee

SECTION 5. Notice of Assignment. The Assignor has executed and delivered to the Refund Guarantor a notice in the form of Exhibit I hereto of the assignment effected by this Assignment, and the Assignor has requested that the Refund Guarantor execute and deliver an acknowledgment in respect thereof, in the form of Exhibit II hereto.

SECTION 6. Representations and Warranties. The Assignor represents and warrants that:

(a) No Other Assignments. The Assignor has not heretofore assigned to any other Person any rights under the Refund Guarantee or the other Assigned Collateral.

(b) No Liens. The Assignor is the legal and beneficial owner of the Assigned Collateral, and such Assigned Collateral is free and clear of any lien, Security Interest, or other encumbrance except for the Permitted Security Interests.

(c) Right to Execute and Deliver Assignment. The Assignor has the right in accordance with the terms and conditions of the Refund Guarantee to execute and deliver this Assignment.

SECTION 7. Certain Covenants. The Assignor covenants and agrees with the Security Agent as follows:

(a) Notification of Cancellation of the Refund Guarantee. The Assignor will notify the Security Agent promptly if the Refund Guarantor cancels, rescinds, repudiates or otherwise terminates the Refund Guarantee or purports to do so.

(b) Cancellation. The Assignor will not, without the prior written consent of the Security Agent, which consent shall not be unreasonably withheld, exercise any right which the Assignor may have to cancel or rescind or otherwise terminate the Refund Guarantee, provided, always, that any such cancellation, rescission or other termination of the Refund Guarantee by the Assignor after such consent is given shall be without responsibility on the part of the Security Agent, which shall be under no liability whatsoever to the extent that such cancellation, rescission or termination is thereafter adjudged to constitute a repudiation or other breach of the Refund Guarantee by the Assignor.

(c) Further Assurances. The Assignor agrees that at any time and from time to time, at the expense of the Assignor, the Assignor will promptly execute and deliver all further instruments, notices and documents, and take all further action, that may be necessary or desirable, or that the Security Agent may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Security Agent to exercise and enforce all rights and remedies hereunder with respect to any Assigned Collateral.

-4-	Assignment of Refund Guarantee

SECTION 8. Transfers and Other Liens. The Assignor agrees that it will not (i) sell, assign or otherwise dispose of any of the Assigned Collateral, or (ii) create or permit to exist any lien, Security Interest, or other encumbrance upon or with respect to any of the Assigned Collateral, except for the Permitted Security Interests.

SECTION 9. Security Agent Appointed Attorney-in-Fact. If an Event of Default has occurred and is continuing, the Assignor hereby appoints the Security Agent the Assignor’s attorney-in-fact, with full authority in the place and stead of the Assignor and in the name of the Assignor or otherwise, from time to time in the Security Agent’s discretion, to take any action and to execute any instrument that the Security Agent may deem necessary or advisable to accomplish the purposes of this Assignment, including, without limitation, to exercise all rights and remedies of the Assignor under the Refund Guarantee, including without limitation to make demands and accept payment, to demand, receive, indorse and collect all instruments made payable to the Assignor representing any interest payment or other distribution in respect of the Assigned Collateral or any part thereof and to give full discharge for the same and to file any claims or take any action or institute any proceedings that the Security Agent may deem necessary or advisable in the premises, in each case subject to Section 20.2(c) of the Credit Agreement. The Assignor ratifies and confirms and agrees to ratify and confirm whatever the Security Agent shall do in the exercise or purported exercise of the power of attorney granted by this Section 9. The powers and authority granted to the Security Agent herein have been given for a valuable consideration, are coupled with an interest and are hereby declared to be irrevocable.

SECTION 10. Security Agent May Perform. If (i) the Assignor fails to perform any agreement contained herein and (ii) an Event of Default has occurred and is continuing, the Security Agent may, subject to Section 20.2(c) of the Credit Agreement, itself perform, or cause performance of, such agreement, and the expenses of the Security Agent incurred in connection therewith shall be payable by the Assignor under Section 13 hereof.

SECTION 11. Reasonable Care. If in accordance with Section 3 hereof, the Security Agent has custody of any part of the Assigned Collateral, the Security Agent shall be deemed to have exercised reasonable care in the custody and preservation of such part of the Assigned Collateral if such part of the Assigned Collateral is accorded treatment substantially equal to that which the Security Agent accords its own property, it being understood that the Security Agent shall not have any responsibility for (i) ascertaining or taking action with respect to maturities, tenders or other matters relative to any Assigned Collateral, whether or not the Security Agent has or is deemed to have knowledge of such matters, or (ii) taking any necessary steps to preserve rights against any parties with respect to any Assigned Collateral.

-5-	Assignment of Refund Guarantee

SECTION 12. Event of Default. If any Event of Default has occurred and is continuing under the Credit Agreement, and subject to Section 20.2(c) of the Credit Agreement:

(a) the Security Agent may put into force and effect all rights, powers and remedies available to the Security Agent at law (including, but not limited to, under Korean or English law) or otherwise, including the rights available to it under the Uniform Commercial Code of the State of New York, whether or not applicable in the relevant jurisdiction, as assignee hereunder and of the rights of the Assignor under the Refund Guarantee assigned herein, including without limitation, the right to assign and/or sell all or any of the right, title and interest of the Security Agent in and to the Refund Guarantee upon such terms as the Security Agent shall in its sole discretion determine;

(b) the Security Agent may, without notice to the Assignor except as required by law and at any time or from time to time, set off and otherwise apply against the Secured Liabilities, in accordance with the terms of Section 18.1 of the Credit Agreement, all or any part of the Assigned Collateral or any part thereof;

(c) (i) the Security Agent may exercise its power of sale arising hereunder, at public or private sale, without appraisal, for such price as the Security Agent may deem fair, in such manner and at such times as the Security Agent in its absolute discretion may determine and the Security Agent shall not in any circumstances be answerable for any loss occasioned by such sale or resulting from postponement thereof; (ii) upon any assignment or sale of all or any part of the Assigned Collateral by the Security Agent, the purchaser shall not be bound to see or inquire whether the Security Agent’s power of sale has arisen; the sale shall be deemed to be within the power of the Security Agent and the Security Agent’s receipt for the purchase money shall be a good discharge to the purchaser who shall not be concerned with the application thereof or be in any way answerable therefor; (iii) no delay in exercising or omission to exercise any right, power or remedy hereunder shall impair such right, power or remedy or be construed as a waiver of or acquiescence in any breach or default by the Assignor; and (iv) if for any reason the Security Agent expends money in protection or enforcement or realization of the security hereby created, the Assignor shall forthwith repay the same to the Security Agent on demand together with such interest thereon at the rate specified in Section 7 of the Credit Agreement;

(d) any cash held by the Security Agent as Assigned Collateral, and all cash proceeds received by the Security Agent in respect of any sale of, collection from, or other realization upon all or any part of, the Assigned Collateral, shall then or at any time thereafter be applied as is set forth in Section 18.1 of the Credit Agreement until payment in full of all Secured Liabilities under the Credit Agreement. Any surplus of such cash or cash proceeds held by the Security Agent and remaining after payment in full of all such Secured Liabilities shall be paid over to the Assignor or to whomsoever may be lawfully entitled to receive such surplus.

Each and every power and remedy given to the Security Agent under applicable law, under the Credit Agreement and herein given shall be cumulative and shall be in addition to every other power and remedy herein given or now or hereafter existing at law, in equity, in admiralty or by

-6-	Assignment of Refund Guarantee

statute, and each and every power and remedy whether herein given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Security Agent, and the exercise or the beginning of the exercise of any power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other power or remedy. No delay or omission by the Security Agent in the exercise of any right or power or in the pursuance of any remedy accruing upon any Event of Default shall impair any such right, power or remedy or be construed to be a waiver of any such Event of Default or to be an acquiescence therein; nor shall the acceptance by the Security Agent of any security or of any payment of or on account of the Secured Liabilities after any Event of Default or of any payment on account of any past Event of Default be construed to be a waiver of any right to take advantage of any future Event of Default or of any past Event of Default not completely cured thereby.

SECTION 13. Appointment of Receiver. The Security Agent may without further notice, appoint any one or more Persons in writing to be a receiver of all or any part of the Assigned Collateral at any time after any Event of Default has occurred and is continuing under the Credit Agreement or, if the Assignor asks the Security Agent in writing to do so, at any other time.

SECTION 14. Expenses. Subject to Section 21 of the Credit Agreement, the Assignor will upon demand pay to the Security Agent the amount of any and all expenses, including currency exchange fees, brokerage fees, taxes, commissions and the fees and expenses of its counsel and of any experts and agents, that the Security Agent may incur in connection with (i) the administration of this Assignment, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Assigned Collateral, (iii) the exercise or enforcement of any of the rights of the Security Agent hereunder or (iv) the failure by the Assignor to perform or observe any of the provisions hereof.

SECTION 15. Amendments. No amendment or modification of any provision of this Assignment shall be effective against the Assignor unless the same shall be in writing signed by the Assignor. No amendment or waiver of any provision of this Assignment nor consent to any departure by the Assignor herefrom shall in any event be effective unless the same shall be in writing and signed by the Assignor and the Security Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 16. Notices. All notices and other communications provided for hereunder shall be made in writing in accordance with the terms of Section 31 of the Credit Agreement.

-7-	Assignment of Refund Guarantee

SECTION 17. Continuing Interest. This Assignment shall create a continuing assignment of and security interest in the Assigned Collateral and shall (i) remain in full force and effect until payment in full of the Secured Liabilities, (ii) be binding upon the Assignor, its successors and assigns, and (iii) inure to the benefit of the Security Agent and its successors, transferees and assigns. Upon the payment in full of the Secured Liabilities, the Assignor shall be entitled, to the return, upon its request and at its expense, of any of the Assigned Collateral as shall not have been applied pursuant to the terms hereof.

SECTION 18. Termination. This Assignment shall terminate, and be of no further force and effect, upon the conclusion of the Security Period.

SECTION 19. GOVERNING LAW; Jurisdiction; Process Agent. THIS ASSIGNMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES (WITH THE EXCEPTION OF SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW). Each of the Assignor and the Security Agent hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment. Each of the Assignor and the Security Agent hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by law, in such federal court. Each of the Assignor and the Security Agent agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Assignor and the Security Agent irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment or any of the other Finance Documents to which it is a party in any New York State or federal court sitting in New York County. Each of the Assignor and the Security Agent hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court. The Assignor hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A. as its authorized agent (the “Process Agent”) on which any and all legal process may be served in any suit, action or proceeding brought in any New York State court or federal court of the United States of America, in each case sitting in New York City. The Assignor agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 16, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. The Assignor agrees that the failure of the Process Agent to forward to it any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, the Assignor agrees to irrevocably appoint a replacement process agent

-8-	Assignment of Refund Guarantee

in New York County, as its authorized agent for service of process, on the terms and for the purposes specified in this Section 19. Nothing in this Assignment or any other Finance Document will affect the right of the Assignor or the Security Agent to serve process in any other manner permitted by applicable law or to obtain jurisdiction over the other party or bring actions, suits or proceedings against the other party in such other jurisdictions, and in such manner, as may be permitted by applicable law.

SECTION 20. WAIVER OF JURY TRIAL. BY ITS SIGNATURE BELOW WRITTEN EACH OF THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 21. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

SECTION 22. Entire Agreement. This Assignment, the other Finance Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

-9-	Assignment of Refund Guarantee

IN WITNESS WHEREOF, the Assignor has caused this Assignment of Refund Guarantee to be duly executed by its duly authorized officer thereunto duly authorized as of the date first above written.

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.]

By:
Name:
Title:

ACCEPTED AND AGREED:

DNB BANK ASA, NEW YORK BRANCH, as Security Agent

By:
Name:
Title:

By:
Name:
Title:

Assignment of Refund Guarantee

EXHIBIT I

FORM OF NOTICE OF ASSIGNMENT OF REFUND GUARANTEE

HULL [2057][2015]

Date: [                 , 20    ]

To:	[The Export-Import Bank of Korea]

[Zurich American Insurance Company]

[                    ]

[                    ]

Attn.: [            ]

Dear Sirs:

Letter of Refundment Guarantee No.

We refer to the Letter of Refundment Guarantee No.              dated                  , 201   (the “Refund Guarantee”), made between us, as the Buyer, and you, as the Refund Guarantor, whereby you agreed to guarantee any refund of the advance payment(s) made by us to Samsung Heavy Industries Co., Ltd. (the “Builder”) prior to the delivery of that certain drillship having the Builder’s Hull No. [2057][2015] in accordance with the terms and conditions therein set forth.

NOW WE HEREBY GIVE YOU NOTICE:

1.

that by an Assignment of Refund Guarantee dated [                 , 20    ] (the “Assignment”), made between ourselves and DNB Bank ASA, New York Branch, as security agent (the “Security Agent”), we have (x) assigned to the Security Agent all our beneficial interest and all our right, title and interest in, to and under the Refund Guarantee, but we continue to be responsible to you for performance of our obligations thereunder, and (y) if an Event of Default (as specified in Section 20 of the Senior Secured Credit Facility Agreement, dated as of [                 , 20    ] (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH, (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [            ], as mandated lead arrangers, and

Notice of Assignment of Refund Guarantee

CITIBANK, DNB MARKETS and [ ], as bookrunners) has occurred and is continuing as notified by the Security Agent to you, irrevocably appointed the Security Agent as our attorney-in-fact to exercise all of our rights under the Refund Guarantee;

2.	that if an Event of Default (as specified in Section 20 of the Credit Agreement) has occurred and is continuing as notified by the Security Agent to you (a) the Security Agent alone (and to the exclusion of us, the Buyer) is entitled to make demands, give statements, certificates and notices and receive all amounts payable under the Refund Guarantee and (b) you are irrevocably authorized and instructed to pay to the Security Agent all sums that may become due from you to us under the Refund Guarantee;

3.	that the Assignment includes provisions that:

(a)	we shall not further assign or materially amend, modify, supplement or give any waiver under, or vary any term of, the Refund Guarantee, except as permitted pursuant to Section 12.16(b) of the Credit Agreement;

(b)	we shall not, without the previous written consent of the Security Agent (which consent shall not be unreasonably withheld, and then only subject to such conditions as the Security Agent may impose) exercise any right which we may have to cancel or rescind or otherwise terminate the Refund Guarantee provided always that any such cancellation, rescission or other termination of the Refund Guarantee by ourselves after such consent is given shall be without responsibility on the part of the Security Agent who shall be under no liability whatsoever to the extent that such cancellation, rescission or termination is thereafter adjudged to constitute a repudiation or other breach of the Refund Guarantee by ourselves;

(c)	the Security Agent shall have no obligations of any kind in respect of the Refund Guarantee.

You are instructed to send to the Security Agent promptly a copy of any demand for arbitration made by you in accordance with the Refund Guarantee to the following address (or to such other address as the Security Agent may notify you from time to time):

DNB Bank ASA, New York Branch, as Security Agent

[                    ]

[                    ]

Attention: [            ]

Facsimile No.: +[            ]

The authority and instructions contained in this letter cannot be revoked or varied without the Security Agent’s consent.

This notice shall be governed by the laws of the State of New York, United States of America. In the event of any dispute or conflicts, the dispute resolution provisions in the Construction Contract (as defined in the Assignment) shall apply to this notice.

-2-	Notice of Assignment of Refund Guarantee

Please acknowledge receipt of this notice in relation to the matters stated above by signing the enclosed acknowledgment and returning it directly to the Security Agent at the address shown, with a copy to us.

[Signature Page Follows]

-3-	Notice of Assignment of Refund Guarantee

Yours faithfully

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.]

Name:
Title:

Notice of Assignment of Refund Guarantee

EXHIBIT II

FORM OF ACKNOWLEDGMENT OF REFUND GUARANTOR

HULL [2057][2015]

LETTER OF REFUNDMENT GUARANTEE NO.

Date: [                 , 20    ]

To:	DNB Bank ASA, New York Branch, as Security Agent

[                                ]

[                                 ]

Attention: [                    ]

Facsimile: +[                    ]

We confirm receipt of that certain notice dated             , 20    , and hereby acknowledge that [PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.] (the “Buyer”) has by an Assignment of Refund Guarantee dated [                 , 20    ], assigned to you all its beneficial interest and all its benefits, right and title in, to and under our Letter of Refundment Guarantee No.              dated [                 , 20    ], made between ourselves and the Buyer in connection with the construction and sale by, and purchase from, Samsung Heavy Industries Co., Ltd. of Hull No. [2057][2015].

Yours faithfully

[The Export-Import Bank of Korea]
[Zurich American Insurance Company]

By
Name:
Title:

Acknowledgment of Refund Guarantor

EXHIBIT D-1

FORM OF LUXEMBOURG SHARE PLEDGE AGREEMENT

SEE ATTACHED

EXHIBIT D-1

FORM OF LUXEMBOURG

SHARE PLEDGE AGREEMENT

SHARE PLEDGE AGREEMENT

     FEBRUARY 2013

BETWEEN

PACIFIC DRILLING (GIBRALTAR) LIMITED

as Pledgor

and

DNB BANK ASA. NEW YORK BRANCH

as Pledgee

and

PACIFIC SHARAV S.à r.l.

as Company

Avocats à la Cour

THIS SHARE PLEDGE AGREEMENT is dated     February 2013 AND MADE

BETWEEN

(1)	PACIFIC DRILLING (GIBRALTAR) LIMITED, a company incorporated under the laws of Gibraltar and having its registered office at Line Management Services Limited, 57/63 Line Wall Road, PO Box 199, Gibraltar (the Pledgor);

(2)	DNB BANK ASA, NEW YORK BRANCH, in its capacity as Security Agent for the benefit of the Finance Parties (as defined in the Credit Agreement described below), and having its registered office at [….] (together with any successor Security Agent appointed pursuant to Section 28 of the Credit Agreement (as hereinafter defined) (the Pledgee);

AND

(3)	PACIFIC SHARAV S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg with its registered office at 37, rue d’Anvers, L-1130 Luxembourg, with a share capital of USD 20,000 and registered with the Luxembourg trade and companies register under number B 169.724 (the Company).

WHEREAS

(A)	On or about the date hereof, Pacific Drilling VII Limited and the Company, as joint and several borrowers (collectively, the Borrowers), Pacific Drilling S.A., as guarantor (the Guarantor), Eksportkreditt Norge ASA, as GIEK facility lender (the GIEK Facility Lender), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the Commercial Facility Lenders), Citibank N.A. (Citibank) and DNB Markets Inc. (DNB Markets), as structuring banks, Citibank and the Pledgee, as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, Citibank, the Pledgee, Citibank ABN Amro Capital USA LLC, ING Capital LLC, Skandinaviska Enskilda Banken AB (Publ.) and Standard Chartered Bank Plc, as mandated lead arrangers, and Citibank, DNB Markets and Citibank ABN Amro Capital USA LLC, ING Capital LLC, Skandinaviska Enskilda Banken AB (Publ.) and Standard Chartered Bank Plc, as bookrunners, have entered into a Senior Secured Credit Facility Agreement (the Credit Agreement), pursuant to which the GIEK Facility Lender and the Commercial Facility Lenders have agreed to make available to the Borrowers loan facilities in the aggregate principal amount of up to the lower of One Billion United States Dollars (US$1,000,000,000) and 72% of the Project Costs (as defined in the Credit Agreement), subject to the terms and conditions set forth therein.

(B)	It is a requirement of the Credit Agreement that the Guarantor shall cause the Pledgor to enter into this Pledge in order to, inter alia, pledge in favour of the Pledgee the Pledgor’s interest in all of the shares beneficially owned by it in the Company as one of the Borrowers.

(C)	The Pledgor will derive substantial direct and indirect benefits from the transactions contemplated by the Credit Agreement.

(D)	The Pledgor is the sole owner of the shares in the Company representing 100 per cent. of the shares issued by the Company.

(E)	The Pledgor has agreed to grant a pledge over the Shares (as defined below) to the Pledgee to secure the Secured Liabilities (as defined below) in accordance with the terms of this share pledge agreement (the Pledge Agreement).

4

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Recitals

The recitals (A) to (E) above are an integral part of this Pledge Agreement.

1.2	Definitions

(a)	Terms defined in the Credit Agreement shall, subject to Clause 1.2(b) below, have the same meaning when used in this Pledge Agreement.

(b)	In this Pledge Agreement, unless the contrary intention appears or the context otherwise requires:

Business Day means a day (other than a Saturday or a Sunday) on which the banks are open for general business in Luxembourg.

Collateral Act 2005 means the act of 5 August 2005 on financial collateral arrangements, as amended.

Luxembourg means the Grand Duchy of Luxembourg.

Pledge means the security interest (pledge - gage) over the Shares created and constituted by, and in accordance with, this Pledge Agreement.

Security Period means the period commencing on the date of execution of this Pledge and terminating upon discharge of the security created by this Pledge by payment in full in cash of the Secured Liabilities.

Shares means the 20,000 (twenty thousand) shares (parts sociales), with a par value of USD 1 each in the Company representing the entire issued, fully paid-up and subscribed share capital of the Company at this date as well as all securities acquired or offered in substitution or in addition to such shares including those which may be subscribed by the Pledgor in the case of an increase of the share capital of the Company, following exchange, merger, consolidation, division, issue of stock dividend, subscription for cash or otherwise and, generally, all such stock and shares in the capital of the Company now or at any time hereafter owned by the Pledgor and, except as otherwise provided in this Pledge Agreement, the dividends or interest thereon, redemption distribution, bonus, preference, option rights or otherwise to or in respect of any of the Shares.

1.3	Miscellaneous

(a)	Clause headings are inserted for convenience of reference only and shall be ignored in construing this Pledge Agreement.

(b)	A reference to a person in this Pledge Agreement includes its successors, transferees and assignees save that with respect to the Pledgor the terms of Clause 17(a) of this Pledge Agreement shall apply.

(c)	A reference to a Clause or a Schedule is a reference to a clause of, or a schedule to, this Pledge Agreement.

(d)	A reference to a Finance Document or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated from time to time, however fundamentally.

5

(e)	A reference to a provision of law or regulation in this Pledge Agreement is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation.

(f)	Words importing the singular shall include the plural and vice-versa.

2.	CREATION OF THE PLEDGE

As continuing first ranking security for the due and full payment, discharge and performance of the Secured Liabilities, the Pledgor agrees to pledge and hereby pledges its claims, rights, title and interest in the Shares to, and in favour of, the Pledgee, who accepts the Pledge.

3.	PERFECTION OF THE PLEDGE

(a)	The Pledgor shall cause the Pledge constituted by this Pledge Agreement to be accepted by the Company on the date of execution of this Pledge Agreement and the Company by countersigning this Pledge Agreement accepts the Pledge, in accordance with article 5 of the Collateral Act 2005.

(b)	The Pledgor shall procure the entry (inscription) of the Pledge in the register of the shareholders (registre des associés) of the Company in the name of the Pledgee and provide to the Pledgee a copy of the register of the shareholders of the Company evidencing such registration on the date of execution of this Pledge Agreement certified by a manager of the Company with full power of substitution.

(c)	The Pledgor and the Company shall arrange for the wording set out hereinafter in relation to the registration of the Pledge to be inserted in the register of the shareholders of the Company in accordance with Clause 3(b) above.

“All the shares owned from time to time by Pacific Drilling (Gibraltar) Limited (the Pledgor), now and in the future, in Pacific Sharav S.à r.l. (the Company), and in particular the 20,000 (twenty thousand) shares currently representing the entire share capital of the Company, have been pledged in favour of DNB Bank ASA, New York Branch as Pledgee (as defined in the Share Pledge Agreement) as first ranking security for the Secured Liabilities (as defined in the Share Pledge Agreement) pursuant to a share pledge agreement dated [—] 2013 (the Share Pledge Agreement).”

(d)	The Pledgor and the Pledgee hereby grant power of attorney to any manager of the Company, each acting individually and with full power of substitution, to proceed to the entry (inscription) of the Pledge in the register of the shareholders of the Company, as described under Clauses 3(b) and 3(c) above.

(e)	The Pledgor undertakes to reiterate the formalities referred to in Clause 3(b) above each time that the security constituted by this Pledge Agreement is extended to further shares of the Company.

4.	PRESERVATION OF THE PLEDGE

(a)	The Pledge shall be a continuing security and shall not be considered as satisfied or discharged or prejudiced or waived or released by any intermediate payment, satisfaction or settlement of any part of the Secured Liabilities and shall remain in full force and effect until it has been expressly released by the Pledgee in accordance with Clause 10. below.

(b)	The Pledge shall be cumulative, in addition to and independent of every other security which the Finance Parties may at any time hold as security for the Secured Liabilities or any rights,

6

powers and remedies provided by law and shall not operate so as in any way to prejudice or affect or be prejudiced or affected by any security interest or other right or remedy which the Finance Parties may now or at any time in the future have in respect of the Secured Liabilities.

(c)	The Pledge shall not be prejudiced by any time or indulgence granted to any person, or any abstention or delay by the Pledgee in perfecting or enforcing the Pledge or any security interest or rights or remedies that the Finance Parties may now or at any time in the future have from or against the Pledgor or any other person.

(d)	No failure on the part of the Pledgee to exercise, or delay on its part in exercising, any of its rights under this Pledge Agreement shall operate as a waiver or release thereof, nor shall any single or partial exercise of any such right preclude any further or other exercise of that or any other rights.

(e)	Neither the obligations of the Pledgor contained in this Pledge Agreement nor the rights, powers and remedies conferred upon the Pledgee by this Pledge Agreement or by law nor the Pledge created hereby shall be discharged, impaired or otherwise affected by:

(i)	any amendment to, or any variation, waiver or release of, any obligation of the Obligors or any other person under this Pledge Agreement or any other Finance Document; or

(ii)	any failure to take, or to fully take, any security contemplated by any of the Finance Documents or otherwise agreed to be taken in respect of the Obligors’ obligations under any of the Finance Documents; or

(iii)	any failure to realise or to fully realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of the Obligors’ obligations under any of the Finance Documents; or

(iv)	any other act, event or omission which but for this provision might operate to discharge, impair or otherwise affect any of the obligations of the Pledgor contained in this Pledge Agreement, the rights, powers and remedies conferred upon the Pledgee by this Pledge Agreement, the Pledge or by law.

(f)	The Pledgor hereby waives any rights (if any) arising for it under article 2037 of the Luxembourg civil code or any right it may have of first requiring the Pledgee to proceed against or claim payment from, or to divide any action between and against, any other persons or enforce any guarantee or security before enforcing this Pledge.

(g)	The Pledgor hereby irrevocably waives any right of recourse, right, action and claim (including, for the avoidance of doubt, by way of set-off or by way of provisional measures such as “saisie-arrêt”) that it may have, whether by way of subrogation or directly or of any other nature, against the Company and/or any direct and indirect subsidiaries of the Company, further to an enforcement of the Pledge by any means whatsoever (including, in particular, the right of recourse the Pledgor may have against any such entity under the terms of article 2028 et seq. of the Luxembourg Civil Code). For the avoidance of doubt, this waiver is also effective in respect of any rights of the Pledgor which come into existence after an Event of Default but prior to an enforcement in particular as a result of dividends or other distributions being paid to the Pledgee under this Pledge Agreement. For the avoidance of doubt this waiver is final and will subsist upon enforcement. The waiver under this Clause 4(g) shall be for the exclusive benefit of the Pledgee which shall be entitled to waive the benefit thereof by notice sent in writing by the Pledgee to the Pledgor and the Company, which will have as an effect that the aforementioned rights of recourse remain in existence as if never waived, without prejudice to the terms of the Credit Agreement.

7

(h)	Until the end of the Security Period, the Pledgor shall not by virtue of any payment made, security realised or security interest enforced or moneys received hereunder:

(i)	be subrogated to any rights, security, security interests or moneys held, received or receivable by the Pledgee or be entitled to any right of contribution or indemnity, or

(ii)	claim, rank, prove or vote as a creditor of the Company or its estate in competition with the Pledgee.

5.	REPRESENTATIONS, WARRANTIES, UNDERTAKINGS AND COVENANTS

5.1	Representations, warranties and undertakings

The Pledgor hereby represents, warrants and undertakes to the Pledgee that:

(a)	it is a company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(b)	the Company is a company duly incorporated and validly existing for an unlimited duration and that the Company will remain in the form of a Luxembourg private limited liability company (société à responsabilité limitée);

(c)	it has full power, legal right and lawful authority to enter into and perform this Pledge Agreement and to pledge the Shares in the manner and form hereof;

(d)	the entry into and performance of this Pledge Agreement has been duly authorised and approved by a validly passed resolution of the Pledgor;

(e)	this Pledge Agreement constitutes the legally valid and binding obligations of the Pledgor, enforceable in accordance with their terms;

(f)	the entry into and performance of this Pledge Agreement do not conflict with:

(i)	any law or regulation applicable to the Pledgor; or

(ii)	its constitutional documents; or

(iii)	any document which is binding upon it or affects any of its assets;

(g)	no Event of Default is outstanding or will result from the entry into, or the performance of this Pledge Agreement;

(h)	the place of the central administration (siège de l’administration centrale) and the centre of main interests (as such term is defined in the Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings, as amended (the EU Insolvency Regulation)) of the Company are located at its registered office (siège statutaire) in Luxembourg, that the Company complies with, and adheres to, the provisions of the Luxembourg act dated 31 May 1999 concerning the domiciliation of companies and that the Company has no establishment (as such term is defined in the EU Insolvency Regulation) outside Luxembourg;

8

(i)	no litigation, arbitration or administrative proceedings against the Pledgor has been started or, to its knowledge, threatened, which have or, if adversely determined, are reasonably likely to have a Material Adverse Effect;

(j)	all information supplied by the Pledgor or on its behalf to any Finance Party in connection with this Pledge Agreement was true and accurate as at its date or (if appropriate) as at the date (if any) at which it is stated to be given and remain true and accurate as the date hereof;

(k)	the entry into and performance of this Pledge Agreement (and any documents in connection therewith) are for the corporate benefit of the Pledgor;

(l)	the Shares represent, on the date of execution of this Pledge Agreement, 100 per cent. of the issued fully paid up and subscribed share capital of the Company;

(m)	upon completion of the actions referred to in Clause 3. of this Pledge Agreement, this Pledge is duly perfected and constitutes a legally valid and binding first ranking pledge over the Shares in favour of the Pledgee not subject to any prior or pari passu encumbrance and this Pledge is not liable to be avoided or otherwise set aside on the liquidation or insolvency of the Pledgor or otherwise;

(n)	it will not take or permit to be taken any action whereby the rights attaching to the Shares are diluted;

(o)	the Shares are not (and none of the Shares is) subject to any options to purchase or to sell or warrants or similar rights of any person;

(p)	it is and will remain the sole, registered and absolute legal owner of the Shares, and it has neither transferred, nor assigned, disposed of, sold, pledged or in any way encumbered the Shares (or any of them), other than pursuant to this Pledge Agreement, unless otherwise permitted by the Credit Agreement;

(q)	it undertakes not to modify the articles of association of the Company in any way that would adversely affect the Pledgee’s or any other Finance Party’s rights under the Finance Documents or any thereof;

(r)	it will not sell, dispose of, pledge or otherwise encumber hereafter the whole or any part of the Shares (including any Shares which have been released pursuant to a partial release (if any)), unless otherwise permitted by the Credit Agreement; and

(s)	the Company has not taken any corporate action, nor have any other steps been taken or legal proceedings been started or threatened, to the best of its knowledge, against the Company, for bankruptcy, insolvency, liquidation, reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de faillite), reorganisation or similar Luxembourg or foreign laws affecting the rights of creditors generally or for the appointment of an insolvency receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of such company or of any or all of its assets or revenues.

5.2	Covenants

The Pledgor covenants that during the Security Period, it will immediately inform the Pledgee of any distress, attachment, execution or other legal process commenced in respect of the Shares or any part thereof.

9

5.3	Repetition of representations, warranties and undertakings

(a)	The representations and warranties set out in this Clause 5. are made on the date of this Pledge Agreement and are deemed to be repeated in accordance with the Finance Documents as applying, mutatis mutandis, to the Pledgor during the Security Period with reference to the facts and circumstances then existing.

(b)	The undertakings set out in this Clause 5. are given on the date of this Pledge Agreement and remain in force for the entire Security Period.

6.	RIGHT TO VOTE, DIVIDENDS AND OTHER RIGHTS ATTACHING TO THE SHARES

6.1	Right to vote

(a)	Without prejudice to Clauses 6.1(c) and 6.3 below, the Pledgor shall remain the legal owner of the Shares and, accordingly, the right to take part in the general meetings of the shareholders of the Company and to vote therein shall remain vested in it. The Pledgor shall not, without the previous consent in writing of the Pledgee, exercise (or refrain from exercising) its voting powers in respect of the Shares in any manner which would adversely affect the Pledge (including, without limitation, in favour of any change in the terms of the Shares) or would be inconsistent with the terms of any of the Finance Documents.

(b)	The Pledgor shall in addition perform any and all obligations imposed upon it in its capacity as shareholder of the Company so as to preserve all rights conferred by the Shares.

(c)	Upon the occurrence and during the continuance of an Event of Default, the Pledgee shall be entitled to elect, by notice sent in writing to the Company and the Pledgor, to exercise the voting rights in relation to the Shares in any manner it deems fit for the purpose of protecting and/or enforcing its rights under the Pledge Agreement (including for the avoidance of doubt any voting rights with respect to resolutions relating to the dismissal, replacement and/or appointment of the managers of the Company). Upon such election by the Pledgee, which shall become effective immediately upon the dispatching of the above notice unless otherwise expressed therein, the Pledgor shall no longer be entitled to exercise any voting rights in relation to the Shares. The Pledgor and the Company undertake to inform the Pledgee of any meeting of the shareholders of the Company, as well as of the agenda thereof. The Pledgee shall furthermore be entitled to exercise all rights of the Pledgor in relation to the convening and/or holding of meetings of the shareholders or the adoption of shareholder’s resolutions in writing or otherwise. The Pledgee shall in particular have the right to request the board of managers of the Company to convene a meeting of the shareholders and to request items to be put on or added to the agenda, to convene such meeting itself and/or to propose and adopt resolutions in written form, to the extent permitted under applicable law. The Pledgor shall do whatever is necessary or useful in order to ensure that the exercise of these rights is facilitated for the Pledgee, including the issuing of a written confirmation in any form the Pledgee deems fit for the purpose of protecting and/or enforcing its rights under this Pledge Agreement or required under applicable law.

6.2	Right to dividend

(a)	Until the occurrence of an Event of Default, the Pledgor shall be entitled to receive the dividends and other distributions paid or payable by the Company on all or any of the Shares, unless the payment of such dividends or other distributions is or becomes prohibited by any Finance Document.

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(b)	Upon the occurrence and during the continuance of an Event of Default, the Pledgee shall be entitled to receive dividends and other distributions paid or payable by the Company on all or any of the Shares and to apply, retain or hold any payments so received in accordance with the Credit Agreement. To this effect, the Pledgor and the Pledgee agree that the Company is hereby directed (and the Company, by countersigning this Pledge Agreement, accepts), if and when an Event of Default occurs and is continuing, to make direct payment of all such dividends and other distributions to the Pledgee.

6.3	Other rights attaching to the Shares

Without prejudice to clauses 6.1 (a) and 6.2 (a), the Pledgee shall be entitled to exercise at its discretion, if it so elects by notice in writing to the Company and the Pledgor, any and all rights attaching to the Shares (or any part thereof) of any nature and whether arising by way of contract, deed, constitutional documents, law, court order or otherwise, in order to protect, exercise or facilitate the exercise of its rights under the Pledge Agreement.

7.	LIABILITY TO PERFORM AND FURTHER ASSURANCES

(a)	It is expressly agreed that, notwithstanding anything to the contrary contained in this Pledge Agreement, the Pledgor shall remain liable to observe and perform all of the conditions and obligations assumed by it in respect of the Shares and the Pledgee shall be under no obligation or liability by reason of or arising out of this Pledge Agreement. The Pledgee shall not be required in any manner to perform or fulfil any obligations of the Pledgor in respect of the Shares, or to make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by it, or to present or file any claim or take any other action to collect or enforce the payment of any amount to which it may have been or to which it may be entitled hereunder at any time.

(b)	The Pledgor shall at its own expense promptly and duly execute and do all such assurances, acts and things as the Pledgee may reasonably require as being necessary for perfecting or protecting all or any of the rights, powers, authorities and discretions which are for the time being exercisable by the Pledgee under this Pledge Agreement in relation to the Shares for facilitating the enforcement of any such rights or any part thereof and in the exercise of all powers, authorities and discretions vested in the Pledgee. To that effect, the Pledgor shall in particular execute all documents or instruments and give all notices, orders and directions and make all registrations which the Pledgee may reasonably think expedient.

8.	ENFORCEMENT OF THE PLEDGE

(a)	At any time following the occurrence of an Event of Default which is continuing the Pledgee is entitled to enforce the Pledge immediately, in its absolute discretion and exercise any right under (i) applicable law, and/or (ii) this Pledge Agreement and to enforce all or any part of the Pledge in respect of the Shares in any manner it sees fit.

The Pledgee shall in particular be entitled to:

(i)	if permitted under applicable law, cause the sale of all or any part of the Shares on a stock exchange determined by the Pledgee or by way of a public auction in a place and manner determined by the Pledgee; or

(ii)	request the Luxembourg courts that title to the Shares be assigned to the Pledgee in payment of the Secured Liabilities, upon expert’s determination; or

(iii)	appropriate the Shares at their market value as determined by an independent auditor (réviseur d’entreprises) or reputable investment bank appointed by the Pledgee on

11

the basis of such available elements and facts as deemed relevant by the independent auditor or the reputable investment bank. The Pledgee may, at its sole discretion, determine the date on which the appropriation becomes effective, including a date before the valuation has been commenced or completed. The Pledgee can further determine, at its sole discretion, that the right to appropriate all or part of the Shares be exercised by one or more entities other than the Pledgee (including a special purpose vehicle), it being understood that an appropriation of all or part of the Shares by such other entities shall be deemed to have the same effects under the Finance Documents as if the Pledgee had proceeded with such appropriation; or

(iv)	sell or cause the Shares to be sold in a private transaction at normal commercial terms (conditions commerciales normales); and

(v)	act generally in relation to the Shares in such manner as the Pledgee acting reasonably shall determine, to the widest extent permitted by applicable law.

(b)	The Pledgee shall have the right to request enforcement in relation to all or part of the Shares at its discretion. No action, choice or absence of action in this respect, or partial enforcement, shall in any manner affect the Pledge as it then shall be (and in particular those Shares which have not been subject to enforcement). The Pledge shall continue to remain in full and valid existence until enforcement, discharge or termination hereof, as the case may be.

9.	APPLICATION OF PROCEEDS

Any monies received by the Pledgee in respect of the Shares before or following the enforcement of the Pledge in accordance with Clause 8. above and/or under the rights and powers hereby conferred shall be applied, retain or held by the Pledgee in accordance with the terms of the Credit Agreement.

10.	RELEASE OF THE PLEDGE

At the expiry of the Security Period, the Pledgee will promptly upon the written request (and at the cost) of the Pledgor do whatever is necessary to release the Pledge. The Pledgee shall in particular inform the Company in writing of such release and instruct it to record the release of the Pledge in the Company’s register of the shareholders.

11.	LIABILITY AND INDEMNITY

(a)	Neither the Pledgee nor any of its agents shall be liable for any losses arising in connection with the exercise of any of its rights, powers and discretions (including without limitation its rights, powers and discretions in connection with the enforcement of the Pledge) hereunder save for liabilities and expenses arising from the gross negligence or misconduct (négligence grossière ou faute lourde) or wilful default (faute intentionnelle) of the Pledgee.

(b)	The Pledgor will indemnify the Pledgee and every attorney which may be appointed, from time to time, in respect of all liabilities and reasonably documented expenses incurred by it, him, her or them in the execution of any rights, powers or discretions vested in it, him, her or them pursuant thereto save for liabilities and expenses arising from the gross negligence or misconduct (négligence grossière ou faute lourde) or wilful default (faute intentionnelle) of the Pledgee or its attorney or both.

12.	DELEGATION BY THE PLEDGEE

(a)	The Pledgee or any person appointed by the Pledgee may at any time and from time to time delegate by power of attorney or in any other manner to any properly qualified person or persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Pledgee under this Pledge Agreement in relation to the Shares.

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(b)	Any such delegation may be made upon such terms (including a power of substitution) and subject to such regulations as the Pledgee or such person appointed by the Pledgee may think fit. The Pledgee shall as soon as practicable inform the Pledgor of the identity of the person appointed pursuant to this Clause 12.

(c)	The Pledgee or such person appointed by the Pledgee shall not be in any way liable or responsible to the Pledgor for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate or sub-delegate except in the case of gross negligence or misconduct (négligence grossière ou faute lourde) or wilful default (faute intentionnelle).

13.	POWER OF ATTORNEY

(a)	The Pledgor hereby, in order to fully secure the performance of its obligations hereunder, irrevocably appoints the Pledgee and every person appointed by the Pledgee hereunder to be its attorney (mandataire) acting severally, and on its behalf and in its name or otherwise, to execute and do all such acts and things which the Pledgor is required to do and fails to do under the covenants and provisions contained in this Pledge Agreement (including, without limitation, to make any demand upon or to give any notice or receipt to the Company or any other person).

(b)	The Pledgor hereby agrees to ratify and confirm, if need be, whatever any such attorney (as referred to in Clause 13(a) above) shall properly do or purport to do in the exercise or purported exercise of all or any of the powers, authorities and discretions referred to in such Clause.

14.	WAIVERS AND REMEDIES CUMULATIVE

No waiver of any of the terms hereof shall be effective unless in writing signed by the Pledgee. No delay in or non-exercise of any right by the Pledgee shall constitute a waiver. Any waiver may be on such terms as the Pledgee sees fit. The rights, powers and discretions of the Pledgee herein are additional to and not exclusive of those provided by law, by any agreement with or other security in favour of the Pledgee including the provisions set out in the Finance Documents.

15.	COSTS

15.1	The Pledgor shall pay to the Pledgee on demand all costs, fees and expenses (including, but not limited to, legal fees and expenses) and taxes thereon incurred by the Pledgee or for which the Pledgee may become liable in connection with:

(a)	the negotiation, preparation and execution of this Pledge;

(b)	the preserving or enforcing of, or attempting to preserve or enforce, any of its rights under this Pledge or the priority hereof;

(c)	any variation of, or amendment or supplement to, any of the terms of this Pledge; and/or

(d)	any consent or waiver required from the Pledgee in relation to this Pledge,

and in any case referred to in Clause 15.1 (c) and (d) regardless of whether the same is actually implemented, completed or granted, as the case may be.

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15.2	The Pledgor shall pay promptly any stamp, documentary and other like duties and taxes to which this Pledge may be subject or give rise and shall indemnify the Pledgee on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Pledgor to pay any such duties or taxes.

16.	NOTICES

All notices and other communications provided for hereunder shall be in English and shall be either (i) in writing (including facsimile communication) and mailed by first class mail (registered or certified, return receipt requested), overnight air courier guaranteeing next day delivery, facsimile transmission or otherwise delivered in person or (ii) by electronic mail in portable document format (.pdf) (if electronic mail addresses are designated as provided below) confirmed immediately in writing, addressed to the applicable party at its address set forth below or at such other address as shall be designated by such party in a written notice to the other parties.

Pledgor:

PACIFIC DRILLING (GIBRALTAR) LIMITED

57/63 Line Wall Road, Gibraltar

Attention: Ms. Tyrene Soleci (for and on behalf of Cheam Directors Limited)

Fax No.: +00350-200-40249

Email: tyrene.soleci@linemanagement.gi

With copy to

3050 Post Oak Blvd., Ste 1500

Houston, TX 77056

Attention: John Boots

Fax: +1 (713) 583-5777

Pledgee:

DNB BANK ASA, NEW YORK BRANCH,

200 Park Avenue, 31st Floor

New York, NY 10166

Attn: Florianne Robin

Fax: +1 212-681-3900

Company:

PACIFIC SHARAV S.À R.L.

37, rue d’Anvers

L-1130 Luxembourg

Luxembourg

Attention: Centralis Luxembourg

Fax: +352 26 84 54 10

With copy to

3050 Post Oak Blvd., Ste 1500

Houston, TX 77056

Attention: John Boots

Fax: +1 (713) 583-5777

All such notices and other communications shall, when mailed, transmitted by facsimile, sent by electronic mail or otherwise, be deemed to have been duly given five Business Days after being deposited in the mail, postage prepaid, the next Business Day after timely delivery to the courier,

14

after receipt is acknowledged of a facsimile transmission, after receipt of electronic mail is confirmed in writing, or at the time delivered by hand if personally delivered, respectively, addressed as aforesaid; except that notices and other communications to the Pledgee shall not be effective until received by the Pledgee. Delivery by facsimile or portable document format (.pdf) transmission of an executed counterpart of any amendment or waiver of any provision of this Agreement shall be effective as delivery of an original executed counterpart thereof.

17.	ASSIGNMENT

(a)	The Pledgor may not assign, novate or otherwise transfer any of its rights and obligations under this Pledge Agreement. The Pledgee may assign, novate or otherwise transfer all or any part of its rights and obligations under this Pledge Agreement provided that such assignment, novation or transfer will be effected together with a parallel assignment, novation or transfer under the Finance Documents.

(b)	In case of an assignment, novation or other transfer by the Pledgee or any other Finance Party to one or several transferees of all or any part of the Secured Liabilities and/or of any other rights it may have under any of the Finance Documents, to the extent required under applicable law (including for the purpose of article 1278 of the Luxembourg civil code) and without prejudice to any other terms hereof or of any other Finance Documents, the Pledgee and the Pledgor hereby agree, that in any such event, this Pledge and all rights under this Pledge Agreement shall be preserved, so that the security constituted by this Pledge Agreement shall automatically, and without any formality, benefit to any such transferees.

(c)	This Pledge Agreement shall remain in effect despite any amalgamation, merger or demerger (however effected) relating to the Pledgee or any of the Finance Parties, and references to the Pledgee or the Finance Parties shall be deemed to include any assignee, transferee or successor in title of the Pledgee or the Finance Parties and any person who, under any applicable law, has assumed the rights and obligations of the Pledgee or the Finance Parties hereunder or, as applicable, under any other Finance Documents or to which under such laws these rights and obligations have been assigned, novated or transferred in any manner.

(d)	To the extent a further notification, registration or any other step is required by law to give effect to the above, such further notification or registration shall be made or such other step taken, and the Pledgor hereby irrevocably appoints the Pledgee as its attorney (mandataire), to make any notifications and/or to proceed to any required registrations, and/or to take any other steps, and the Pledgor undertakes to do so itself if so requested by the Pledgee.

18.	SEVERABILITY

If, at any time, any provision of this Pledge Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Pledge Agreement nor of such provisions under the law of any other jurisdiction shall in any way be affected or impaired thereby.

19.	GOVERNING LAW AND JURISDICTION

(a)	This Pledge Agreement is governed by, and shall be construed in accordance with, Luxembourg law.

(b)	Any dispute arising in connection with this Pledge Agreement shall be submitted to the courts of the district of Luxembourg-City.

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(c)	Nothing in this Clause 19. limits the right of the Pledgee to bring proceedings against the Pledgor in any other court of competent jurisdiction or concurrently in more than one jurisdiction to the extent permitted by applicable law.

20.	COUNTERPARTS

This Pledge Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of the Pledge Agreement.

IN WITNESS THEREOF the parties hereto have executed this Pledge Agreement on the day and year first above written.

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SIGNATORIES

The Pledgor

PACIFIC DRILLING (GIBRALTAR) LIMITED

by:
Name:
Title:

The Pledgee

DNB BANK ASA, NEW YORK BRANCH

by:
Name:
Title:

The Company acknowledges and accepts (i) the security interest constituted by this Pledge Agreement, (ii) the terms of Clause 3(b) of this Pledge Agreement and (iii) the directions contained in Clauses 6.1(c) and 6.2(b) of this Pledge Agreement. The Company confirms (i) that it will provide the required assistance in respect of the perfection of the Pledge and (ii) that it shall perform as directed and that nothing in the Company’s articles of incorporation or otherwise prevents it from complying with the above obligations and directions. The Company irrevocably appoints the Pledgee to be its attorney (mandataire) to make in its name and on its behalf all filings and publications in the Luxembourg trade and companies register required to give effect to the exercise by the Pledgee of its rights under this Pledge Agreement including, in particular, any filings with the Luxembourg trade and companies register relating to appointing or dismissing managers appointed or dismissed in accordance with Clause 6.1(c) and any transfer of ownership of the Shares following an enforcement in accordance with Clause 8.

The Company

PACIFIC SHARAV S.À R.L.

by:
Name:
Title:

17

EXHIBIT D-2

FORM OF BRITISH VIRGIN ISLANDS SHARE PLEDGE AGREEMENT

SEE ATTACHED

EXHIBIT D-2

FORM OF BRITISH VIRGIN ISLANDS

SHARE PLEDGE AGREEMENT

Made on the [            ] day of [            , 20    ]

BY:

PACIFIC DRILLING (GIBRALTAR) LIMITED,

as the Chargor

IN FAVOUR OF:

DNB BANK ASA, NEW YORK BRANCH,

as Security Agent, as the Chargee

ACKNOWLEDGED BY:

PACIFIC DRILLING VII LIMITED,

SHARE CHARGE

Share Charge

TABLE OF CONTENTS

1.	INTERPRETATION	2

2.	CHARGOR’S REPRESENTATIONS AND WARRANTIES	3

3.	CHARGOR’S COVENANTS	4

4.	SECURITY	5

5.	DEALINGS WITH CHARGED PROPERTY	7

6.	PRESERVATION OF SECURITY	8

7.	ENFORCEMENT OF SECURITY	9

8.	FURTHER ASSURANCES	12

9.	INDEMNITIES	13

10.	POWER OF ATTORNEY	14

11.	EXPENSES	15

12.	NOTICES	15

13.	ASSIGNMENTS	16

14.	MISCELLANEOUS	17

15.	LAW AND JURISDICTION	18

Schedule 1 - Share Transfer Form

Schedule 2 - Proxy

Schedule 3 - Undertaking

Schedule 4 - Form of Letter of Instruction to Registered Agent

-i-	Share Charge

THIS SHARE CHARGE (this “Charge”) is made on the [            ] day of [            , 20    ]

BY:

PACIFIC DRILLING (GIBRALTAR) LIMITED, a company incorporated under the laws of [Gibraltar] and having its registered office at [Line Management Services Limited, 57/63 Line Wall Road, PO Box 199, Gibraltar] (the “Chargor”);

IN FAVOUR OF:

DNB BANK ASA, NEW YORK BRANCH, in its capacity as Security Agent for the benefit of the Finance Parties (as defined in the Credit Agreement described below), and having its registered office at [            ] (together with any successor Security Agent appointed pursuant to Section 28 of the Credit Agreement (as hereinafter defined), the “Chargee”); and

ACKNOWLEDGED BY:

PACIFIC DRILLING VII LIMITED, a company incorporated under the laws of the British Virgin Islands with company number 1700134 and having its registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands VG1110 (the “Company”).

WHEREAS:

(A) The Chargor is the registered owner of one hundred percent (100%) of the issued and outstanding shares of the Company. The Company is authorised to issue a maximum of 50,000 shares having a par value of US$1.00 each, of which [1] share with a par value of US$1.00 has been issued as fully paid to, is beneficially owned by, and is registered in the name of, the Chargor.

(B) PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [            ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [            ], as bookrunners, have entered into a Senior Secured Credit Facility Agreement dated as of [                 , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), pursuant to which the GIEK Facility Lender and the Commercial Facility Lenders have agreed to make available to the Borrowers loan facilities in the aggregate principal amount of up to the lower of [One Billion United States Dollars (US$1,000,000,000) and 72% of the Project Costs (as defined in the Credit Agreement)], subject to the terms and conditions set forth therein.

Share Charge

(C) It is a requirement of the Credit Agreement that the Guarantor shall cause the Chargor to enter into this Charge in order to, inter alia, charge in favour of the Chargee the Chargor’s interest in all of the shares beneficially owned by it in the Company as one of the Borrowers.

(D) The Chargor will derive substantial [direct and] indirect benefits from the transactions contemplated by the Credit Agreement.

NOW THIS CHARGE WITNESSES as follows:

1.	INTERPRETATION

1.1	In this Charge, unless the context otherwise requires, the following words and expressions shall have the meanings set forth below. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

“Charge”	means this share charge.

“Charged Property”	means all of the Charged Shares and all dividends or other distributions, interest and other moneys paid or payable on or after the date hereof in connection therewith and all interests in and all rights accruing at any time to or in respect of all or any of the Charged Shares and all and any other property that may at any time be received or receivable by or otherwise distributed to the Chargor in respect of or in substitution for, or in addition to, or in exchange for, or on account of, any of the foregoing, including, without limitation, any shares or other securities resulting from the division, combination, consolidation, change, conversion or reclassification of any of the Charged Shares, or the reorganization, merger or consolidation of the Company with any other body corporate, or the occurrence of any event which results in the substitution or exchange of the Charged Shares.

“Charged Shares”	means the 1 share with a par value of US$1.00 of the Company registered in the name of the Chargor as legal and beneficial owner thereof and all other shares in the Company from time to time legally or beneficially owned by the Chargor.

“Parties”	means the parties to this Charge collectively; and “Party” means any one of them.

2	Share Charge

1.2	In this Charge unless the context otherwise requires:

(a)	references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification);

(b)	references to clauses and schedules are references to clauses hereof and schedules hereto; references to sub-clauses or paragraphs are, unless otherwise stated, references to sub-clauses of the clauses hereof or paragraphs of the schedule in which the reference appears;

(c)	references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine and/or neuter and vice versa;

(d)	references to persons shall include companies, partnerships, associations and bodies of persons, whether incorporated or unincorporated;

(e)	references to assets include property, rights and assets of every description; and

(f)	references to any document are to be construed as references to such document as amended or supplemented from time to time.

2.	CHARGOR’S REPRESENTATIONS AND WARRANTIES

The Chargor hereby represents and warrants to the Chargee that:

2.1	The Charged Shares are legally and beneficially owned by, and registered in the name of the Chargor;

2.2	The Charged Shares constitute all the issued shares in the Company;

2.3	The Chargor is a company duly incorporated, validly existing and in good standing under the laws of Gibraltar;

2.4	The Company is under no obligation, nor is it liable to become under any obligation, to issue any further shares nor, without limiting the generality of the foregoing, has the Company created any option to acquire shares in the Company or any securities exchangeable for or convertible into shares of the Company;

2.5	Entry into this Charge by the Chargor and enforcement hereof by the Chargee will not contravene the terms of any material agreement to which the Chargor is bound or to which the Charged Shares are subject or the constitutional documents of the Company;

2.6	The Chargor is the legal and beneficial owner of all of the Charged Property free from any Security Interest (other than those created by this Charge) and any options or rights of pre-emption;

3	Share Charge

2.7	The Chargor has full power and authority (i) to be the legal and beneficial owner of the Charged Property, (ii) to execute and deliver this Charge and (iii) to comply with the provisions of, and perform all its obligations under, this Charge;

2.8	This Charge constitutes the Chargor’s legal, valid and binding obligations enforceable against the Chargor in accordance with its terms except as such enforcement may be limited by any relevant bankruptcy, insolvency, administration or similar laws affecting creditors’ rights generally;

2.9	The entry into and performance by the Chargor of this Charge does not violate (i) any law or regulation of any governmental or official authority, or (ii) any material agreement, contract or other undertaking to which the Chargor is a party or which is binding upon the Chargor or any of its assets;

2.10	All consents, licences, approvals and authorisations required in connection with the entry into, performance, validity and enforceability of this Charge have been, or will be pursuant to Section 2.13 hereof, obtained and are in full force and effect;

2.11	The Chargor has taken all corporate and other action required to approve its execution, delivery and performance of this Charge;

2.12	As a matter of British Virgin Islands law, this Charge creates a valid security interest over the Charged Property, enforceable in accordance with its terms;

2.13	When an entry in the Register of Members of the Company is made containing a statement that the shares of the Company have been mortgaged or charged pursuant to this Charge in favour of the Chargee in accordance with section 66 of the BVI Business Companies Act, 2004 (British Virgin Islands), as amended (the “Act”), and when a copy of the Register of Members is registered with the Registrar of Corporate Affairs pursuant to section 231 of the Act], such entry and such registration will assist in giving any person who subsequently carries out a search of the register of companies maintained by the Registrar of Corporate Affairs in the BVI in respect of the Company, notice of the existence of this Charge. No other actions are required as a matter of British Virgin Islands law to regulate the ranking of this Charge in point of priority; and

2.14	Pursuant to section 128 of the Gibraltar Companies Act, an original or original certified true copy of a fully signed and dated version of this Charge (together with the prescribed short particulars thereof, which Gibraltar counsel for the Chargor can prepare) requires to be presented for registration against the Chargor at Companies House, Gibraltar within 21 days of the creation of the Charge over the Charged Property.

3.	CHARGOR’S COVENANTS

The Chargor hereby covenants with the Chargee:

3.1	That the Chargor will, on demand of the Chargee and at the expense of the Chargor, execute and deliver to the Chargee or to such person or persons as the Chargee may nominate such additional charge or charges of the Charged Property (or any part thereof) for the purpose of further securing the payment and discharge of all Secured Liabilities, each such additional charge to be in such form as the Chargee may reasonably require;

4	Share Charge

3.2	That the Chargor shall, on request of the Chargee, provide to the Chargee promptly on receipt by the Chargor a copy of all notices, written consents, reports, accounts, circulars and other communications issued by the Company or by any third party in respect of the Charged Shares;

3.3	That the Chargor and the Company will not, except as permitted by the terms of the Credit Agreement:

(a)	permit any person other than the Chargor, the Chargee or any transferee nominated by the Chargee on enforcement of this Charge to be the registered holder of any of the Charged Shares;

(b)	permit any variation of the rights attaching to the Charged Shares;

(c)	take or permit any action which might result in an increase or reduction in the number of shares that the Company is authorised to issue or the issued shares of the Company, unless any such additional shares become part of the Charged Property and are charged in favour of the Chargee pursuant hereto;

(d)	effect or permit the Company to be continued to another jurisdiction outside of the British Virgin Islands, except as permitted by Section 13.4 of the Credit Agreement;

(e)	effect or permit any scheme or plan of arrangement, merger, consolidation or other reorganisation applicable to the Company; or

(f)	save in accordance with Sub-Clause 8.2 and except for such amendments as would not reasonably be expected to be adverse to the Chargee, permit any amendment to the memorandum and articles of association of the Company.

4.	SECURITY

4.1	In consideration of the agreements of the Finance Parties under the Finance Documents and as continuing security for the Secured Liabilities, the Chargor as legal and beneficial owner hereby assigns and agrees to assign to the Chargee all benefits present and future, actual and contingent accruing in respect of the Charged Property and all the Chargor’s right, title and interest to and in the Charged Property including (without limitation) all voting and other consensual powers pertaining to the Charged Shares and hereby charges and agrees to charge in favour of the Chargee all of its interest in the Charged Property by way of a first fixed charge.

4.2	On the date hereof, the Chargor hereby agrees to deliver, or cause to be delivered, to the Chargee:

(a)	duly executed undated share transfers in respect of the Charged Shares in favour of the Chargee or its nominees in the form set out in Schedule 1;

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(b)	that certain certificate no. [ ], representing 1 share with a par value of US$1.00 of the Company (which such certificate constitutes all share certificates representing the Charged Shares as of the date hereof);

(c)	an executed undated irrevocable proxy made in respect of the Charged Shares in favour of the Chargee or its nominee in respect of all general meetings of the Company in the form set out in Schedule 2;

(d)	an undertaking from the Company to register transfers of the Charged Shares to the Chargee or its nominee in the form set out in Schedule 3;

(e)	an irrevocable letter of instruction to the Company’s registered agent in the form set out in Schedule 4; and

(f)	an undated letter of resignation from each of the Company’s officers and directors.

4.3	Promptly upon any issue of any further Charged Shares, the Chargor will deliver, or cause to be delivered, to the Chargee the items listed in Paragraphs 4.2(a), (b), (c), (d) and (e) in respect of all such further Charged Shares. Promptly upon the appointment of any additional director to fill a vacancy or otherwise, the Chargor will deliver, or cause to be delivered, to the Chargee the item referred to in Section 4.2(f) signed by such director.

4.4	Concurrently with any change of the Company’s registered agent, the Chargor will deliver, or cause to be delivered, an irrevocable letter of instruction to the Company’s new registered agent in the form set out in Schedule 4.

4.5	The Chargor hereby covenants that, during the Security Period, it will not:

(a)	create or suffer the creation of any Security Interests (other than those created by this Charge) on or in respect of the whole of any part of the Charged Property or any of its interest therein; or

(b)	sell, assign, transfer or otherwise dispose of any of its interest in the Charged Property (other than with respect to the dividend or other distribution payments described in Paragraph 5.1(b)); in any such case, unless permitted by the terms of the Credit Agreement.

4.6	The Chargor shall remain liable to perform all the obligations assumed by it in relation to the Charged Property and the Chargee shall be under no obligation of any kind whatsoever in respect thereof or be under any liability whatsoever in the event of any failure by the Chargor to perform its obligations in respect thereof.

4.7	Upon the Secured Liabilities having been satisfied and discharged in full in cash, and following a written request therefor from the Chargor, the Chargee will, at the Chargor’s cost, release the security constituted by this Charge in accordance with the terms of the Credit Agreement.

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4.8	Notwithstanding anything to the contrary contained herein (a) the Security Interest created hereby in funds received as dividends permitted pursuant to Section 13.10 of the Credit Agreement shall be automatically released upon the distribution or other transfer of such funds by the Company, and (b) the Security Interest created hereby in any Charged Shares shall be automatically released upon and only for the duration of any transfer of such shares by the Chargor expressly permitted pursuant to the proviso to the definition of “Borrower or Internal Charterer or Approved Manager Change of Control Event” in the Credit Agreement.

5.	DEALINGS WITH CHARGED PROPERTY

5.1	Unless and until an Event of Default has occurred:

(a)	the Chargor shall be entitled to exercise all voting and/or consensual powers pertaining to the Charged Property or any part thereof for all purposes not inconsistent with the terms of this Charge, the Credit Agreement and/or the other Finance Documents;

(b)	the Chargor shall be entitled to receive and retain any dividend payments, distributions, interest or other moneys or assets accruing on or in respect of the Charged Property or any part thereof; and

(c)	the Chargor shall be entitled to receive all notices pertaining to the Charged Shares.

5.2	The Chargor shall pay all calls, instalments or other payments, and shall discharge all other obligations, which may become due in respect of any of the Charged Property and, in an Event of Default, the Chargee may if it thinks fit make such payments or discharge such obligations on behalf of the Chargor. Any sums so paid by the Chargee in respect thereof shall be repayable on demand and pending such repayment shall constitute part of the Secured Liabilities.

5.3	The Chargee shall not have any duty to ensure that any dividend payments, distributions, interest or other moneys and assets receivable in respect of the Charged Property are duly and punctually paid, received or collected as and when the same become due and payable or to ensure that the correct amounts (if any) are paid or received on or in respect of the Charged Property or to ensure the taking up of any (or any offer of any) stocks, shares, rights, moneys or other property paid, distributed, accruing or offered at any time by way of redemption bonus, rights, preference, or otherwise on or in respect of, any of the Charged Property.

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6.	PRESERVATION OF SECURITY

6.1	It is hereby agreed and declared that:

(a)	the Security Interest created by this Charge shall be held by the Chargee as a continuing security for the payment and discharge of the Secured Liabilities and the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the Secured Liabilities;

(b)	the Security Interest so created shall be in addition to and shall not in any way be prejudiced or affected by any of the other Finance Documents;

(c)	the Chargee shall not be bound to enforce any other security before enforcing the security created by this Charge;

(d)	no delay or omission on the part of the Chargee in exercising any right, power or remedy under this Charge shall impair such right, power or remedy or be construed as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies herein provided are cumulative and not exclusive of any rights, powers and remedies provided by law and may be exercised from time to time and as often as may be expedient; and

(e)	any waiver by the Chargee of any terms of this Charge shall only be effective if given in writing and then only for the purpose and upon the terms for which it is given.

6.2	Any settlement or discharge under this Charge between the Chargee and the Chargor shall be conditional upon no security or payment to the Chargee by the Company or the Chargor or any other person being avoided or set-aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency, administration or liquidation for the time being in force and, if such condition is not satisfied, the Chargee shall be entitled to recover from the Chargor on demand the value of such security or the amount of any such payment as if such settlement or discharge had not occurred.

6.3	The rights of the Chargee under this Charge and the Security Interest hereby constituted shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to impair, affect or discharge such rights and security, in whole or in part, including without limitation, and whether or not known to or discoverable by the Company, the Chargor, the Chargee or any other person:

(a)	any time or waiver granted to or composition with the Company or any other person;

(b)	the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Company or any other person;

(c)	any legal limitation, disability, incapacity or other circumstances relating to the Company or any other person;

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(d)	any amendment or supplement to the Credit Agreement, the Finance Documents or any other document or security;

(e)	the dissolution, liquidation, merger, consolidation, reconstruction or reorganisation of the Company or any other person; or

(f)	the unenforceability, invalidity or frustration of any obligations of the Company or any other person under the Credit Agreement, the Finance Documents or any other document or security.

6.4	Until the Secured Liabilities have been satisfied and discharged in full in cash, the Chargor shall not by virtue of any payment made hereunder on account of the Secured Liabilities or by virtue of any enforcement by the Chargee of its rights under, or the security constituted by, this Charge or by virtue of any relationship between or transaction involving, the Chargor and the Company (whether such relationship or transaction shall constitute the Chargor a creditor of the Company, a guarantor of the obligations of the Company or a party subrogated to the rights of others against the Company or otherwise howsoever and whether or not such relationship or transaction shall be related to, or in connection with, the subject matter of this Charge):

(a)	exercise any rights of subrogation in relation to any rights, security or moneys held or received or receivable by the Chargee or any person;

(b)	exercise any right of contribution from any co-surety liable in respect of such moneys and liabilities under any other guarantee, security or agreement;

(c)	exercise any right of set-off or counterclaim against the Company or any such co-surety;

(d)	receive, claim or have the benefit of any payment, dividend payment, distribution, security or indemnity from the Company or any such co-surety; or

(e)	unless so directed by the Chargee (when the Chargor will prove in accordance with such directions), claim as a creditor of the Company or any such co-surety in competition with the Chargee.

6.5	The Chargor shall hold in trust for the Chargee and forthwith pay or transfer (as appropriate) to the Chargee any such payment (including an amount equal to any such set-off), distribution (other than such dividend or other distribution payments described in Paragraph 5.1(b)) or benefit of such security, indemnity or claim in fact received by it.

7.	ENFORCEMENT OF SECURITY

7.1	Upon the occurrence and during the continuation of an Event of Default, the Security Interest hereby constituted shall become immediately enforceable and the Chargee may, at any time, without further notice to, or consultation with, or the consent of, the Chargor:

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(a)	solely and exclusively exercise all voting and/or consensual powers pertaining to the Charged Property or any part thereof and may exercise such powers in such manner as the Chargee may think fit; and/or remove the then existing directors and officers (with or without cause); and/or

(b)	receive and retain all dividends, interest, distributions or other moneys or assets accruing on or in respect of the Charged Property or any part thereof, such dividends, interest, distributions or other moneys or assets to be held by the Chargee, until applied in the manner described in Sub-Clause 7.4, as additional security charged under and subject to the terms of this Charge and any such dividends, interest, distributions or other moneys or assets received by the Chargor after such time shall be held in trust by the Chargor for the Chargee and paid or transferred to the Chargee on demand; and/or

(c)	appoint by instrument any person to be a receiver of the Charged Property (the “Receiver”) and remove any Receiver so appointed and appoint another or others in his stead; and/or

(d)	sell, transfer, grant options over or otherwise dispose of the Charged Property or any part thereof at such place and in such manner and at such price or prices as the Chargee may deem fit, and thereupon the Chargee shall have the right to deliver, assign and transfer in accordance therewith the Charged Property so sold, transferred, granted options over or otherwise disposed of; and/or

(e)	complete any undated blank share transfer forms of all or any part of the Charged Property by dating the same and/or inserting its name or the name of its nominee as transferee and deliver the same; and/or

(f)	insert the date into any undated letters of resignation of any officer or director of the Company and deliver the same.

Upon the taking of any of the foregoing actions, the Chargee will provide prompt notice of the same to the Chargor.

7.2	The Chargee shall not be obliged to make any enquiry as to the nature or sufficiency of any payment received by it under this Charge or to make any claim or to take any action to collect any moneys assigned by this Charge or to enforce any rights or benefits assigned to the Chargee by this Charge or to which the Chargee may at any time be entitled hereunder.

7.3	Upon any sale of the Charged Property or any part thereof by the Chargee the purchaser shall not be bound to see or enquire whether the Chargee’s power of sale has become exercisable in the manner provided in this Charge and the sale shall be deemed to be within the power of the Chargee, and the receipt of the Chargee for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable therefor.

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All moneys received by the Chargee pursuant to this Charge shall be applied in accordance with the terms of Section 18.1 of the Credit Agreement.

7.4	In no event shall the Chargee be responsible or liable for any failure or delay in the performance of its obligations under this Charge arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services. Further, in no event shall the Chargee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit and diminution in the value thereof) irrespective of whether the Chargee has been advised of the likelihood of such loss or damage and regardless of the form of action.

7.5	The Chargee shall not by reason of the taking of possession of the whole or any part of the Charged Property or any part thereof be liable to account as mortgagee-in-possession or for anything except actual receipts or be liable for any loss upon realisation or for any default or omission for which a mortgagee-in-possession might be liable.

7.6	In addition to all other rights or powers vested in the Chargee hereunder or by statute or otherwise, any Receiver appointed by the Chargee pursuant to Section 7.1(d) may take such action in relation to the enforcement of this Charge to:

(a)	take possession of, redeem, collect and get in all or any part of the Charged Property;

(b)	raise or borrow money and grant security therefor over all or any part of the Charged Property;

(c)	appoint an attorney or accountant or other professionally qualified person to assist him in the performance of his functions;

(d)	do all acts and to execute in the name and on behalf of the Chargor any document or deed in respect of all or any part of the Charged Property;

(e)	in the name of the Chargor or in his own name, bring, prosecute, enforce, defend and abandon applications, claims, disputes, actions, suits and proceedings in connection with all or any part of the Charged Property and to submit to arbitration, negotiate, compromise and settle any such applications, claims, disputes, actions, suits or proceedings;

(f)	sell, call in, collect and convert to money the Charged Property or any of it at such place and in such manner and at such price or prices as he shall think fit;

(g)	exercise any powers, discretion, voting or other rights or entitlements in relation to the Charged Property and generally to carry out any other action as may be necessary or advisable to enforce this Charge and realize on the rights granted hereunder;

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(h)	make any arrangement or compromise related to the foregoing; and

(i)	do all such other acts and things as may be considered to be incidental or conducive to any of the matters or powers aforesaid and which the Receiver lawfully may or can do as agent for the Chargor.

7.7	Every Receiver shall, so far as it concerns responsibility for his acts, be deemed to be an agent of the Chargor, which shall be solely responsible for his acts and defaults and for the payment of his remuneration and no Receiver shall at any time act as agent for the Chargee.

7.8	Every Receiver shall be entitled to remuneration for his services at a rate to be fixed by agreement between him and the Chargee (or, failing such agreement, to be fixed by the Chargee) appropriate to the work and responsibilities involved, upon the basis of current industry practice.

7.9	Any remedies referred to in section 66 of the Act, including the right to sell the shares and the right to appoint a receiver to vote the shares, receive dividend payments or other distributions, and exercise any other rights in respect of the shares, shall be exercisable immediately upon the occurrence of an Event of Default.

7.10	The Conveyancing and Law of Property Act shall not apply to this Charge.

8.	FURTHER ASSURANCES

8.1	The Chargor shall execute and do all such assurances, acts and things the Chargee in its reasonable discretion may require for:

(a)	perfecting, protecting or ensuring the priority of the Security Interest hereby created (or intended to be created);

(b)	preserving or protecting any of the rights of the Chargee under this Charge;

(c)	ensuring that the security constituted by this Charge and the covenants and obligations of the Chargor under this Charge shall inure to the benefit of any assignee of the Chargee;

(d)	facilitating the appropriation or realisation of the Charged Property or any part thereof; or

(e)	exercising any power, authority or discretion vested in the Chargee under this Charge,

(f)	in any such case, forthwith upon demand by the Chargee and at the expense of the Chargor.

8.2	Without limitation to the generality of Sub-Clause 8.1, the Chargor covenants with the Chargee that it will on demand of the Chargee use its best endeavours to procure any

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amendment to the memorandum and articles of association of the Company necessary or, in the opinion of the Chargee, desirable, in order to give effect to the terms of this Charge or any documents or transactions provided for herein.

8.3	Upon the occurrence and during the continuation of an Event of Default, the Chargor shall provide such assurances and do all acts and things the Receiver may in his reasonable discretion require for the purpose of exercising the powers (or giving effect to the exercise of the powers) conferred on the Receiver hereunder and the Chargor hereby irrevocably appoints the Receiver to be the lawful attorney in fact of the Chargor to do any act or thing and to exercise all the powers of the Chargor for the purpose of exercising the powers (or giving effect to the exercise of the powers) conferred on the Receiver hereunder.

8.4	The Chargor and the Company shall within five (5) Business Days of the date hereof (i) procure the entry in the Register of Members of the Company pursuant to section 66(8) of the Act of the details of this Charge; and (ii) procure the filing of an annotated copy of the Company’s Register of Members with the British Virgin Islands Registrar of Corporate Affairs pursuant Section 231 of the Act (the “Section 231 Share Register”).

8.5	The Chargor and the Company covenant that the Company shall not amend its register of members or the Section 231 Share Register or inform the British Virgin Islands Registrar of Corporate Affairs that it ceases to register any changes in the Register of Members, without the consent of the Chargee.

9.	INDEMNITIES

9.1	The Chargor will indemnify and hold harmless the Chargee, the Receiver and each agent or attorney appointed under or pursuant to this Charge from and against any and all expenses, claims, liabilities, losses, taxes, costs, duties, fees and charges properly and reasonably suffered, incurred or made by the Chargee, the Receiver or such agent or attorney (other than any such expenses, claims, liabilities, losses, taxes, costs, duties, fees and charges resulting from the gross negligence or willful misconduct of the Chargee, the Receiver or such agent or attorney):

(a)	in the exercise or purported exercise of any rights, powers or discretions vested in them pursuant to this Charge;

(b)	in the preservation or enforcement of the Chargee’s rights under this Charge or the priority thereof; or

(c)	on the release of any part of the Charged Property from the security created by this Charge,

(d)	and the Chargee, the Receiver or such agent or attorney may retain and pay all sums in respect of the same out of money received under the powers conferred by this Charge. All amounts recoverable by the Chargee, the Receiver or such agent or attorney or any of them shall be recoverable on a full indemnity basis.

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9.2	If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Chargor or the bankruptcy or liquidation of the Chargor or for any other reason any payment under or in connection with this Charge is made or fails to be satisfied in a currency (the “Payment Currency”) other than the currency in which such payment is due under or in connection with this Charge (the “Contractual Currency”), then to the extent that the amount of such payment actually received by the Chargee when converted into the Contractual Currency at the rate of exchange, falls short of the amount due under or in connection with this Charge, the Chargor, as a separate and independent obligation, shall indemnify and hold harmless the Chargee against the amount of such shortfall. For the purposes of this Clause, “rate of exchange” means the rate at which the Chargee is able on or about the date of such payment to purchase the Contractual Currency with the Payment Currency and shall take into account any premium and other costs of exchange with respect thereto.

10.	POWER OF ATTORNEY

10.1	The Chargor, by way of security and in order more fully to secure the performance of its obligations hereunder, hereby irrevocably appoints the Chargee and the persons deriving title under it jointly and also severally to be its attorney:

(a)	to execute and complete in favour of the Chargee or its nominees or of any purchaser any documents which the Chargee may from time to time require for perfecting the Chargee’s title to or for vesting any of the assets and property hereby charged or assigned in the Chargee or its nominees or in any purchaser and to give effectual discharges for payments;

(b)	to take and institute on non-payment (if the Chargee in its sole discretion so decides) all steps and proceedings in the name of the Chargor or of the Chargee for the recovery of such moneys, property and assets hereby charged and to agree accounts;

(c)	to act as the Chargor’s corporate representative and/or to appoint any officer or nominee of the Chargee for such purpose to represent the Chargor at any general meeting of the members of the Company and to sign any resolution in writing of the members of the Company or to requisition or convene general meetings of the Company or to waive or consent to short notice of such in that capacity;

(d)	to make allowances and give time or other indulgence to any surety or other person liable;

(e)	otherwise generally to act for it and in its name and on its behalf; and

(f)	to sign, execute, seal and deliver and otherwise perfect and do any such legal assignments and other assurances, charges, authorities and documents over the moneys, property and assets hereby charged, and all such deeds, instruments, acts and things (including, without limitation, those referred to in Clause 8) which may be required for the full exercise of all or any of the powers conferred or which may be deemed proper on or in connection with any of the purposes aforesaid.

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10.2	The power hereby conferred shall be a general power of attorney and the Chargor hereby ratifies and confirms and agrees to ratify and confirm any instrument, act or thing which any such attorney may execute or do. In relation to the power referred to herein, the exercise by the Chargee of such power shall be conclusive evidence of its right to exercise the same.

10.3	Anything in this Clause 10 to the contrary notwithstanding, (a) the Chargee agrees that neither it nor any person deriving title under it will exercise any rights under the power of attorney provided for in this Clause 10 unless an Event of Default shall have occurred and be continuing, and (b) the Parties agree that the grant of the power of attorney set forth in this Clause 10 shall not be deemed to create an obligation on the part of the Chargee or any person deriving title under it to take any one or more of the actions described herein.

10.4	Notwithstanding anything contained in this Clause 10, the Chargee agrees that neither it nor any person deriving title under it will exercise any rights under the power of attorney provided for in this Clause 10 unless an Event of Default shall have occurred and be continuing.

11.	EXPENSES

11.1	The Chargor shall pay to the Chargee on demand all reasonable, documented, out-of-pocket costs, fees and expenses (including, but not limited to, legal fees and expenses) and taxes thereon incurred by the Chargee or for which the Chargee may become liable in connection with:

(a)	the negotiation, preparation and execution of this Charge;

(b)	the preserving or enforcing of, or attempting to preserve or enforce, any of its rights under this Charge or the priority hereof;

(c)	any variation of, or amendment or supplement to, any of the terms of this Charge; and/or

(d)	any consent or waiver required from the Chargee in relation to this Charge,

and in any case referred to in Paragraphs (c) and (d) regardless of whether the same is actually implemented, completed or granted, as the case may be.

11.2	The Chargor shall pay promptly any stamp, documentary and other like duties and taxes to which this Charge may be subject or give rise and shall indemnify the Chargee on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Chargor to pay any such duties or taxes.

12.	NOTICES

All notices and other communications provided for hereunder shall be in English and shall be either (i) in writing (including facsimile communication) and mailed by first

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class mail (registered or certified, return receipt requested), overnight air courier guaranteeing next day delivery, facsimile transmission or otherwise delivered in person or (ii) by electronic mail in portable document format (.pdf) (if electronic mail addresses are designated as provided below) confirmed immediately in writing, addressed to the applicable Party at its address set forth below or at such other address as shall be designated by such party in a written notice to the other Parties.

Chargor:

PACIFIC DRILLING (GIBRALTAR) LIMITED

57/63 Line Wall Road, Gibraltar

Attention: Ms. Tyrene Soleci (for and on behalf of Cheam Directors Limited)

Fax No.: +00350-200-40249

Email: tyrene.soleci@linemanagement.gi

Chargee:

DNB BANK ASA, NEW YORK BRANCH,

as Security Agent

[                    ]

[                    ]

Attention: [            ]

Fax: +[            ]

All such notices and other communications shall, when mailed, transmitted by facsimile, sent by electronic mail or otherwise, be deemed to have been duly given five Business Days after being deposited in the mail, postage prepaid, the next Business Day after timely delivery to the courier, after receipt is acknowledged of a facsimile transmission, after receipt of electronic mail is confirmed in writing, or at the time delivered by hand if personally delivered, respectively, addressed as aforesaid; except that notices and other communications to the Chargee shall not be effective until received by the Chargee. Delivery by facsimile or portable document format (.pdf) transmission of an executed counterpart of any amendment or waiver of any provision of this Deed shall be effective as delivery of an original executed counterpart thereof.

13.	ASSIGNMENTS

13.1	This Charge and all non-contractual obligations arising out of or in connection with it shall be binding upon and shall inure to the benefit of the Chargor and the Chargee and each of their respective successors and permitted assigns and references in this Charge to any of them shall be construed accordingly.

13.2	The Chargor may not assign or transfer all or any part of its rights and/or obligations under this Charge.

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13.3	The Chargee may assign or transfer all or any part of its rights or obligations under this Charge to any successor Security Agent in accordance with Section 28.10 of the Credit Agreement.

14.	MISCELLANEOUS

14.1	The Chargee, at any time and from time to time, may delegate by power of attorney or in any other manner to any person or persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Chargee under this Charge in relation to the Charged Property or any part thereof. Any such delegation may be made upon such terms and be subject to such regulations as the Chargee may think fit. The Chargee shall not be in any way liable or responsible to the Chargor for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate provided the Chargee has acted reasonably in selecting such delegate.

14.2	This Charge, including its Schedules / together with any documents referred to herein, contains the whole agreement between the Parties in respect of the subject matter of this Charge and supersedes and replaces any prior written or oral agreements, representations or understandings between them relating to such subject matter. The Parties confirm that they have not entered into this Charge on the basis of any representation that is not expressly incorporated into this Charge. Without limiting the generality of the foregoing, neither party shall have any remedy in respect of any untrue statement made to him upon which he may have relied in entering into this Charge, and a Party’s only remedy is for breach of contract. However, nothing in this Charge purports to exclude liability for any fraudulent statement or act.

14.3	No amendment, modification or waiver of any provision of this Charge, and no consent to any departure by the Chargor, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 29.1 of the Credit Agreement.

14.4	No failure on the part of the Chargee or any other Finance Party or any Receiver to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Charge shall in any manner impair or affect other security for the Secured Liabilities. The rights and remedies of the Chargee provided herein and in the other Finance Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

14.5	The headings in this Charge are inserted for convenience only and shall not affect the construction of this Charge.

14.6	This Charge may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

14.7	If any of the clauses, sub-clauses, paragraphs, conditions, covenants or restrictions of this Charge or any deed or document emanating from it shall be found to be void but would

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be valid if some part thereof were deleted or modified, then such clause, sub-clause, paragraph, condition, covenant or restriction shall apply with such deletion or modification as may be necessary to make it valid and effective.

14.8	In performing this Charge, the Chargee shall be entitled to all of the rights, protections and immunities accorded to the Security Agent under the Credit Agreement.

14.9	The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act), all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Charge agree that they will provide to the Chargee such information as it may request, from time to time, in order for the Chargee to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

14.10	Notwithstanding anything else to the contrary herein, the Chargee shall not have any duty to take any discretionary action or exercise any discretionary powers, except as provided under Section 28 of the Credit Agreement.

15.	LAW AND JURISDICTION

This Charge shall be governed by and construed in accordance with the laws of the British Virgin Islands and the Parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the British Virgin Islands, provided that nothing in this Clause shall affect the right of the Chargee to serve process in any manner permitted by law or limit the right of the Chargee to take proceedings with respect to this Charge against the Chargor in any jurisdiction nor shall the taking of proceedings with respect to this Charge in any jurisdiction preclude the Chargee from taking proceedings with respect to this Charge in any other jurisdiction, whether concurrently or not.

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IN WITNESS WHEREOF the Parties hereto have caused this Charge to be duly executed as a Deed the day and year first before written.

EXECUTED AS A DEED by PACIFIC DRILLING (GIBRALTAR) LIMITED, as the Chargor:	) ) )	Duly Authorised Signatory
	)	Name:
)
	)	Title:
)

	) )	Duly Authorised Signatory
	) )	Name:
)
	) )	Title:
	)	By:
	) )	Title:

In the presence of:

Signature of Witness

Name:

Address:

Occupation:

Signature Page to Share Charge

EXECUTED AS A DEED by DNB BANK ASA, NEW YORK BRANCH, as Security Agent, as the Chargee:	) ) )	Duly Authorised Signatory
	)	Name:
	) )	Title:
)

	) )	Duly Authorised Signatory
	) )	Name:
	) )	Title:

Signature Page to Share Charge

EXECUTED AS A DEED by PACIFIC DRILLING VII LIMITED, as the Company:	) ) )	Duly Authorised Signatory
	)	Name:
	) )	Title:
)

	) )	Duly Authorised Signatory
	) )	Name:
	) )	Title:

In the presence of:

Signature of Witness

Name:

Address:

Occupation:

Signature Page to Share Charge

SCHEDULE 1

SHARE TRANSFER FORM

PACIFIC DRILLING VII LIMITED

(the “Company”)

TRANSFER OF SHARES

The undersigned, PACIFIC DRILLING (GIBRALTAR) LIMITED, DOES HEREBY SELL, TRANSFER AND ASSIGN to                                          of [Insert address] (the “Transferee”), [                ] shares in the Company, a company incorporated under the [BVI Business Companies Act, 2004 (British Virgin Islands) (as amended).

DATED the      day of         , 20    .

PACIFIC DRILLING (GIBRALTAR) LIMITED

Per:

Agreed and accepted this      day of         , 20    .

, as the Transferee

Per:

Share Charge

SCHEDULE 2

PACIFIC DRILLING VII LIMITED

(the “Company”)

PROXY

The undersigned, PACIFIC DRILLING (GIBRALTAR) LIMITED, holder of all of the issued and outstanding shares in the Company, hereby irrevocably appoints              of the address              as our proxy to vote on our behalf at any meeting of shareholders or to execute on our behalf any written resolution of the sole shareholder of the Company.

This proxy is given in support of and is coupled with the security interest of DNB Bank ASA, as Security Agent in the shares held by Pacific Drilling (Gibraltar) Limited under a share charge dated [            ], 2013.

EXECUTED AS A DEED this      day of             , 20    .

PACIFIC DRILLING (GIBRALTAR) LIMITED

Per:

Share Charge

SCHEDULE 3

UNDERTAKING

We, PACIFIC DRILLING VII LIMITED (the “Company”), hereby irrevocably UNDERTAKE and COVENANT with DNB BANK ASA, NEW YORK BRANCH, in its capacity as security agent for the benefit of the Finance Parties (as defined in the Share Charge hereinafter described), and having its registered office at [            ] (together with any successor security agent appointed pursuant to Section 28 of the Credit Agreement (as defined in the Share Charge hereinafter described), the “Chargee”) as follows:

(a)	to procure the entry in the Register of Members of the Company pursuant to section 66(8) of the BVI Business Companies Act, 2004 (British Virgin Islands) of the details of the Share Charge (as defined below), to submit a copy of the Company’s Register of Members for registration by the Registrar of Corporate Affairs pursuant to section 231 of the BVI Business Companies Act, 2004 (British Virgin Islands) and not to amend the same or the Company’s register of members or inform the Registrar of Corporate Affairs that it cease to register any changes in the Company’s Register of Members, without the consent of the Chargee;

(b)	to register all transfers of Charged Shares submitted to the Company for registration by the Chargee pursuant to the due exercise of rights under the Share Charge (as defined below) as soon as practical following the submission of such transfers; and

(c)	to deliver to the Chargee an irrevocable letter of instruction to the Company’s registered agent in the form set out in Schedule 4 to the Share Charge and to not change the Company’s registered agent unless such a letter of instruction is delivered to the Chargee substantially concurrently with such replacement registered agent becoming the registered agent of the Company.

This Undertaking is given pursuant to Paragraph 4.2(d) of the Share Charge (as amended, restated, supplemented or otherwise modified from time to time, the “Share Charge”) dated [                 , 20    ] between Pacific Drilling (Gibraltar) Limited, as chargor, and the Chargee and acknowledged by the Company. Any capitalised terms used herein and not otherwise defined herein shall have the meanings given such terms in the Share Charge.

EXECUTED AS A DEED on behalf of the Company on [                 , 20    ].

Director

Share Charge

SCHEDULE 4

FORM OF LETTER OF INSTRUCTION TO REGISTERED AGENT

Trident Trust Company (B.V.I.) Limited

Trident Chambers

PO Box 146

Road Town

Tortola, British Virgin Islands

Ladies and Gentlemen,

Irrevocable letter of instruction – charge over the Charged Shares issued by Pacific Drilling VII Limited (the “Company”)

1.	You are the Registered Agent of the Company.

2.	Please find enclosed a copy of a share charge dated [ , 20 ] (as amended, restated, supplemented or otherwise modified from time to time, the “Share Charge”) between Pacific Drilling (Gibraltar) Limited, as the Chargor, and DNB Bank ASA, New York Branch, in its capacity as security agent for the benefit of the Finance Parties (as defined in the Share Charge), and having its registered office at [ ] (together with any successor security agent appointed pursuant to Section 28 of the Credit Agreement (as defined in the Share Charge), the “Chargee”), and acknowledged by the Company over the Charged Shares issued by the Company. Capitalized terms defined in the Share Charge have the same meaning in this letter.

3.	Subject to the filing of a copy of its Register of Members at the Registry pursuant to section 231 of the BVI Business Companies Act, 2004 (as amended) (the “Act”) and the Share Charge, the Company is required to maintain its original Register of Members at its registered office in the British Virgin Islands at all times.

4.	We hereby irrevocably authorise and direct you that, so long as the Share Charge remains in force:

(a)	the Register of Members of the Company shall remain at the registered office under your control;

(b)	you may not accept instructions to amend the notation on the Register of Members of the Company except with the prior written consent of the Chargee;

(c)	you shall, if instructed to do so by the Chargee, register the transfer of Charged Shares either to the Chargee (or its nominee), or to any third party pursuant to the power of sale conferred upon the Chargee under the Share Charge;

Share Charge

(d)	you shall not issue any shares until after you have furnished to the Chargee a notice with respect to such issuance substantially in the form of, and containing the information required by, Annex A to this Letter of Instruction; and

(e)	you shall not issue any additional shares if there is a pending action by the Chargee under section 43 of the Act.

5.	This letter of instruction shall remain in force until the Chargee notifies you in writing that the Share Charge has been released.

6.	This letter is governed by British Virgin Islands law.

Yours faithfully

[name of director ]	[name of director ]

for and on behalf of	for and on behalf of

Pacific Drilling VII Limited	Pacific Drilling (Gibraltar) Limited

cc:	DNB Bank ASA, New York Branch,

as Security Agent

2	Share Charge

ANNEX A

[                     ]

To:	DNB Bank ASA, New York Branch, as security agent for the

Finance Parties or its successor in such capacity

Re:	Share Charge (as amended, restated, supplemented or otherwise modified from time to time, the “Share Charge”) dated [ , 20 ] between Pacific Drilling (Gibraltar) Limited, as chargor, and DNB Bank ASA, New York Branch, as security agent, as chargee and acknowledged by Pacific Drilling VII Limited (the “Company”). Any capitalised terms used herein and not otherwise defined herein shall have the meanings given such terms in the Share Charge.

We, have received a request from [                    ] (the “Subscriber”), requesting the Company to allot to the Subscriber                  shares (the “New Shares”).

In consideration for the issue of the New Shares, the Subscriber is agreeing to undertake to pay US$         to the Company, representing a price of US$         for each of the New Shares.

We acknowledge that so long as the Share Charge remains in force, the New Shares will remain subject to the section 66(8) of the BVI Business Companies Act, 2004 upon entry on the Register of Members of the Company.

Yours truly,

[                     ]

as registered agent of the Company

Authorised Signatory of

Dated:

Share Charge

EXHIBIT E

FORM OF FIRST PREFERRED SHIP MORTGAGE

SEE ATTACHED

EXHIBIT E

FORM OF FIRST

PREFERRED SHIP

MORTGAGE

FIRST PREFERRED SHIP MORTGAGE

ON

THE REPUBLIC OF LIBERIA FLAG VESSEL

[PACIFIC MELTEM][PACIFIC SHARAV]

OFFICIAL NUMBER [OFFICIAL NO.]

executed by

[PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.],

as Shipowner,

in favor of

DNB BANK ASA, NEW YORK BRANCH,

not in its individual capacity, but solely as trustee mortgagee,

as

Trustee Mortgagee and Mortgagee

Dated [                ], 20

First Preferred Ship Mortgage

First Preferred Ship Mortgage

ii	First Preferred Ship Mortgage

EXHIBIT B    FORM OF HEDGING AGREEMENT AND CONFIRMATION [IF ANY]

iii	First Preferred Ship Mortgage

FIRST PREFERRED SHIP MORTGAGE (this “Mortgage”) made this [    ] day of [            ], 20    , by [PACIFIC DRILLING VII LIMITED, a company incorporated and existing under the laws of the British Virgin Islands][PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg] (the “Shipowner”) with an address at [                                        ], to DNB BANK ASA, NEW YORK BRANCH, with an address at [                                        ], not in its individual capacity, but solely as trustee mortgagee (the “Trustee Mortgagee” and together with its successors in trust and assigns, the “Mortgagee”), pursuant to the Credit Agreement (as defined below).

Capitalized terms used herein and not otherwise defined are used herein as defined in the Credit Agreement (as defined below).

WHEREAS:

1. The Shipowner is the sole, absolute, legal and beneficial owner of the whole of the Republic of Liberia flag drilling rig vessel [PACIFIC MELTEM][PACIFIC SHARAV], Official Number [                    ], duly documented in the name of the Shipowner under the laws and flag of the Republic of Liberia with her home port at the port of Monrovia, and is a foreign maritime entity fully qualified to own a Liberian vessel.

2. Pursuant to Section 28.1(c) of the Credit Agreement (as defined below), the Mortgagee has agreed to act as Trustee Mortgagee for the Facility Agent (on behalf of the Finance Parties) and hold this Mortgage in such capacity.

3. Pursuant to the Senior Secured Credit Facility Agreement, dated as of [                 ], 2013 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and

First Preferred Ship Mortgage

[                    ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [                    ], as bookrunners, a copy of the form of which is annexed hereto as Exhibit A and made a part hereof, the GIEK Facility Lender and the Commercial Facility Lenders have agreed to make available to the Borrowers loan facilities in the aggregate principal amount of up to the lower of (i) One Billion United States Dollars (USD1,000,000,000) and (ii) 72% of the Project Costs, to be made as follows:

(a) by the GIEK Facility Lender, a term loan facility of up to [Five Hundred Million (USD500,000,000)] conditional upon the issuance of the GIEK Guarantee, and

(b) by the Commercial Facility Lenders, a term loan facility of up to [Five Hundred Million (USD500,000,000)],

to provide pre-delivery and post-delivery financing to the Borrowers for the Collateral Vessels. As of the date hereof, the Shipowner is justly indebted to the GIEK Facility Lender and the Commercial Facility Lenders for Advances made in the aggregate principal amount of [                                         United States Dollars (USD                    )]. The parties agree that for purposes of determining the total principal amount of this Mortgage, the aggregate amount of Advances (lent and to be lent) secured hereby is One Billion United States Dollars (USD1,000,000,000).

4. [The Shipowner has also entered into [the Hedging Agreement], a copy of which together with the confirmation relating thereto is annexed hereto as Exhibit B and made a part hereof. The Shipowner may enter into additional Hedging Agreements in similar form from time to time in connection with the Credit Agreement.] The parties agree that for purposes of determining the total principal amount of this Mortgage, the aggregate amount of obligations under Hedging Agreements entered into and to be entered into that will be secured by this Mortgage is [                    United States Dollars (USD                    )].

5. For purposes of this Mortgage, the parties agree that the total principal amount secured by this Mortgage is One Billion                      Hundred Million United States Dollars (USD1,    ,000,000), the aggregate of (i) One Billion United States Dollars (USD1,000,000,000) respecting Advances made and to be made, and (ii) [                    ] United States Dollars (USD            ) respecting obligations under Hedging Agreements entered into as of the date hereof and Hedging Agreements hereafter entered into in accordance with the terms of the Credit Agreement. Consequently, for recording purposes, the total amount of this Mortgage is One Billion              Hundred Million United States Dollars (USD1,    ,000,000) and interest, costs and performance of Mortgage covenants.

2	First Preferred Ship Mortgage

6. In order to secure the Secured Liabilities to be paid or performed under the Credit Agreement and the other Finance Documents (collectively, the “Obligations”), the Shipowner has duly authorized the execution and delivery of this Mortgage.

NOW, THEREFORE, to secure the prompt payment and performance of the Obligations, the Shipowner has granted, conveyed, mortgaged, pledged, confirmed, assigned, transferred and set over, and by these presents does grant, convey, mortgage, pledge, confirm, assign, transfer and set over unto the Mortgagee the whole of said vessel [PACIFIC MELTEM][PACIFIC SHARAV], together with all of its respective boilers, engines, generators, drilling machinery and equipment, pumps and pumping equipment, machinery, masts, spars, sails, boats, anchors, cables, chains, rigging, tackle, apparel, furniture, fittings, equipment, fuel, consumable and other stores, spares and all other appurtenances thereunto appertaining or belonging, whether on board or ashore, and also any and all additions, improvements and replacements hereafter made in or to such vessel, or any part thereof, or in or to its equipment and appurtenances aforesaid (the “Vessel”) (and excluding certain equipment and appurtenances aboard the Vessel, that are not the property of the Shipowner and leased equipment not belonging to the Shipowner);

TO HAVE AND TO HOLD all the above mortgaged and described property unto the Mortgagee and its successors and assigns, to its and its successors’ and assigns’ own use, benefit and behoof forever, upon the terms set forth in this Mortgage;

PROVIDED, HOWEVER, and these presents are upon the condition that, if the Shipowner or its successors or assigns shall pay or cause to be paid or perform or caused to be performed or there shall otherwise be paid in full or performed in full, the Obligations in accordance with the terms hereof and of the Credit Agreement and the other Finance Documents, this Mortgage and the estate and rights hereby granted shall cease to be binding and be void, otherwise to remain in full force and effect.

IT IS HEREBY COVENANTED, DECLARED AND AGREED that the property above described is to be held subject to the further covenants, conditions, provisions, terms and uses hereinafter set forth.

3	First Preferred Ship Mortgage

ARTICLE I

COVENANTS OF THE SHIPOWNER

The Shipowner covenants and agrees with the Mortgagee as follows:

SECTION 1.1. Payment. The Shipowner will make payment of, or perform, when due all Obligations on demand from time to time payable or to be performed by the Shipowner under and in accordance with the terms of the Credit Agreement and the other Finance Documents to which it is a party.

SECTION 1.2. Organization; Authorization, etc.. The Shipowner was duly organized and is now duly existing as a [company][private limited liability company] under the laws of the [British Virgin Islands][Luxembourg] and is duly qualified as a Liberian foreign maritime entity; it is duly authorized to mortgage the Vessel; all corporate and shareholder action necessary and required by law or its organizational documents for the execution and delivery of this Mortgage has been duly and effectively taken; this Mortgage is and will be a valid and enforceable obligation of the Shipowner in accordance with its terms; the Shipowner shall at all times maintain its existence and right to carry on its business to the extent set forth in the Credit Agreement and the other Finance Documents; and the Shipowner is and shall remain duly qualified to own and register the Vessel in its name as owner pursuant to the laws of the Republic of Liberia, and the regulations in effect thereunder from time to time, as amended. The Shipowner shall be engaged only in the business of ownership of the Vessel, the chartering, operation, technical management and commercial management of the Vessel, and related activities.

SECTION 1.3. Title; Possession. The Shipowner lawfully owns and is lawfully possessed of the Vessel free from any Security Interest whatsoever (except for Permitted Security Interests), and will warrant and defend the title and possession thereto and to every part thereof for the benefit of the Mortgagee against the claims and demands of all persons whomsoever; provided, however, that notwithstanding anything herein to the contrary, no intention to subordinate the Security Interest and lien granted in favor of the Mortgagee hereunder is to be implied or expressed by the permitted existence of the Permitted Security Interests.

4	First Preferred Ship Mortgage

SECTION 1.4. Recording. The Shipowner will cause this Mortgage to be duly recorded in the Office of the Deputy Commisioner of Maritime Affairs of the Republic of Liberia (the “Deputy Commissioner’s Office”), in accordance with the provisions of Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended (hereinafter called the “Liberian Maritime Law”), and will otherwise comply with and satisfy, or cause to be complied with and satisfied, all of the provisions of applicable laws of the Republic of Liberia in order to establish, perfect and maintain this Mortgage as a valid, enforceable and duly perfected first preferred mortgage lien thereunder upon the Vessel and upon all renewals, replacements and improvements made in or to the same, in order to secure the Obligations.

SECTION 1.5. Trade; Approved Manager. (a) The Shipowner will not knowingly or recklessly cause or permit the Vessel to be operated in any manner contrary to applicable law, and will not engage in any unlawful trade or violate any applicable law or carry any illicit or prohibited cargo, in each case, that will expose the Vessel to penalty, confiscation, forfeiture, capture or condemnation, and will not do, or suffer or permit to be done, anything which can or may injuriously affect the registration or enrollment of the Vessel under the laws and regulations of the Republic of Liberia. The Shipowner will at all times keep the Vessel duly documented as a Republic of Liberia flag vessel under the Republic of Liberia laws, except as permitted pursuant to Section 1.13 hereof, and the regulations in effect thereunder from time to time, as amended. Upon request of the Mortgagee from time to time, the Shipowner will, as promptly as reasonably practicable, advise the Mortgagee of the Vessel’s location and of any contract relating to the Vessel.

(b) Only the Shipowner, an Approved Manager or an Internal Charterer in accordance with the terms of Section 15.16 of the Credit Agreement shall perform the technical management of the Vessel. The Shipowner will not change or permit the change of the technical or the commercial management of the Vessel in violation of the Credit Agreement.

SECTION 1.6. Taxes. The Shipowner will pay and discharge when due and payable, from time to time, all material taxes, assessments, governmental charges, fines and penalties lawfully imposed on the Vessel or any income therefrom unless the Shipowner is contesting the amount, applicability or validity thereof in good faith and by appropriate proceedings as further set forth in Section 12.7 of the Credit Agreement.

5	First Preferred Ship Mortgage

SECTION 1.7. No Security Interests. Neither the Shipowner, any Approved Manager, any charterer, the master of the Vessel nor any other Person has or shall have any right, power or authority to create, incur or permit to be placed or imposed or continued upon the Vessel any Security Interest whatsoever other than Permitted Security Interests, including this Mortgage.

SECTION 1.8. Notice of Mortgage. The Shipowner will place, and at all times and places will retain, a properly certified copy of this Mortgage on board the Vessel with her papers and will cause such certified copy of this Mortgage and the Vessel’s registration document to be exhibited to any and all persons having business therewith which might give rise to any Security Interest thereon other than liens for crew’s wages and salvage, and to any representative of the Mortgagee; and will place and keep prominently displayed in the chart room and in the master’s cabin of the Vessel, a framed printed notice in plain type reading as follows:

“NOTICE OF MORTGAGE

This Vessel is owned by [Pacific Drilling VII Limited][Pacific Sharav S.ÀR.L.] and is subject to a First Preferred Ship Mortgage in favor of DNB Bank ASA, New York Branch, as Trustee Mortgagee/Mortgagee under the authority of Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended. Under the terms of said Mortgage, neither the Shipowner, any vessel manager, any charterer, the master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any Security Interest whatsoever other than Permitted Security Interests.”

SECTION 1.9. Removal of Security Interests. The Shipowner will not create, incur, assume or suffer to exist any Security Interest on the Vessel other than the lien of this Mortgage and other Permitted Security Interests, and in due course and in any event within thirty (30) days (or seven (7) days after a request by the Mortgagee to discharge such Security Interest) after the same becomes due and payable, the Shipowner will pay or cause to be discharged or make adequate provision for the satisfaction or discharge of all claims or demands (except to the extent that the same shall (i) concurrently be contested by the Shipowner in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided in accordance with GAAP) and shall not affect the continued release of the Vessel or (ii) not be likely to have a Material Adverse Effect), or will cause the Vessel to be released or discharged from any Security Interest therefor.

6	First Preferred Ship Mortgage

SECTION 1.10. Vessel Arrest. (a) If a libel, complaint, writ or warrant be filed against the Vessel or the Vessel be otherwise attached, arrested, seized levied upon or taken into custody under process or color of legal authority for any cause whatsoever, the Shipowner will promptly notify the Mortgagee by facsimile, confirmed by letter, at its address, as specified by reference in Section 3.9 of this Mortgage. Within thirty (30) days (or seven (7) days after a request by the Mortgagee to discharge such Security Interest) after such filing, attachment, arrest, seizure, levy or taking into custody, the Shipowner will cause the Vessel to be released and all Security Interests thereon other than this Mortgage and any Permitted Security Interest to be discharged (except to the extent that the claim giving rise to such Security Interest shall concurrently be contested by the Shipowner in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided in accordance with GAAP) and shall not affect the release of the Vessel) and will promptly notify the Mortgagee thereof in the manner aforesaid.

(b) If the Shipowner shall fail or neglect to furnish proper security or otherwise to release the Vessel from libel, arrest, levy, seizure, attachment or taking into custody as set forth above, the Mortgagee or any person acting on behalf of the Mortgagee may furnish security to release the Vessel and by so doing shall not be deemed to cure the default of the Shipowner.

SECTION 1.11. Maintenance; Classification. (a) The Shipowner will at all times and without cost or expense to the Mortgagee maintain and preserve, or cause to be maintained and preserved, the Vessel in good running order and repair, so that the Vessel shall be, insofar as due diligence can make her so, tight, staunch, strong and well and sufficiently tackled, apparelled, furnished, equipped and in every respect seaworthy and will keep the Vessel, or cause her to be kept, in such condition as will entitle her to maintain her Classification free of any requirement or recommendations affecting class which has not been complied with in accordance with its terms and so as to avoid adverse notation. The Shipowner will not change the Classification Society without the prior written consent of the Mortgagee, such written consent to change the Classification Society shall not be construed to be a waiver of this provision with respect to any subsequent proposed change of Classification Society.

(b) The Shipowner will supply to the Mortgagee, on request of the Mortgagee, copies of any surveys and inspection reports and any other information respecting the Vessel reasonably requested by the Mortgagee. The Mortgagee shall have the right at any reasonable time, on

7	First Preferred Ship Mortgage

reasonable notice and without interfering with the operation of the Vessel, to inspect or survey the Vessel to ascertain its condition and to satisfy itself as to repairs proposed or already carried out. The Shipowner shall also permit the Mortgagee to inspect the Vessel’s logs, whenever requested, on reasonable notice and without interference with the operation of the Vessel, and shall promptly furnish the Mortgagee with full information regarding any casualties or other accidents or damage to the Vessel which is likely to be a Major Casualty (as defined in the Credit Agreement).

(c) The Vessel shall, and the Shipowner covenants that it will, at all times comply with all material applicable laws, rules and regulations issued thereunder, including but not limited to, Environmental Laws, except to the extent that the failure to so comply, to the extent legally required, would not constitute a Material Adverse Effect. Without prejudice to Section 15.17 of the Credit Agreement, the Vessel shall have on board as and when required by any Environmental Law or any other applicable law, rule or regulation certificates showing compliance therewith, except to the extent that the failure to so comply, to the extent legally required, would not reasonably be expected to result in a Material Adverse Effect. The Shipowner covenants that it, and any Approved Manager, will at all times comply in all material respects with the International Management Code for the Safe Operation of Ships and for Pollution Prevention adopted by the International Maritime Organization. The Shipowner shall take, or cause to be taken, all reasonable precautions to prevent illegal drugs or drug paraphernalia from being used or kept on board the Vessel and, if applicable, otherwise comply with the Zero Tolerance anti-drug policy of the United States, except to the extent that the failure to so comply, to the extent legally required, would not reasonably be expected to result in a Material Adverse Effect.

(d) The Shipowner will not make, or permit to be made, any substantial change in the structure, type or speed of the Vessel or change in the rig of the Vessel, if any such change would or could reasonably be expected to be materially adverse to the rights or interest of the Mortgagee, or any of the terms of the insurances referred to in Section 1.15 of this Mortgage, or materially diminish the value of the Vessel.

(e) The Shipowner may, in the ordinary course of maintenance, repair or overhaul of the Vessel, remove any item of property constituting a part of the Vessel, provided that any such item of property that is legally and beneficially wholly-owned by the Shipowner and the removal of which would materially reduce the value of the Vessel is replaced as promptly as possible by an item of property which, immediately prior to the time of replacement, is free and clear of all

8	First Preferred Ship Mortgage

Security Interests and rights of others other than Permitted Security Interests and otherwise meets the conditions set forth in Section 15.4 of the Credit Agreement. Any such replacement item of property, shall, without necessity of further act, become part of the Vessel and subject to this Mortgage.

SECTION 1.12. Drydocking. The Shipowner agrees to give the Mortgagee notice of any scheduled drydocking as reflected in the Guarantor’s regularly released fleet status report available at the Guarantor’s corporate website (www.pacificdrilling.com) and ten (10) days notice, if possible, (or such shorter period as circumstances permit) of the actual date and place of any unscheduled drydocking in order that the Mortgagee may have representatives present if desired. The Shipowner agrees that at the Mortgagee’s request, prior to commencing any such work, it will satisfy the Mortgagee that the expense of such drydocking or survey or work to be done thereat is within the Shipowner’s financial ability and will not result in a claim or Security Interest against the Vessel in violation of the provisions of this Mortgage.

SECTION 1.13. Flag. The Vessel is duly documented in the name of the Shipowner as owner thereof under the laws and flag of the Republic of Liberia. The Shipowner will not transfer or change the flag or port of documentation of the Vessel without the prior written consent of the Majority Lenders as provided in Section 15.18 of the Credit Agreement.

SECTION 1.14. Sales; Dispositions. The Shipowner will not convey, sell, demise charter, lease to third parties (except Internal Charters, drilling contracts or time or voyage charters in the ordinary course of business in accordance with the terms of Section 15.15 of the Credit Agreement), or enter into any sale-leaseback transaction, assign, transfer or otherwise dispose of the Vessel to any person, except a disposition in compliance with Section 29.1(b) of the Credit Agreement.

SECTION 1.15. Insurance. The Shipowner will at all times and at its own cost and expense cause to be carried and maintained in respect of the Vessel insurance conforming to the requirements of Section 14 of the Credit Agreement.

9	First Preferred Ship Mortgage

SECTION 1.16. Reimbursement of Mortgagee. The Shipowner will reimburse the Mortgagee promptly, with interest at a rate equal to the rate payable pursuant to Section 7 of the Credit Agreement, for any and all expenditures which the Mortgagee may from time to time reasonably make, lay out or expend in providing such protection in respect of insurance, discharge or purchase of Security Interests, Taxes, dues, assessments, governmental charges, fines and penalties, repairs, attorneys’ fees and other matters, in each case, as the Shipowner is obligated herein to pay or provide, but fails to pay or provide. Such obligation of the Shipowner to reimburse the Mortgagee shall be an additional indebtedness due from the Shipowner, secured by this Mortgage, and shall be payable by the Shipowner on demand. The Mortgagee, though privileged so to do, shall be under no obligation to the Shipowner to make any such expenditures, nor shall the making thereof relieve the Shipowner of any default in that respect.

SECTION 1.17. Performance of Contracts. The Shipowner will fully perform any and all drilling contracts, charter parties and other contracts respecting the use or employment of the Vessel, except to the extent failure to perform the same would not constitute a Material Adverse Effect. The Shipowner agrees to advise the Mortgagee of any material claim in excess of $50,000,000 in value made in writing against the Shipowner or the Vessel by a charterer, operator or other counterparty to a drilling contract, charter, or other contract for use of the Vessel.

SECTION 1.18. Further Assurances. In the event that at any time and from time to time, this Mortgage, the Credit Agreement, or any of the other Finance Documents or any provisions hereof or thereof shall be deemed invalidated in whole or in part by reason of any present or future law or any decision of any authoritative court, or if the documents at any time held by the Mortgagee shall be reasonably deemed by the Mortgagee to be insufficient to create and perfect the lien intended to be created by this Mortgage, then the Shipowner, forthwith upon the request of the Mortgagee, will execute, on its own behalf, such other and further assurances and documents as are reasonably requested by the Mortgagee to more effectually subject the Vessel to the payment of the principal sum of the Obligations, as in this Mortgage provided, and the performance of the terms and provisions of this Mortgage.

10	First Preferred Ship Mortgage

SECTION 1.19. Requisition. Provided such event shall not constitute a Total Loss, in the event of the requisition (whether of title or use), condemnation, sequestration, seizure or forfeiture of the Vessel by any governmental or purported authority or by anyone else, any payments in respect thereof shall be paid to, and the Shipowner shall cause any such payment to be deposited in, the Earnings Account.

SECTION 1.20. Total Loss. If a Total Loss shall have occurred respecting the Vessel, the Shipowner agrees it will prepay the loan in accordance with the terms of Section 8.8 of the Credit Agreement.

SECTION 1.21. Covenant Performance. The Shipowner will fully observe, perform, and comply with any and all covenants, terms and conditions and undertakings in this Mortgage, the Credit Agreement, and the other Finance Documents which are applicable to it.

SECTION 1.22. [Reserved]

SECTION 1.23. Amendments re: Maturity Date or Hedging Agreements or Confirmations. The Shipowner shall, upon request of the Mortgagee, enter into an amendment to this Mortgage in order to change the maturity date of this Mortgage to the date that is twelve (12) years after delivery of the second Vessel to be financed under the Credit Agreement. The Shipowner further agrees, promptly upon entering into any Hedging Agreement, to amend this Mortgage to attach any such Hedging Agreement and Confirmation as an Exhibit hereto if requested by the Mortgagee. The costs associated with either such amendment (including fees of counsel to the Mortgagee) shall be borne by the Shipowner.

ARTICLE II

EVENTS OF DEFAULT AND REMEDIES

SECTION 2.1. Events of Default; Remedies. In case any one or more of the following events, herein termed “Events of Default”, shall happen:

(a) the statements in Sections 1.2 and 1.3 of Article I hereto shall prove to have been untrue when made in a material way; or

11	First Preferred Ship Mortgage

(b) a default in the due and punctual observance and performance of any of the provisions of Sections 1.4, 1.5(a), 1.9, 1.10(a), 1.13, 1.14, or 1.15(a) of Article I hereof shall have occurred and such default, if capable of being cured, continues unremedied for a period of thirty (30) days from the earlier of (A) receipt by the Shipowner of written notice thereof from the Mortgagee and (B) the date the Shipowner first becomes aware (actually or constructively) of such failure; or

(c) an “Event of Default” shall have occurred and be continuing as defined in the Credit Agreement;

then, in each and every such case, the Mortgagee shall have all of the rights set forth in the Credit Agreement and, in addition, subject to Section 20.2(c) of the Credit Agreement, shall have the right to:

(1) exercise all of the rights and remedies in foreclosure and otherwise given to mortgagees by the provisions of applicable law;

(2) take and enter into possession of the Vessel, at any time, wherever the same may be, without court decision or other legal process (when permissible under applicable law) and without being responsible for loss or damage (except to the extent such loss or damage result from the gross negligence, bad faith, or willful misconduct of the Mortgagee), and the Shipowner or other person in possession forthwith upon demand of the Mortgagee shall surrender to the Mortgagee possession of the Vessel. At the request of the Mortgagee, the Shipowner shall instruct officers and other senior personnel to remain on board to operate the Vessel for a reasonable period of time. The Mortgagee may, without being responsible for loss or damage (except to the extent such loss or damage result from the gross negligence, bad faith, or willful misconduct of the Mortgagee), hold, lay up, lease, charter, operate or otherwise use the Vessel for such time and upon such terms as it may deem to be for its best advantage, and demand, collect and retain all hire, freights, earnings, issues, revenues, income, profits, return premiums, salvage awards or recoveries, recoveries in general average, and all other sums due or to become due in respect of the Vessel or in respect of any insurance thereon from any person whomsoever, accounting only for the net profits, if any, arising from such use of the Vessel, and charging upon all receipts from the use of the Vessel or from the sale thereof by court proceedings or pursuant to Subsection (3) next following, all costs, expenses, charges, damages or losses by reason of such use, provided that the Mortgagee provides the Shipowner with a final accounting. If at any time the Mortgagee shall avail itself of the right herein given it to take the Vessel, the Mortgagee shall have the right to dock or store the Vessel for a reasonable time at any dock, pier or other

12	First Preferred Ship Mortgage

premises of the Shipowner without charge, or to dock or store the Vessel at any other place at the cost and expense of the Shipowner. The Mortgagee shall have the right to require the Shipowner to deliver, and the Shipowner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded; and the Shipowner hereby irrevocably instructs the master of the Vessel so long as this Mortgage is outstanding to deliver the Vessel to the Mortgagee as demanded; and/or

(3) take and enter into possession of the Vessel, at any time, wherever the same may be, without legal process, and if it seems desirable to the Mortgagee and without being responsible for loss or damage, sell the Vessel, at any place and at such time as the Mortgagee may specify and in such manner and such place (whether by public or private sale) as the Mortgagee may deem advisable (without necessity of bringing the Vessel to the place designated for such sale), free from any claim by the Shipowner in admiralty, in equity, at law or by statute. In the event of a public sale, the Mortgagee shall give the Shipowner notice of the time and place of any public sale with a general description of the property in the following manner:

(i)	by publishing such notice for ten (10) consecutive days in the Wall Street Journal and another daily newspaper of general circulation published in New York City;

(ii)	if the place of sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale; and

(iii)	by mailing a similar notice to the Shipowner at its last known address and to any other known mortgagee.

If sale shall be by private sale, the Mortgagee shall give notice of the time and place of such private sale by mailing such notice to the Shipowner at its last known address. Each of the Shipowner and the Mortgagee agrees that any sale made in accordance with the terms of this Subsection 2.1(c)(3) is deemed to be made in a commercially reasonable manner.

SECTION 2.2. Divestment of Shipowner; Mortgagee May Bid. Any sale of the Vessel in accordance with the terms of this Mortgage, whether under the power of sale hereby granted or any judicial proceedings, shall operate to divest all right, title and interest of any nature whatsoever of the Shipowner therein and thereto and shall bar any claim from the Shipowner, its successors and assigns, and all persons claiming by, through or under them. No purchaser shall be bound to inquire whether notice has been given, or whether any default has occurred, or as to the propriety of the sale, or as to the application of the proceeds

13	First Preferred Ship Mortgage

thereof. In the case of any such sale, the Mortgagee shall be entitled, for the purpose of making settlement or payment for the property purchased, to use and apply the Obligations hereby secured in order that there may be credited against the amount remaining due and unpaid thereon the sums payable out of the net proceeds of such sale to the Mortgagee with respect to the Obligations after allowing for the costs and expense of sale and other charges; and thereupon such purchaser shall be credited, on account of such purchase price, with the net proceeds that shall have been so credited with respect to the Obligations. At any such sale, the Mortgagee may bid for and purchase such property and upon compliance with the terms of sale may hold, retain and dispose of such property without further accountability therefor.

SECTION 2.3. Title Conveyance. The Mortgagee is hereby appointed attorney-in-fact of the Shipowner upon the happening and continuance of any Event of Default to execute and deliver to any purchaser aforesaid, and is hereby vested with full power and authority to make, in the name and on behalf of the Shipowner, a good conveyance of the title to the Vessel so sold. In the event of a sale of the Vessel under any power herein contained, the Shipowner will, if and when required by the Mortgagee, execute such form of conveyance of the Vessel and other related documents, as the Mortgagee may direct or approve. The powers and authority granted to the Mortgagee herein have been given for a valuable consideration and are hereby declared to be irrevocable.

SECTION 2.4. Collection of Freights, etc. The Mortgagee is hereby appointed attorney-in-fact of the Shipowner in the name of the Shipowner upon the happening and continuance of any Event of Default to demand, collect, receive, compromise and sue for, so far as may be permitted by law, all freights, hire, earnings, issues, revenues, income and profits of the Vessel and all amounts due from underwriters under any insurance thereon as payments of losses or as return premiums or otherwise, salvage awards and recoveries, recoveries in general average or otherwise, and all other sums, due or to become due at the time of the occurrence of any Event of Default, or in respect of any insurance thereon, from any person whomsoever, and to make, give and execute in the name of the Shipowner acquittances, receipts, releases or other discharges for the same, whether under seal or otherwise, and to endorse and accept in the name of the Shipowner all checks, notes, drafts, warrants, agreements and other instruments in writing with respect to the foregoing. The powers and authority granted to the Mortgagee herein have been given for a valuable consideration and are hereby declared to be irrevocable.

14	First Preferred Ship Mortgage

SECTION 2.5. Delivery of Possession. Whenever any right to enter and take possession of the Vessel accrues to the Mortgagee, it may require the Shipowner to deliver, and the Shipowner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded. In such circumstances, the Shipowner also agrees to deliver to the Mortgagee on its request all insurance class certificates and surveys, flag state certificates, trading certificates, compliance certificates, plans and specifications and any other documents or instruments relating to the Vessel. If any legal proceedings shall be taken to enforce any right under this Mortgage, the Mortgagee shall be entitled as a matter of right to the appointment of a receiver of the Vessel and of the freights, hire, earnings, issues, revenues, income and profits due or to become due and arising from the operation thereof.

SECTION 2.6. Appearance in Proceedings. (a) The Shipowner authorizes and empowers the Mortgagee or its appointees or any of them, and hereby appoints the Mortgagee as its attorney-in-fact, to appear in the name of the Shipowner, its successors and assigns, in any court of any country or nation of the world where a suit is pending against the Vessel because of or on account of an alleged Security Interest against the Vessel from which the Vessel has not been released and to take such proceedings as to them or any of them may seem proper towards the defense of such suit and the purchase or discharge of such Security Interest. All expenditures made or incurred by them or any of them for the purpose of such defense or purchase or discharge shall be a debt due from the Shipowner, its successors and assigns, to the Mortgagee, and shall be secured by the lien of this Mortgage in like manner and extent as if the amount and description thereof were written herein. The Mortgagee agrees not to exercise the powers given to it in this Section 2.6 unless an Event of Default shall have occurred and be continuing.

(b) The Mortgagee shall be entitled (after an Event of Default shall have occurred and be continuing) to settle, compromise, refer to arbitration or mediation, or institute any suit or other proceeding respecting any Security Interest or other claim against the Vessel, in each case at its sole discretion and without any consent or approval of the Shipowner. Any agreements made by the Mortgagee under this Section 2.6 shall be deemed made in good faith and commercially reasonable by the Shipowner.

15	First Preferred Ship Mortgage

SECTION 2.7. Demand for Payment of Obligations. The Shipowner covenants that at any time that any Obligations shall be due and payable (whether by acceleration or otherwise), the Mortgagee may demand the payment thereof in writing; and in case the Shipowner shall fail to pay the same forthwith upon such demand, the Mortgagee shall be entitled to recover judgment for the whole amount so due and unpaid, together with such further amounts as shall be sufficient to cover the reasonable compensation to the Mortgagee and its agents, attorneys and counsel and any necessary advances, expenses and liabilities made or incurred by it hereunder. All moneys collected by the Mortgagee under this Section 2.7 shall be applied by the Mortgagee in accordance with the provisions of Section 18.1 of the Credit Agreement.

SECTION 2.8. Remedies Cumulative. Each and every power and remedy herein given to the Mortgagee shall be cumulative and shall be in addition to every other power and remedy herein given or now or hereafter existing at law, in equity, in admiralty or by statute, and each and every power and remedy whether herein given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Mortgagee. The exercise or the beginning of the exercise of any power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other power or remedy. No delay or omission by the Mortgagee in the exercise of any right or power or in the pursuance of any remedy accruing upon any Event of Default shall impair any such right, power or remedy or be construed to be a waiver of any such Event of Default or to be an acquiescence therein; nor shall the acceptance by the Mortgagee of any security or of any payment of or on account of the Obligations after any Event of Default or of any payment on account of any past Event of Default be construed to be a waiver of any right to take advantage of any future Event of Default or of any past Event of Default not completely cured thereby.

SECTION 2.9. Cure. If at any time after an Event of Default and prior to the actual sale of the Vessel by the Mortgagee or prior to any enforcement or foreclosure proceedings, the Shipowner offers completely to cure all Events of Default and to pay all expenses, advances and damages to the Mortgagee consequent on such Events of Default, with interest at the rate provided in Section 1.16 of Article I hereof, then the Mortgagee, may, but shall be under no obligation to, accept such offer, cure and payment and restore the Shipowner to its former position, but such action shall not affect any subsequent Event of Default or impair any rights consequent thereon.

16	First Preferred Ship Mortgage

SECTION 2.10. Restoration of Position. In case the Mortgagee shall have proceeded to enforce any right, power or remedy under this Mortgage by foreclosure, entry or otherwise, and such proceedings shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Mortgagee, then and in every such case the Shipowner and the Mortgagee shall be restored to their former positions and rights hereunder with respect to the property subject or intended to be subject to this Mortgage, and all rights, remedies and powers of the Mortgagee shall continue as if no such proceedings had been taken.

SECTION 2.11. Application of Proceeds. After an Event of Default hereunder shall have occurred and be continuing, the proceeds of any sale of the Vessel and the net earnings of any charter operation or other use of the Vessel by the Mortgagee under any of the powers herein specified in this Article II, as well as any and all other moneys received by the Mortgagee pursuant to or under any of the provisions of Article I hereof or this Article II or in any proceedings pursuant to this Article II, shall be held and applied by the Mortgagee from time to time as provided in Section 18.1 of the Credit Agreement. In the event that the proceeds and amounts referred to above received by the Mortgagee are insufficient to pay in full the Obligations, the Mortgagee shall be entitled to collect the balance from the Shipowner or from any other person or entity liable therefor.

SECTION 2.12. Shipowner Possession. Unless and until one or more Events of Default shall occur and be continuing, the Shipowner (a) shall be suffered and permitted to retain actual possession and use of the Vessel and (b) shall have the right, from time to time, in its discretion, and without application to the Mortgagee, and without obtaining a release thereof by the Mortgagee, in such manner as is permitted pursuant to the Credit Agreement, to dispose of, free from the lien hereof, any boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings, equipment, spares or any other appurtenances of the Vessel that are no longer useful, necessary, profitable or advantageous in the operation of the Vessel, provided that, first or simultaneously, to the extent required under the Credit Agreement, the same are replaced by new boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings, equipment, spares or other appurtenances of substantially equal value to the Shipowner, which shall forthwith become subject to the lien of this Mortgage as a first preferred mortgage thereon.

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ARTICLE III

SUNDRY PROVISIONS

SECTION 3.1. Recording. The maximum principal amount that may be outstanding under this Mortgage at any time is [One Billion              Hundred Million United States Dollars (USD1,    ,000,000)], and for purposes of recording this Mortgage as required by Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended, the total amount of this Mortgage is [One Billion              Hundred Million United States Dollars (USD1,    ,000,000), and interest, costs and performance of mortgage covenants. The maturity date is [November 30, 2027] and there is no separate discharge amount.

SECTION 3.2. Binding Effect. All of the covenants, promises, stipulations and agreements of the Shipowner in this Mortgage contained shall bind the Shipowner and its successors and assigns and shall inure to the benefit of the Mortgagee and its successors and assigns. In the event of any assignment of this Mortgage, the term “Mortgagee” as used in this Mortgage shall be deemed to mean any such assignee.

SECTION 3.3. Mortgagee’s Agents. Wherever and whenever herein any right, power or authority is granted or given to the Mortgagee, such right, power or authority may be exercised in all cases by the Mortgagee or such agent or agents as it may appoint, and the act or acts of such agent or agents when taken shall constitute the act of the Mortgagee hereunder.

SECTION 3.4. Invalidity; Preferred Status. (a) In the event that any provision of this Mortgage shall be deemed invalid or unenforceable by reason of any present or future law or any decision of any court of competent jurisdiction, the validity and enforceability of any other provision hereof shall not be affected thereby. Any such invalidity or unenforceability of any provision of this Mortgage in any jurisdiction or nation shall not render such provision invalid or unenforceable under the laws of any other jurisdiction or nation.

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(b) In the event that this Mortgage or any of the documents or instruments which may from time to time be delivered hereunder or any provision hereof shall be deemed invalidated by present or future law of any nation or by decision of any court, this shall not affect the validity and/or enforceability of all or any other parts of this Mortgage, or such documents or instruments, and, in any such case, the Shipowner covenants and agrees that, on demand, it will execute and deliver such other and further agreements and/or documents and/or instruments and do such things as the Mortgagee in its sole discretion may deem to be necessary to carry out the true intent of this Mortgage.

(c) Anything herein to the contrary notwithstanding, it is intended that nothing herein shall waive the preferred status of this Mortgage and that, if any provision of this Mortgage or portion thereof shall be construed to waive the preferred status of this Mortgage, then such provision to such extent shall be void and of no effect and shall cease to be a part of this Mortgage, without affecting the remaining provisions, which shall remain in full force and effect.

SECTION 3.5. Governing Law. (a) The provisions of this Mortgage shall, with respect to its validity, effect, recordation and enforcement, be governed by and construed in accordance with the applicable laws of the Republic of Liberia.

(b) The Shipowner hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding by notice of such process to the Shipowner as provided in Section 34.3 of the Credit Agreement. Nothing in this Section 3.5 shall affect the right of the Mortgagee to serve legal process in any other manner permitted by law or affect the right of the Mortgagee to bring any action or proceeding against the Shipowner or its property in any courts that have appropriate jurisdiction.

SECTION 3.6. Counterparts. This Mortgage may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

SECTION 3.7. Currency. The term “Dollars” or the symbol “$” or the abbreviated “USD” as used herein shall mean Dollars of the United States of America which at the time of payment shall be legal tender for public and private debts.

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SECTION 3.8. Mortgage Release. Upon the termination of this Mortgage pursuant to the proviso to the Habendum Clause hereof, forthwith upon the request of the Shipowner and provision by the Shipowner to the Mortgagee of appropriate drafts, the Mortgagee will execute, on its own behalf, such other and further assurances and documents as requested by the Shipowner to effect such termination and to remove the lien of record of this Mortgage, all at the cost and expense of the Shipowner.

SECTION 3.9. Notices. All notices or other communications required or permitted to be made or given hereunder shall be made in writing in accordance with the terms of Section 31 of the Credit Agreement.

SECTION 3.10. Appointment of Receiver. If, following the occurrence and during the continuance of an Event of Default, any legal proceedings shall be taken to enforce any right under this Mortgage, the Mortgagee shall be entitled as a matter of right to the appointment of a receiver of the Vessel and of the freights, hire, earnings, issues, revenues, income and profits due or to become due and arising from the operation thereof.

SECTION 3.11. Conflicting Provisions. In the event of there being any conflict between this Mortgage and the Credit Agreement, the Credit Agreement shall prevail.

[The rest of this page has been left intentionally blank.]

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IN WITNESS WHEREOF, the Shipowner has duly executed this Mortgage on the day and year first above written.

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.]

By:
Name:
Title:

First Preferred Ship Mortgage

ACKNOWLEDGMENT

STATE OF             )

                                             ) ss.:

COUNTY OF                     )

On this [    ] day of [            ], 20     before me personally appeared [                            ], who being by me duly sworn, did depose and say that he/she resides at [                                                             ], that he/she is an attorney-in-fact of [                    ] the entity described in and which executed the foregoing instrument, that he/she signed his/her name thereto by order of the board of directors of said entity, and that said instrument is the act and deed of said entity; and he/she further acknowledged to me that the foregoing instrument is the free act and deed of such entity.

Notary Public

First Preferred Ship Mortgage

EXHIBIT A

TO

FIRST PREFERRED SHIP MORTGAGE

[Form of Credit Agreement]

First Preferred Ship Mortgage

EXHIBIT B

TO

FIRST PREFERRED SHIP MORTGAGE

[Form of Hedging Agreement and Confirmation]

First Preferred Ship Mortgage

EXHIBIT F

FORM OF ASSIGNMENT OF INSURANCES

SEE ATTACHED

EXHIBIT F

FORM OF ASSIGNMENT

OF INSURANCES

[PACIFIC MELTEM][PACIFIC SHARAV]

ASSIGNMENT OF INSURANCES

By this Assignment of Insurances, dated as of [            , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Assignment”), [[PACIFIC DRILLING VII LIMITED, a company incorporated and existing under the laws of the British Virgin Islands][PACIFIC SHARAV S.ÀR.L., [a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg] (the “Shipowner”), the [owner][Internal Charterer] of the Liberian flag vessel [PACIFIC MELTEM][PACIFIC SHARAV] (the “Collateral Vessel”), and who together with [PACIFIC DRILLING S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand-Duchy of Luxembourg, as guarantor,] [Note: to be inserted if Guarantor has an interest in the insurances] [[                                        ], a [            ] organized and existing under the laws of [            ], as manager (the “Manager”)][Note: to be inserted if applicable], and [Insert name of any affiliate having an interest in the insurances], a [            ] organized and existing under the laws of [            ], are herein called collectively, the “Assignor”), in consideration of One Dollar ($1) lawful money of the United States of America and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, has sold, assigned, transferred and set over, and by this instrument does sell, assign, transfer and set over unto DNB Bank ASA, New York Branch, as Security Agent (together with its successors and assigns as such Security Agent, the “Assignee”) under that certain Senior Secured Credit Facility Agreement, dated as of [            , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [            ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [            ], as bookrunners, and unto the Assignee’s successors and assigns, to its and its successors’ and assigns’ own proper use and benefit, and does hereby grant to the Assignee a security interest in all the right, title, interest, claim and demand of the Assignor under, in and to (i) all insurances in respect of the Collateral Vessel, whether heretofore, now or hereafter effected, and all renewals of or replacements for the same, (ii) all claims, returns of premium or other amounts and other moneys and claims for moneys due and to become due under or in respect of the insurances, (iii) all other rights of the Assignor under or in respect of the insurances, and (iv) any proceeds of any of the foregoing (collectively, the “Insurances”).

Capitalized terms used herein and not otherwise defined are used herein as defined in the Credit Agreement.

Section 1. Recital. This Assignment is given as security for all of the Secured Liabilities to be paid or performed under the Credit Agreement and the other Finance Documents.

Assignment of Insurances

Section 2. Representations and Warranties. The Assignor hereby represents and warrants to the Assignee, as an inducement to the Assignee to accept this Assignment, that (a) the Insurances are in full force and effect and are enforceable in accordance with their respective terms, (b) the Assignor is not in default thereunder, (c) no entity other than the signatories hereto has any interest in any of the Insurances (except any entity which has previously assigned such interest to the Assignee), and (d) it has not assigned, pledged or in any way created or suffered to be created any security interest in the whole or any part of the right, title and interest hereby assigned, except for Permitted Security Interests.

Section 3. Covenants. The Assignor hereby covenants that, without the prior written consent thereto of the Assignee, so long as this Assignment shall remain in effect, it will not assign or pledge the whole or any part of the right, title and interest hereby assigned to anyone other than the Assignee, and it will not take or omit to take any action, the taking or omission of which might result in the Insurances not complying with the terms of the Credit Agreement, the Ship Mortgage or of this Assignment or an impairment of any of the rights created by the Insurances or this Assignment.

The Assignor hereby covenants and agrees that in the event a new Manager (who is an Affiliate of any Obligor) respecting the Collateral Vessel is appointed after the Closing Date, the Assignor will cause such new Manager (who is an Affiliate of any Obligor) to assign hereunder to the Assignee any interest it may have under any Insurances by an Assignment of Insurances substantially in the form hereof.

The Assignor hereby further covenants and agrees to procure that (i) notice of this Assignment in the form attached hereto as Schedule I shall be duly given to all underwriters and that where the acknowledgment of any underwriter is required pursuant to any of the insurances assigned hereby or to perfect the interests assigned to the Assignee hereunder, it shall be obtained (substantially in the form attached hereto as Schedule II) and evidence thereof shall be given to the Assignee, or, in the alternative, that in the case of coverages including, but not limited to, protection and indemnity and excess liability coverage the Assignor shall obtain, with the Assignee’s approval, a letter of undertaking by the underwriters or clubs or their approved representatives, and (ii) that there shall be duly endorsed upon all slips, cover notes, policies, certificates of entry or other instruments issued or to be issued in connection with the Insurances assigned hereby such clauses as to named assured or loss payees as the Assignee may require or approve. Approved forms of loss payable clauses are attached hereto as Exhibits A and B to the form of Notice of Assignment annexed hereto as Schedule I. In all cases (except in the case of protection and indemnity or other similar coverages), unless otherwise agreed in writing by the Assignee, such slips, cover notes, notices, certificates of entry or other instruments shall show the Assignee as named assured and shall provide that there will be no recourse against the Assignee for payment of premiums, calls or assessments.

The Assignor agrees that at any time and from time to time, upon the written request of the Assignee, such Assignor will, and use its commercially reasonable efforts to cause others to, promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted and to perfect the interests hereby assigned.

If an Event of Default has occurred and is continuing, any payments made pursuant to the terms hereof shall be made to the Earnings Account or such other account as may be designated by the Assignee.

Assignment of Insurances

Section 4. Freedom of Assignee from Obligations. It is hereby expressly agreed that, anything herein contained to the contrary notwithstanding, the Assignor shall remain liable under the Insurances to perform all of its obligations thereunder, and the Assignee shall have no obligation or liability (including, without limitation, any obligation or liability with respect to the payment of premiums, calls or assessments) under the Insurances by reason of or arising out of this Assignment. The Assignee shall not be required or obligated in any manner to perform or fulfill any obligation of the Assignor under or pursuant to the Insurances, to make any payment, to make any inquiry as to the nature or sufficiency of any payment received by the Assignee, to present or file any claim, or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or which it may be entitled to hereunder at any time or times. Further, the Assignee shall not be obligated to bring, appear in or defend any action, suit or proceedings respecting the Assignment or the Insurances.

Section 5. Power of Attorney; Financing Statements. The Assignee is hereby constituted the lawful attorney-in-fact of the Assignor, irrevocably, with full power in the name of the Assignor, to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys due and to become due under or arising out of the Insurances, to endorse any check or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable in the premises. Any action or proceeding brought by the Assignee pursuant to any of the provisions hereof or of the Insurances or otherwise, and any claim made by the Assignee hereunder or under the Insurances, may be compromised, withdrawn or otherwise dealt with by the Assignee without any notice to, or approval of, the Assignor. The Assignee agrees to exercise its powers as attorney-in-fact only if an Event of Default shall have occurred and be continuing under the Credit Agreement. However if an Event of Default shall have occurred and be continuing, the Assignee may take or refrain from taking any of the foregoing actions or any other action permitted by applicable law that it believes advisable in its sole discretion. Notwithstanding the power of attorney contained herein, the Assignor shall remain fully liable to perform all of the obligations under the Insurances or under any Finance Document.

The Assignor hereby irrevocably authorizes the Assignee, at such Assignor’s expense, to file, at any time and from time to time, such financing and continuation statements or papers of similar purpose or effect relating to this Assignment or any insurances or claims arising out of any insurances, without such Assignor’s signature, as the Assignee at its option may deem appropriate, and appoints the Assignee as such Assignor’s attorney-in-fact to execute any such statement in such Assignor’s name and to perform all other acts which the Assignee may deem appropriate to perfect and continue the security interests conferred hereby.

Section 6. Remedies Cumulative and not Exclusive; No Waiver. No failure on the part of the Assignee or any other Finance Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Secured Liabilities. The rights and remedies of the Assignee provided herein and in the other Finance Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

Section 7. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of Section 18.1 of the Credit Agreement.

Section 8. Successors and Assigns. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee and its respective successors and assigns.

Assignment of Insurances

Section 9. Irrevocable Assignment; Amendments. The powers and authority granted to the Assignee herein, including the powers of attorney contained in Section 5 hereof, have been given for a valuable consideration and are hereby declared to be irrevocable. This Assignment may not be amended or waived except by an instrument in writing signed by both parties.

Section 10. Conditions of Assignment. Unless and until an Event of Default (as defined in the Credit Agreement) shall have occurred and be continuing, the Assignor shall be entitled to exercise all its rights under the Insurances (subject to the provisions of this Assignment (including the loss payable clauses in the forms attached hereto), the Credit Agreement, and the Ship Mortgage) in all respects as if this Assignment had not been made.

Section 11. Governing Law; Jurisdiction; Process Agent; Waiver of Jury Trial.

(a) This Assignment shall be governed by, and construed in accordance with, the laws of the State of New York without regard to any conflicts of law principles (with the exception of Section 5-1401 and 5-1402 of the New York General Obligations Law). Each of the Assignor and the Assignee hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment. Each of the Assignor and the Assignee hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by law, in such federal court. Each of the Assignor and the Assignee agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Assignor and the Assignee irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment in any New York State or federal court sitting in New York County. Each of the Assignor and the Assignee hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court. The Assignor hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A. as its authorized agent (the “Process Agent”) on which any and all legal process may be served in any suit, action or proceeding brought in any New York State court or federal court of the United States of America, in each case sitting in New York County. The Assignor agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 12, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. The Assignor agrees that the failure of the Process Agent to give notice to it of any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, the Assignor agrees to irrevocably appoint a replacement process agent in New York City, as its authorized agent for service of process, on the terms and for the purposes specified in this Section 11. Nothing in this Assignment or any other Finance Document will affect the right of the Assignor or the Security Agent to serve process in any other manner permitted by applicable law or to obtain jurisdiction over the other party or bring actions, suits or proceedings against the other party in such other jurisdictions, and in such manner, as may be permitted by applicable law.

(b) BY ITS SIGNATURE BELOW WRITTEN, EACH OF THE ASSIGNOR AND THE ASSIGNEE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Assignment of Insurances

Section 12. Notices. All notices and other communications provided for hereunder shall be in writing in accordance with the terms of Section 31 of the Credit Agreement. [NOTE: For the Assignment by the Internal Charterer a notice provision substantially the same as that of Section 31 of the Credit Agreement will need to be include in this Assignment as the Internal Charterer is not a party to the Credit Agreement.]

Section 13. Headings. The division of this Assignment into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation or construction of this Assignment.

Section 14. Termination. This Assignment shall terminate, and be of no further force and effect, upon the conclusion of the Security Period.

Section 15. Counterparts. This Assignment may be executed in any number of counterparts, and each such counterpart shall constitute one and the same instrument.

Section 16. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

Section 17. Entire Agreement. This Assignment, the other Finance Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Assignment of Insurances

IN WITNESS WHEREOF, the Assignor has caused this Assignment to be duly executed as of the day and year first above written.

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.], as Shipowner

By:
Name:
Title:

[ ], as Manager

By:
Name:
Title:

PACIFIC DRILLING S.A., as Guarantor

By:
Name:
Title:

[Add other signatories if appropriate]

Assignment of Insurances

The terms and conditions of

this Assignment are hereby

ACCEPTED BY:

DNB BANK ASA, NEW YORK BRANCH, as Security Agent

By:
Name:
Title:

By:
Name:
Title:

Assignment of Insurances

SCHEDULE I

NOTICE OF ASSIGNMENT

Each of the undersigned (collectively, the “Assignor”), the [owner, shareholder, charterer and/or Manager] of the Liberian flag vessel [PACIFIC MELTEM][PACIFIC SHARAV] (the “Collateral Vessel”), HEREBY GIVES NOTICE that by an Assignment of Insurances, dated as of [                 , 20    ], (a copy of which is attached hereto as Exhibit C) (the “Assignment”) made by it to DNB Bank ASA, New York Branch, as Security Agent (the “Assignee”), under that certain Senior Secured Credit Facility Agreement, dated as of [                 , 20    ] (as may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [                    ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [                    ], as bookrunners, it has assigned to the Assignee all of its right, title and interest in and to all insurances and the benefit of all insurances, heretofore, now or hereafter taken out in respect of the Collateral Vessel, together with all claims, returns of premium or other amounts in respect of any insurances (the “Insurances”). This Notice and the Loss Payable Clauses attached hereto as Exhibit A and Exhibit B are to be endorsed on all policies and certificates of entry evidencing such insurances.

Notwithstanding the foregoing Assignment, the undersigned shall remain fully liable to perform, and shall be entitled to exercise, their respective obligations and rights under the Insurances and the Assignee shall have no obligation to make any payment or perform any obligations under the Insurances.

All payments to be paid under the loss payable clause to any of the undersigned shall be paid to the following account:

[Insert Earnings Account details]

The Assignee is hereby authorized to request and you are hereby instructed to comply with the Assignee’s requests respecting any information relating to the Insurances.

This Notice and the Instructions contained herein may not be changed without the prior written consent of the Assignee.

[Signature Page Follows]

Notice of Assignment of Insurances

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.], as owner

By:
Name:
Title:

[ ], as Manager

By:
Name:
Title:

PACIFIC DRILLING S.A., as Guarantor

By:
Name:
Title:

[Add other signatories if appropriate]

Notice of Assignment of Insurances

EXHIBIT A TO NOTICE OF ASSIGNMENT

LOSS PAYABLE CLAUSE

Marine and War Risks (Shipowners)

Subject to terms and conditions of the Policy, Loss, if any, payable to DNB Bank ASA, New York Branch, as Security Agent and as Security Trustee (the “Mortgagee”), under the First Preferred Ship Mortgage, dated as of [                 , 20    ] (as the same may be amended, restated, supplemented or modified from time to time, the “Ship Mortgage”) granted by the owner (the “Assignor”) to the Mortgagee, for distribution by the Mortgagee first to itself and then to others as their respective interests may appear, except that, unless the underwriters have been otherwise instructed by notice in writing from the Mortgagee, in the case of any casualty or event giving rise to any loss or damage involving the Vessel or liability of the Vessel, the underwriters may pay directly for the repair, salvage, liability or other charges involved or, if the Assignor or any Affiliate shall have first fully repaired such Vessel and paid the cost thereof, or discharged the liability or paid all of the salvage or other charges, then the underwriters may pay the Assignor or such Affiliate as reimbursement therefor, provided, however, that if such casualty or event giving rise to any loss or damage in respect of the Vessel involves a loss in excess of U.S. $2,500,000 or its equivalent, the underwriters shall not make such payment without first obtaining the written consent thereto of the Mortgagee.

In the event of an actual or constructive total loss or requisition of title of the Vessel, all insurance payments therefor shall be paid to the Mortgagee, for distribution by it first to itself and then to others as their interests may appear in accordance with the terms of the Ship Mortgage and the Credit Agreement referred to therein and in the Assignment.

Notice of Assignment of Insurances

EXHIBIT A TO NOTICE OF ASSIGNMENT

LOSS PAYABLE CLAUSE1

Marine and War Risks (Manager)

Subject to terms and conditions of the Policy, Loss, if any, payable to DNB Bank ASA, New York Branch, as Security Agent and as Security Trustee (the “Mortgagee”), under the Assignment of Insurances, dated as of [                 , 20    ] (as the same may be amended, restated, supplemented or modified from time to time, the “Assignment”) granted by [                    ] as the vessel manager (the “Assignor”), and as Mortgagee under the First Preferred Ship Mortgage dated [                 , 20    ] (the “Ship Mortgage”), for distribution by the Mortgagee first to itself and then to others as their respective interests may appear, except that, unless the underwriters have been otherwise instructed by notice in writing from the Mortgagee, in the case of any casualty or event giving rise to any loss or damage involving the Vessel or liability of the Vessel, the underwriters may pay directly for the repair, salvage, liability or other charges involved or, if the Assignor or any Affiliate shall have first fully repaired such Vessel and paid the cost thereof, or discharged the liability or paid all of the salvage or other charges, then the underwriters may pay the Assignor or such Affiliate as reimbursement therefor, provided, however, that if such casualty or event giving rise to any loss or damage in respect of the Vessel involves a loss in excess of U.S. $2,500,000 or its equivalent, the underwriters shall not make such payment without first obtaining the written consent thereto of the Mortgagee.

In the event of an actual or constructive total loss or requisition of title of the Vessel, all insurance payments therefor shall be paid to the Mortgagee, for distribution by it first to itself and then to others as their interests may appear in accordance with the terms of the Ship Mortgage and the Credit Agreement referred to therein and in the Assignment.

[1]	To be used if the Manager is an Affiliate of any Obligor.

Notice of Assignment of Insurances

EXHIBIT B TO NOTICE OF ASSIGNMENT

Protection and Indemnity

Payment of any recovery that the Assignor is entitled to receive from the funds of the Association in respect of any liability, costs or expenses incurred by the Assignor shall be made to such Assignor or to its order unless and until the Association receives notice from DNB Bank ASA, New York Branch, as Security Agent and Security Trustee (the “Mortgagee”) that such Assignor is in default under the Ship Mortgage, in which event all such recoveries shall thereafter be paid to the Mortgagee or to its order.

The Association undertakes:

(a) to inform the Mortgagee if notice is given to the Assignor of the Vessel that its insurance in the Association in respect of such Vessel is to cease; and

(b) to give the Mortgagee fourteen (14) days’ notice of the Association’s intention to cancel the insurance of any of the Assignor by reason of its failure to pay when due and demanded any sum due from it to the Association.

The address of the Mortgagee for notices is:

DNB Bank ASA, New York Branch, as Mortgagee

[                                         ]

[                                         ]

Attn: [                    ]

Facsimile: +[            ]

Notice of Assignment of Insurances

EXHIBIT B TO NOTICE OF ASSIGNMENT

WQIS – Vessel Pollution

Payment of any recovery that the Assignor is entitled to receive from the funds of the Association in respect of any liability, costs or expenses incurred by the Assignor shall be made to such Assignor or to its order unless and until the Association receives notice from DNB Bank ASA, New York Branch, as Security Agent and Security Trustee (the “Mortgagee”) that such Assignor is in default under the Ship Mortgage, in which event all such recoveries shall thereafter be paid to the Mortgagee or to its order.

The Association undertakes:

(a) to inform the Mortgagee if notice is given to the Assignor of the Vessel that its insurance in the Association in respect of such Vessel is to cease; and

(b) to give the Mortgagee thirty (30) days’ notice of the Association’s intention to cancel the insurance of any of the Assignor by reason of its failure to pay when due and demanded any sum due from it to the Association.

The address of the Mortgagee for notices is:

DNB Bank ASA, New York Branch, as Mortgagee

[                                         ]

[                                         ]

Attn: [                    ]

Facsimile: +[            ]

Notice of Assignment of Insurances

EXHIBIT C TO NOTICE OF ASSIGNMENT

Copy of Notice and Assignment

Notice of Assignment of Insurances

SCHEDULE II

ACKNOWLEDGMENT OF UNDERWRITERS

Date: [            , 20    ]

DNB Bank ASA, New York Branch, as Security Agent

[                                         ]

[                                         ]

Attn: [                    ]

Facsimile: +[            ]

Re: [PACIFIC MELTEM][PACIFIC SHARAV]

Ladies and Gentlemen:

We hereby acknowledge that we have received a Notice of the Assignment of Insurances granted by [PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.], [                                        ], as [charterer][Manager], and PACIFIC DRILLING S.A., as Guarantor, to you as Security Agent. We confirm that a loss payable clause in the form attached as Exhibit A to the Notice has been attached to all policies (other than protection and indemnity club entry) reflecting your interest in such insurances.

[Underwriters or their Representative ]

By:
Name:
Title:

Acknowledgment of Underwriters

EXHIBIT G

FORM OF ASSIGNMENT OF RE-INSURANCES

SEE ATTACHED

EXHIBIT G

FORM OF ASSIGNMENT

OF RE-INSURANCE

TO BE SUPPLIED

EXHIBIT H

FORM OF ASSIGNMENT OF EARNINGS

SEE ATTACHED

EXHIBIT H

FORM OF ASSIGNMENT

OF EARNINGS

ASSIGNMENT OF EARNINGS

By this Assignment of Earnings, dated as of [                 , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Assignment”), the undersigned (the “Assignor”), the [owner][Internal Charterer] of the Liberian flag vessel [PACIFIC MELTEM][PACIFIC SHARAV] (the “Collateral Vessel”), in consideration of One Dollar ($1) lawful money of the United States of America and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, has sold, assigned, transferred and set over, and by this instrument does sell, assign, transfer and set over unto DNB Bank ASA, New York Branch, as Security Agent (together with its successors and assigns as such Security Agent, the “Assignee”) under that certain Senior Secured Credit Facility Agreement dated as of [                 , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [                    ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [                    ], as bookrunners, and unto the Assignee’s successors and assigns, to its and its successors’ and assigns’ own proper use and benefit, and does hereby grant to the Assignee a security interest in all the right, title, interest, claim and demand of the Assignor in and to the following (collectively, the “Earnings”):

All moneys whatsoever which are now, or later become, payable (actually or contingently) to the Assignor which arise out of the use or operation of the Collateral Vessel, including (but not limited to):

(a) all freight, hire and passage moneys, compensation payable to the Assignor in the event of requisition of the Collateral Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Collateral Vessel;

(b) all moneys which are at any time payable under the Insurances in respect of loss of earnings; and

(c) if and whenever the Collateral Vessel is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other Person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Collateral Vessel;

Notwithstanding the foregoing, and for the avoidance of doubt, “Earnings” shall not include any moneys payable to other Persons who are party to a Satisfactory Drilling Contract or any other drilling contract for Collateral Vessel operations in order to satisfy local content

Assignment of Earnings

requirements, provided that such moneys shall not exceed 15% of the daily rate under the applicable drilling contract unless the Majority Lenders shall have provided their prior written consent.

Capitalized terms used herein and not otherwise defined are used herein as defined in the Credit Agreement.

Section 1. Recital. This Assignment is given as security for all of the Secured Liabilities to be paid or performed under the Credit Agreement and the other Finance Documents. For the avoidance of doubt the Earnings hereby assigned shall be subject to the limitations as set forth in the definition of “Earnings” in the Credit Agreement.

Section 2. Representations and Warranties. The Assignor hereby represents and warrants to the Assignee, as an inducement to the Assignee to accept this Assignment, that neither the whole nor any part of the right, title and interest hereby assigned is the subject of any present assignment, security interest or pledge other than Permitted Security Interests.

Section 3. Earnings Account. The Assignor shall procure that all Earnings are credited to the Earnings Account as set forth in Section 19 of the Credit Agreement. The Earnings Account shall be further governed by the Assignment of Accounts.

Section 4. Covenants. The Assignor hereby covenants with the Assignee that:

(a) Without derogation of the rights of the Assignee under Section 6 hereof to issue instructions to, as applicable, the charterers and other obligors directly, the Assignor shall specifically authorize and direct, as applicable, each charterer or other obligor to make payment of all of the freights, hire and other moneys hereby assigned directly to the Assignor’s Earnings Account or, if an Event of Default shall have occurred and be continuing, to the Assignee in accordance with instructions of the Assignee. Notwithstanding anything to the contrary, the Assignor and the Assignee hereby agree that so long as no Event of Default shall have occurred and be continuing, the Assignor shall be entitled to receive and retain, in the Earnings Account, any and all moneys otherwise assigned hereunder and to withdraw funds from the Earnings Account, all in accordance with the terms of the Assignment of Accounts.

(b) The Assignor shall notify the Assignee promptly of any and all drilling contracts (including, but not limited to any Satisfactory Drilling Contracts), demise charters to any Affiliate of the Assignor or the Guarantor, time charters or series of successive voyage charters, contracts of affreightment or pooling arrangements (to the extent such are permitted by the Finance Documents) entered into by such Assignor respecting the Collateral Vessel and, upon the Assignee’s request, any other contract, charter or any such other agreement.(c) The interests assigned herein are and shall remain free and clear of all Security Interests, liens and encumbrances of any kind, except Permitted Security Interests. So long as this Assignment is in effect, the Assignor shall not assign, grant a Security Interest in or pledge the whole or any part of the right, title and interest hereby assigned to anyone other than the Assignee, its successors, designees and/or assigns, without the prior written consent of the Assignee, which consent may be withheld in its sole discretion. The Assignor shall not take or omit to take any action, the taking or omission of which might result in any material alteration or impairment of this Assignment or any of the rights created by this Assignment.

(c) The Assignor covenants and agrees with the Assignee that it will (i) duly perform and observe all of the terms and provisions of any drilling contracts (including, but not limited to any Satisfactory Drilling Contracts), charter, subcharter, contract of affreightment or pooling arrangement on the part of such Assignor to be performed or observed (unless failure to perform or observe would not constitute a Material Adverse Effect) and (ii) clearly record on its books and records notations of this Assignment.

5	Assignment of Earnings

(d) At any time and from time to time, upon the written request of the Assignee, the Assignor will, and use its commercially reasonable efforts to cause others to, promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted, or to perfect the Assignee’s security interests assigned hereunder.

(e) The Assignor agrees to deliver a Notice of Assignment of Earnings, substantially in the form of Exhibit A hereto, to each of such Assignor’s agents and representatives into whose hands or control may come any earnings, moneys and property hereby assigned, informing each such addressee of this Assignment and instructing such addressee to remit or deliver promptly to the Earnings Account all earnings, moneys and property hereby assigned which may come into the addressee’s hands or control and to continue to make such remittances or delivery until such time as the addressee may receive written notice or instructions to the contrary direct from the Assignee.

Section 5. Freedom of Assignee from Obligations. It is hereby expressly agreed that, anything herein contained to the contrary notwithstanding, the Assignee shall have no obligation or liability under any drilling contract (including, but not limited to any Satisfactory Drilling Contract), charter, contract of affreightment, pooling arrangement or other contract by reason of or arising out of this Assignment. The Assignee shall not be required or obligated in any manner to perform or fulfill any obligation of the Assignor under or pursuant to any drilling contract (including, but not limited to any Satisfactory Drilling Contract), charter, contract of affreightment, pooling arrangement or other contract, to make any payment, to make any inquiry as to the nature or sufficiency of any payment received by the Assignee, to present or file any claim, or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or which it may be entitled to hereunder at any time or times. Further, the Assignee shall not be obligated to bring, appear in or defend any action, suit or proceeding respecting this Assignment or the interests assigned hereunder.

Section 6. Payment Directions to Charterers; Power of Attorney; Financing Statements.

(a) Upon the occurrence and during the continuance of an Event of Default, the Assignee shall be entitled to direct any charterer, drilling contract operator, and other obligors to pay all moneys assigned hereunder to the Earnings Account or elsewhere as the Assignee may from time to time designate. The Assignee is hereby constituted the lawful attorney-in-fact of the Assignor, irrevocably, with full power, and with full power of substitution, in the name of the Assignor, upon the occurrence and during the continuance of an Event of Default, to ask, require, demand, receive, compound and give acquittance for any and all moneys, claims, property and rights hereby assigned, to endorse any check or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable in the premises. Any action or proceeding brought by the Assignee pursuant to any of the provisions hereof or of any drilling contract (including, but not limited to any Satisfactory Drilling Contract), charter, contract of affreightment, pooling arrangement, other contract or otherwise, and any claim made by the Assignee hereunder or under any drilling contract (including, but not limited to any Satisfactory Drilling Contract), charter, contract of affreightment, pooling arrangement, or other contract may be compromised, withdrawn or otherwise dealt with by the Assignee without any notice to, or approval of, the Assignor. However, if an Event of Default shall have occurred and be continuing, the Assignee may take or refrain from taking any of the foregoing actions or any other action permitted by applicable law that it believes advisable in its sole discretion. Notwithstanding the power of attorney contained herein the Assignor shall remain fully

6	Assignment of Earnings

liable to perform all of its obligations under any drilling contract (including, but not limited to any Satisfactory Drilling Contract), charter, contract of affreightment, pooling arrangement, or other contract for use of the Collateral Vessel.

(b) The Assignor hereby irrevocably authorizes the Assignee, at such Assignor’s expense, to file, at any time and from time to time, such financing and continuation statements or papers of similar purpose or effect relating to this Assignment, without such Assignor’s signature, as the Assignee at its option may deem appropriate, and hereby appoints the Assignee as such Assignor’s attorney-in-fact to execute any such statement in such Assignor’s name and to perform all other acts which the Assignee may deem appropriate to perfect and continue the security interests conferred hereby.

Section 7. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of Section 18.1 of the Credit Agreement.

Section 8. Remedies Cumulative and not Exclusive; No Waiver. No failure on the part of the Assignee or any other Finance Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Secured Liabilities. The rights and remedies of the Assignee provided herein and in the other Finance Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

Section 9. Successors and Assigns. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee and its respective successors and assigns.

Section 10. Irrevocable Assignment; Amendments. The powers and authority granted to the Assignee herein, including the power of attorney contained in Section 6 hereof, have been given for a valuable consideration and are hereby declared to be irrevocable. This Assignment may not be amended or waived except by an instrument in writing signed by the party against whom enforcement is sought.

Section 11. Governing Law; Jurisdiction; Process Agent; Waiver of Jury Trial.

(a) This Assignment shall be governed by, and construed in accordance with, the laws of the State of New York without regard to any conflicts of law principles (with the exception of Section 5-1401 and 5-1402 of the New York General Obligations Law). Each of the Assignor and the Assignee hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment. Each of the Assignor and the Assignee hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by law, in such federal court. Each of the Assignor and the Assignee agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Assignor and the Assignee irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment in any New York State or federal court sitting in New York County. Each of the Assignor and the Assignee hereby irrevocably waives, to the fullest

7	Assignment of Earnings

extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court. The Assignor hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A. as its authorized agent (the “Process Agent”) on which any and all legal process may be served in any suit, action or proceeding brought in any New York State court or federal court of the United States of America, in each case sitting in New York County. The Assignor agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 12, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. The Assignor agrees that the failure of the Process Agent to forward to it any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, the Assignor agrees to irrevocably appoint a replacement process agent in New York City, as its authorized agent for service of process, on the terms and for the purposes specified in this Section 11. Nothing in this Assignment or any other Finance Document will affect the right of the Assignor or the Assignee to serve process in any other manner permitted by applicable law or to obtain jurisdiction over the other party or bring actions, suits or proceedings against the other party in such other jurisdictions, and in such manner, as may be permitted by applicable law.

(b) BY ITS SIGNATURE BELOW WRITTEN, EACH OF THE ASSIGNOR AND THE ASSIGNEE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12. Notices. All notices and other communications provided for hereunder shall be made in writing in accordance with the terms of Section 31 of the Credit Agreement.

Section 13. Headings. The division of this Assignment into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation or construction of this Assignment.

Section 14. Termination. Unless otherwise expressly agreed in writing by the Assignee, this Assignment shall terminate, and be of no further force and effect, upon the conclusion of the Security Period.

Section 15. Counterparts. This Assignment may be executed in any number of counterparts, and each such counterpart shall constitute one and the same instrument.

Section 16. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

Section 17. Entire Agreement. This Assignment, the other Finance Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

8	Assignment of Earnings

IN WITNESS WHEREOF, the Assignor has caused this Assignment to be duly executed as of the day and year first above written.

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.]
[INTERNAL CHARTERER]

By:
Name:
Title:

Assignment of Earnings

The terms and conditions of
this Assignment are hereby

ACCEPTED BY:

DNB BANK ASA, NEW YORK BRANCH, as Security Agent

By:
Name:
Title:

By:
Name:
Title:

Assignment of Earnings

Exhibit A to

Assignment of Earnings

NOTICE OF ASSIGNMENT OF EARNINGS

Date: [                 , 20    ]

To: [Insert name of charterer or drilling contract operator]

WE HEREBY GIVE YOU NOTICE:

1. That by an Assignment of Earnings dated as of [            ], 2012, made between ourselves, as assignor (the “Assignor”) and DNB Bank ASA, New York Branch, as security agent (the “Assignee”), we, the [owner][Internal Charterer] of the Liberian flag vessel [PACIFIC MELTEM][PACIFIC SHARAV] (the “Collateral Vessel”), have assigned to the Assignee a security interest in all our right, title, interest, claim and demand in and to the following (collectively, “Earnings”):

All moneys whatsoever which are now, or later become, payable (actually or contingently) to the Assignor which arise out of the use or operation of the Collateral Vessel, including (but not limited to):

(a) all freight, hire and passage moneys, compensation payable to the Assignor in the event of requisition of the Collateral Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Collateral Vessel;

(b) all moneys which are at any time payable under the Insurances in respect of loss of earnings; and

(c) if and whenever the Collateral Vessel is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other Person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Collateral Vessel;

For the avoidance of doubt the Earnings described herein shall be subject to the limitations as set forth in the definition of “Earnings” in the Credit Agreement.

2. That you are hereby irrevocably authorized and instructed to pay as from the date hereof all of such aforesaid moneys as follows (or to such other account as the Assignee may direct from time to time):

[Insert Earnings Account Details]

3. This Notice of Assignment of Earnings shall terminate, and be of no further force and effect, upon the termination of the Assignment (as notified to you by the Assignee).

4. The authorizations and instructions by us in this Notice of Assignment of Earnings cannot be revoked or varied by us without the Assignee’s prior written consent.

Notice of Assignment of Earnings

5. Capitalized terms used herein and not otherwise defined are used herein as defined in that certain Senior Secured Credit Facility Agreement dated as of [            , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [            ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [            ], as bookrunners.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

2	Notice of Assignment of Earnings

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.] [INTERNAL CHARTERER], as Assignor

By:
Name:
Title:

Notice of Assignment of Earnings

EXHIBIT I

FORM OF ASSIGNMENT OF MANAGEMENT AGREEMENT WITH MANAGER’S CONSENT

SEE ATTACHED

EXHIBIT I

FORM OF ASSIGNMENT

OF MANAGEMENT AGREEMENT

ASSIGNMENT OF MANAGEMENT AGREEMENT1

By this Assignment of Management Agreement, dated as of [            , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Assignment”),[PACIFIC DRILLING VII LIMITED, a company incorporated and existing under the laws of the British Virgin Islands][PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg]1 (the “Assignor”), in consideration of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, has sold, assigned, transferred and set over, and does hereby sell, assign, transfer and set over unto DNB BANK ASA, NEW YORK BRANCH, as security agent (together with its successors and assigns, the “Assignee”), under that certain Senior Secured Credit Facility Agreement dated as of [            , 20    ] (as may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [                    ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [                    ], as bookrunners, and unto the Assignee’s successors and assigns, to its and its successors’ and assigns’ own proper use and benefit, as security for all of the Secured Liabilities under the Credit Agreement, in favor of the Assignee, all the right, title and interest of the Assignor in and to the [Ship Management Agreement] dated as of [            , 20    ]1 between the Assignor, as “Owner,” and [                                        , a             corporation] as vessel manager (the “Approved Manager”), with respect to the Liberian flag vessel [PACIFIC MELTEM][PACIFIC SHARAV] (the “Collateral Vessel”), as such management agreement may heretofore or hereafter be amended, amended and restated, or extended or renewed from time to time (the “Management Agreement”) in accordance with the terms of the Credit Agreement and Section 2 hereof. The rights assigned hereby include without limitation, (i) the Assignor’s right to receive all moneys due and to become due under the Management Agreement, all claims for damages arising out of the breach thereof and the right of the Assignor to terminate the Management Agreement, to perform thereunder and to compel performance of the terms thereof; and (ii) all claims for other proceeds in respect of the Management Agreement.

[1]	To be appropriately modified for any sub-management agreements.

Assignment of Management Agreement

It is agreed by the parties hereto as follows:

1. Capitalized terms used herein but not otherwise defined herein shall have the meanings defined in, or by reference, in the Credit Agreement.

2. It is expressly agreed that notwithstanding anything herein contained to the contrary, (i) the Assignor shall remain liable under the Management Agreement to perform all the obligations assumed by it thereunder, (ii) if an Event of Default under the Credit Agreement shall have occurred and be continuing, the obligations of the Assignor under the Management Agreement may be performed by the Assignee or its nominee or other designee without releasing the Assignor therefrom, (iii) the Assignee shall have no obligation or liability under the Management Agreement by reason of, or arising out of, this Assignment and shall not be obligated to perform any of the obligations of the Assignor under the Management Agreement, or to make any payment thereunder or to make any inquiry of the sufficiency of any payment received by it, or to present or file any claim or to take any other action to collect or enforce any payment assigned hereunder, (iv) the Assignee shall not be obligated to bring, appear in or defend any action, suit or proceeding respecting this Assignment or the Management Agreement, and (v) the Assignor shall provide the Assignee with a copy of any amendment to the Management Agreement in due course.

3. The Assignor represents and warrants that (i) it shall adhere to the provisions of Section 15.16 of the Credit Agreement and give notice of this Assignment, substantially in the form of Exhibit A hereto to the Approved Manager and it shall cause the Approved Manager to provide consent to this Assignment substantially in the form of Exhibit B hereto; (ii) the copy of the Management Agreement delivered to the Assignee together with this Assignment is true, correct and complete, (iii) the Approved Manager has no claims against the Assignor under the Management Agreement as of the date hereof, and (iv) there is not now in effect any assignment or pledge of, and hereby covenants that it will not assign, pledge, or suffer to exist any lien, charge, Security Interest, or encumbrance, or any other type of preferential arrangement, upon or with respect to, so long as this Assignment shall remain in effect, the whole or any part of the rights hereby assigned, to anyone other than the Assignee, its successors or assigns, other than Permitted Security Interests.

4 The Assignor does hereby appoint the Assignee as such Assignor’s true and lawful attorney, irrevocably, with full power (in the name of such Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for money due and to become due under, or arising out of, the Management Agreement or otherwise assigned hereunder, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings in connection therewith. The Assignee agrees not to exercise its powers as attorney-in-fact unless an Event of Default shall have occurred and be continuing. If an Event of Default shall have occurred and be continuing, the Assignee may take or refrain from taking any action hereunder that it believes advisable in its sole discretion. Notwithstanding the power of attorney contained herein, the Assignor shall remain fully liable to perform all of its obligations under the Management Agreement.

3	Assignment of Management Agreement

5. The Assignor further agrees that (i) if the Assignee advises that an Event of Default shall have occurred and be continuing, the Assignee shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon no fewer than three (3) Business Days prior written notice to the Assignor and the Approved Manager setting forth the effective date of such termination, without such termination giving rise to any claim by the Approved Manager under the Management Agreement or hereunder, other than for services already rendered by the Approved Manager as of the effective date of such termination, (ii) any claim, lien or Security Interest arising in favor of the Approved Manager under the Management Agreement against the Collateral Vessel or the Assignor shall be subject and subordinate in all respects to the Security Interest of the Ship Mortgage and of any other Finance Document in favor of the Assignee, (iii) at the sole option of the Assignee, if the Assignee commences a foreclosure under the Ship Mortgage or enforcement of any other Collateral, the Assignee shall have the right to terminate the Management Agreement with respect to such Collateral Vessel and such Security Interests and divest the Approved Manager and its sub-managers of all right, title and interest in and to, and Security Interests or claim against, such Collateral Vessel, and (iv) it will advise the Assignee promptly in writing of any outstanding claims that the Approved Manager has against the Collateral Vessel or any other Collateral.

6. Notwithstanding anything to the contrary, so long as no Event of Default shall have occurred and be continuing, the Assignor shall be entitled to receive, deposit in the Earnings Account, and retain in accordance with the terms of the Assignment of Accounts, any and all moneys otherwise assigned hereunder. If an Event of Default shall have occurred and be continuing, at the request of the Assignee, the Assignor shall specifically authorize and direct the Approved Manager or other obligor to make payment of all of the moneys hereby assigned directly to the Assignee at such place as the Assignee may require, and shall deliver to the Assignee the written acknowledgment of the Approved Manager or other obligor of such instructions.

7. The Assignor agrees that at any time and from time to time, upon the written request of the Assignee, the Assignor will promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may reasonably request or as shall be necessary for the Assignee to obtain the full benefits of this Assignment and of the rights and powers herein granted or to perfect the interests assigned to the Assignee hereunder, including, without limitation, the execution and delivery of such notices and Uniform Commercial Code financing and continuation statements and the filing thereof in such jurisdictions as shall be appropriate. To the extent permitted by applicable law, the Assignor hereby authorizes the Assignee to execute and file any such financing or continuation statements without necessity of the signature of the Assignor.

8. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of Section 18.1 of the Credit Agreement.

9. No failure on the part of the Assignee or any other Finance Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise

4	Assignment of Management Agreement

of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Secured Liabilities. The rights and remedies of the Assignee provided herein and in the other Finance Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

10. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee and its respective successors and assigns.

11. Upon the conclusion of the Security Period, the Assignee will at the request and cost of the Assignor, promptly reassign the Management Agreement and its interest in and all other rights assigned to the Assignee hereunder to the Assignor or as the Assignor shall direct, without any representation, warranty or recourse by or to the Assignee.

12. All notices or other communications provided for hereunder shall be made in writing in accordance with the terms of Section 31 of the Credit Agreement.2

13. This Assignment and the Notice and Acknowledgment of Assignment annexed hereto shall be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflicts of laws principles (with the exception of Section 5-1401 and 5-1402 of the New York General Obligations Law).

14. Each of the Assignor and the Assignee hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment. Each of the Assignor and the Assignee hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by law, in such federal court. Each of the Assignor and the Assignee agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Assignment or any other Finance Document shall affect any right that the Assignee may otherwise have to bring any suit, action or proceeding relating to this Assignment in the courts of any jurisdiction.

Each of the Assignor and the Assignee irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment in any New York State or federal court sitting in New York County. Each of the Assignor and the Assignee hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

[2]	To be appropriately modified for any sub-management agreement.

5	Assignment of Management Agreement

15. The Assignor hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A. as its authorized agent (the “Process Agent”) on which any and all legal process may be served in any suit, action or proceeding brought in any New York State court or federal court of the United States of America, in each case sitting in New York County under this Assignment. The Assignor agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 31 of the Credit Agreement3, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. The Assignor agrees that the failure of the Process Agent to give notice to it of any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, the Assignor agrees to irrevocably appoint a replacement process agent in New York City, as its authorized agent for service of process, on the terms and for the purposes specified in this paragraph. Nothing in this Assignment or any other Finance Document will affect the right of the Assignor or the Assignee to serve process in any other manner permitted by applicable law or to obtain jurisdiction over the other party or bring actions, suits or proceedings against the other party in such other jurisdictions, and in such manner, as may be permitted by applicable law.

16. BY ITS SIGNATURE BELOW WRITTEN, EACH OF THE ASSIGNOR AND THE ASSIGNEE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

17. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

18. This Assignment, the other Finance Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof. This Assignment may not be altered or amended except by an agreement in writing signed by the Assignee and the Assignor.

19. This Assignment, the Notice of Assignment of Management Agreement and the Approved Manager’s Consent and Undertaking annexed hereto may be executed by each of the Assignee, the Assignor and the Approved Manager in separate counterparts without in any way adversely affecting the validity hereof or of said Notice of Assignment of Management Agreement or said Approved Manager’s Consent and Undertaking.

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[3]	To be appropriately modified for any sub-management agreement.

6	Assignment of Management Agreement

IN WITNESS WHEREOF, the Assignor has caused this Assignment of Management Agreement to be duly executed as of the day and year first above written.

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.], as Assignor

By:
Name:
Title:

Accepted and Agreed:

DNB BANK ASA, NEW YORK BRANCH, as Security Agent, as Assignee

By:
Name:
Title:

By:
Name:
Title:

Assignment of Management Agreement

Exhibit A to

Assignment of Management Agreement

NOTICE OF ASSIGNMENT OF MANAGEMENT AGREEMENT

Date: [            , 20    ]

To: [                                        ]

The undersigned refers to the [Ship Management Agreement dated as of             , 20    ], (the “Management Agreement”), made between the undersigned (the “Assignor”) and [            ] (the “Approved Manager”), by which the undersigned agreed to hire you as [commercial and] technical manager for, and you agreed to provide [commercial and] technical management of, the [PACIFIC MELTEM][PACIFIC SHARAV] (the “Collateral Vessel”) for the period and on the terms and conditions set out in the Management Agreement. Reference is also made to that certain Senior Secured Credit Facility Agreement dated as of [            , 20    ] (as may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor, EKSPORTKREDITT NORGE AS, as GIEK facility lender, the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders, CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [            ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [            ], as bookrunners.

We hereby give you notice of the following, and you by your execution and delivery of the Approved Manager’s Consent and Undertaking hereby agree to the following:

1.	By an assignment dated as of the date hereof (the “Assignment”; the defined terms used herein and not otherwise defined shall be used herein as therein defined), to which this notice is attached, made between us and the Assignee referred to therein, we have sold, assigned, transferred and set over unto the Assignee, as security for all of the Secured Liabilities under the Credit Agreement, all our right, title and interest in and to the Management Agreement and in and to all moneys and claims for moneys due and to become due to us thereunder (all as more fully described in the Assignment).

2.	You are hereby irrevocably authorized and instructed that if the Assignee advises that an Event of Default shall have occurred and be continuing, upon your receipt of written notice from the Assignee, to pay all moneys payable by you under the Management Agreement to such place as the Assignee may from time to time direct.

Notice of Assignment of Management Agreement

3.	The undersigned shall remain liable to perform all its obligations under the Management Agreement, and the Assignee shall not be under any obligation under the Management Agreement, but should the Assignee exercise its right to perform, or cause performance by its nominee or designee of, any of our obligations under the Management Agreement, you agree, without thereby releasing the undersigned from our obligations under the Management Agreement, to accept such performance.

4.	You consent to the Assignment, and agree if the Assignee advises that an Event of Default shall have occurred and be continuing that, upon receipt of written notice from the Assignee, you will make payment of all moneys due and to become due under the Management Agreement, as the Assignee shall direct in its sole discretion, without setoff or deduction for any claim not arising under the Management Agreement or any other management agreement entered into with you in relation to the Collateral Vessel (the “Managed Vessel”), direct to such account specified by the Assignee at such address as the Assignee shall request in writing until receipt of written notice from the Assignee that all obligations of the Assignor to it have been paid in full. You agree that you shall not seek the recovery of any payment actually made by you to the Assignee pursuant to the Approved Manager’s Consent and Undertaking once such payment has been made. You hereby waive the right to assert against the Assignee, as assignee of the Assignor, any claim, defense, counterclaim or setoff other than a claim, defense, counterclaim or set-off that you could assert against the Assignor under the Management Agreement or any other management agreement entered into with you in relation to any of the Managed Vessel. This provision shall not be construed to relieve the Assignor of any liability to the Approved Manager.

5.	You agree if the Assignee advises that an Event of Default shall have occurred and be continuing that the Assignee shall be entitled to exercise any and all rights and remedies of the Assignor under the Management Agreement in accordance with the terms of the Assignment and you shall comply in all respects with such exercise. You agree that any claim, lien or Security Interest that you may have against the Collateral Vessel or Assignor shall be subject and subordinate in all respects to the Security Interest of the Ship Mortgage on such Collateral Vessel or other Collateral in favor of the Assignee, and, at the option of the Assignee, foreclosure under the Ship Mortgage or enforcement of other Collateral shall terminate the Management Agreement and such Security Interests and divest you and your sub-managers of all right, title and interest in and to the Collateral Vessel. You agree that each sub-management agreement respecting the Collateral Vessel made between you and any Affiliate of the undersigned shall be explicitly made subordinate in all respects to the Security Interest of the Ship Mortgage.

By your Approved Manager’s Consent and Undertaking, you further agree that if the Assignee advises that an Event of Default shall have occurred and be continuing, the Assignee shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon no fewer than three (3) Business Days prior written notice to the Assignor and to you as the Approved Manager setting forth the effective date of such termination, without such termination giving rise to any claim by you as Approved Manager, other than for services already rendered by you as Approved Manager as of the effective date of such termination.

2	Notice of Assignment of Management Agreement

6.	You covenant and agree with the Assignee that you will (x) clearly record on your books and records notations of the Assignment, and (y) provide the Assignee with a copy of any amendment to the Management Agreement in due course.

7.	Your Approved Manager’s Consent and Undertaking, and your agreements therein contained, are for the benefit of the Assignee and shall be enforceable by the Assignee.

8.	This Notice of Assignment of Management Agreement shall terminate, and be of no further force and effect, upon the termination of the Assignment (as notified to you by the Assignee).

The authorizations and instructions by us in this Notice of Assignment of Management Agreement cannot be revoked or varied by us without the Assignee’s prior written consent.

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3	Notice of Assignment of Management Agreement

[PACIFIC DRILLING VII LIMITED]
[PACIFIC SHARAV S.ÀR.L.], as Assignor

By:
Name:
Title:

5	Notice of Assignment of Management Agreement

Exhibit B to

Assignment of Management Agreement

APPROVED MANAGER’S CONSENT AND UNDERTAKING4

Date: [                 , 20    ]

To: DNB Bank ASA, New York Branch as Security Agent

We refer to (a) the [Ship Management Agreement dated as of                  , 20    ] (the “Management Agreement”), between us, [                    ] (the “Approved Manager”), and [PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.] (the “Assignor”), and (b) the Assignment of Management Agreement dated as of [                 , 20    ] (the “Assignment”), made between the Assignor and DNB Bank ASA, New York Branch, as security agent (the “Assignee”) under the Credit Agreement. Capitalized terms used herein and not otherwise defined herein are used as defined in, or by reference in, the Assignment.

In consideration of your agreeing to the execution and delivery of the Management Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, we hereby agree with you as follows:

1.

We agree to the terms set out in the Assignment, and consent to, [and agree to be bound by,][5] such Assignment. Without limitation, we agree that if you as Assignee notify us that an Event of Default shall have occurred and be continuing, we will accept performance of the Management Agreement (solely at your option) from you or your nominee or designee, as long as such performance is made in accordance with the terms of the Management Agreement.

[2.

If the Assignee shall advise us that an Event of Default shall have occurred and be continuing, we covenant and agree with the Assignee that the Assignee shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon not fewer than three (3) Business Days prior written notice to the Assignor and to us setting forth the effective date of such termination, without such termination giving rise to any claim by us as Approved Manager, other than for services already rendered by us as Approved Manager as of the effective date of such termination.][6]

3.	We agree that any claim, lien or Security Interest arising in our favor under the Management Agreement against the Collateral Vessel or the Assignor is subject and subordinate in all respects to the Security Interest of the Ship Mortgage and of any other Finance Document in favor of the Assignee, and, at the sole option of the Assignee,

[4]	Note: H&K’s footnotes not visible on this Exhibit.

Manager’s Consent and Undertaking

foreclosure under the Ship Mortgage or enforcement of any other Collateral shall terminate the Management Agreement with respect to the Collateral Vessel and such Security Interests in our favor and divest us and our sub-managers of all right, title and interest in and to the Collateral Vessel. We agree that we will not commence arrest proceedings against the Collateral Vessel.

4.	We will not enter into any sub-management agreement or contract out our obligations under any sub-management agreement to any person in such manner that relieves us of our obligations under the Management Agreement without assigning our rights under such sub-management agreement to the Assignee, such assignment to be substantially in the form of the Assignment of Management Agreement together with Notice and Approved Manager’s Undertaking (provided, the provisions described in paragraphs 2 and 3 above shall not be included in any assignment of sub-management agreement or notice or manager’s undertaking relating thereto unless the sub-manager is an Affiliate of the Assignor).

5.	We agree that (i) we will not commence any arbitration, suit or other proceeding against the Assignor under the Management Agreement without the prior written consent of the Assignee, which consent may be withheld in the Assignee’s sole discretion, and (ii) if the Assignee notifies us that an Event of Default has occurred and is continuing, we will discontinue any such arbitration, suit or other proceeding.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

2	Manager’s Consent and Undertaking

For and on behalf of

[                    ], as Approved Manager

By:
Name:
Title:

4	Manager’s Consent and Undertaking

EXHIBIT J

FORM OF ACCOUNT CONTROL AGREEMENT

SEE ATTACHED

EXHIBIT J

FORM OF ACCOUNT

CONTROL AGREEMENT

DEPOSIT ACCOUNT CONTROL AGREEMENT

This DEPOSIT ACCOUNT CONTROL AGREEMENT (this “Agreement”), dated as of              2013, by and among [PACIFIC DRILLING VII LIMITED, a company incorporated under the laws of the British Virgin Islands][PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg][[INTERNAL CHARTERER], a [            ] organized and existing under the laws of [            ]][PACIFIC DRILLING S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand-Duchy of Luxembourg] (the “Grantor”), and DNB Bank ASA, New York Branch, as Security Agent (together with its successor and assigns, the “Secured Party”) and [DNB Bank ASA, acting through its [            ] Branch] (the “Depository Bank”), is delivered pursuant to Section 2.3 of that certain Assignment of Accounts, dated             , 2013 (as amended, amended and restated, supplemented or otherwise modified from time to time the “Security Agreement”) between the Grantor, as assignor and the Secured Party, as assignee. This Agreement is entered into by the parties hereto for the purpose of perfecting the security interests of the Secured Party granted by the Grantor in the Deposit Accounts described below. All references herein to the UCC shall mean the Uniform Commercial Code as in effect from time to time in the State of New York. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Security Agreement.

1.	DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a)	Account Expenses has the meaning assigned to such term in Section 14 hereof.

(b)	Agreement has the meaning assigned to such term in the Preamble hereof.

(c)	Deposit Account has the meaning assigned to such term in Section 2(b) hereof.

(d)	Depository Bank has the meaning assigned to such term in the Preamble hereof.

(e)	Grantor has the meaning assigned to such term in the Preamble hereof.

(f)	Notice of Sole Control has the meaning assigned to such term in Section 10(a).

(g)	Secured Party has the meaning assigned to such term in the Preamble hereof.

(h)	Security Agreement has the meaning assigned to such term in the Preamble hereof.

(i)	UCC has the meaning assigned to such term in the Preamble hereof.

2.	REPRESENTATIONS; COVENANTS.

The Depository Bank hereby confirms and agrees that:

(a)	The Depository Bank is engaged in the business of banking and is a “Bank” as such term is defined in the UCC §9-102(a)(8).

(b)	The Depository Bank has established for the Grantor and maintains the deposit account(s) listed in Schedule 1 annexed hereto (such account(s), the “Deposit Accounts” and each a “Deposit Account”). The Grantor is the Depository Bank’s customer with respect to the Deposit Accounts.

(c)	Each Deposit Account is a “deposit account” as such term is defined in the UCC §9-102(a)(29).

(d)	Each Deposit Account will be maintained in the manner set forth herein until termination of this Agreement.

(e)	This Agreement is the valid and legally binding obligation of the Depository Bank.

(f)	The Depository Bank has not entered into any currently effective agreement with any person relating to any Deposit Account and/or any of the funds credited thereto under which the Depository Bank may be obligated to comply with instructions originated by a person other than the Grantor or the Secured Party. Until the termination of this Agreement, the Depository Bank will not enter into any agreement with any person relating to any Deposit Account and/or any of the funds credited thereto under which the Depository Bank may be obligated to comply with instructions originated by a person other than the Grantor or the Secured Party.

3.	CONTROL.

Following receipt of a Notice of Sole Control, the Depository Bank shall comply with instructions originated by the Secured Party without further consent of the Grantor or any person acting or purporting to act for the Grantor being required, including, without limitation, directing disposition of the funds in each Deposit Account, thereby granting the Secured Party “control” over the Deposit Accounts under UCC §9-104(a)(2). The Depository Bank shall also comply with instructions directing the disposition of funds in each Deposit Account originated by the Grantor or its authorized representatives until such time as the Secured Party delivers a Notice of Sole Control pursuant to Section 10(a) hereof to the Depository Bank. Following receipt of a Notice of Sole Control, the Depository Bank shall comply with, and is

2	Deposit Account Control Agreement

fully entitled to rely upon, any instruction from the Secured Party, even if such instruction is contrary to any instruction that the Grantor may give or may have given to the Depository Bank.

4.	DEPOSITORY BANK’S RESPONSIBILITY.

(a)	The Depository Bank will not be liable to the Secured Party for complying with instructions concerning the Deposit Accounts from the Grantor that are received by the Depository Bank before the Depository Bank receives, and has a reasonable opportunity to act on, a Notice of Sole Control.

(b)	The Depository Bank will not be liable to the Grantor or the Secured Party for complying with a Notice of Sole Control or with instructions concerning the Deposit Accounts originated by the Secured Party, even if the Grantor notifies the Depository Bank that the Secured Party is not legally entitled to issue the Notice of Sole Control or instructions unless the Depository Bank takes the actions after it is served with an injunction, restraining order, or other legal process enjoining it from doing so, issued by a court of competent jurisdiction, and had a reasonable opportunity to act on the injunction, restraining order or other legal process.

(c)	This Agreement does not create any obligation of the Depository Bank except for those expressly set forth in this Agreement and Article 4 of the UCC. In particular, the Depository Bank need not investigate whether the Secured Party is entitled under the Secured Party’s agreements with the Grantor to give instructions concerning any Deposit Account or a Notice of Sole Control. The Depository Bank may rely on notices and communications it believes to be given by the appropriate party.

5.	INDEMNIFICATION.

(a)	The Grantor agrees to indemnify the Depository Bank, its officers, directors, employees and agents against all claims incurred, sustained or payable by the Depository Bank, or such other indemnitee, arising out of this Agreement, except to the extent resulting from the Depository Bank’s, or such other indemnitee’s, gross negligence or willful misconduct, as determined by a court of competent jurisdiction in a final, non-appealable judgment.

(b)	The Secured Party agrees to indemnify the Depository Bank against all other claims incurred, sustained or payable by the Depository Bank arising from the Depository Bank’s following instructions originated by the Secured Party, or from the Depository Bank’s transfer of funds pursuant to this Agreement, except to the extent directly caused by the gross negligence or willful misconduct of the Depository Bank, as determined by a court of competent jurisdiction in a final, non-appealable judgment.

3	Deposit Account Control Agreement

6.	CHOICE OF LAW; WAIVER OF JURY TRIAL.

(a)	Both this Agreement and the Deposit Accounts shall be governed by the laws of the State of New York, without regard to conflict-of-laws principles (with the exception of Sections 5-1401 and 5-1402 of the New York General Obligations Law). Regardless of any provision in any other agreement, for purposes of the UCC, New York shall be deemed to be the Depository Bank’s jurisdiction and the Deposit Account(s) shall be governed by the laws of the State of New York. The Depository Bank and the Grantor may not change the law governing any Deposit Account without the Secured Party’s prior written consent.

(b)	To the extent permitted by applicable law, each party waives all rights to trial by jury in any action, claim or proceeding (including any counterclaim) of any type arising out of or directly or indirectly relating to this Agreement.

7.	CONFLICT WITH OTHER AGREEMENTS.

As of the date hereof, there are no other agreements entered into between the Depository Bank and the Grantor with respect to any Deposit Account or any funds credited thereto (other than standard and customary documentation with respect to the establishment and maintenance of such Deposit Accounts). The Depository Bank and the Grantor will not enter into any other agreement with respect to any Deposit Account unless the Secured Party shall have received prior written notice thereof. The Depository Bank and the Grantor have not entered and will not enter into any other agreement with respect to control of the Deposit Accounts or purporting to limit or condition the obligation of the Depository Bank to comply with any orders or instructions with respect to any Deposit Account as set forth in Section 3 hereof without the prior written consent of the Secured Party acting in its sole discretion. In the event of any conflict with respect to control over any Deposit Account between this Agreement (or any portion hereof) and any other agreement now existing or hereafter entered into, the terms of this Agreement shall prevail.

8.	CERTAIN AGREEMENTS.

As of the date hereof, the Depository Bank has furnished to the Secured Party the most recent account statement issued by the Depository Bank with respect to each of the Deposit Accounts and the cash balances held therein. Each such statement accurately reflects the assets held in such Deposit Account as of the date thereof.

9.	NOTICE OF ADVERSE CLAIMS.

Except for the claims and interests of the Secured Party and of the Grantor in the Deposit Accounts, the Depository Bank on the date hereof does not know of any claim to, security interest in, lien on, or encumbrance against, any Deposit Account or in any funds credited thereto and does not know of any claim that any person or entity other than the Secured Party has been given control (within the meaning of UCC §9-104) of any Deposit Account or any such funds. If the Depository Bank becomes

4	Deposit Account Control Agreement

aware that any person or entity is asserting any lien, encumbrance, security interest or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process or any claim of control) against any funds in any Deposit Account, the Depository Bank shall promptly notify the Secured Party and the Grantor thereof.

10.	MAINTENANCE OF DEPOSIT ACCOUNTS.

In addition to the obligations of the Depository Bank in Section 3 hereof, the Depository Bank agrees to maintain the Deposit Accounts as follows:

(a)	Notice of Sole Control. If at any time the Secured Party delivers to the Depository Bank a notice instructing the Depository Bank to terminate Grantor’s access to any Deposit Account (a “Notice of Sole Control”), the Depository Bank agrees that, after receipt of such notice, it will take all instructions with respect to such Deposit Account solely from the Secured Party, terminate all instructions and orders originated by the Grantor with respect to the Deposit Accounts or any funds therein, and cease taking instructions from the Grantor, including, without limitation, instructions for distribution or transfer of any funds in any Deposit Account. The Secured Party agrees not to deliver a Notice of Sole Control unless an Event of Default (as defined in the Security Agreement) has occurred and is continuing pursuant to Section 6 of the Security Agreement.

11.	BINDING EFFECT.

The terms of this Agreement shall become effective when it has been executed by the Grantor, the Secured Party and the Depository Bank, and thereafter shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted transferees.

12.	NOTICES.

Any notice, request or other communication required or permitted to be given under this Agreement shall be in writing and deemed to have been properly given when delivered in person, or when sent by telecopy or other electronic means and electronic confirmation of error free receipt is received or two days after being sent by certified or registered United States mail, return receipt requested, postage prepaid, addressed to the party at the address set forth below.

If to the Grantor, at its address at:

[            ]

[            ]

Attention: [            ]

Facsimile: [            ]

with copies to:

5	Deposit Account Control Agreement

[            ]

[            ]

Attention: [            ]

Facsimile: [            ]

If to the Depository Bank, at its address at:

[            ]

[            ]

Attention: [            ]

Facsimile: [            ]

If to the Secured Party, at its address:

[            ]

[            ]

Attention: [            ]

Facsimile: [            ]

13.	TERMINATION; SURVIVAL.

This Agreement and the obligations of the Depository Bank hereunder shall continue in effect until the security interests of the Secured Party in the Deposit Accounts and any and all funds therein have been terminated pursuant to the terms of the Security Agreement and the Secured Party has notified the Depository Bank of such termination in writing. Subject to the prior sentence of this Section 13, this Agreement may be terminated by:

(a)	the Secured Party at any time by written notice to the other parties;

(b)	the Depository Bank, at any time by written notice delivered to the Secured Party and the Grantor; or

(c)	the Grantor, by written notice signed by the Grantor and the Secured Party, delivered to the Depository Bank not less than 3 Business Days prior to the effective termination date.

Prior to any termination of this Agreement pursuant to this Section 13, the Depository Bank hereby agrees that it shall promptly take, at Grantor’s sole cost and expense, all reasonable actions necessary to transfer any funds in the Deposit Accounts to the institution designated in writing by the Secured Party.

Sections 4 and 5 of this Agreement will survive termination of this Agreement.

14.	FEES AND EXPENSES.

The Depository Bank agrees to look solely to the Grantor for payment of any and all fees, costs, charges and expenses incurred or otherwise relating to the Deposit

6	Deposit Account Control Agreement

Accounts and services provided by the Depository Bank hereunder (collectively, the “Account Expenses”), and the Grantor agrees to pay such Account Expenses to the Depository Bank on demand therefor. The Grantor acknowledges and agrees that it shall be, and at all times remains, solely liable to the Depository Bank for all Account Expenses.

15.	SEVERABILITY.

If any term or provision set forth in this Agreement shall be invalid or unenforceable, the remainder of this Agreement, other than those provisions held invalid or unenforceable, shall be construed in all respects as if such invalid or unenforceable term or provision were omitted.

16.	AMENDMENT.

No amendment to this Agreement will be binding on any party unless it is in writing and signed by all of the parties. Any provision of this Agreement benefiting a party may be waived only by a writing signed by that party.

17.	COUNTERPARTS.

This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same agreement and any party hereto may execute this Agreement by signing and delivering one or more counterparts. Delivery of an executed counterpart of this Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of the agreement.

[SIGNATURE PAGE FOLLOWS]

7	Deposit Account Control Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

[PACIFIC DRILLING VII LIMITED][PACIFIC SHARAV S.ÀR.L.][INTERNAL CHARTERER][PACIFIC DRILLING S.A.], as Grantor

By
Name:
Title:

DNB Bank ASA, New York Branch, as Secured Party

By
Name:
Title:

DNB Bank ASA, [ ], as Depository Bank

By
Name:
Title:

8	Deposit Account Control Agreement

SCHEDULE

Deposit Accounts

Earnings Account

Account No.	Account Holder	Account Name
[ ]	[Pacific Drilling VII Limited] [Pacific Sharav S.ÀR.L.] [Pacific Drilling S.A.] [Name of Internal Charterer]	[Pacific Drilling VII Limited - Earnings Account] [Pacific Sharav S.ÀR.L. - Earnings Account] [Pacific Drilling S.A. – Earnings Account] [Name of Internal Charterer – Earnings Account]

1	Deposit Account Control Agreement

EXHIBIT K

FORM OF ASSIGNMENT OF INTERNAL CHARTER

SEE ATTACHED

EXHIBIT K

FORM OF

ASSIGNMENT OF INTERNAL CHARTER

ASSIGNMENT OF BAREBOAT CHARTER (INTERNAL CHARTER)

[Pacific Sharav][Pacific Meltem]

By this Assignment of Bareboat Charter, dated as of             , 20    (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Assignment”), the undersigned [Pacific Drilling VII Limited, a company incorporated and existing under the laws of the British Virgin Islands][Pacific Sharav S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg] (the “Assignor”), in consideration of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, has sold, assigned, transferred and set over, and does hereby sell, assign, transfer and set over unto DNB Bank ASA, New York Branch, as Security Agent (together with its successor and assigns, the “Assignee”), for the benefit of the Finance Parties under that certain Senior Secured Credit Facility Agreement dated as of [        , 20    ] (as may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PACIFIC DRILLING VII LIMITED and PACIFIC SHARAV S.ÀR.L., as joint and several borrowers (collectively, the “Borrowers”), PACIFIC DRILLING S.A., as guarantor (the “Guarantor”), EKSPORTKREDITT NORGE AS, as GIEK facility lender (the “GIEK Facility Lender”), the banks and financial institutions listed in Schedule 1 thereto, as commercial facility lenders (collectively, the “Commercial Facility Lenders”), CITIBANK N.A. (“CITIBANK”) and DNB MARKETS INC. (“DNB MARKETS”), as structuring banks, CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB BANK”), as global ECA coordinators and syndication agents, CITIBANK, as documentation agent, DNB BANK, as administrative agent, security agent and account bank, CITIBANK, DNB BANK and [            ], as mandated lead arrangers, and CITIBANK, DNB MARKETS and [            ], as bookrunners, and unto the Assignee’s successors and assigns, to its and its successors’ and assigns’ own proper use and benefit, and does hereby grant to the Assignee a security interest in all the right, title interest, claim and demand of the Assignor in and to:

(i) that certain [Bareboat Charter], dated as of [            ], 20    (as may be amended, extended, renewed or otherwise modified from time to time, the “Charter”), between the Assignor and [                    ], a [corporation] organized and existing under the laws of [Country of Incorporation], (the “Charterer”), with respect to the Assignor’s Liberian flag vessel [Pacific Sharav][Pacific Meltem] (Official No.             ) (the “Vessel”), including, without limitation, within such assignment, the right to receive all moneys due and to become due under the Charter and all rights arising out of the owner’s lien on cargoes and subfreights thereunder, all claims for damages arising out of the breach thereof and the right of the Assignor to terminate the Charter, to perform thereunder and to compel performance of the terms thereof;

Assignment of Bareboat Charter

(ii) all moneys and claims for moneys due and to become due to the Assignor, and all claims for damages and all insurance and other proceeds in respect of, the actual or constructive loss of, or the requisition (whether of title or use), condemnation, sequestration, seizure, forfeiture or other taking of, the Vessel; and

(iii) any proceeds of any of the foregoing and all interest and earnings from the investment of any of the foregoing and the proceeds thereof.

Capitalized terms used herein and not otherwise defined are used herein as defined in the Credit Agreement.

It is expressly agreed that anything herein contained to the contrary notwithstanding, (i) the Assignor shall remain liable under the Charter to perform all the obligations assumed by it thereunder, (ii) if an Event of Default under the Credit Agreement shall have occurred and be continuing, the obligations of the Assignor under the Charter may be performed by the Assignee or its nominee or other assignee from the Assignee without releasing the Assignor therefrom, and (iii) the Assignee shall have no obligation or liability under the Charter by reason of, or arising out of, this Assignment and shall not be obligated to perform any of the obligations of the Assignor under the Charter, or to make any payment or any inquiry of the sufficiency of any payment received by it, or to present or file any claim or to take any other action to collect or enforce any payment assigned hereunder. The Assignor shall provide the Assignee with a copy of any amendment to the Charter in due course.

The Assignor does hereby constitute the Assignee as the Assignor’s true and lawful attorney-in-fact, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for money due and to become due under, or arising out of, the Charter or otherwise assigned hereunder, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings in connection therewith. The Assignee agrees to take any action permitted in the preceding sentence only if an Event of Default shall have occurred and be continuing.

Notwithstanding anything to the contrary, so long as no Event of Default (as defined in the Credit Agreement) shall have occurred and be continuing, the Assignor shall be entitled to receive into the Earnings Account and retain therein any and all moneys otherwise assigned hereunder. If an Event of Default shall have occurred and be continuing, at the request of the Assignee, the Assignor shall specifically authorize and direct the Charterer or other obligor to make payment of all of the moneys hereby assigned directly to the Assignee in accordance with instructions of the Assignee, and shall deliver to the Assignee the written acknowledgment of the Charterer or obligor of such instructions.

The Assignor hereby irrevocably authorizes the Assignee, at such Assignor’s expense, to file, at any time and from time to time, such financing and continuation statements or papers of similar purpose or effect relating to this Assignment, without such Assignor’s signature, as the Assignee at its option may deem appropriate, and hereby appoints the Assignee

3	Assignment of Bareboat Charter

as such Assignor’s attorney-in-fact to execute any such statement in such Assignor’s name and to perform all other acts which the Assignee may deem appropriate to perfect and continue the security interests conferred hereby.

The Assignor does hereby represent and warrant that, to the best of its knowledge, the Charterer has no claims against the Assignor under the Charter as of the date hereof. The Assignor does hereby further represent and warrant that there is not now in effect any assignment or pledge of, and hereby covenants that the Assignor will not, so long as this instrument of Assignment shall remain in effect, assign, pledge, or suffer to exist any lien, charge, security interest, or encumbrance, or any other type of preferential arrangement, upon or with respect to the whole or any part of the rights hereby assigned, to anyone other than the Assignee, its successors or assigns.

Upon the conclusion of the Security Period, the Assignee will at the request and cost of the Assignor reassign the Charter and its interest in all other rights assigned to the Assignee hereunder to the Assignor or as the Assignor shall direct, without any representation, warranty or recourse by or to the Assignee.

All notices or other communications required or permitted to be made or given hereunder shall be made to the Assignee and the Assignor in the manner and at the respective address thereof as set forth in the Credit Agreement.

This Assignment and the Notice of Assignment of Bareboat Charter and Agreement and Consent to Assignment annexed hereto shall be governed by, and construed in accordance with the laws of the State of New York without regard to its conflicts of laws principles (with the exception of Sections 5-1401 and 5-1402 of the New York General Obligations Law.

Each of the Assignor and the Assignee hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment. Each of the Assignor and the Assignee hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by law, in such federal court. Each of the Assignor and the Assignee agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Assignor and the Assignee irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment in any New York State or federal court sitting in New York County. Each of the Assignor and the Assignee hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court. The Assignor hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A. as its authorized agent (the “Process Agent”) on which any and all legal process may be served in any suit, action or proceeding brought in any

4	Assignment of Bareboat Charter

New York State court or federal court of the United States of America, in each case sitting in New York County under this Assignment. The Assignor agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 31 of the Credit Agreement, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. The Assignor agrees that the failure of the Process Agent to give notice to it of any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, the Assignor agrees to irrevocably appoint a replacement process agent in New York City, as its authorized agent for service of process, on the terms and for the purposes specified in this paragraph. Nothing in this Assignment or any other Finance Document will affect the right of the Assignor or the Assignee to serve process in any other manner permitted by applicable law or to obtain jurisdiction over the other party or bring actions, suits or proceedings against the other party in such other jurisdictions, and in such manner, as may be permitted by applicable law.

BY ITS SIGNATURE BELOW WRITTEN, EACH OF THE ASSIGNOR AND THE ASSIGNEE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

This Assignment, the other Finance Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof. This Assignment may not be altered or amended except by an agreement in writing signed by the Assignee and the Assignor.

This Assignment and the Agreement and Consent to Assignment annexed hereto may be executed by the Assignee, the Assignor and the Charterer under the Charter in separate counterparts without in any way adversely affecting the validity of said Agreement and Consent to Assignment. [Prior to or simultaneously with entering into the Charter, the Assignor has caused the Charterer to execute and deliver to the Assignee such Agreement and Consent to Assignment.]1

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

[1]	This sentence to be inserted only in Assignments related to Charters executed after the Closing Date.

5	Assignment of Bareboat Charter

IN WITNESS WHEREOF, the Assignor has caused this instrument of Assignment to be duly executed as of the day and year first above written.

[Pacific Drilling VII Limited][Pacific Sharav S.ÀR.L.], as Assignor

By:

Name:

Title:

The terms and conditions of

this Assignment are hereby

ACCEPTED BY:

DNB Bank ASA, New York Branch, as Security Agent as Assignee

By:

Name:

Title:

By:

Name:

Title:

Assignment of Bareboat Charter

Exhibit A

NOTICE OF ASSIGNMENT OF BAREBOAT CHARTER

and

AGREEMENT AND CONSENT TO ASSIGNMENT

Dated:             , 20

To: [Charterer]

Re: [Vessel Name]

We refer to the Bareboat Charter, dated as of [            ], [            ] (the “Charter”), made between us, [Pacific Drilling VII Limited][Pacific Sharav S.ÀR.L.], (the “Assignor” or “we”), and you, [Charterer] (the “Charterer” or “you”), by which we agree to let, and you agree to take on charter the Liberian flag vessel [Pacific Sharav][Pacific Meltem](the “Vessel”) for the period and on the terms and conditions set out in the Charter.

We hereby give you notice of the following, and you by your execution and delivery of this Agreement and Consent to Assignment (this “Consent”) hereby agree to the following:

1.	By an assignment (the “Assignment”, the defined terms therein being used herein and not otherwise defined shall be used herein as therein defined), dated as of [ ], [ ], (a copy of which is attached hereto) made between us and the Assignee referred to therein, we have sold, assigned, transferred and set over unto the Assignee all our right, title and interest in and to the Charter and in and to moneys and claims for moneys due and to become due to us under the Charter (all as more fully described in the Assignment).

2.	You are hereby irrevocably authorized and instructed to make all payments due by you in accordance with the terms of the Charter to [insert Earnings Account instructions].

3.	Upon your receipt of written notice of the occurrence of an Event of Default from the Assignee, you are hereby irrevocably authorized and instructed to pay, and agree that you will make payment of, all such moneys payable by you under the Charter to such place as the Assignee may from time to time direct.

4.	We shall remain liable to perform all our obligations under the Charter and the Assignee shall not be under any obligation under the Charter, but should the Assignee exercise its right to perform, or cause performance by its nominee or designee of, our obligations under the Charter, you agree, without thereby releasing us from our obligations under the Charter, to accept such performance.

Assignment of Bareboat Charter

5.	You consent to the Assignment, and agree that you will make payment of all moneys due and to become due under the Charter, without setoff or deduction for any claim not arising under the Charter, direct to the account set forth in paragraph 2 hereof, and otherwise if the Assignee has given you a written notice of the occurrence of an Event of Default, to such account specified by the Assignee at such address as the Assignee shall request the undersigned in writing, in each case until receipt of written notice from the Assignee that all obligations of the Assignor to it have been paid in full. You agree that you shall not seek the recovery of any payment actually made by you to the Assignee pursuant to this Charterer’s Consent and Agreement once such payment has been made. You hereby waive the right to assert against the Assignee, as assignee of the Assignor, any claim, defense, counterclaim or setoff other than a claim, defense, counterclaim or setoff that you could assert against the Assignor under the Charter. These provisions shall not be construed to relieve the Assignor of any liability to the Charterer.

6.	You agree that if the Assignee gives you written notice that an Event of Default has occurred and is continuing, the Assignee shall be entitled to exercise any and all rights and remedies of the Assignor under the Charter in accordance with the terms of the Assignment, and you shall comply in all respects with such exercise.

7.	You agree that you will not, until the termination of the Assignment, acknowledge and consent to any other assignment by us of any of the whole or any part of our right, title and interest in and to the Charter and in and to moneys and claims for moneys due and to become due to us under the Charter without the written consent of the Assignee.

8.	You may rely on any written notice given by the Assignee to you as being properly given under the terms of the Assignment and this Consent, even if we notify you that such written notice is not validly given.

9.	You covenant and agree with the Assignee that you will (i) clearly record on your books and records notations of the Assignment, and (ii) provide the Assignee with a copy of any amendment to the Charter in due course.

10.	Your acknowledgement and consent hereunder, and your agreements herein contained, are for the benefit of the Assignee and shall be enforceable by the Assignee.

11.	This Consent shall terminate, and be of no further force and effect, at the earlier of the termination of (i) the Assignment (as notified to you by the Assignee) or (ii) the Charter.

The authorizations and instructions by us in this Consent cannot be revoked or varied by us without the Assignee’s prior written consent.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

2	Assignment of Bareboat Charter

For and on behalf of

[Assignor]

By:
Name:
Title:

Dated:

Assignment of Bareboat Charter

Dated:             , 20

To: [Assignor]

To: DNB Bank ASA, New York Branch,

as Security Agent and as Assignee

In consideration of the Charter, and for other good and valuable consideration, the receipt of which is hereby acknowledged, we hereby agree to the terms set out above and hereby consent to, and agree to be bound by, the foregoing Agreement and Consent to Assignment.

For the benefit of the Assignee, the Charterer irrevocably waives and disclaims any lien that it may have on the Vessel, howsoever and whensoever arising, and irrevocably agrees that any claim against the Vessel that the Charterer may or could have is subject and subordinate always to the claims of the Assignee and the Lenders under the Credit Agreement, including, but not limited to, the Mortgagee under the Mortgage on the Vessel, provided further that the creation or enforcement by the Charterer of any maritime lien (other than Permitted Security Interests) on the Vessel arising from or related to the Charter (or any other sub-charter or similar contract of or related to the Vessel) is expressly prohibited.

The undersigned confirms that the Charter has been duly executed by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

For and on behalf of

[CHARTERER]

By:
Name:
Title:

Assignment of Bareboat Charter

EXHIBIT L

FORM OF MANAGEMENT AGREEMENT

SEE ATTACHED

EXHIBIT L

FORM OF MANAGEMENT AGREEMENT

PACIFIC DRILLING VII LIMITED

and

[TBD]

VESSEL MANAGEMENT AGREEMENT

DATED AS OF             , 2014

THIS VESSEL MANAGEMENT AGREEMENT (the “Agreement”) dated as of             , 2014 is entered by and between Pacific Drilling VII Limited, a company organized under the laws of British Virgin Islands (the “COMPANY”), and                     a company organized under the laws of the British Virgin Islands (“PACIFIC DRILLING”).

WHEREAS:

1.	PACIFIC DRILLING is a drilling contractor experienced in the operation of drilling rigs, drillships and other comparable equipment;

2.	The COMPANY has entered into a shipyard construction contract with Samsung Heavy Industries Co., Ltd. (the “Shipbuilder”) for the construction of a drillship (Hull No. 2057) known as the Pacific Meltem (the “Rig”);

3.	The COMPANY has also entered into (“the Drilling Contract”) by and between the COMPANY and (“Client”) pursuant to which it has agreed to provide offshore drilling services to Client using the Rig on the terms set out therein;

4.	The COMPANY desires to engage PACIFIC DRILLING to operate the Rig under the terms of this Agreement; and

5.	PACIFIC DRILLING desires to provide such services under the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the COMPANY and PACIFIC DRILLING hereby agree as follows:

1.	Definitions. Capitalized terms used herein shall have the meanings given them in Exhibit 1.00 of this Agreement.

2.	Appointment of Operator. The COMPANY hereby appoints PACIFIC DRILLING as operator of the Rig with effect from the commencement of this Agreement under Section 9.01 according to the conditions and during the term hereof. As operator PACIFIC DRILLING shall, subject to the terms of this Agreement, provide the services set out in Section 3 hereof, all such services hereafter being sometimes referred to as the “Work”, which expression shall also include action taken pursuant to Section 4.04 (Emergency Action). For as long as this Agreement remains in full force and effect, PACIFIC DRILLING shall not resign from its appointment as operator hereunder.

3.

Services of PACIFIC DRILLING. Subject always to the provisions of Section 3.05 and 4, PACIFIC DRILLING shall as operator of the Rig, during the term of this Agreement, without prejudice to their generality, provide day-to-day management supervision and operating, maintenance, administrative and related services with respect to the Rig (including all such services as are required to be provided by the Company to the Client in accordance with the Drilling Contract), including but not limited to accounting, engineering, planning, budgeting, treasury, technical, tax assistance, industrial relations, public affairs, regulatory services and the services specified below, such services to be provided from such locations as may from time to time in the opinion of PACIFIC DRILLING be necessary or appropriate. PACIFIC DRILLING may provide all or any of such services directly or through an Affiliate or Affiliates; provided, however, that PACIFIC DRILLING shall remain fully liable and responsible for its duties and obligations under this Agreement.

3.01	Operating and Technical Services. PACIFIC DRILLING agrees to implement and administer all contracts related to the operation and maintenance of the Rig (including the Drilling Contract) and to provide support for the operation of the Rig in the performance of drilling or other use contracts, arrange for the Stacking during periods when the Rig is not under contract and for any necessary mobilization of the Rig, provide technical services for any drydocking, conversion, modification, maintenance, repairs, classification and compliance with the relevant Governmental Requirements applicable to the Rig, including preparation and filing of any documents required in connection therewith and responding to and maintaining contracts with Governmental Authorities on behalf of the COMPANY, and provide administrative services with respect to each of the foregoing functions. The foregoing functions and services shall include the following:

(a)	Manning Requirements. PACIFIC DRILLING shall make all arrangements for the selection, appointment, dismissal, welfare, training, employment, administration and remuneration of the crew and shore-based, marine and technical as well as local base support staff of the Rig. The remuneration and conditions of service of the crew and shore-based staff and the number of relevantly qualified personnel, including availability of personnel to cover vacancies due to leave requirements, sickness, injury or replacement of personnel, shall be established in accordance with the usual practices of PACIFIC DRILLING and all applicable Governmental Requirements. The number and qualifications of the crew and shore-based staff shall be consistent with applicable Governmental Requirements and the drilling or other utilization contracts to which the Rig may from time to time be committed in accordance with good operating practices and operations. PACIFIC DRILLING shall have sole responsibility for the preparation of payroll and the payment of personnel provided under the terms of this Agreement, wages, compensation, remittance, allowance, insurance and indemnities of whatever kind and in complying with all applicable labor Governmental Requirements, as well for the procurement of visas, work permit applications and compliance with local Governmental Requirements in connection with the staff of the Rig. PACIFIC DRILLING or its Affiliates shall remain the employer of any personnel provided under this Agreement, however, the COMPANY shall maintain direction and control over the personnel. For the avoidance of doubt, the COMPANY’s direction and control of personnel shall not limit PACIFIC DRILLING’s obligations under this Agreement or PACIFIC DRILLING’s liability for any action or inaction of any such personnel.

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(b)	Provisions and Supplies. PACIFIC DRILLING shall arrange for, in the name, if possible, of the COMPANY the purchasing or hiring of all equipment, replacements, spare parts, stores, consumables, provisions, fuel and lubricants required in connection with the operation or Stacking of the Rig, as well as liaison with suppliers, so as to enable PACIFIC DRILLING to fulfill its obligations hereunder. PACIFIC DRILLING will use its commercially reasonable efforts to ensure that materials and equipment procured by it are purchased on terms as to price and payment, and having regard to the quality and availability of the materials concerned, as are customary under PACIFIC DRILLING’s normal practice. Such services shall include the sale or exchange, in the name of the COMPANY, of such materials, equipment and supplies, custody, control and management of any such materials, equipment and supplies loaned to the COMPANY pursuant to a loan agreement lease, purchase option agreement or otherwise.

(c)	Maintenance and Repairs. PACIFIC DRILLING shall arrange for, in the name, if possible, of the COMPANY, the Rig to be maintained, repaired and kept in an orderly and good operating condition in accordance with PACIFIC DRILLING’s normal management and operating practices for the conduct of its own business of similar kind and in accordance with all applicable requirements of the Drilling Contract. PACIFIC DRILLING shall establish and comply with a planned maintenance system and any operating and maintenance plans required by applicable Governmental Authorities.

(d)

Classifications and Approvals. PACIFIC DRILLING shall keep the Rig in class and obtain and maintain all certificates and approvals required so that the Rig is kept duly seaworthy and as required by the relevant Governmental Authorities in the country of the flag of the Rig and other countries where the Rig may be in operation. Excepted from the foregoing shall be any certificates and approvals which are not normally obtainable or obtained until the Rig has entered the applicable country and/or has obtained a drilling contract. Furthermore, PACIFIC DRILLING shall follow changes of relevant Governmental Requirements and class requirements and/or changes in the applications of same and make necessary modifications and upgrades of the Rig to fulfill such changes and/or changes in application. The foregoing responsibilities shall include all required regulatory inspections and drydockings as well as the establishing and maintaining of quality assurance, quality control, safety and other manuals required by any relevant Governmental Authority and all of which shall be accomplished so as to ensure compliance with the Drilling Contract. If PACIFIC DRILLING encounters any material difficulties which would, or if the necessary modifications or upgrades would, be reasonably likely to lead to material expenses not budgeted, PACIFIC DRILLING shall inform the COMPANY, and after consultation with the applicable certifying

3

authorities, consult with the COMPANY to decide whether such modifications shall be carried through or not. The Company and PACIFIC DRILLING specifically agree that no consultation is necessary in the event such modifications are required for maintaining drilling operations or are critical to maintain safety of the operations.

(e)	Technical Services. PACIFIC DRILLING shall provide the engineering and technical services required in connection with the operation, maintenance, repair and Stacking of the Rig. If the COMPANY desires to have modification or conversion work done on the Rig, PACIFIC DRILLING shall do the necessary engineering and technical work required to perform the modification or conversion. In addition, PACIFIC DRILLING shall make technical personnel available to supervise the modification or conversion work being done at the shipyard or by other third party contractors performing the work.

(f)	Shore-based Facilities. PACIFIC DRILLING shall make available all shore-based support facilities necessary to perform the contract to which the Rig may be committed from time to time or to support the Rig while Stacked. Such facilities shall include office space for utilization of shore based management personnel and their support staff and any required yard and warehouse facilities.

(g)	Home Office Support. PACIFIC DRILLING shall make available staff and support services in connection with the Work. The services to be performed by such home office staff shall include but not be limited to management services, personnel services, legal, financial, technical and operational reporting services, audit and compliance support, environmental and safety support, placement of insurance, engineering and technical support, logistics and purchasing of supplies, spare parts and equipment for the Rig.

(h)

Third Party Services. PACIFIC DRILLING may, whenever it is necessary or advisable, engage on behalf of the COMPANY the services of third party subcontractors, suppliers and professional advisors for the performance of specific assignments, provided that PACIFIC DRILLING shall not, without the prior approval of the COMPANY, engage the services of a third party to perform a substantial part of the Work unless PACIFIC DRILLING would in the ordinary course of business engage a third party to perform such services for it, in which case PACIFIC DRILLING shall be free to engage a third party to provide such services in connection with the Work after informing the COMPANY thereof. In relation to home office support services, PACIFIC DRILLING may engage the services of professional advisors and other third parties to obtain expertise which PACIFIC DRILLING or its Affiliates do not possess and which in connection with its own similar business, PACIFIC DRILLING would in the ordinary course engage the services of such third

4

parties. In case of any use of third party subcontractors, suppliers or professional advisors, PACIFIC DRILLING shall remain fully liable and responsible towards the COMPANY for the performance of such subcontractor, supplier or advisor, but only to such extent as PACIFIC DRILLING is responsible generally to the COMPANY under this Agreement, unless agreed otherwise in writing.

(i)	Technical and Operational Reporting. PACIFIC DRILLING shall report to the COMPANY monthly (more often when special circumstances with the Rig occur) about technical and operational matters having occurred during the past month, including incidents which give or could give rise to claims by or against third parties, including damage to the Rig. The reporting shall follow normal PACIFIC DRILLING standards and shall be consistent with all applicable standards or requirements in the Drilling Contract.

(j)	Local Services. PACIFIC DRILLING shall procure services in countries where the Rig operates or is Stacked, as applicable, such local services including but not limited to the provision of (i) logistics, (ii) local rig personnel, (iii) local base personnel, (iv) local base and yard service and services required for such spaces, (v) commercial services, (vi) offices, (vii) customs clearance for rig, equipment and spare parts, (viii) accounting and cost control, (ix) local insurance and settling of local insurance disputes, (x) assistance with administration of local contracts and local Governmental Authorities, (xi) local freight forwarding, (xii) local purchase of parts, services and supplies, (xiii) administration of invoicing for contracts for the Rig, (xiv) consularization and assistance to comply with local Governmental Requirements, and (xv) legal assistance concerning Rig and base operational health, safety and environmental issues.

When special circumstances occur or upon the COMPANY’s request, the COMPANY shall have the right to receive a copy of the daily report originated at the Rig.

3.02	Insurance.

(a)	Insurance Coverage. During the term of this Agreement, the COMPANY shall cause to be provided insurance coverages by reputable insurance carriers in accordance with the usual practices of PACIFIC DRILLING which insurances will include:

(i)	Hull and Machinery Insurance on the Rig.

(ii)	War Risk Insurance on the Rig.

(iii)	Protection and Indemnity Insurance, including wreck and debris removal insurance, with respect to the Rig.

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(iv)	Insurances needed to comply with the statutory requirements of the operating area or Rig location.

(v)	Pollution Legal Liability or similar insurance relating to environmental matters.

(vi)	All additional insurances as may be necessary or required under or advisable during the performance of the Drilling Contract.

The COMPANY will promptly supply to PACIFIC DRILLING copies of the related insurance certificates, and shall keep PACIFIC DRILLING advised of any material changes in the terms and conditions of any such insurances. For the avoidance of doubt, a material change in the terms and conditions is a change that would render the insurance program non-compliant with this Section 3.02(a).

(b)	Miscellaneous Provisions. The deductible amounts for all insurances procured by the COMPANY in connection with this Agreement shall be as required by the PFA. The COMPANY shall not change the limits of a policy without the prior consent of PACIFIC DRILLING (such consent not to be unreasonably withheld) and shall keep PACIFIC DRILLING advised of any material changes in the terms and conditions of any insurance cover provided by the COMPANY. All insurances procured pursuant to Section 3.02(a) shall be primary insurance as to all parties named as an assured or additional insured, to the extent of the indemnities assumed under this Agreement, and shall, where applicable have limits adequate for the trade intended; all policies shall contain an “in rem” endorsement. All insurances procured (except for Statutory Worker’s Compensation coverage) pursuant to Section 3.02(a) shall name PACIFIC DRILLING, the COMPANY and their respective Affiliates, and the COMPANY’s banks or other lenders where required by mortgages or agreements, as insured and shall, with respect to all insurance, contain a waiver of subrogation in favor of the parties hereto, their Affiliates, their officers, directors and employees and the officers, directors and employees of their Affiliates.

All policies shall provide for fifteen (15) days’ written notice of cancellation or material change to such policies.

All of the costs of any insurances procured by PACIFIC DRILLING shall be reimbursed by the COMPANY in accordance with Section 5.02 hereof.

(c)

Defense of Claims. PACIFIC DRILLING shall inform the COMPANY of all claims and shall be responsible for the preparation and submission of the same to the appropriate underwriters. The COMPANY shall, with PACIFIC DRILLING’s assistance, conduct the defense of all claims under

6

policies taken out by the COMPANY or under policies taken out by PACIFIC DRILLING, if any, on behalf of the COMPANY which relate only to the Rig or the Work and PACIFIC DRILLING shall give to the COMPANY all such assistance with respect to such claims as the COMPANY shall reasonably request. PACIFIC DRILLING shall handle, in consultation with the COMPANY when and as appropriate, all claims under the coverage provided by PACIFIC DRILLING’s employee insurance coverage or by other policies of PACIFIC DRILLING which also extend to the activities or business of PACIFIC DRILLING outside this Agreement. The COMPANY shall give to PACIFIC DRILLING all such assistance with respect to such claims as PACIFIC DRILLING shall reasonably request.

(d)	PACIFIC DRILLING Employee Insurances. PACIFIC DRILLING will maintain the employee insurances listed in Exhibit 2.00 of this Agreement covering all employees of PACIFIC DRILLING from time to time engaged in the provision of services to the COMPANY under this Agreement and shall maintain such insurance coverage during the term of the Agreement. PACIFIC DRILLING shall supply a certificate of insurance showing compliance with Exhibit 2.00 during the duration of this Agreement.

3.03	Accounting and Other Financial Reporting Services. PACIFIC DRILLING shall perform the following services:

(a)	Establish and keep proper and adequate books and accounts reflecting the business and operations of the Rig, making such books and accounts available for inspection and audit by or on behalf of the COMPANY at such time as the COMPANY may reasonably require on advance written notice.

(b)	Not later than thirty (30) days after the end of each calendar month, report to the COMPANY such information and data relating to the results of operations for the preceding month and year to date as shall reasonably be requested.

(c)	Supply to the COMPANY such information and documentation as may be reasonably required for the COMPANY to comply with any accounting requirements applicable to the COMPANY and for the COMPANY to prepare its corporate tax returns on a timely basis; provided, however, that the COMPANY shall give PACIFIC DRILLING reasonably adequate advance notice of the types and general format of any such information and documentation.

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(d)	As soon as possible submit to the COMPANY a month-by-month operating and capital expenditures budget in reasonable detail for the services to be performed hereunder.

(e)	From time to time at the request of the COMPANY or as proposed by PACIFIC DRILLING, submit to the COMPANY budgets or forecasts relating to specific projects with respect to the Rig.

(f)	Make accounting and other administrative personnel available at reasonable times at the places at which they normally work to answer questions and supply additional information which may be reasonably requested by the COMPANY.

(g)	Prepare and render billings to clients and other parties in connection with the operation of the Rig. The COMPANY undertakes to notify PACIFIC DRILLING promptly of receipts related to PACIFIC DRILLING’s clients and other third party billings, and of billings uncollected as at the due date for payment. If billings are uncollected at the due date for payment, PACIFIC DRILLING shall be responsible for making the respective debtor aware of its failure of payment and use its commercially reasonable efforts to collect the amounts owed as soon as possible. If substantial amounts owed are still uncollected, but not disputed, one (1) month after due date for payment, PACIFIC DRILLING and the COMPANY shall consult to decide which further steps shall be taken.

(h)	Maintain, with the COMPANY’s assistance where necessary, legally required local accounting records and make necessary tax filings in countries where the Rig operates.

(i)	All books of account, budgets, financial statements, reports, documentation and other information provided for in this Section 3.03 shall be kept in accordance with PACIFIC DRILLING’s normal accounting policies and procedures and in accordance with generally accepted accounting principles in the United States and shall be kept, prepared and presented in the English language and denominated in United States dollars.

3.04	Other Services and Compliance with Laws and Regulations.

In addition to the services specified above in this Section 3, PACIFIC DRILLING shall protect and promote the interests of the COMPANY in all matters relating to the Rig and the services to be performed whether specifically mentioned in Sections 3.01 to 3.03 or not, and to take any action reasonably required in order to carry out and perform such services. PACIFIC DRILLING shall comply with all applicable Governmental Requirements in the performance of its obligations pursuant to this Agreement.

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3.05	PACIFIC DRILLING acknowledges that the COMPANY has provided to it a copy of the Drilling Contract. Accordingly PACIFIC DRILLING undertakes:

(i)	to perform all of its obligations hereunder so as to comply with the corresponding obligations of the COMPANY under the Drilling Contract; and

(ii)	to perform all of its obligations under this Agreement so that no breach, non-performance or non-observance by it hereunder shall cause the COMPANY to breach any of its obligations under, or incur any liability under the Drilling Contract.

The foregoing provisions shall prevail over any inconsistent provisions in this Agreement.

4.	Authority of PACIFIC DRILLING.

4.01	Authority in General. Throughout the duration of this Agreement, it is understood that PACIFIC DRILLING shall act as representative of the COMPANY and have authority to perform the Work in accordance with the provisions of this Agreement.

4.02	Limitations on PACIFIC DRILLING’s Authority. Without prejudice to any other limitations of PACIFIC DRILLING’s authority contained in this Agreement, PACIFIC DRILLING will not, without the prior written consent of the COMPANY, which consent shall not be unreasonably withheld in the case of paragraphs (b) and (c) below, take any of the following actions:

(a)	Enter into, renew or cancel any drilling contract, charter or other use contract relating to the Rig or extend, amend, waive or exercise any option under any of the foregoing.

(b)

Enter into any unbudgeted contract or arrangement on behalf of the COMPANY relating to the Rig under which the expenditures in the aggregate are reasonably estimated to exceed U.S. $250,000, other than (i) contracts or arrangements (“Replacement Contracts/Arrangements”) entered into in order to repair or replace equipment necessary to continue operation of the Rig in a manner consistent with its operation prior to the damage or loss of such equipment under which the expenditures in the aggregate are reasonably estimated not to exceed U.S. $20,000,000; provided that (x) such repairs are necessary to avoid significant loss of revenue under the terms of the then in effect drilling contract, or (y) if such repairs are necessary to maintain the safety of the operations. The COMPANY shall be deemed to have consented to contracts or arrangements under this clause (i) if the COMPANY does not object thereto in writing within thirty-six (36) hours of delivery to the COMPANY of the request for such consent, and (ii) contracts or arrangements (“Emergency Contracts/Arrangements”) are entered into in

9

connection with any emergency action taken pursuant to Section 4.04 under which the expenditures in the aggregate are reasonably estimated not to exceed U.S. $1,000,000.

(c)	Any other actions which are outside the ordinary course of business (except for emergency activities as provided in Section 4.04 hereof).

When PACIFIC DRILLING requests the approval of the COMPANY with respect to the matters or transactions requiring such approval as provided above, the COMPANY’s approval shall not be unreasonably delayed or withheld.

4.03	Relationship between the COMPANY and PACIFIC DRILLING. Subject to the foregoing limits on its authority PACIFIC DRILLING shall for all purposes be deemed an independent contractor under this Agreement.

4.04	Emergency Action. Notwithstanding anything else to the contrary, PACIFIC DRILLING shall have the right and obligation at any time to take such action as is reasonably necessary to avert or reduce danger to life or health of any person or loss of or damage to the Rig or to other property of the COMPANY or PACIFIC DRILLING. Any action taken pursuant to this Section and the expenditures incurred by PACIFIC DRILLING in connection therewith shall be promptly reported to and reimbursed by the COMPANY.

4.05	Necessaries. The COMPANY acknowledges and agrees that this Agreement is necessary for the normal operation and for the profitability of the Rig.

5.	Reimbursement of Costs; Invoicing.

5.01	Reimbursement of Costs.

Subject to Section 5.02 , the COMPANY shall fully and totally reimburse PACIFIC DRILLING all documented costs and expenses incurred by PACIFIC DRILLING in connection with the Work (which costs and expenses may include mark up by PACIFIC DRILLING or another company in the same group as PACIFIC DRILLING, but only to the extent such mark up is charged on an arm’s length basis and is required in order to comply with applicable transfer pricing regulations or other regulations of the relevant jurisdiction); provided, however, that no such costs or expenses shall be incurred during any periods for which the Rig is on a bareboat charter from the COMPANY. Such costs and expenses shall be invoiced by PACIFIC DRILLING in accordance with subsection 5.02 below.

5.02	Reimbursement; Invoicing Principles.

(a)

When PACIFIC DRILLING is seeking reimbursement for employee payroll and related costs, the costs to be invoiced by PACIFIC DRILLING shall include not only direct employment costs but also payroll burden including provision for indirect employment costs such as but not limited to earned vacations, insurance costs, contributions to retirement plans,

10

social security assessments, stock compensation, costs of retention plans and termination benefits. Reimbursement billings shall be based upon the direct and indirect payroll burden reflected in PACIFIC DRILLING’s normal payroll accounting systems, it being understood that payroll burden for employees performing Work shall be consistent with payroll burden for similarly situated employees of PACIFIC DRILLING or its Affiliates performing similar services for PACIFIC DRILLING or such Affiliate. Anything else to the contrary notwithstanding, invoices for reimbursement to PACIFIC DRILLING of payroll and related burden described above may be rendered by PACIFIC DRILLING as such expenses are incurred by PACIFIC DRILLING for such payroll costs. In addition to the above, PACIFIC DRILLING shall render separate billings to the COMPANY for any foreign payroll, social security or income taxes incurred on behalf of employees.

(b)	When PACIFIC DRILLING is seeking reimbursement for the provision of local base offices and other facilities, the costs to be invoiced by PACIFIC DRILLING shall include all costs of maintaining and operating local base offices as well as any area or regional office, divisional office or onshore support facility established to support the Rig including but not limited to personnel and related costs. If at any time any local base office, any area or regional office or warehouse facility supports the operation by PACIFIC DRILLING of other vessels in addition to the Rig, the costs thereof shall be allocated by dividing the total costs incurred in local shore based support of the Rig by the total off-shore costs incurred by all the operating and stacked vessels being supported by such local shore-based office, any area or regional office or onshore support facility during the time in question and multiplying such cost by the total cost to operate the Rig. In the event the Rig is mothballed or cold stacked, as those terms are generally used in the offshore drilling industry, then PACIFIC DRILLING and the COMPANY shall consult with the aim of determining if it is appropriate to reduce the allocation of the cost of local shore-based office, any area or regional office or warehouse facility to the Rig to a lower amount as a result of the Rig being in a mothballed or cold stacked status.

(c)	When PACIFIC DRILLING is seeking reimbursement for the costs of supplies, services or equipment or otherwise under this Agreement, the costs to be invoiced by PACIFIC DRILLING shall include transportation charges, import duties, third party handling charges and any other charges similar to the foregoing, but shall be reduced by any related manufacturer’s or other rebates, discounts, commissions, fees or similar benefits and shall not include any mark-up by PACIFIC DRILLING.

(d)

When PACIFIC DRILLING is seeking reimbursement for the costs of provision of insurance, including all insurance coverage normally carried by PACIFIC DRILLING to cover its employees assigned to locations outside the principal office and to cover its liabilities under this

11

Agreement, the costs to be invoiced by PACIFIC DRILLING shall include all premiums, deductibles and self-insured retention costs. Such premiums shall be invoiced on an actual cost basis net of rebates or discounts. Premiums, deductibles and accruals for self insured retentions for insurance taken out by PACIFIC DRILLING under its normal insurance arrangements and which provides PACIFIC DRILLING with cover which is applicable or relevant to the Work or any part of PACIFIC DRILLING’s performance of the Work hereunder or any matter incidental thereto, shall be invoiced on an allocated basis, but excluding premiums for insurances of principal office employees while located at the principal office. Insurance premium costs will be invoiced within sixty (60) days of policy inception and additional endorsement premiums when effective. Insurance deductible costs shall be invoiced on an actual cost basis, net of rebates or discounts, when actually incurred, regardless of whether incurred during or after the term of this Agreement.

6.	Bank Accounts and Distributions.

6.01 Establishment of Accounts. The COMPANY will establish or has established U.S. dollar bank accounts in the name of the COMPANY prior to or immediately upon execution of this Agreement (collectively, the “Accounts”). Such Accounts will be established for the purposes of collecting all receipts from the customers and paying all expenses and invoices required to be paid by the COMPANY under this Agreement.

7.	Funding.

7.01	Funding Provisions. The COMPANY shall fund the Accounts as provided herein.

8.	Liabilities and Indemnities.

8.01	Limitation of Liability. PACIFIC DRILLING, the COMPANY, and the Rig, their managers and agents and any Affiliates of PACIFIC DRILLING, or the COMPANY shall have the benefit of all exemptions from and limitations of liability to which a vessel, owner, operator, manager or agent is entitled under the laws of any relevant jurisdiction with respect to liability to a third party; provided that no limitation of liability pursuant to this Section 8.01 shall apply to liabilities or obligations of the COMPANY to, or amounts owed by the COMPANY to, PACIFIC DRILLING or liabilities or obligations of PACIFIC DRILLING to, or amounts owed by PACIFIC DRILLING to, the COMPANY under the terms of this Agreement or as otherwise expressly provided by this Agreement. It is furthermore agreed that this Agreement is not and shall not be considered a “personal contract” of a type to which any such exemptions from or limitations of liability would not apply.

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8.02	Liability and Indemnity.

(a)	The COMPANY shall indemnify, defend and hold harmless PACIFIC DRILLING, its Affiliates, and their respective officers, directors, partners, members, employees, agents, representatives, successors and assigns (each a “PACIFIC DRILLING Indemnified Person”) from and against all claims, losses, liabilities, damages, fines, penalties, costs, expenses (including reasonable attorneys’ fees and expenses), suits and causes of action incurred or suffered by a PACIFIC DRILLING Indemnified Person (the foregoing collectively, “Claims”), arising out of (i) this Agreement or the performance by PACIFIC DRILLING of its duties and obligations hereunder, or (ii) any breach by the COMPANY of any of its obligations hereunder, EVEN IF ANY SUCH CLAIM IS CAUSED BY THE NEGLIGENCE OF PACIFIC DRILLING, unless such Claim is finally judicially determined to result from the gross negligence or willful misconduct of PACIFIC DRILLING. The COMPANY’s obligations under this section shall survive the termination of this Agreement for any reason.

(b)	The amount of any damages to a PACIFIC DRILLING Indemnified Person shall be reduced by any amount actually received by such Person with respect to such damages under any insurance coverage or from any other party alleged to be responsible for such damages (each such party, a “Responsible Party”); provided, however, that the amount of any such reduction for insurance proceeds shall be offset by the present value of any increase in insurance premiums attributable to any claim for insurance related to such damages. The PACIFIC DRILLING Indemnified Persons shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from any Responsible Parties. If a PACIFIC DRILLING Indemnified Person receives an amount under insurance coverage or from a Responsible Party with respect to such damages at any time subsequent to any indemnification provided by the COMPANY, then such PACIFIC DRILLING Indemnified Person shall promptly reimburse the COMPANY (but in no event more than ten (10) Business Days after receipt of such amount) for amounts paid by the COMPANY as indemnification up to such amount received by the PACIFIC DRILLING Indemnified Party.

(c)	The obligations of the COMPANY to indemnify the PACIFIC DRILLING Indemnified Persons under Section 8.02(a) of this Agreement with respect to Claims resulting from the assertion of liability by third parties (each, as the case may be, a “Third Party Claim”), will be subject to the following terms and conditions:

Any party against whom any Third Party Claim is asserted will give the COMPANY written notice of any such Third Party Claim promptly after learning of such Third Party Claim, and the COMPANY may, at its option, undertake the defense of such Third Party Claim by representatives of its own choosing. Failure to give prompt notice of a Third Party Claim

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under this Agreement shall not affect the COMPANY’s obligations under this Section 8.02. If the COMPANY, within thirty (30) days after notice of any such Third Party Claim, or such shorter period as is reasonably required, fails to assume the defense of such Third Party Claim, the PACIFIC DRILLING Indemnified Person against whom such Third Party Claim has been made will (upon further notice to the COMPANY) have the right to undertake the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk, and at the expense, of the COMPANY, subject to the right of the COMPANY to assume the defense of such Third Party Claim at any time prior to settlement, compromise or final determination of such Third Party Claim. If the COMPANY assumes such defense, the PACIFIC DRILLING Indemnified Person shall have the right to participate in the defense thereof and to employ counsel, at its own expense (which expense shall not constitute damages subject to the COMPANY’s indemnity obligation unless the PACIFIC DRILLING Indemnified Person reasonably determines that the COMPANY is not adequately representing or, because of a conflict of interest, may not adequately represent, any interests of the PACIFIC DRILLING Indemnified Person and only to the extent that such expenses are reasonable), separate from the counsel employed by the PACIFIC DRILLING Indemnified Person, it being understood, however, that the COMPANY shall control such defense. The COMPANY shall be liable for the fees and expenses of counsel employed by the PACIFIC DRILLING Indemnified Person for any period during which the COMPANY has not assumed the defense thereof.

8.03	Special Damage. In no event shall any party be liable under this Agreement for any losses resulting from loss of production, loss of use, loss of revenue, profit or anticipated profit, delay and business interruption and other similar losses whether direct or indirect and any indirect or consequential losses whatsoever.

9.	Commencement, Term and Termination.

9.01	Commencement. The term of this Agreement shall commence immediately as of 12:01 a.m., Houston time, on the date hereof.

9.02	Term. Unless terminated sooner as described in Section 9.03 or 9.04, this Agreement shall remain in full force and effect in perpetuity.

9.03	Early Termination by the COMPANY. This Agreement may be terminated by the COMPANY if:

(a)	PACIFIC DRILLING commits any breach of its material obligations under this Agreement, the COMPANY shall give PACIFIC DRILLING written notice specifying in reasonable detail the breach relied upon and requiring PACIFIC DRILLING to take steps promptly to remedy the breach. If PACIFIC DRILLING does not:

(i)	take such steps promptly; or

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(ii)	remedy the breach within sixty (60) days (or commence to remedy in the event such breach is not capable of being remedied within sixty (60) days from the date the notice was issued and thereafter remedy such breach within 180 days from the date the notice was issued), then the COMPANY may without prejudice to any other rights or claims for damages or otherwise arising as a result of PACIFIC DRILLING’s breach, but always subject to the other provisions of this Agreement, in either case terminate this Agreement forthwith by thirty (30) days prior written notice to PACIFIC DRILLING; or

(b)	the Rig is an actual or is declared a constructive total loss;

(c)	an event occurs which results in the Bankruptcy of PACIFIC DRILLING;

(d)	the Drilling Contract is terminated; or

(e)	the Rig is sold by the COMPANY.

The COMPANY shall give PACIFIC DRILLING at least thirty (30) days prior written notice of any termination under paragraph (b), (c), (d) or (e) of this Section 9.03.

Within thirty (30) days of such termination, PACIFIC DRILLING shall be obliged to properly account for all amounts received and disbursed pursuant to this Agreement as well as provide copies to the COMPANY upon such termination of all files, records, charts, diagrams, proposals, bids, books and other documentation maintained pursuant to PACIFIC DRILLING’s records management program from the prior two (2) years, whether in paper or electronic form, relating to the Rig.

9.04	Early Termination by PACIFIC DRILLING. This Agreement may be terminated by PACIFIC DRILLING if:

(a)	The COMPANY fails to pay amounts due to PACIFIC DRILLING when due and the COMPANY fails to correct such deficiency within thirty (30) days of notice by PACIFIC DRILLING to the COMPANY that PACIFIC DRILLING intends to terminate this Agreement for such reason, except for any failure to pay amounts validly disputed pursuant to the terms of this Agreement, in which case the failure to pay the disputed portion of any amounts due shall not be deemed a breach of the COMPANY’s obligations under this Agreement or a cause for termination under the terms of this paragraph;

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(b)	The COMPANY commits any breach of its material obligations under this Agreement, PACIFIC DRILLING shall give the COMPANY written notice specifying in reasonable detail the breach relied upon and requiring the COMPANY to take steps promptly to remedy the breach. If the COMPANY does not:

(i)	take such steps promptly, or

(ii)	remedy the breach within sixty (60) days (or commence to remedy in the event such breach is not capable of being remedied within sixty (60) days from the date the notice was issued and thereafter remedy such breach within 180 days from the date the notice was issued), then PACIFIC DRILLING may in either case subject always to the other provisions of this Agreement, terminate this Agreement forthwith by thirty (30) days written notice to the COMPANY; or

(c)	An event occurs which results in the Bankruptcy of the COMPANY.

PACIFIC DRILLING shall give the COMPANY at least thirty (30) days prior written notice of any termination under paragraph (c) of this Section 9.04.

Within thirty (30) days of such termination, PACIFIC DRILLING shall be obliged to properly account for all amounts received and disbursed pursuant to this Agreement as well as provide copies to the COMPANY upon such termination of all files, records, charts, diagrams, proposals, bids, books and other documentation maintained pursuant to PACIFIC DRILLING’s records management program from the prior two (2) years, whether in paper or electronic form, relating to the Rig.

9.05	Survival of Rights. Notwithstanding the termination of this Agreement, any rights, obligations, payments, debts or dues accruing under the terms of this Agreement, shall still be discharged in accordance with the terms of this Agreement. The termination of this Agreement will not relieve any party from liability or responsibility for any breach of this Agreement occurring prior to the termination hereof (or at any time thereafter in respect of the terms hereof which survive termination).

10.	Force Majeure.

10.01	Effect and Definition. No failure or omission by either party to perform or carry out its obligations in accordance with this Agreement shall give rise to any claim by the other party or be deemed a breach of this Agreement if such failure or omission arises from an event of force majeure.

For the purpose of this section, force majeure shall include acts of God, acts of public enemies, wars (declared or undeclared), national emergencies,

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insurrections, riots, labor disputes (unless excluded as a force majeure cause under the terms of any then current drilling or other contract pursuant to which the Rig was contracted), boycotts, extraordinary weather conditions or governmental interference, or any other event which could not have been reasonably foreseen at the signing of this Agreement, and was beyond the control of the party affected, and makes fulfillment of obligations in accordance with this Agreement impossible.

Financial distress or inability to make payment (except where such inability is caused by force majeure as per this Section) shall not, however, be considered to be force majeure events.

10.02	Notification Requirements. The party claiming to be affected by a force majeure event shall (i) promptly notify the other party of the beginning and end of any event claimed to be force majeure; and (ii) take all reasonable steps and precautions to alleviate the effects thereof; and (iii) resume performance in accordance with this Agreement as soon as is reasonably possible.

11.	Conflicts of Interest. PACIFIC DRILLING shall (i) subject to Section 4.02, determine, in its sole and exclusive discretion, the manner in which it shall perform the Work and (ii) be entitled to operate any other drilling rigs, drillships or other comparable equipment owned by PACIFIC DRILLING and its Affiliates.

12.	Governing Law. This Agreement shall be governed by, and shall be construed and interpreted in accordance with the of [ ].

13.	Notices. All notices, consents, directions, approvals, instructions, requests, demands and other communications (each, a “Notice”) required or permitted by the terms hereof to be given to any Person shall be given in writing and may be delivered personally or sent by a reputable overnight air courier, first class post pre-paid recorded delivery (and air mail if overseas) or by fax or e-mail (in the case of fax or e-mail, with confirmation of receipt) to the party due to receive the Notice to the address set forth below or to such other address, person, fax number or e-mail address specified by that party by not less than seven (7) days’ written notice to the other party received before the Notice was dispatched:

If to the COMPANY:

Pacific Drilling VII Limited

If to PACIFIC DRILLING:

[                    ]

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A Notice is deemed given: (i) if delivered personally, when left at, and the person delivering the Notice obtains the signature of a person at, the address referred to above; (ii) if sent by post or air courier, except overseas air mail, two (2) Business Days after posting it; (iii) if sent by overseas air mail, six (6) Business Days after posting it; and (iv) if sent by fax or e-mail, when confirmation of its receipt has been received by the sender. Any Notice sent other than by e-mail shall be accompanied by an e-mail (to the e-mail address for the Person to whom such Notice is sent) stating that a Notice has been sent pursuant to this Agreement and specifying the manner in which such Notice was sent.

14.	Dispute Resolution.

14.01	Initial Dispute Procedures. Any dispute between the COMPANY and PACIFIC DRILLING in connection with, or arising out of, this Agreement or the Work shall be resolved by means of the following procedures:

The dispute shall initially be referred to the COMPANY representative and the PACIFIC DRILLING representative as the designees to conduct dispute resolution, one nominated by the COMPANY and one nominated by PACIFIC DRILLING. These designated individuals shall discuss the matter in dispute and make all reasonable efforts to reach an agreement. Either party may replace its representative by giving notice to the other party.

If no agreement is reached within ten (10) days, the dispute shall be referred to the appropriate officers of the COMPANY and PACIFIC DRILLING for additional discussions for a further ten (10) days. In any event, the discussions between the parties shall not prohibit a party from initiating a request for arbitration.

14.02	Arbitration. All claims, disputes or controversies arising out of, or in relation to the interpretation, application or enforcement of this Agreement shall be decided by mandatory and binding arbitration in accordance with the United Nations Commission on International Trade Law Arbitration (“UNICTRAL”) Rules except to the extent of conflicts between the UNITRAL Rules at present in force and provisions of this Agreement, in which event the provisions of this Agreement shall prevail. The International Centre for Dispute Resolution is the appointing authority. The number of arbitrators shall be one if the monetary value of the dispute is USD 5,000,000 or less. The number of arbitrators shall be three if the monetary value is greater than USD 5,000,000 or its currency equivalent.

14.03

Arbitration proceeding. The arbitration proceedings shall be held at a mutually acceptable site in Houston, Texas and shall be conducted in English. If the parties are unable to agree on a site, the arbitrator shall select a site. The arbitrator shall have the authority to establish rules and procedures governing the

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arbitration hearing, but issues of procedure and evidence shall be guided, as applicable, by the Rules of Arbitration referred to above. The parties shall have no right to conduct discovery, unless mutual discovery is conducted as agreed upon, in writing, and approved by the arbitrator. Each party shall have the opportunity to present its evidence at the hearing. The arbitrator may call for the submission of pre-hearing statements of position and legal authority, but no post-hearing briefs shall be submitted. After the presentation of the evidence has concluded, each party shall submit to the arbitration panel a final offer of its proposed resolution of the dispute. THE ARBITRATOR SHALL NOT HAVE THE AUTHORITY TO AWARD INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE, OR EXEMPLARY DAMAGES OR LOST PROFITS OR REVENUES, AND THE PARTIES EXPRESSLY WAIVE THEIR RIGHT TO RECOVER SUCH DAMAGES.

14.04	Arbitration Decision; Expenses. The arbitrator’s decision must be rendered within thirty (30) days following the conclusion of the hearing or submission of evidence, but no later than one hundred eighty (180) days after appointment of the arbitrator. All evidence submitted in an arbitration proceeding, transcripts of such proceedings, and all documents submitted by the parties in an arbitration proceeding shall be kept confidential and shall not be disclosed to any third party by either party. The decision of the arbitrator, shall be in writing, set forth a summary of the grounds for the decision and shall be final and binding upon the parties as to the issues submitted. Each party shall bear its own costs and expenses incurred, including the costs and fees of its own attorneys and witnesses, and one-half of the expenses, fees and cost of the only arbitrator. No other attorneys’ fees, costs or expenses may be awarded to a party.

15.	Audit Rights. For a period of two (2) years from the date that a charge was invoiced to the COMPANY, PACIFIC DRILLING shall keep and cause any third parties engaged under the terms of Section 3.01(h) to keep books, payrolls, receipts, vouchers, financial records, personnel records and any document pertaining to performance of the Work, and the COMPANY shall have the right to perform an audit of such documents, including for the purpose of verifying that the amounts invoiced under Section 5.02 above were correct. In connection with any such audit, PACIFIC DRILLING will make such documents available at reasonable times and places. If the COMPANY so requests, upon the expiration of said two (2)-year period, PACIFIC DRILLING will box and ship to the COMPANY at the COMPANY’s expense all such documents or copies thereof to enable the COMPANY to preserve such records PROVIDED ALWAYS THAT PACIFIC DRILLING shall not be required to furnish the COMPANY with records or portions of records and documents which do not relate to the operation of the Rig.

16.	Inspection Rights. PACIFIC DRILLING shall, upon the request of the COMPANY, make arrangements for representatives of the COMPANY as well as third parties to visit the Rig and any shorebase at any time for any purpose. In arranging all such inspections, due regard shall be given to avoiding any disruption of the operation of the Rig or such shorebase and availability of bed space.

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17.	Successors and Assigns. This Agreement shall bind and inure to the benefit of PACIFIC DRILLING, the COMPANY and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than as provided herein. This Agreement may not be assigned by either party without the prior written consent of the other party save that the COMPANY may assign all or any of its rights hereunder to any bank or financial institution providing financing to it in connection with the Rig.

18.	Taxes.

18.01	The COMPANY shall be liable for all levies, taxes or withholdings of any nature whatsoever, together with any penalties or interest (other than interest or penalties incurred by PACIFIC DRILLING solely as a result of PACIFIC DRILLING’s failure to account to the tax authorities for any reimbursement received from the COMPANY thereon) (herein collectively called “Taxes”) imposed upon or withheld from or assessed against the COMPANY or PACIFIC DRILLING by any national or local government or taxing authority of any country upon or with respect to the ownership, operation or use of the Rig or upon payments made to PACIFIC DRILLING under this Agreement, provided that the COMPANY shall not be liable for any Taxes which are described in Section 18.02.

18.02	PACIFIC DRILLING shall be liable to pay Taxes which (i) are based on income, profits or gain (if any), including any Taxes on deemed or imputed profits or (ii) are imposed or assessed by the government of a country under which PACIFIC DRILLING is organized or managed, or any political subdivision thereof.

18.03	Control of Determination of Certain Taxes.

(a)	In regard to Taxes described in 18.01 and 18.02, PACIFIC DRILLING shall have full responsibility for and control and discretion over all direct and indirect aspects of the determination thereof including, without limitation, control over tax accounting, elections, reporting practices, return filings, audits, administrative proceedings, settlements and litigation.

(b)	In regard to Taxes described in 18.02 and any payroll, social security or income taxes incurred by PACIFIC DRILLING on behalf of its employees for which PACIFIC DRILLING is entitled to reimbursement under Section 5.02, PACIFIC DRILLING shall have full responsibility for and control and discretion over all direct and indirect aspects of the determination thereof including, without limitation, control over tax accounting, elections, reporting practices, return filings, audits, administrative proceedings, settlements and litigation.

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19.	Intellectual Property. Any (i) inventions, whether patentable or not, developed or invented, (ii) copyrightable material and (iii) other ideas, concepts, know-how, tools, models, processes, methodologies and techniques (collectively, “Intellectual Property”) developed by PACIFIC DRILLING or its employees during and connected with the performance of services under this Agreement shall be and remain the property of PACIFIC DRILLING, which shall have the sole and exclusive right to the exploitation hereof. Subject to the terms of this Agreement, PACIFIC DRILLING grants and the COMPANY accepts a worldwide, nonexclusive royalty-free license to such Intellectual Property for use only in conjunction with the Rig (such license being transferable to any subsequent owner of the Rig).

20.	Government Restrictions/Business Ethics. PACIFIC DRILLING shall not be required to undertake any actions, omissions, services or performance which would or may place PACIFIC DRILLING in violation of the Governmental Requirements of United States of America or those of any other country.

21.	Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

22.	Inconsistencies. If the Drilling Contract or contains any provision which is inconsistent with, conflicts with or is incompatible with any provision of this Agreement then the provisions of the Drilling Contract shall prevail.

23.	Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangements or understandings with respect thereto.

24.	Amendments. The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, only by an instrument in writing executed and delivered by all the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

25.	Interpretation; Headings. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

26.	Currency. Any currency referenced herein shall be denominated in United States dollars.

27.	Expenses. Each of the parties will bear its own expenses incident to the preparation of this Agreement and the consummation of the transactions contemplated hereby.

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28.	Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction or arbitration panel, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

PACIFIC DRILLING VII LIMITED

By:
Its:

[ ]

By:
Its:

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EXHIBIT 1.00

DEFINITIONS

“Affiliate” means any (i) Person, that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including with the correlative meanings, the terms “controlled by” and “under common control with”) means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by trust, management agreement, contract or otherwise. This definition does not exclude those entities in which Company maintains such control but owns less than fifty percent (50%) interest.

“Agreement” means the Vessel Management Agreement of which this Exhibit is a part.

“Bankruptcy” means (a) the voluntary commencement by a Person of any proceeding, or the voluntary filing of any petition seeking relief, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (b) the consent by a Person to the institution of, or the failure by such Person to contest in a timely and appropriate manner, any involuntary proceeding or any involuntary filing of any petition of the type described in clause (a) above, (c) the application for or consent by a Person to the appointment of a receiver, trustee, custodian, sequestrator, conserver or similar official for such Person for a substantial part of the property or assets of such Person, (d) the filing of an answer by a Person admitting the material allegations of the petition filed against such Person in any such proceeding, (e) the consent by a Person to any order for relief issued with respect to any such proceeding, (f) the making of a general assignment for the benefit of creditors by a Person, (g) a Person admitting in writing the inability of such Person, or such Person failing generally, to pay its debts as they become due, or (h) the taking of any action by a Person for the purpose of effecting any of the foregoing.

“Business Day” means any day that is not a Saturday, Sunday or a holiday on which national banks in New York City or London are closed for business.

“COMPANY” shall have the meaning given to it in the preamble of the Agreement.

“Governmental Authority” means any government or supernational, national, foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority or classification society.

“Governmental Requirements” means any law, statute, code, ordinance, order, determination, rule, regulation, treaty, publication, judgment, decree, injunction, franchise, permit, registration, consent, approval, certificate, license, authorization or other directive or requirement (whether or not having the force of law), including, without limitation, environmental laws, energy regulations and occupational, safety and health standards or controls, of any Governmental Authority.

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“Person” means an individual, partnership, corporation, limited liability company, trust, unincorporated association or organization or Governmental Authority.

“Stacked” means the mode of the Rig during that period of time commencing seven (7) days after the Rig has been safely moored after completing a drilling or other use contract and ending fourteen (14) days before lifting the first anchor when the Rig is mobilizing for the performance of a contract. However, in any event the Rig shall be deemed as no longer Stacked when the COMPANY begins receiving dayrate revenue pursuant to a drilling or other use contract. “Stacking” shall have a correlative meaning.

“PACIFIC DRILLING” shall have the meaning given to it in the preamble of the Agreement.

“Third Party Claim” shall have the meaning given to it in section 8.02 (c) of the Agreement.

“Work” shall have the meaning given to it in Section 2 of the Agreement.

2

EXHIBIT 2.00

Insurance Coverage

(Section 3.02 (d))

(A)	Statutory Workmen’s Compensation coverage in any area in which the Rig is located or any other jurisdiction for which PACIFIC DRILLING is obligated to pay benefits or provide coverage to employees who are rendering services to the Rig pursuant to this Agreement.

(B)	Employer’s Liability coverage, including but not limited to Maritime Employer’s Liability and liability to provide transportation, maintenance and cure.

(C)	Comprehensive General Liability Insurance, including but not limited to premises, operations, independent contractors, blanket contractual liability and broad form property damage.

(D)	Comprehensive Automobile Liability Insurance covering all owned, hired and non-owned automotive equipment in the state or country in which automotive equipment is being utilized.

(E)	Protection and Indemnity Insurance (including crew).

(F)	Excess Liability Insurance coverage.

(G)	Other insurance normally taken out by PACIFIC DRILLING to cover its employees.

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EXHIBIT M

FORM OF INSURANCE BROKER’S REPORT

SEE ATTACHED

DNB BANK ASA, NEW YORK BRANCH As Security Agent and Trustee Mortgagee under the First Preferred Ship Mortgagee EKSPORTKREDITT NORGE ASA as GIEK Facility Lender (the “GIEK Facility Lender”)	GARD AS P&I P. O. 789 NO-4809 ARENDAL NORWAY Tel +47 37 01 91 00 Fax +47 37 02 48 10 companymail@gard.no www.gard.no attn.:
your ref:
our ref:	AARRAG
date:	18 February 2013

P & I INSURANCE - “SHARAV” and “MELTEM” (the “Vessels”) for Pacific Drilling Limited (collectively referred to as the Group) and/or charterers and/or subcharterers within the Group of affiliated and associated companies, and all subsidiary and affiliated companies, corporations, partnerships, Joint Venture Companies or other entities in which the Group, or a subsidiary as defined above, directly or indirectly, owns 50% or more interest therein, or has assumed management control, or has responsibility or instructions to insure and/or as may be required under written contract and/or agreement prior to loss and/or as may be agreed by Assuranceforeningen GARD (the “Owner”)

We are pleased to confirm that the above mentioned Vessels will be entered in Gard P. & I. (Bermuda) Ltd. (the “Association”) for Protection & Indemnity Risk Insurance.

The Association undertakes, pursuant to instructions received from the Owner, to hold any benefits accruing under the Certificates of Entry to the order of DNB BANK ASA, New York Branch in its capacity as Security Agent and Trustee Mortgagee for and on behalf of certain secured parties (the “Security Trustee”) in accordance with the terms of the Loss Payable Clause set out below.

ASSIGNMENT AND LOSS PAYABLE CLAUSE:

It is noted that the Security Trustee is interested as first preferred mortgagee and security trustee in the Vessels and that by an assignment in writing all benefits under the Certificate of Entry have been assigned to the Security Trustee.

Company Code: 982 132 789

Gard AS is acting as agent for Assuranceforeningen Gard – gjensidig – and the Norwegian branches of Gard P. & I. (Bermuda) Ltd and Gard Marine Energy Limited. Gard AS is registered as an insurance intermediary by the Norwegian Financial Supervisory Authority.

Claims payable hereunder shall be payable to the United States dollar denominated account d held in the name of (Pacific Drilling VII Limited) (Pacific Sharav S.A.R.L.) at the New York branch of DNB Bank ASA (or to any such other account and/or bank as the Security Trustee may notify to the Association from time to time in writing), provided always that the Association is free to make payments in discharge of any guarantee issued in favour of third parties and further to make payments directly to a third party in discharge of a claim against the Owner and/or the Association.

The Security Trustee’s rights against the Association shall not exceed the rights of the Owner under its Certificates of Entry.

The above undertakings are given subject to the Association’s lien for calls or premiums and subject to the Association’s right of cancellation in default of payment of any calls or premiums. However, the Association undertakes not to exercise such rights without giving you fourteen (14) days’ notice in writing of its intention to do so. Furthermore, such rights will not be exercised if, within such time, any balance of calls or premiums is paid to the Association.

The Association also undertakes to notify you promptly if the Vessel ceases or will cease to be entered in the Association or if instructions have not been received for the renewal of the entry thereof.

If you want a copy of the Certificates of Entry, please contact the Owner directly.

Yours faithfully

GARB AS

As agent only for Gard P. & I. (Bermuda) Ltd

/s/ Magne Nilssen

Magne Nilssen

Vice President/Area Manager

c.c.: Lloyd & Partners Ltd., London     Attn.: Shivan Hutton

Date

DNB Bank ASA New York Branch

Attn:

Re:	Pacific Sharav and Pacific Meltem (each individually, a “Vessel”, and collectively, the “Vessels”)

Gentlemen:

A. We confirm that:

1.	The undersigned, McGriff, Seibels & Williams of Texas, Inc. (“McGriff”) acts as broker for [Pacific Drilling S.A.] (the “Parent”) and its subsidiaries, including Pacific Sharav S.ÀR.L. and Pacific Drilling VII Limited (collectively with the Parent, the “Assured”) and we have placed Hull and Machinery/Increased Value/War Risk insurances related to the Vessels (the “Insurances”) for the account of the Assured and such Insurances, as of the date of this letter, are in full force and effect as per the attached Certificates of Insurance dated . It is further understood that this letter and McGriff’s undertakings herein are not applicable to the Parent’s insurance with the Gard Protection and Indemnity Club as it may relate to the Vessels.

2.	the said insurances include the Loss Payable Clause(s) set out therein attached; and

3.	the Notice of Assignments attached to the Insurances has been acknowledged by underwriters in accordance with market practice,

B. Based upon our experience as insurance brokers and based upon current insurance market conditions, McGriff is of the opinion that the above Insurances are in such amounts, insure against such risks, and are in such form as are typically and customarily insured against by other organizations of similar size and financial condition who are engaged in the same or similar businesses. Please be aware that each of the Insurances and any other insurances placed for the Assured by McGriff are subject to terms, conditions, limitations and exclusions, all as set forth in such cover notes, contracts, policies, slips or binders as are applicable to the Insurances or such other insurances.

C. Pursuant to instructions received from the Assured and/or their authorized manager or agents and for as long as we remain the appointed broker of the Assured, we hereby undertake:

1.	to hold

(i)	the Insurance slips, cover notes or contracts; and

(ii)	the policies, if and when issued; and

(iii)	until the time of the issue of any new or replacement letter of undertaking, any renewals of such contracts or policies or any contracts or policies substituted therefor with your consent as we may arrange through the request of the Assured; and

(iv)	the claim proceeds of the Insurances thereunder to your order in accordance with the terms of the said Loss Payable Clause(s); and

2.	to arrange for the said Loss Payable Clause(s) to be included on any renewal or replacement contracts or policies, if and when issued; and

3.	to have endorsed on each and every renewal or replacement contract or policy, as and when the same is issued, a copy of the said Notice of Assignment; and

4.	assuming that McGriff receives notice or is aware of the following, to advise you as soon as reasonably practicable by facsimile of any lapse of any of the Insurances by expiration, termination, failure to renew or otherwise and of any default in payment of any premium or other amounts payable in respect of any Insurances on any Vessel; and

5.	to mark our records and, assuming that McGriff is still the broker of the Assured, to advise you by facsimile, as soon as is reasonably practicable, whether any of the Insurances has been renewed or replaced with new insurance; and

6.	to arrange with each insurance company, underwriter, club or fund (or an authorized agent thereof) with respect to the Insurances that they will agree in writing to give you at least fourteen (14) business days (other than for war risks where seven (7) business days shall apply, except in the case of non-payment of premium) prior facsimile notice of any cancellation or failure to renew of the Insurances; and

7.	to forward to you promptly any notices of cancellation that we receive from underwriters of the Insurances; and

8.	following a written request from you, to advise you promptly of the status of payment of any premium due on any of the Insurances; and

9.	to advise you promptly if McGriff ceases to be appointed broker for the Assured.

D. You have been named as an additional insured under the applicable Hull and Machinery/Increased Value/War Risk and General Liability insurances placed by McGriff. We hereby confirm that with respect to such insurances referred to in this paragraph, you shall have no liability for the payment of premiums or calls.

E. We will not set off against any sum recoverable in respect of a claim relating to the captioned Vessels under the Hull and Machinery/Increased Value/War Risk insurances for any premiums due in respect of other vessels of the Assured for which we are the broker.

F. Underwriters have agreed to the following provisions, which have been included in the Hull & Machinery/Increased Value/War Risks insurance policies for the period December 30, 2012 to April 1, 2014:

“It is hereby noted and agreed that Insurers hereon shall not offset any claims and/or premiums (return or additional) due in respect of a vessel covered hereunder against claims and/or premiums (return or additional) due for any other vessel covered hereunder.

Insurers further note and agree that they will not cancel the Insurance of a vessel covered hereunder for reason of non-payment of premiums for other vessels covered hereunder and agree, if required, to issue a separate insurance policy for each vessel.”

As long as McGriff is the broker for the Assured, we will endeavor to have the above provisions agreed to by underwriters on future renewals or placements of Hull and Machinery/Increased Value/War Risks insurance policies but cannot guarantee underwriters will agree to same.

The Certificates of Insurance attached hereto and this letter issued to you are not a comprehensive summary of the terms, conditions, limitations and exclusions affecting such insurance coverages provided under the Insurances or any other insurances referred to in this letter. McGriff issues this letter with the understanding and caveat that it does not serve as a representation that any particular risk or occurrence will be covered by the Insurances or other insurances placed or that the Assured has coverage for all insurable claims. The circumstances of each claim are fact specific and may affect or determine whether an insurer provides coverage in such instances.

Sincerely,

McGriff, Seibels & Williams of Texas, Inc.